



RECEIVED
2006 JUN -2 P 4:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

11 May 2006

06014020

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 April 2006 till 29 April 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

PROCESSED
JUN 0 5 2006
THOMSON FINANCIAL

Encs

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc



List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Subscription for shares in Quill Realty Sdn. Bhd."	3 Apr 2006	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Preferential Offering of Units in Ascott Residence Trust"	3 Apr 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarifications on media reports"	6 Apr 2006	SGX-ST Listing Manual
Announcement by Australand – "DRP Price for March Quarter 2006 Dividend/Distribution"	10 Apr 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Completion of the purchase of the Junior Bonds in Malaysia"	12 Apr 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited -"Date of release of 1st Quarter 2006 financial results"	13 Apr 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Date of release of First Quarter 2006 financial results"	13 Apr 2006	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Waiver from announcing First Quarter 2006 results pursuant to Rule 705(2)(b) of the SGX-ST Listing Manual"	13 Apr 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Guangzhou Baiyun Holdings Pte. Ltd."	17 Apr 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Date of release of 1st Quarter 2006 Financial Results"	18 Apr 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Subscription for participating shares in the capital of Horizon Realty Fund, LLC"	19 Apr 2006	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides - Joint venture between CapitaLand Limited and Pantaloon Retail (India) Limited"	19 Apr 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Proposed divestment of shares in Sea View Hotel Limited"	19 Apr 2006	SGX-ST Listing Manual



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail India Pte. Ltd."	19 Apr 2006	SGX-ST Listing Manual
Announcement by Australand - "2006 Annual and General Meetings, Chairman's Address and Presentation Slides"	20 Apr 2006	For Public Relations Purposes
Announcement by Australand - "Annual and General Meetings - Outcome of resolutions put to the meetings"	20 Apr 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited - "Date of Release of First Quarter Financial Results Announcement"	20 Apr 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Results of the 26th Annual General Meeting held on 20 April 2006 and Results of the Extraordinary General Meeting held on 20 April 2006"	20 Apr 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) Unaudited Results for the period ended 31 March 2006; and (2) Ascott's 1Q 2006 Operating EBITDA improves by 21% net profit inclusive of portfolio gain jumps by 16 times"	20 Apr 2006	For Public Relations Purposes
Announcements by Australand - "(1) Australand Property Trust Consolidated Constitution; (2) Australand Property Trust No. 4 Consolidated Constitution; and (3) Australand Property Trust No. 5 Consolidated Constitution."	21 Apr 2006	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited – "(1) 2006 First Quarter Financial Statement Announcement; and (2) CCT increases distributable income by 15% in 1Q 2006."	21 Apr 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited	24 Apr 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of first quarter 2006 financial results"	25 Apr 2006	SGX-ST Listing Manual
Announcements and news release by CapitaMall Trust Management Limited – "(1) 2006 first quarter unaudited financial statement and distribution announcement; (2) Notice of books closure and distribution payment date; and (3) CMT achieves 10.02% higher first quarter 2006 distribution per unit."	25 Apr 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) New Citadines China Joint Ventures; (2) First Property Acquisition in Hong Kong; and (3) Citadines Management Contracts in a new city in China."	26 Apr 2006	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Completion of the Subscription by Lonsvale Pte. Ltd. relating to 49% of the share capital of Runwal CapitaLand India Pvt. Ltd."	26 Apr 2006	SGX-ST Listing Manual
News Release by The Ascott Group Limited - "Ascott presented with 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit in Shanghai"	27 Apr 2006	For Public Relations Purposes
Announcements and news release by Raffles Holdings Limited - "(1) Results of the 11th Annual General Meeting on 27 April 2006; and (2) Raffles Holdings' Financial Results for the Quarter ended 31 March 2006."	27 Apr 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Results of the Annual General Meeting and the Extraordinary General Meeting held on 28 April 2006"	28 Apr 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand LF (Cayman) Holdings Co., Ltd."	28 Apr 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Clarification to Article"	28 Apr 2006	For Public Relations Purposes
News release by The Ascott Group Limited - "Ascott Formalises Agreement with Addax Investment Bank to Launch 15 Serviced Residences in the Middle East and North Africa"	29 Apr 2006	For Public Relations Purposes

S:\Sec\ADR\2006\Listing\Apr 2006.doc



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR SHARES IN QUILL REALTY SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce that Ecore Research Pte Ltd ("Ecore Research"), an indirect wholly-owned subsidiary of CapitaLand, has subscribed and been allotted 40 ordinary shares of RM1 each in the share capital of Quill Realty Sdn. Bhd. ("Quill Realty") representing 40% of the total issued share capital of Quill Realty (the "Subscription"). The remaining 60% equity interest in Quill Realty is held by parties unrelated to CapitaLand. Following the Subscription, Quill Realty has become an indirect associated company of CapitaLand.

Quill Realty is a company incorporated in Malaysia whose principal activity is investment holding.

The Subscription does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
3 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Apr-2006 17:59:19
Announcement No.	00115

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Preferential Offering of Units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information. Accordingly, CapitaLand Limited's total effective interest in Ascott Residence Trust is 67.34%.
Attachments:	Ascottannc.3Apr2006.pdf Total size = **22K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration Number 197900881N)

PREFERENTIAL OFFERING OF UNITS IN ASCOTT RESIDENCE TRUST ("ART")

Further to the Company's announcement on 31 March 2006, the Company wishes to advise that, following certain minor system adjustments, the Company's interest in ART stands at 136,843,296 Units, representing 30.1 (instead of 30.2) per cent. of the issued Units in ART.

By Order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries
3 April 2006

IMPORTANT NOTICE

The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. Words and expressions not defined in this Announcement shall have the same meaning as defined in the prospectus of ART dated 6 March 2006 (the "Prospectus") unless the context requires otherwise.

As of the date of this Announcement, ART is not listed on the SGX-ST. When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this Announcement as well as all prospective investors in the Units should read the Prospectus before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, the Company, the Manager or any of their affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Company, the Manager, the Trustee or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

This Announcement is not an offer for sale of the Units in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). There will be no public offer of securities in the United States. The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus. Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S).

This Announcement, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Apr-2006 18:07:05
Announcement No.	00113

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Clarification on Media Reports

Description

CapitaLand Limited ("CapitaLand") refers to the various media reports on 6 April 2006 regarding CapitaLand CEO's pay rise of 8.5% in 2005. Some of the reports could be read to imply that the 2005 pay increase was for the record profit achieved in 2005 itself.

This is incorrect and we wish to clarify that the 2005 remuneration paid relates to actual compensation paid in 2005 which includes bonuses for performance in the preceding year (Financial Year 2004). This is clearly stated on page 29 of CapitaLand's "Summary Report to Shareholders 2005" under note (1) in the section titled "1. Directors' Remuneration".

Attachments:

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX ANNOUNCEMENT

10 April 2006

DRP PRICE FOR MARCH QUARTER 2006 DIVIDEND/DISTRIBUTION

Australand announces that in relation to dividend/distribution for the quarter ended 31 March 2006 of 4.0 cents per stapled security, payable on 4 May 2006, stapled securities will be issued to participants in the Distribution Reinvestment Plan (DRP) at a price of **$2.02** per stapled security.

This has been calculated as a 2.5% discount (rounded to the nearest cent) to the average of the daily volume weighted average prices of all sales of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days immediately following the record date for the distribution of 31 March 2006.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Apr-2006 18:06:31
Announcement No.	00150

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Completion of the purchase of the Junior Bonds in Malaysia"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTMLannc_completion_of_JB_investment.pdf Total size = **35K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

COMPLETION OF THE PURCHASE OF THE JUNIOR BONDS IN MALAYSIA

Further to the announcement dated 16 February 2006, the Board of Directors of CapitaCommercial Trust Management Limited (the "**Manager**"), as the manager of CapitaCommercial Trust ("**CCT**"), is pleased to announce the completion by CCT today of its subscription at par the following:

(a) RM20.0 million representing 100% in principal amount of Class C junior bonds issued by Aragorn ABS BHD (the "**Issuer**") maturing in the year 2013; and

(b) RM25.0 million representing 100% in principal amount of Class D junior bonds issued by the Issuer maturing in the year 2013,

(collectively, the "**Junior Bonds**"). The Junior Bonds are issued as part of an asset-backed securitisation by the Issuer over the property known as "Wisma Technip" situated in Kuala Lumpur, Malaysia.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
12 April 2006

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Apr-2006 18:04:19
Announcement No.	00127

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Date of release of 1st Quarter 2006 financial results"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTMLannc.Dateofrelease.1stQtr2006results.pdf Total size = **206K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

DATE OF RELEASE OF 1st QUARTER 2006 FINANCIAL RESULTS

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the 1st Quarter of 2006 ended 31 March 2006 on Friday, 21 April 2006.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
13 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Apr-2006 18:06:10
Announcement No.	00130

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Date of release of First Quarter 2006 financial results"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascottannc.Dateofrelease.results.pdf Total size = **7K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DATE OF RELEASE OF FIRST QUARTER 2006 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the 3 months ended 31 March 2006 on Thursday, 20 April 2006.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
13 April 2006

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Apr-2006 18:08:48
Announcement No.	00131

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited – "Waiver from announcing First Quarter 2006 results pursuant to Rule 705(2)(b) of the SGX-ST Listing Manual"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTML.Annc.13Apr2006.pdf Total size = **300K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

WAIVER FROM ANNOUNCING FIRST QUARTER 2006 RESULTS PURSUANT TO RULE 705(2)(b) OF THE SGX-ST LISTING MANUAL

The Board of Directors of Ascott Residence Trust Management Limited wishes to announce that under Rule 705(2(b) of the SGX Listing Manual, Ascott Residence Trust ("ART") is required to announce its first quarter financial results for the period from 19 January 2006 (its date of establishment) to 30 March 2006 as a private trust, and including 31 March 2006 (its listing date on the mainboard of SGX-ST) as a public-listed trust (the "First Quarter Financial Results") within 45 days from 31 March 2006, the end of the first quarter of its financial year.

As disclosed in the prospectus of ART dated 6 March 2006 under section "Distribution Policy" on pages 41 and 72, ART, as a public-listed trust, is required to make distributions to the unitholders of ART from 31 March 2006. As these unitholders are entitled to only one day of the distributions of ART in respect of the First Quarter Financial Results, the announcement of the First Quarter Financial Results of ART will not be meaningful to unitholders of ART.

In view thereof, SGX-ST has granted ART a waiver of Rule 705(2)(b) of the SGX Listing Manual to announce its First Quarter Financial Results.

ART will announce its financial results for the period from 19 January 2006 (its date of establishment) to 30 June 2006, within 45 days from 30 June 2006 in compliance with Rule 705(2)(b) of the SGX Listing Manual.

ART is not aware of any information which it has not announced, that will have a material bearing on investors' decision.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
13 April 2006

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND GUANGZHOU BAIYUN HOLDINGS PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Guangzhou Baiyun Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 April 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Apr-2006 17:57:13
Announcement No.	00099

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Date of release of 1st Quarter 2006 Financial Results"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTMLannc_Date_of_Release_1Q2006.pdf Total size = **57K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Apr-2006 17:57:13
Announcement No.	00099

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Date of release of 1st Quarter 2006 Financial Results"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTMLannc_Date_of_Release_1Q2006.pdf Total size = **57K** (2048K size limit recommended)

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CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

DATE OF RELEASE OF 1st QUARTER 2006 FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the 1st Quarter of 2006 ended 31 March 2006 on Tuesday, 25 April 2006.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
18 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Apr-2006 17:11:32
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Subscription for participating shares in the capital of Horizon Realty Fund, LLC
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CRTL.subscriptionshares.HorizonRealtyFund.pdf CRTL.Horizon.newrelease.pdf Total size = **172K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR PARTICIPATING SHARES IN THE CAPITAL OF HORIZON REALTY FUND, LLC

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail India Investments Pte. Ltd. ("CRII"), has today signed a subscription agreement to subscribe for 750,000 participating shares (the "Subscription") in the capital of Horizon Realty Fund, LLC (the "Fund") at US$100 (approximately S$162) for each share.

The Fund is a Mauritius limited life company organised primarily to enable pooling of funds by non-Indian investors for investment in real estate in India. It is sponsored by Pantaloon Retail (India) Ltd, the largest retailer in India listed on the Mumbai and National Stock Exchanges in India.

As at the date of this announcement, the Fund has received subscriptions for an aggregate of 2,630,000 participating shares at US$100 each from CRII and other investors for its initial closing. Upon acceptance of the Subscription, CRII's commitment to invest in the Fund would be US$75,000,000 (approximately S$121 million) amounting to 28.5% of the aggregate committed capital raised by the Fund. The Fund will become an indirect associated company of CapitaLand.

The Subscription does not have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 April 2006



Press Release

19 April 2006
For Immediate Release

CapitaLand forms joint venture with India's largest listed retailer, Pantaloon Retail (India) Ltd

Concurrently invests US$75 million in Pantaloon's retail property fund and establishes 50-50 joint venture for retail and fund management businesses

Singapore, 19 April 2006 – CapitaLand Limited's ("CapitaLand") indirect wholly owned subsidiary, CapitaLand Retail India Investments Pte. Ltd. ("CapitaLand Retail India"), today signed a Subscription Agreement to subscribe for 750,000 participating shares in Horizon Realty Fund, LLC (the "Horizon Fund") at US$100 (S$162) for each share, amounting to a total investment of US$75 million (S$121 million). The Horizon Fund is an international fund sponsored by Pantaloon Retail (India) Ltd ("Pantaloon"), the largest retailer in India listed on the Mumbai and National Stock Exchanges in India. Concurrently, CapitaLand has also signed a Heads of Agreement with Pantaloon to form a 50-50 joint venture retail management company and a 50-50 joint venture fund management company.

Pantaloon has a diversified retail business, which includes fashion, food, general merchandise, home furnishings, leisure and entertainment, communications, wellness and financial products. With a strong and established pan-India presence, it currently has over 100 stores in 25 cities across the country covering Tier 1 and Tier 2 cities, totalling 3.5 million square feet ("sq ft") of retail space. To date, Pantaloon has secured about 10 million sq ft of retail Gross Floor Area ("GFA") which will be operational by end 2008.

The Horizon Fund, which has an initial closing of US$263 million (S$426 million) and a target fund size of US$350 million (S$567 million), will invest in predominantly retail real estate development assets in India. CapitaLand Retail India's investment amounts to approximately 28.5% interest in the Horizon Fund, based on its initial closing fund size. The Horizon Fund has already identified four potential investments in Mumbai, Chennai, Bangalore and Kolkata with an approximate total retail GFA of 4.1 million sq ft and an estimated total asset value[1] of US$330 million (S$534 million). These properties are targeted to be completed by 2008-2009. JP Morgan is the financial advisor to the Horizon Fund.

[1] Based on project cost.

For the joint venture retail management company, it will provide retail management services to retail properties owned or managed by Pantaloon, properties owned by the Horizon Fund, properties owned by Pantaloon's other existing funds and properties owned by other retail property funds or Real Estate Investment Trusts ("REITs") which may be jointly created by CapitaLand and Pantaloon. It is envisaged that the joint venture retail management company will manage a portfolio of close to 50 quality retail malls located in key and secondary cities in India within the next two to three years. These malls are spread across 30 cities and 14 states pan-India with an estimated total retail GFA of over 15 million sq ft.

CapitaLand and Pantaloon, through the 50-50 joint venture fund management company, intend to create a retail Development Fund, a retail Income Fund or retail REITs to capture the tremendous growth in the India retail real estate market, subject to relevant laws and regulations. For such funds or REITs, CapitaLand will invest 20% to 40% as a sponsor, where permissible under India's regulation on Foreign Direct Investments in Indian retail real estate. In line with this intent, the joint venture fund management company is set up to provide asset management services to these funds or REITs.

Mr Kishore Biyani, Managing Director of Pantaloon Retail (India) Ltd, said, "We welcome this partnership with CapitaLand, one of Asia's largest listed property companies, with a proven track record in retail management, property funds and the pioneering of REITs as an asset class for international investors. Together, we envisage managing within the next two to three years this portfolio of assets, across over 15 million sq ft of retail real estate pan-India and also creating retail property funds or REITs. Through this alliance, we intend to maintain our leadership position in India's fast growing retail real estate market."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "Our partnership with Pantaloon, the largest shopping mall owner/manager in India, is a key milestone for CapitaLand as we venture into India, the second most populous country with one of the fastest growing retail sectors in the world. Pantaloon's in-depth understanding of the Indian retail market, strong network of local retailers and expertise in fund management is well complemented by CapitaLand's track record in retail development and asset management. These joint ventures will allow us to create and establish very quickly our retail and fund management platform in India. More importantly, we will now have an expanded retail and fund management footprint in Asia. Besides China, where we already have a pipeline to grow our retail GFA to over 40 million sq ft by 2010, CapitaLand is well-poised to capture the huge untapped potential in India, which is the world's second emerging economic power house after China."

India Economy and Retail Market[2]

India is currently the fourth largest economy in the world (measured in Purchasing Price Parity terms) and is expected to move up to third placing by 2010, just behind the United States and China. India's economy has posted an average growth rate of more than 6% since 1994, achieving a 7.9%[3] growth in Gross Domestic Product ("GDP") in 2005. The booming Indian middle class currently comprises 22% of the total population and is expected to increase to 32% by 2010. In addition, India's disposable income per capita is expected to rise at an average of 8.5% per annum till 2015. India also has the youngest population in the world with more than 50% under the age of 25. As urbanisation progresses rapidly in the country, India's urban population is also projected to increase from the current 28% of the total population to 40% by 2020. These positive macro-economic trends have resulted in changing consumer preferences for lifestyle goods and an organised retailing experience.

On the micro-economic front, retail is amongst the fastest growing sectors in the country. India is also currently ranked first in terms of emerging markets potential in this sector. As the retail sector in India is highly fragmented and organised retailing currently constitutes only 3% of the US$230 billion (S$372 billion) market, the organised retail sector is expected to grow 400% from US$7 billion (S$11 billion) to over US$30 billion (S$49 billion) by 2010.

About Pantaloon Retail (India) Ltd (www.pantaloon.com)

Pantaloon Retail (India) Ltd is India's leading retailer with a turnover of US$242 million (S$392 million) for the financial year ended June 2005, and is looking at approximately US$444 million (S$719 million) for the year ending June 2006. The company has a diversified consumer centric and retail businesses which includes fashion & footwear, food, home furnishings, general merchandise, leisure & entertainment, communications, books & music, e-tailing, wellness & beauty and financial products. The businesses are represented through multiple retail formats that cater to a wide segment of the diverse Indian society in Lifestyle retailing through Pantaloons, Central, Blue Sky and the aLL stores, and in Value retailing through Big Bazaar, Food Bazaar and Fashion Station.

In addition, Pantaloon is also a pioneer in Consumer Centric Financial Services and Asset Management via its financial services initiative, Future Capital. Future Capital focuses on Asset Management (both Private Equity & Real Estate), Insurance, Credit and other consumer related financial services. The Horizon Fund will be Future Capital's second Real Estate Fund after the successful deployment of a Domestic Indian Rupee Fund (The Kshitij Fund).

[2] Source: "The Great Indian Retail Story", Ernst and Young.
[3] Source: Economist Intelligence Unit

Headquartered out of Mumbai, the company has a national retail presence of around 3.5 million sq ft of retail space (over 100 stores) spread across 25 cities pan-India.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Recently, CapitaLand and the Runwal Group entered into a joint venture to develop a residential project on a 20-acre site in Ghatkopar in Mumbai, India.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
19 April 2006

Media Contact
Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Apr-2006 17:18:23
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides - "Joint venture between CapitaLand Limited and Pantaloon Retail (India) Limited"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLnPantaloon.19Apr06.pdf Total size = **662K** (2048K size limit recommended)

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Joint Venture between
CapitaLand Limited and Pantaloon Retail (India) Limited


CapitaLand



PANTALOON
RETAIL (INDIA) LIMITED

19 April 2006


pantaloons

OVERVIEW OF THE JOINT VENTURE

1. Subscription Agreement between CapitaLand Limited ("CapitaLand") and the Horizon Realty Fund, LLC ("Horizon Fund")
   - CapitaLand to invest US$75 million (S$121 million)[1] in the Horizon Fund which has an initial closing of US$263 million (S$426 million) and a target fund size of US$350 million (S$567 million).
2. Heads of Agreement between CapitaLand and Pantaloon Retail (India) Limited ("Pantaloon")
   - To set up a 50-50 joint venture retail management company to manage the following retail properties:
     - ✓ Properties owned/managed by Pantaloon
     - ✓ Properties owned by Kshitij Venture Capital Fund ("Kshitij Fund")
     - ✓ Properties owned by Horizon Fund
     - ✓ Properties owned by property funds or REITs jointly created by CapitaLand and Pantaloon
   - To set up a 50-50 joint venture fund management company with the intention to create a retail Development Fund, a retail Income Fund or retail REITs. CapitaLand will invest 20% to 40% as a sponsor for such funds or REITs

1. Exchange rate of S$1.6186 = US$1 is used throughout this presentation.

INVESTMENT IN HORIZON FUND

- The Horizon Fund will invest in predominately retail real estate development assets in India

- Identified 4 potential investments in Mumbai, Chennai, Bangalore and Kolkata

- These 4 projects will have a total retail Gross Floor Area (“GFA”) of approximately 4.1 mil sq ft with an estimated total asset value of US$330 mil (S$534 mil)

- Each project will have retail GFA of at least 50,000 square metres (“sqm”). They will be one-stop destinations for shopping, dining, leisure, entertainment and recreational.

- The 4 projects are expected to be completed by 2008-2009

PROFILE OF PANTALOON

- Pantaloon is the largest retailer in India with a diversified retail business which includes fashion, food, general merchandise, home furnishings, leisure & entertainment, communications, wellness and finance
- Listed on the Mumbai and National Stock Exchanges with market capitalisation of over US$1 billion[1] (S$1.6 billion)
- Fastest growing retailer since 2000 (YOY growth > 70%[2])
- Over 100 stores in 25 Tier 1 & Tier 2 cities across India with close to 3.5 million sq ft of retail space
- To date, Pantaloon has secured space in excess of 10 mil sq ft to become operational by 2008

1. Financial Express as at 18 April 2006.
2. Pantaloon Annual Report for 2004-2005.

MARKET LEADER WITH DIVERSIFIED BUSINESS

- Pantaloon's diversified line of business are delivered through multiple formats, including:
  - ✓ Pantaloons – lifestyle fashion store (18 outlets with over 419,000 sq ft of retail space)
  - ✓ Big Bazaar – hypermarket discount store (26 outlets with over 1.1 mil sq ft of retail space)
  - ✓ Food Bazaar – supermarket offering the best of Western and Indian values (37 outlets with over 348,000 sq ft of retail space)
  - ✓ Central Mall – Shop, Eat, Celebrate all under one roof (3 malls with 478,000 sq ft of retail space)




Big Bazaar at Ahmedabad




Pantaloons at Ahmedabad

MARKET LEADER WITH DIVERSIFIED BUSINESS


SHOP, EAT, CELEBRATE !
CENTRAL

CENTRAL


BANGALORE
SHOP







MARKET LEADER WITH DIVERSIFIED BUSINESS




BIG BAZAAR
BIG BAZAAR







MARKET LEADER WITH DIVERSIFIED BUSINESS

FOOD BAZAAR


Pantaloons

FASHION STATION


FOOD BAZAAR


pantaloons











MARKET LEADER WITH DIVERSIFIED BUSINESS


Blue Sky
WATCHES · SUNGLASSES


ezone
EXPERIENCE ELECTRONICS



MeLa


Home


Solutions
celebrate living.

PANTALOON'S PROPERTY FUNDS

- Kshitij Fund and Horizon Fund have been created to invest in real estate assets or projects
- With a combined fund size of US$430 million (S$696 million), it will establish significant retail development in India over the next 2-3 years

Kshitij Venture Capital Fund

- Domestic development fund of US$80 million (S$129 million)
- Size of development below 50,000 sqm or 10 hectares

Horizon Realty Fund

- International development fund with a target fund size of US$350 million (S$567 million)
- Size of development in excess of 50,000 sqm or 10 hectares

PIPELINE OF 50 ASSETS IN THE NEXT 2-3 YEARS


GURGAON
JAIPUR
AHMEDABAD
BARODA
KOLKATA
MANGALORE
CHENNAI
COCHIN

- Kshitij Fund and Horizon Fund will develop close to 50 malls spread across 30 cities and 14 states in India
- Target to complete in the next 2-3 years
- Total retail GFA of approximately 15 million sq ft
- Estimated total asset value of US$1.2 billion (S$1.9 billion)

Properties	No. of Assets	Retail GFA ('000 sq ft)
To be acquired by Kshitij Fund	14	3,760
To be acquired by Horizon Fund	6	5,150
Leased & Managed by Pantaloon	30	6,422
Total	**50**	**15,332**

* Based on company's estimates. Actual numbers subject to change.

BURGEONING CONSUMING CLASS


400,000
300,000
200,000
100,000
0
Thousands of households
5000
4500
4000
3500
3000
GDP at PPP divided by population
2005
2006
2007
2008
2009
2010


Number of households earning more than US$5,000 p.a.
Number of households earning more than US$3,000 p.a.
Number of households earning more than US$1,000 p.a.
GDP at purchasing power parity (PPP), divided by population.

Source:
- Economist Intelligence Unit & CapitaLand Research.
- "The Great Indian Retail Story", Ernst & Young.

- 4th largest economy in the world (measure in Purchasing Price Parity terms) and is expected to move up to 3rd placing by 2010
- Economy expected to grow at 6-7% p.a. over the next few years
- Disposable income per capita is expected to rise at an average of 8.5% p.a. till 2015

WORLD'S YOUNGEST POPULATION

- More than 50% of the population under the age of 25 years and has grown up in post liberalisation era
- Urban population is projected to increase from the current 28% to 40% of the total population by 2020


Population Median Age (Years)
45
40
35
30
25
20
15
10
5
0
India
China
US
Russia
Japan

Source:
- "The Great Indian Retail Story", Ernst & Young.
- SSKI report.

GROWING ORGANISED RETAIL SECTOR

- Highly fragmented retail sector, organised retail only constitutes 3% of the current retail market
- Organised retail sector expected to grow 400% from US$7 billion (S$11 billion) currently to US$30 billion (S$49 billion) by 2010



Comparative Penetration of Organised Retail
100%
80%
60%
40%
20%
0%
97%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source:
- "The Great Indian Retail Story", Ernst & Young.

PROFILE OF CAPITALAND

- One of the largest listed real estate property companies in Asia with core businesses in property, hospitality and real estate financial services. The company's property and hospitality portfolio spans more than 70 cities in 18 countries.
- Listed on the Stock Exchange of Singapore with a market capitalisation of S$13.6 billion[1]

Retail Business

- Asia's leading retail player – Owner / Manager of more than 46 retail malls in Singapore, Malaysia, Japan and China measuring over 20 million square feet
- Singapore – Largest retail mall manager in Singapore with 16 malls
- China – Strong presence with 26 malls. Asset portfolio of over US$1 billion. Pipeline to grow retail GFA to 40 million square feet by 2010.

1. Based on information from Bloomberg as at 18 April 2006.

PROFILE OF CAPITALAND

<u>Fund Management Business</u>

- Assets under management in excess of S$8.5 billion
- Pioneer of Real Estate Investment Trusts in Singapore with the listing of CapitaMall Trust (retail REIT) in July 2002
- Pioneered the 1st Commercial REIT (CapitaCommercial Trust) and 1st Serviced Residential REIT (Ascott Residence Trust)
- Strategic Partner to the LINK Management, manager of the LINK REIT, the world largest REIT IPO of US$2.5 billion which listed on 25 November 2005

BENEFITS OF PARTNERSHIP

CapitaLand

- ✓ One of the largest listed real estate companies in Asia
- ✓ Track record in retail development and asset management
- ✓ Proven real estate fund management expertise


PANTALOON
RETAIL (INDIA) LIMITED

- ✓ Largest retailer in India with more than 15 years of market experience
- ✓ In-depth understanding of India retail real estate market
- ✓ Market leader with strong network of local retailers



Strategic Partnership Founded on Strong Fundamental Growth in India's Organised Retail



Retail Mgt JV to manage portfolio of close to 50 quality malls pan-India measuring over 15 million square feet in next 2-3 years

Creation of property funds and/or REIT to meet international capital market demand

Become the dominant player in the Indian retail real estate and fund management businesses in the next 2-3 years

THANK YOU



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED DIVESTMENT OF SHARES IN SEA VIEW HOTEL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CRL Realty Pte Ltd ("CRLR") has today signed and completed two separate sale and purchase agreements (collectively, the "Sale and Purchase Agreements") with each of Kong Hoa Pte Limited ("KHPL") and Lim Kok Gin & Nephews Pte Ltd ("LKGN"), parties unrelated to CapitaLand Group, to divest (the "Divestment") its entire 23.85% stake comprising 5,270,000 shares (the "Sale Shares") in Sea View Hotel Limited ("Sea View") ("Completion"). The aggregate consideration (the "Consideration") for the Divestment was S$16,073,500 at S$3.05 per share.

Sea View is listed on the Singapore Exchange Securities Trading Limited. The principal activities of Sea View consisted of the business hoteliers and landlords. It ceased such operations since financial year 2004 and its principal activity is now that of investment holding.

Under the terms of the Sale and Purchase Agreements:

1. KHPL will acquire 2,108,000 of the Sale Shares at S$6,429,400 and LKGN will acquire 3,162,000 of the Sale Shares at S$9,644,100.

2. The Consideration, which was arrived at on a willing seller-willing buyer basis, shall be satisfied in cash in the following manner:

   (i) Upon Completion of the Divestment, a cash payment equivalent to 20% of the Consideration is payable by KHPL (S$1,285,880) and LKGN (S$1,928,820) respectively; and

   (ii) the balance of 80% of the Consideration (the "Balance Consideration") is payable by KHPL (S$5,143,520) and LKGN (S$7,715,280), respectively, in June 2006. The Balance Consideration will be secured by two letters of guarantee to be issued in favour of CRLR by a financial institution.

Following Completion, Sea View will cease to be an indirect associated company of CapitaLand.

The book value of the Sale Shares as at 31 March 2006 amounts to S$8,106,304.

The Divestment does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 April 2006



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL INDIA PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Retail India Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2006 12:41:09
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "2006 Annual and General Meetings, Chairman's Address and Presentation Slides"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand_annc_20Apr06AGMChairmansAddressandslides.pdf Total size = **226K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT

20 April 2006

2006 ANNUAL AND GENERAL MEETINGS
CHAIRMAN'S ADDRESS AND PRESENTATION SLIDES

Australand is pleased to provide a copy of the Chairman's Address and presentation slides for the 2006 Annual and General Meetings to be held today at 10.00am in the Melbourne Room, Sofitel Wentworth Sydney, 61-101 Phillip Street, Sydney.

Copies are also available on Australand's website at www.australand.com.au.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

AUSTRALAND HOLDINGS LIMITED
AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5

2006 ANNUAL AND GENERAL MEETINGS
THURSDAY, 20 APRIL 2006

CHAIRMAN'S ADDRESS

Good morning ladies and gentlemen. It is now 10.00am, the nominated time for the meetings.

Welcome to the ninth Annual General Meeting of Australand Holdings Limited and General Meetings of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 security holders. These meetings are to be held concurrently.

My name is Tham Kui Seng. I am the Chairman of Australand and Chairman of today's meetings. I table my written appointment from Australand Property Limited as Chairman of the meeting of Australand Property Trust and from Australand Investments Limited as Chairman of the meetings of Australand Property Trust No.4 and Australand Property Trust No.5.

The Secretary has informed me that a quorum is present, so I formally declare the meetings open.

Before I proceed to the formal business of the meetings, I would like to introduce the Directors and Secretary of Australand present today:

The Deputy Chairman, Mr Jim Service; the Managing Director, Mr Brendan Crotty; and fellow directors Mr Bill Beerworth; Lt. Gen. (Ret'd) Winston Choo; Mr Ian Hutchinson; Mr Paul Isherwood; and Mr Lui Chong Chee; and the Company Secretary, Mr Phil Mackey. Unfortunately Mr Kee Teck Koon cannot be with us today.

I also note that Mr Matthew Lunn from PricewaterhouseCoopers is in attendance today as a representative from Australand's auditor.

NOTICE OF MEETINGS

The Notices convening today's meetings were dispatched to security holders last month. If required, additional copies are available today at the registration desk. Unless I hear a voice to the contrary, I propose that the Notices convening the meetings are taken as read.

MINUTES

The Minutes of the 2005 Annual General Meeting of Australand Holdings Limited and the General Meetings of Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 held on 26 April 2005 have been approved by the Board and signed by me as Chairman. The Minutes are available today for inspection if desired.

Chairman's Address

Prior to moving to the Items of Business for today, I would like to address the meetings.

2005 was another significant year for Australand:

- we achieved our ninth consecutive year of profit growth recording a net profit after tax of $201.0 million for the 12 months to 31 December 2005;
- in October, we added approximately $400 million of investment properties to our portfolio via APT4 and APT5 and in December, we took the opportunity to purchase two additional investment properties not developed by the group, bringing the total value of our investment properties to $1.3 billion; and
- in September, we issued a new Hybrid security instrument Australand Subordinated Step-up Exchangeable Trust Securities known as ASSETS, raising $275 million that was used to fund the merger of Australand Property Trusts 4 and 5 and to repay group debt.

Profit

The net profit after tax of $201.0 million for the 12 months to 31 December 2005 was up 78% on the corresponding period last year and included an unrealised gain from the fair value adjustments of investment property of $53.7 million.

This gain is required to be taken through the profit and loss account following the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS). This may cause volatility in reported results of entities holding income producing property in Australia and accounts for the majority of the 78% profit increase. This is the first year that Australand has reported its results under AIFRS and a detailed explanation of the transition from the previous accounting standards is provided in Note 33 commencing on page 152 of the 2005 Annual Report.

The 2005 result reflects the Group's continuing strategy of growing the investment property portfolio and having a diversified property development business. The investment property division, comprising 49 properties with a value of $1.3 billion, contributed $128.7 million to the group result, while 99 development projects contributed $167.2 million of development profit before tax.

Substantial contributions from the Perth and Melbourne residential markets, together with stronger Melbourne and Brisbane commercial and industrial results, offset the weaker conditions in the Sydney and South East Queensland residential markets.

The 2005 Annual Report contains an overview of the operations for each of the business divisions for the 2005 year commencing on page 17.

I will now provide an overview of the Group's activities and each of the divisions for the 2006 year to date.

To date this year, the group has generated development profit and revenue broadly in line with prior years. The March quarter normally delivers a lower proportionate contribution of development profits than the remaining three quarters of the year.

Residential Division

The Residential Division continues to perform satisfactorily. Sydney as a result of a slightly improved employment outlook, ever tightening vacancy rates and increasing rental rates, is experiencing improved sales enquiry and sales for medium density and apartments. Melbourne is performing solidly again in 2006 following on from its strong 2005 and the Perth market continues to grow at a robust pace. South -East Queensland is split into two segments with South Brisbane / Gold Coast performing satisfactorily and North Brisbane / Sunshine Coast trading slightly below expectations. We may not see an improvement in South East Queensland during the remainder of 2006.

Commercial and Industrial Division

The Commercial and Industrial Division enters 2006 with a satisfactory level of work in progress, driven primarily by large Industrial pre-commitments in the Melbourne market and strong Brisbane land sales. Improved contributions from New South Wales, Western Australia and South Australia are expected to emerge during 2006.

The division is currently trading slightly ahead of expectations, however full-year results will be largely determined by the level of project completions prior to financial close. Currently, over 350,000 square metres of industrial construction are underway and a planned increase in commercial development is expected to bolster activity for the balance of 2006 and into 2007.

As indicated earlier in the year, our major Commercial asset, Freshwater Place, is on track to be 100% leased by mid year with only 1,360 sqm, or part of one floor, still available.

Investment Property

The group's strategy of continuing to increase the level of recurrent income from internally developed investments is being maintained by the historically high level of industrial pre-commitments currently under construction by the Commercial and Industrial Division.

Following the substantial increase in Australand's Investment Property portfolio, from approximately $600 million to over $1.3 billion over the past year, higher full-year rental income streams will be able to be brought to account in 2006. Importantly, the increased level of assets under management has been matched by increased average lease terms (now over 7.8 years) and a vacancy rate of below 1% across the total portfolio.

2006 Outlook

2006 is expected to be a year of consolidation for Australand.

The rate of employment growth in Brisbane and Melbourne during the last six months is not as strong as it was in the comparable 2004/2005 period, and is not expected to increase in the short term in any capital city other than Perth or in any sector other than resources. This may

limit increases in aggregate demand for new dwellings in most mainstream residential market segments, other than Perth, though overall residential market sentiment and enquiries are slightly better than anticipated.

It is anticipated that demand for new purpose-built industrial properties will remain at or about current levels in Sydney and Melbourne, but may be constrained by the sharp increases in the price of Brisbane industrial land that occurred during 2005. Fortunately, the Commercial and Industrial division's strong deal pipeline should deliver higher development profits during 2006 which should help to offset any reduction in profits from residential property development.

With 49 properties in the investment property portfolio, 6 properties under construction and a large pre-construction pipeline, increased income from the portfolio will also underpin the 2006 result.

On balance therefore, we expect 2006 profits to be sufficient to enable distributions per stapled security to be maintained at the current level of 16.5 cents.

DIVIDENDS/DISTRIBUTIONS

The total dividends/distributions for the year were in line with the prior year at 16.5 cents per stapled security. The final 2005 dividend / distribution of 4.5 cents per stapled security was paid on 8 February 2006.

The directors expect to continue to pay dividends/distributions on a quarterly basis and it is likely that the dividend component will continue to be fully franked throughout 2006.

The directors have declared an interim dividend and distribution for the March 2006 quarter of 4 cents per stapled security comprising a 2.4 cent fully franked dividend from Australand Holdings Limited and distributions from the three property trusts totaling 1.6 cents. The dividend/distribution is payable on Thursday, 4 May 2006.

As from the December 2005 quarter, the directors established a new Distribution Reinvestment Plan following the merger of APT4 and APT5 and for which there was an approximate 68% participation by security holders.

CORPORATE GOVERNANCE REVIEW

As noted in the Annual Report, Australand has a strong corporate governance framework, which helps guide everyday business practice and decision making throughout the Group. The Board and senior management are committed to maintaining this framework, which means fostering a culture that values high ethical standards, personal and corporate integrity and respect for others.

Our approach to corporate governance and the improvements to our corporate governance framework during 2005, are set out in Australand's Corporate Governance Statement, commencing on page 50 of the Annual Report.

Thank you.



AUSTRALAND
STRENGTH
THROUGH
DIVERSITY

20 April 2006

2006 Annual and General Meetings

Highlights

- 9th year of record profit, of $201m
  - testament to the group's diversification strategy
- Underlying operating profit also up, to $147m
  - excluding gains from fair value adjustment of existing investment properties
- All divisions improved profitability
- Stapled APT4 & APT5
- Investment properties now > $1.3 billion
- Successfully issued $275m ASSETS hybrid security

Group overview - 2006

- Development revenue and profit YTD in line with last year.
- March quarter delivers lower proportionate contribution of development profits than remaining 3 quarters.
- Residential and C&I divisions continue to perform satisfactorily.
- Investment property portfolio continues to perform strongly.


AUSTRALAND

Group outlook - 2006

- 2006 expected to be a year of consolidation
- 2006 profits to be sufficient to maintain distributions at 16.5 cents per stapled security.

Overview of resolutions

- Resolutions 2, 3.1, 3.2, 3.3 and 5:
  - ordinary resolutions
  - vote on show of hands
  - passed if >50% of votes cast are in favour
- Resolutions 4.1, 4.2 and 4.3:
  - special resolutions
  - vote by poll
  - passed if >75% of votes cast are in favour


AUSTRALAND

Resolution 2 - proxies

To adopt the Australand Holdings Limited Remuneration Report for the year ended 31 December 2005

For	Against	Open	Abstain
136,854,683	12,952,447	5,909,679	701,016

Resolution 3.1 - proxies

That Mr Paul Dean Isherwood be elected as a director of Australand Holdings Limited.

For	Against	Open	Abstain
146,501,376	3,869,367	5,735,250	358,832


AUSTRALAND

Resolution 3.2 - proxies

That Mr William John Beerworth be re-elected as a director of Australand Holdings Limited.

For	Against	Open	Abstain
138,577,632	11,857,447	5,711,750	317,996

Resolution 3.3 - proxies

That Lt. Gen (Ret'd) Winston Choo be re-elected as a director of Australand Holdings Limited.

For	Against	Open	Abstain
135,634,510	12,971,020	5,664,707	2,194,588


AUSTRALAND

Resolution 5 - proxies

That the issue of securities in one or more of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 upon the exchange of up to 2,750,000 Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS), on the terms and conditions as described in the Explanatory Statement to the Notice of Meetings convening this meeting, is approved for all purposes.

For	Against	Open	Abstain
64,459,094	319,345	2,983,069	655,241

Resolutions 4.1, 4.2, and 4.3 - proxies

Resolution	For	Against	Open	Abstain
4.1	149,849,970	282,916	5,858,067	542,872
4.2	149,825,413	246,473	5,835,067	557,872
4.3	149,843,365	233,757	5,835,067	552,636


AUSTRALAND

Voting card

MOTION		FOR	AGAINST
2	Adoption of the Remuneration Report		
3.1	To elect Mr Paul Dean Isherwood as a director		
3.2	To re-elect Mr William John Beeworth as a director		
3.3	To re-elect Mr Lt. Gen (Ret'd) Winston Choo as a director		
4.1	To amend the Constitution of Australand Property Trust		
4.2	To amend the Constitution of Australand Property Trust No.4		
4.3	To amend the Constitution of Australand Property Trust No.5		
5	To approve the issue of stapled securities on exchange of ASSETS		

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2006 17:19:50
Announcement No.	00054

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Annual and General Meetings - Outcome of resolutions put to the meetings"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand_annc_20Apr06AGMoutcomeofresolutions.pdf Total size = **28K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX ANNOUNCEMENT

20 April 2006

ANNUAL AND GENERAL MEETINGS
OUTCOME OF RESOLUTIONS PUT TO THE MEETINGS

In accordance with section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, Australand advises the outcome of each resolution put to the Annual and General Meetings today is as follows:

ITEM 2: ADOPTION OF THE REMUNERATION REPORT

RESOLUTION 2

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
136,854,683	12,952,447	701,016	5,909,679

ITEM 3. ELECTION AND RE-ELECTION OF DIRECTORS

RESOLUTION 3.1

Election of Paul Dean Isherwood - passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
146,501,376	3,869,367	358,832	5,735,250

RESOLUTION 3.2

Re-election of William John Beerworth - passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
138,577,632	11,857,447	317,996	5,711,750

RESOLUTION 3.3

Re-election of Lt. Gen (Ret'd) Winston Choo - passed on a show of hands as an ordinary resolution of Australand Holdings Limited.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
135,634,510	12,971,020	2,194,588	5,664,707

ITEM 4: AMENDMENTS TO THE CONSTITUTIONS OF AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5

RESOLUTION 4.1

Passed on a poll as a special resolution of Australand Property Trust.

The total number of votes cast on the poll:

For	Against	Abstain
634,518,957	282,916	542,872

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
149,849,970	282,916	542,872	5,858,067

RESOLUTION 4.2

Passed on a poll as a special resolution of Australand Property Trust No.4.

The total number of votes cast on the poll:

For	Against	Abstain
633,833,356	246,473	557,872

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
149,825,413	246,473	557,872	5,835,067

RESOLUTION 4.3

Passed on a poll as a special resolution of Australand Property Trust No.5.

The total number of votes cast on the poll:

For	Against	Abstain
633,851,308	233,757	552,636

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
149,843,365	233,757	552,636	5,835,067

ITEM 5: APPROVAL OF THE ISSUE OF STAPLED SECURITIES ON EXCHANGE OF ASSETS

RESOLUTION 5

Passed on a show of hands as an ordinary resolution of each of Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5.

The total number of votes exercisable by all validly appointed proxies:

For	Against	Abstain	Open
64,459,094	319,345	655,241	2,983,069

APPOINTMENT OF CORPORATE REPRESENTATIVE

Ausprop Holdings Limited appointed Mr Lui Chong Chee, or failing him, Mr Brendan Patrick Crotty its representative and directed that its 374,499,663 stapled securities be voted in favour of each resolution.

Austvale Holdings Ltd appointed Mr Lui Chong Chee, or failing him, Mr Brendan Patrick Crotty as its representative and directed that its 100,279,891 stapled securities be voted in favour of each resolution.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2006 17:32:25
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Date of Release of First Quarter Financial Results Announcement"

Description

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

Attachments:

RHLannc_Date_of_Release_of_1Q06_Financial_Results.pdf
Total size = **21K**
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Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Date of Release of First Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the three months ended 31 March 2006 on Thursday, 27 April 2006.

By Order of the Board

Choong Mee Fong
Company Secretary
20 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2006 18:36:56
Announcement No.	00108

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Announcement Title * — Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Results of the 26th Annual General Meeting held on 20 April 2006 and Results of the Extraordinary General Meeting held on 20 April 2006"

Description — CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matters, as attached for information.

Attachments: Ascott_annc_results.pdf
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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

RESULTS OF THE 26TH ANNUAL GENERAL MEETING HELD ON 20 APRIL 2006

At the 26th Annual General Meeting ("AGM") of the Company held on 20 April 2006, all the resolutions relating to matters as set out in the Notice of AGM dated 27 March 2006 were duly passed.

RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 20 APRIL 2006

At the Extraordinary General Meeting ("EGM") of the Company held on 20 April 2006, the resolution relating to the amendments of the Company's Articles of Association as set out in the Notice of EGM dated 27 March 2006 was duly passed.

By order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
20 April 2006

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Apr-2006 19:23:57
Announcement No.	00121

>> Announcement Details

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Announcement Title *	Announcement/News release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Unaudited Results for the period ended 31 March 2006; and (2) Ascott's 1Q 2006 Operating EBITDA improves by 21% net profit inclusive of portfolio gain jumps by 16 times"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0K** (2048K size limit recommended)

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THE
ASCOTT
GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD
ENDED 31 MARCH 2006
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 1Q 2006 S$'000	GROUP 1Q 2005 S$'000	% +/-
Revenue	A.1	106,540	99,662	7%
Cost of sales		(74,986)	(73,554)	2%
Gross profit	A.1	31,554	26,108	21%
Other operating income		559	806	-31%
Administrative expenses	A.2	(10,091)	(9,011)	12%
Other operating expenses		(138)	(122)	13%
Profit from operations		**21,884**	**17,781**	**23%**
Share of results of associates and jointly controlled entities	A.3	(2,922)	(1,736)	68%
Comprising:				
Operating results		*(2,113)*	*(1,470)*	*44%*
Taxation		*(113)*	*(266)*	*-58%*
Non-operating results		*(696)*	*-*	*n.m.*
Non-operating income	A.4	41,243	-	n.m.
Foreign exchange loss		(534)	(1,049)	-49%
Interest income		2,615	2,194	19%
Finance costs	A.5	(13,946)	(11,459)	22%
Profit from ordinary activities before taxation		**48,340**	**5,731**	**743%**
Taxation		(2,705)	(1,148)	136%
Profit from ordinary activities after taxation		**45,635**	**4,583**	**896%**
Attributable to:				
Shareholders		43,798	2,436	n.m.
Minority interests		1,837	2,147	-14%
		45,635	**4,583**	**896%**

n.m – not meaningful

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for 1Q 2006 included the effects of the following events:

1. Hemliner Real Estate (Beijing) Co Ltd ("Hemliner") which owns The Ascott Beijing in China and Greenpark Investments (Guernsey) Limited ("Greenpark") which owns The Ascott Mayfair in UK became wholly owned subsidiaries of the Group with effect from late December 2005. Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota") which owns Somerset Ho Chi Minh City in Vietnam also became a 69% owned subsidiary of the Group with effect from late April 2005.

   Accordingly, the operating results of Hemliner, Greenpark and Mekong-Hacota were consolidated for 1Q 2006. In 1Q 2005, Hemliner was accounted for as an associate and Greenpark and Mekong-Hacota were accounted for as jointly controlled entities.

2. On 20 January 2006, the Group established a new Pan-Asian serviced residence REIT known as Ascott Residence Trust ("ART").

In conjunction with the above, the Group divested 12 of its investment properties to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash.

Upon the completion of the abovementioned divestment, the Group offered up to 340,500,000 units to its shareholders on a renounceable basis of 200 units in ART for every 1,000 shares held by the shareholders in the Company on the books closure date at the price of $0.68 per unit ("Preferential Offering"). At the close of the Preferential Offering, the shareholders of the Group were allocated with 317,156,704 of the units offered and the Group's interest in ART was then reduced to 30.1%, or 136,843,296 units in ART.

On 31 March 2006, all units of ART became quoted and listed on the Main Board of SGX-ST.

Subject to the sanction of the Singapore High Court, the Company will carry out a capital reduction exercise to reduce its shareholders' equity by approximately S$203.0 million which is the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering.

A.1 Revenue and Gross profit

Revenue

Revenue for 1Q 2006 of S$106.5 million increased by 7% over that of the corresponding period last year. The increase in revenue was underpinned by an overall revenue per available apartment unit ("REVPAU") growth, with the serviced residence operations in Singapore, Philippines and the United Kingdom attaining double digit REVPAU increases. The consolidation of results from Hemliner in China, Mekong-Hacota in Vietnam as well as Greenpark in UK also contributed to the increase in revenue. The revenue for 1Q 2006 would have been S$111.4 million, an increase of 12% if the translation differences of Europe accounts at lower exchange rates for this quarter were excluded.

Gross profit

The Group's serviced residences continued to maintain their high level of operating performance in the current quarter. Coupled with the consolidation of Hemliner, Mekong-Hacota as well as Greenpark, the gross profit increased from S$26.1 million in 1Q 2005 to S$31.6 million in 1Q 2006. This represented an increase of 21%. The Group also boosted its profitability with gross profit margin improving from 26% in 1Q 2005 to 30% in 1Q 2006. The improvement in the gross profit margin was due mainly to the higher overall average daily rates achieved and better operating efficiency.

A.2 Administrative expenses

The higher administrative expenses in 1Q 2006, as compared to the corresponding period last year, were partly due to higher depreciation charges resulting from the consolidation of the operating results of Hemliner, Mekong-Hacota and Greenpark.

A.3 Share of results of associates and jointly controlled entities

	GROUP		
	1Q 2006 S$'000	**1Q 2005 S$'000**	**% +/-**
The Group's share of results of :			
Associates:	**252**	**913**	**-72%**
Comprising:			
- Operating results	*365*	*1,060*	*-66%*
- Taxation	*(113)*	*(147)*	*-23%*
Jointly controlled entities:	**(3,174)**	**(2,649)**	**20%**
Comprising:			
- Operating results (1)	*(2,478)*	*(2,530)*	*-2%*
- Taxation	-	*(119)*	*n.m.*
- Non-operating results (2)	*(696)*	-	*n.m.*
Total share of results	**(2,922)**	**(1,736)**	**68%**

Associates

In 1Q 2005, the Group's operating results in associates included 30% share of Hemliner's operating results. In 1Q 2006, Hemliner's operating results were no longer equity accounted for under associates as it has been consolidated as a wholly-owned subsidiary of the Group.

Jointly controlled entities

(1) In 1Q 2005, the Group's operating results in jointly controlled entities included 50% share of Greenpark's operating results as well as those of Queensgate Gardens (C.I.) Limited ("Queensgate") which owns Somerset Queensgate. As at late December 2005, the Group acquired the remaining 50% interest in Greenpark and disposed of its 50% interest in Queensgate via an asset swap transaction.

In addition to the above, the Group's operating results in jointly controlled entities in 1Q 2005 also included the share of Mekong-Hacota's operating results. Mekong-Hacota became a 69% owned subsidiary of the Group with effect from late April 2005.

Other than the above, the Group's share of operating loss of S$2.5 million recorded in 1Q 2006 largely pertained to the serviced residences in London held under a jointly controlled entity. The interest income earned on shareholder's loans extended to jointly controlled entities amounting to S$2.4 million has been separately reflected under "Interest Income". The Group's share of results from jointly controlled entities, net of the associated interest income, was only marginally negative at S$0.1 million. This was an improvement over the net loss of S$0.5 million in the corresponding period last year.

(2) In 1Q 2006, the portfolio loss related to the loss on disposal of the investment property, Somerset Roland Garden, previously held under a jointly controlled entity in UK.

A.4 Non-operating income

In 1Q 2006, the non-operating income relates mainly to realisation of certain revaluation reserve, foreign currency translation reserve and hedging reserve, net of transaction costs, in relation to the Group's divestment of 12 investment properties to ART and the subsequent Preferential Offering.

A.5 Finance costs

The higher finance costs in 1Q 2006, as compared to the corresponding period last year, were mainly due to the consolidation of the interest expenses of Hemliner, Mekong-Hacota and Greenpark.

A.6 Profit from ordinary activities before taxation includes the following significant items:

	GROUP		
	1Q 2006 S$'000	1Q 2005 S$'000	% +/-
Depreciation and amortisation	(6,141)	(5,740)	7%
Staff costs	(27,846)	(27,001)	3%
Operating lease rental	(15,791)	(16,595)	-5%

A.7 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP		
	1Q 2006 S$'000	1Q 2005 S$'000	% +/-
Profit from ordinary activities before taxation	**48,340**	**5,731**	**743%**
Add:			
Finance costs	13,946	11,459	22%
Group EBIT	**62,286**	**17,190**	**262%**
Add:			
Depreciation and amortisation	6,141	5,740	7%
Group EBITDA	**68,427**	**22,930**	**198%**
Less:			
Share of taxation of associates and jointly controlled entities *(A.3)*	113	266	-58%
Share of non-operating results of associates and jointly controlled entities *(A.3)*	696	-	n.m.
Non-operating income *(A.4)*	(41,243)	-	n.m.
Net portfolio gain	(40,547)	-	n.m.
Operating EBITDA	**27,993**	**23,196**	**21%**

1(b)(i) **BALANCE SHEET**

	Note	GROUP 31/03/2006 S$'000	GROUP 31/12/2005 S$'000	COMPANY 31/03/2006 S$'000	COMPANY 31/12/2005 S$'000
Non-Current Assets					
Property, plant and equipment		112,409	123,554	946	779
Intangible assets		27,459	28,972	-	-
Investment properties	1(b)(ii)	1,274,402	2,233,737	-	-
Properties under development		11,660	11,986	-	-
Interest in subsidiaries	1(b)(ii)	-	-	255,800	311,621
Interest in associates and jointly controlled entities	1(b)(ii)	287,612	104,729	183,842	3,234
Long term receivables		162	1,158	4,879	60,123
Other financial assets		4,128	3,288	26	26
Deferred tax assets		10,292	11,342	-	-
		1,728,124	2,518,766	445,493	375,783
Current Assets					
Properties held for sale		9,346	14,659	-	-
Inventories		542	866	-	-
Trade receivables		35,752	43,794	-	-
Other receivables		115,437	101,752	203,083	177,032
Cash and bank balances		73,774	101,177	4,201	928
		234,851	262,248	207,284	177,960
Current Liabilities					
Bank overdraft (unsecured)	1(b)(iii)	-	(6,260)	-	-
Trade payables		(35,115)	(22,883)	(356)	(45)
Other payables		(156,903)	(200,043)	(62,718)	(48,109)
Interest bearing liabilities	1(b)(iii)	(166,783)	(334,420)	-	-
Current tax payable		(9,655)	(12,444)	(3,481)	(4,445)
		(368,456)	(576,050)	(66,555)	(52,599)
Net Current (Liabilities) / Assets		(133,605)	(313,802)	140,729	125,361
		1,594,519	2,204,964	586,222	501,144
Non-Current Liabilities					
Interest bearing liabilities	1(b)(iii)	(441,533)	(778,975)	-	-
Amount due to minority shareholders of subsidiaries		(3,975)	(4,114)	-	-
Other long term payables		-	-	(239,866)	-
Deferred income		(8,000)	(8,079)	-	-
Deferred tax liabilities		(19,900)	(20,752)	(882)	(883)
		(473,408)	(811,920)	(240,748)	(883)
		1,121,111	1,393,044	345,474	500,261
Capital and Reserves					
Share capital	1(b)(iv)	370,446	314,416	370,446	314,416
Reserves	1(b)(iv)	675,795	952,656	(24,972)	185,845
Shareholders' Equity		1,046,241	1,267,072	345,474	500,261
Minority interests		74,870	125,972	-	-
Total Equity		1,121,111	1,393,044	345,474	500,261

1(b)(ii) Group's investment properties and interest in associates and jointly controlled entities
Company's interest in subsidiaries

Pursuant to the Group's establishment of ART, the Group and the Company divested 12 of its investment properties to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash.

Upon the completion of the subsequent Preferential Offering, 69.9% or 317,156,704 units in ART was allocated to shareholders. The Group retained 30.1% or 136,843,296 units in ART. As such, the balance sheet of ART was de-consolidated on 31 March 2006. ART was then accounted for as an associate of the Group prospectively, which resulted in an increase of approximately S$181 million in the investment in associates and jointly controlled entities as at 31 March 2006.

1(b)(iii) Group borrowings (including finance leases)

		As at 31/03/2006 S$'000	As at 31/12/2005 S$'000
Repayable in one year or less or on demand			
- Secured		16,663	87,417
- Unsecured		150,120	253,263
		166,783	340,680
Repayable after one year			
- Secured		441,533	778,975
		441,533	778,975
Total	(1)	608,316	1,119,655

(1) The decrease in the Group's borrowings as at 31 March 2006 was mainly due to Group's repayment of bank loans with the proceeds of approximately S$215 million from the Group's divestment of 69.9% or 317,156,704 units in ART and the Group's de-consolidation of companies injected into ART as mentioned previously in 1(b)(ii).

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale; and
- Pledge of shares of some subsidiaries.

1(b)(iv) Group share capital and reserves

Arising from the abolition of the par value concept in the Companies (Amendment) Act 2005 which became effective on 30 January 2006, the share premium of the Company was reclassified from reserves into the issued and paid-up share capital of the Company. As such, this led to the increase in the share capital of the Company during the current quarter.

In addition, the reserves of the Company and of the Group decreased in view of the pending capital reduction exercise which the Company will carry out to reduce its shareholders' equity by approximately S$203.0 million which is the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering ("Capital Reduction Exercise"). This amount will be applied against the Company's paid-up share capital when the sanction of the Singapore High Court pursuant to Section 78G of the Companies Act has been obtained for the capital reduction. Petition for the said capital reduction has been filed with the Singapore High Court.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	YTD Mar 2006 S$'000	YTD Mar 2005 S$'000
Operating Activities		
Profit from ordinary activities before taxation	48,340	5,731
Adjustments for:		
Accretion of deferred income	(654)	(690)
Depreciation and amortisation	6,141	5,740
Loss/(gain) on disposal of:		
- property, plant and equipment	(9)	36
Non-operating income	(41,243)	-
Interest expense	13,747	11,431
Interest income	(2,615)	(2,194)
Share of results of associates and jointly controlled entities	2,922	1,736
Share option and performance share expense	275	287
Operating profit before working capital changes	**26,904**	**22,077**
Changes in working capital	(13,155)	(9,746)
Cash generated from operations	**13,749**	**12,331**
Income tax paid	(4,737)	(4,459)
Proceeds from sale of golf memberships	782	134
Cash flows from operating activities	**9,794**	**8,006**
Investing Activities		
Interest received	2,882	2,381
Acquisition of property, plant and equipment	(5,375)	(8,420)
Acquisition of subsidiary, net of cash	(2,149)	-
Disposal of subsidiary, net of cash	267,478	-
Proceeds from disposal of:		
- property, plant and equipment	-	36
Investment in associates and jointly controlled entities	(7,728)	(6,694)
Dividends from associates and jointly controlled entities	116	266
Acquisition of investment properties and properties under development	-	(68)
Other investing cash flow	(262)	-
Cash flows from investing activities	**254,962**	**(12,499)**
Financing Activities		
Proceeds from shares issued under share option scheme	4,123	2,091
Interest paid	(14,414)	(10,365)
Loan related expenses paid	(41)	(6,020)
Dividends paid to minority interest	(70)	(7,619)
Proceeds from / (repayments of) bank borrowings	(271,267)	51,214
Repayment of finance lease liabilities	(845)	(849)
Fixed deposits pledged as securities	-	421
Cash flows from financing activities	**(282,514)**	**28,873**
(Decrease) / increase in cash & cash equivalents	**(17,758)**	**24,380**
Cash and cash equivalents at beginning of the period	**94,917**	**86,833**
Effect of exchange rate changes on balances held in foreign currencies	(3,385)	548
Cash and cash equivalents at end of the period	**73,774**	**111,761**

Cash and cash equivalents at end of year comprise:

	31/3/2006 S$'000	31/3/2005 S$'000
Cash & Bank Balances	73,774	133,859
Fixed deposits pledged as security for term loan	-	(16,713)
Bank overdraft	-	(5,385)
Cash and cash equivalents at end of the period	**73,774**	**111,761**

The operating cashflow of the Group has increased by 22% from S$8.0 million in 1Q 2005 to S$9.8 million in 1Q 2006, in line with better operating performances in the Group's serviced residence operations.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Issue of shares under the Share Option Plan	4,123	-	-	-	-	-	-	-	-	-		4,123	-	4,123
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-		-	-	
Stock option expense	-	-	-	-	-	-	129	-	-	-		129	-	129
Performance shares expense	-	-	-	-	-	-	146	-	-	-		146	-	146
Hedging movement for the period	-	-	-	-	-	-	-	-	1,671	-		1,671	-	1,671
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(14,015)		(14,015)	-	(14,015)
Translation adjustment	-	-	(3,957)	(38)	-	-	-	(19)	-	-		(4,014)	(347)	(4,361)
Disposal of subsidiaries and investment properties	-	-	(34,545)	(98)	-	-	-	-	(1,994)	(13,036)		(49,673)	(52,522)	(102,195)
Profit for the period	-	-	-	-	-	-	-	-	-	-	43,798	43,798	1,837	45,635
Transfer (to)/from	51,798	(294,278)	-	-	-	-	-	242,480	-	-		-	-	
Dividends paid	-	-	-	-	-	-	-	-	-	-		-	(70)	(70)
Capital distribution to shareholders #	-	-	-	-	-	-	-	(202,996)	-	-		(202,996)	-	(202,996)
At 31 March 2006	370,446	-	42,365	467	95,136	396,000	2,920	44,939	(4,128)	(25,645)	123,741	1,046,241	74,870	1,121,111

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
At 1 January 2005	310,988	291,812	74,231	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 102	-	-	-	-	-	-	1,843	-	-	-	(882)	961	-	961
	310,988	291,812	74,231	504	95,136	396,000	1,843	5,474	-	(31,575)	90,666	1,235,079	115,695	1,350,774
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	(5,242)	24,656	(28,309)	(8,895)	-	(8,895)
As restated	310,988	291,812	74,231	504	95,136	396,000	1,843	5,474	(5,242)	(6,919)	62,357	1,226,184	115,695	1,341,879
Issue of shares under the Share Option Plan	1,286	760	-	-	-	-	-	-	-	-		2,046	-	2,046
Issue of shares under the Performance Share Plan	44	-	-	-	-	-	-	-	-	-		44	-	44
Stock option expense	-	-	-	-	-	-	260	-	-	-		260	-	260
Performance shares expense	-	-	-	-	-	-	27	-	-	-		27	-	27
Hedging movement for the period	-	-	-	-	-	-	-	-	2,089	-		2,089	-	2,089
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(7,133)		(7,133)	-	(7,133)
Translation adjustment	-	-	(48)	(17)	-	-	-	-	-	-		(65)	(1,990)	(2,055)
Profit for the period	-	-	-	-	-	-	-	-	-	-	2,436	2,436	2,147	4,583
Dividends paid	-	-	-	-	-	-	-	-	-	-		-	(7,619)	(7,619)
At 31 March 2005	312,318	292,572	74,183	487	95,136	396,000	2,130	5,474	(3,153)	(14,052)	64,793	1,225,888	108,233	1,334,121

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Other Capital Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY								
At 1 January 2006	314,416	51,798	95,136	-	-	2,754	36,157	500,261
Issue of shares under the Share Option Plan	4,123	-	-	-	-	-	-	4,123
Issue of shares under the Performance Share Plan	109	-	-	-	-	(109)	-	-
Stock option expense	-	-	-	-	-	129	-	129
Performance shares expense	-	-	-	-	-	146	-	146
Transfer (to)/from	51,798	(51,798)	-		-	-	-	-
Capital distribution to shareholders #	-	-	-	(202,996)	-	-	-	(202,996)
Profit for the period	-	-	-	-	-	-	43,811	43,811
At 31 March 2006	370,446	-	95,136	(202,996)	-	2,920	79,968	345,474
At 1 January 2005	310,988	49,332	95,136	-	(1,449)	-	62,516	516,523
Effect of adopting revised FRS 21	-	-	-	-	1,449	-	(1,449)	-
Effect of adopting FRS 102	-	-	-	-	-	1,843	(882)	961
As restated	310,988	49,332	95,136	-	-	1,843	60,185	517,484
Issue of shares under the Share Option Plan	1,286	760	-	-	-	-	-	2,046
Issue of shares under the Performance Share Plan	44	-	-	-	-	-	-	44
Stock option expense	-	-	-	-	-	260	-	260
Performance shares expense	-	-	-	-	-	27	-	27
Profit for the period	-	-	-	-	-	-	(1,631)	(1,631)
At 31 March 2005	312,318	50,092	95,136	-	-	2,130	58,554	518,230

- The amount of S$202,996,000 charged against the Other Capital Reserve represents the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering. This amount will be applied against the Company's paid-up share capital when the sanction of the Singapore High Court pursuant to Section 78G of the Companies Act has been obtained for the capital reduction.

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2005, the issued and paid up capital of the Company increased by S$56.0 million to S$370.4 million.

The increase in issued and paid up capital of the Company was due to the exercises of share options amounting to S$4.1 million under The Ascott Share Option Plan ("TASOP"), the issue of performance shares amounting to S$0.1 million under The Ascott Performance Share Plan ("TAPSP"), and the reclassification of share premium of the Company amounting to S$51.8 million pursuant to the abolishment of the par value concept.

Share Options

As at 31 March 2006, there were 40,510,125 (31 December 2005: 40,348,300) unissued ordinary shares of S$0.20 each of the Company under TASOP. The movements are as follows:

As at 1 January 2006	40,348,300
Granted during the financial period	14,047,000
Cancelled/Lapsed during the financial period	(1,385,500)
Exercised during the financial period	(12,499,675)
As at 31 March 2006	40,510,125

Performance Shares

As at 31 March 2006, there were 3,510,000 (31 December 2005: 4,082,223) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2006	4,082,223
Issued during the financial period	(572,223)
As at 31 March 2006	3,510,000 #

- The actual number of performance shares to be delivered will depend on the achievement of set targets over a three-year period. For achievements that are below 80% of the targets, no performance shares will be given while for achievements that exceed targets by more than 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable.

6. **Earnings per ordinary share based on profits attributable to Members of the Company (in cents)**

		GROUP	
		1Q 2006 (in cents)	**1Q 2005 (in cents)**
(i)	Based on existing issued share capital #	2.77	0.16
(ii)	On a fully diluted basis +	2.72	0.15

Net earnings per share calculation is based on the weighted average number of 1,580,670,534 shares of S$0.20 each in issue in 1Q 2006 (1Q 2005: 1,558,783,592 shares) taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share is based on the weighted average number of 1,611,509,006 shares of S$0.20 each in issue for 1Q 2006 (1Q 2005: 1,576,939,501 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options and performance shares which would dilute the basic earnings per share.

7. Net asset value per ordinary share (cents)

	GROUP	
	31/03/2006 (in cents)	31/12/2005 (in cents)
NAV per share	66.0	80.6

Net asset value per share calculation is based on the issued shares of 1,585,288,217 as at 31 March 2006 (31 December 2005: 1,572,081,542 shares). The decrease in NAV per share was mainly due to value returned to shareholders as mentioned in 1(b)(iv).

8(i) Group Performance Review

8(i)(a) Revenue and Operating EBITDA Analysis – 1Q 2006 vs 1Q 2005

	Ref	Revenue				Ref	Operating EBITDA			
		1Q 2006	1Q 2005	Variance			1Q 2006	1Q 2005	Variance	
		S$'million		S$M	%		S$'million		S$'M	%
Serviced Residence		100.4	94.4	6.0	*6%*		25.0	21.3	3.7	*17%*
Retail and Others		6.1	5.3	0.8	*15%*		3.0	1.9	1.1	*58%*
	A.1	**106.5**	**99.7**	**6.8**	***7%***	**A.7**	**28.0**	**23.2**	**4.8**	***21%***
Serviced Residence										
Singapore		10.4	9.0	1.4	*16%*		4.3	3.6	0.7	*19%*
South East Asia		16.9	13.9	3.0	*22%*		10.1	9.1	1.0	*11%*
North Asia		11.2	5.1	6.1	*120%*		5.6	4.3	1.3	*30%*
Europe		49.6	53.9	(4.3)	*-8%*		10.4	10.6	(0.2)	*-2%*
Australia and New Zealand		12.3	12.5	(0.2)	*-2%*		(0.2)	(0.9)	0.7	*78%*
Unallocated items (including foreign exchange differences)		-	-	-	-		(5.2)	(5.4)	0.2	*4%*
		100.4	**94.4**	**6.0**	***6%***		**25.0**	**21.3**	**3.7**	***17%***

Revenue for 1Q 2006 of S$106.5 million increased by 7% over that of the corresponding period last year. The increase in revenue was underpinned by an overall revenue per available apartment unit ("REVPAU") growth, with the serviced residence operations in Singapore, Philippines and the United Kingdom attaining double digit REVPAU increases. The consolidation of results from Hemliner in China, Mekong-Hacota in Vietnam as well as Greenpark in UK also contributed to the increase in revenue. The revenue for 1Q 2006 would have been S$111.4 million, an increase of 12% if the translation differences of Europe accounts at lower exchange rates for this quarter were excluded.

In tandem with the increased revenue, operating EBITDA for 1Q 2006 at S$28.0 million was also better by S$4.8 million or 21% than 1Q 2005. In addition, operating EBITDA margin for 1Q 2006 at 26% was also better by 3 percentage points than 1Q 2005.

In Singapore, the Group's serviced residence operations staged well with a 16% increase in revenue to S$10.4 million as the REVPAU for 1Q 2006 was S$151, an increase of 19% when compared with S$127 in 1Q 2005. This increase was attributable predominantly to higher average daily rates, at the same time supported by an increase in occupancy. As such, the operating EBITDA of Singapore operations for 1Q 2006 exceeded that of 1Q 2005 by 19%.

In South East Asia, the Group's serviced residence operations saw an increase in the revenue to S$16.9 million in 1Q 2006 from S$13.9 million in 1Q 2005, which represented a 22% increase. The increase was driven by an overall improvement in the serviced residence operations which saw an overall 6% increase in the REVPAU of 1Q 2006 as compared to 1Q 2005 on a same store basis. Coupled with the consolidation of the operations of Mekong-Hacota in Vietnam, the operating EBITDA of South East Asia operations for 1Q 2006 also exceeded that of 1Q 2005 by 11%.

In North Asia, the Group's serviced residence operations recorded a 120% increase in revenue to S$11.2 million in 1Q 2006 as compared to the corresponding period last year. The Group's operating EBITDA also showed an increase of 30% from S$4.3 million in 1Q 2005 to S$5.6 million in 1Q 2006. The growth in revenue and operating EBITDA was mainly due to the consolidation of the operations of The Ascott Beijing in China.

In Europe, the Group's serviced residence in 1Q 2006 achieved S$49.6 million in revenue, which was a decrease of S$4.3 million or 8% over the revenue of S$53.9 million recorded in 1Q 2005. The decrease in revenue was due to refurbishments and renovation works being carried out in 5 Citadines properties in France during 1Q 2006, as well as the translation of Europe accounts at lower exchange rates from Euro to S$ during the current quarter. This was partially offset by the additional contribution from the consolidation of Greenpark in 1Q 2006.

Despite having to operate within a challenging environment in conjunction with the weakening of Euro dollar against Singapore dollar and the loss of contributions from the properties under refurbishments, on a same-store basis, the operating performance of the European serviced residence operations managed to improve marginally with the REVPAU increasing by 1% from S$111 in 1Q 2005 to S$112 in the current quarter.

For Australia and New Zealand's operations, the Group reduced the losses significantly by 78% to S$0.2 million in 1Q 2006 compared to a loss of S$0.9 million for the same period last year. This was achieved through a combination of higher average daily rates, as well as rigorous implementation of cost control measures by the Group.

8(i)(b) Net Profit

Net Profit	1Q 2006 S$'000	1Q 2005 S$'000	Variance S$'000	Variance %
Net profit from operations	3,251	2,436	815	33%
Net portfolio gain	40,547	-	40,547	n.m.
Net profit attributable to shareholders	**43,798**	**2,436**	**41,362**	**1,698%**

The Group achieved net profit of S$43.8 million for 1Q 2006. This surpassed the full year 2005 net profit of S$41.9 million. The strong profit was underpinned by the realization of capital gains from the Group's divestment of 12 investment properties to Ascott Residence Trust ("ART").

Despite traditionally slow quarter at the start of the year due to winter season in Europe, the Group achieved a strong growth of 33% in net profit from operations to S$3.3 million for 1Q 2006.

In March 2006, units in ART were preferentially offered to shareholders at the discounted price of S$0.68 per unit. ART was successfully listed on the Main Board of SGX with strong demand. The closing price of ART units at S$1.15 per unit as at 31 March 2006, together with the Ascott share price of S$1.13, represent an increase in shareholder value of S$0.42 per Ascott share as compared to before the announcement of the establishment of ART on 20 January 2006.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	1Q 2006 S$'million	1Q 2005 S$'million	%
Singapore	13.4	11.4	18%
South East Asia	27.9	26.3	6%
North Asia^	23.8	23.7	-
Australia and New Zealand	12.3	12.0	3%
Europe #	57.3	56.6	1%
Total same-store system-wide revenue	**134.7**	**130.0**	**4%**

^ The system-wide revenue of North Asia did not include that of Korea, as the 432-apartment units serviced residence, Somerset Palace Seoul, was only officially opened in 4Q 2005.

The system-wide revenue of Europe of both 1Q 2006 and 1Q 2005 did not include the revenue of 271 apartment units in United Kingdom and France whose management contracts were not renewed in the second half of 2005.

Revenue per available apartment unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	1Q 2006 S$/day	1Q 2005 S$/day	%
Singapore	**151**	**127**	**19%**
South East Asia	**82**	**77**	**6%**
- Vietnam	113	111	2%
- Thailand	81	74	9%
- Indonesia	63	61	3%
- Philippines	86	68	26%
- Malaysia	88	88	-
North Asia ^	**140**	**143**	**-2%**
- China	140	142	-1%
- Japan	145	159	-9%
Australia / New Zealand	**133**	**128**	**4%**
Europe #	**112**	**111**	**1%**
- France	102	104	-2%
- United Kingdom	162	145	12%
- Other Europe	87	92	-5%
Overall same store REVPAU	**113**	**111**	**2%**

^ The REVPAU of North Asia did not include that of Korea, as the 432-apartment units serviced residence, Somerset Palace Seoul, was only officially opened in 4Q 2005.

The REVPAU of Europe of both 1Q 2006 and 1Q did not include the REVPAU of 271 apartment units in United Kingdom and France whose management contracts were not renewed in the second half of 2005.

System-wide Revenue and REVPAU Analysis

The Group's same-store system-wide revenue in 1Q 2006 grew to S$134.7 million, representing a 4% increase vis-à-vis the same period in 2005. This was supported by an increase of S$2 in the overall same store REVPAU from S$111 in 1Q 2005 to S$113 in 1Q 2006. In addition, the majority of the regions in which the Group has serviced residence operations still continued to experience improvements in the REVPAU in 1Q 2006, with Singapore, Philippines and United Kingdom achieving double digit increases. This was despite the Group having to operate within challenging business environments with ongoing political instability around the region, slower market growth in the North Asia and renovation projects in Europe.

Key Market Review

Singapore

The Group's operations in Singapore excelled in 1Q 2006 with a REVPAU of $151, representing a 19% increase over the same period in 2005. Tapping on the continuing strong market conditions in Singapore, the Group continued with increases in average daily rates and occupancy through a combination of the right market mix and forward-looking sales strategies. In light of Singapore's favorable business environment, the outlook of the serviced residence industry continues to be positive for 2006.

South East Asia

(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

In Vietnam, the REVPAU for 1Q 2006 was S$113, which represented an increase of 2% as compared to S$111 in 1Q 2005. Market conditions for serviced residences remain optimistic with strong demand due to Vietnam's economic growth and limited supply of internationally reputable serviced residences. The Group's serviced residence operations in Vietnam are expected to benefit from this favourable market conditions as the majority of the long term rentals are up for renewal in 2006.

Thailand's REVPAU for 1Q 2006 improved from S$74 in 1Q 2005 to S$81 in 1Q 2006 despite the current tension in the political arena. The improvement was attributed to healthy increases in average daily rates, which were however partially offset by lower occupancy in a property undergoing renovation. In an effort to increase its market penetration, the Group will be launching its first Citadines brand property in the second half of 2006 to tap on the growing mid-tier serviced residence market in Thailand.

In Indonesia, the operations performed well despite ongoing political tension and heightened competition. The improvement in the REVPAU for 1Q 2006 was 3% to S$63, as compared to S$61 in 1Q 2005, which was attributed primarily to an increase in average daily rates.

The Philippines' REVPAU for 1Q 2006 surged 26% from S$68 in 1Q 2005 to S$86 in 1Q 2006. The strong improvement was bolstered by healthy increases in both occupancy rates and average daily rates. Growth in the telecommunications and IT industry, as well as the influx of leisure travelers, hosting of business conventions etc have cumulatively resulted in an increase in demand for accommodation in the country despite the government's declaration of state of emergency towards the end of February this year.

In Malaysia, the Group's serviced residence operations have remained consistent in performance with that of 1Q 2005, returning a REVPAU for 1Q 2006 at S$88 and at the same time, continues to maintain its leading position in the Malaysian hospitality industry.

North Asia
(China, Japan and Korea)

China's REVPAU for 1Q 2006 at S$140 was close to the REVPAU of the same period last year. The Group will also be launching its Citadines brand properties in Shanghai in 2006 to tap on the budding mid-tier serviced residence market in China.

Japan's REVPAU for 1Q 2006 was lower at S$145 as compared to S$159 in 1Q 2005. Despite lower occupancy, the Group managed to achieve higher average daily rates for its Japan serviced residence operations in the current quarter as compared to the corresponding period last year. The Group will continue to pursue focused sales and marketing activities to further enhance its performance for the year.

Since the launch of Somerset Palace Seoul in South Korea in October 2005, the Group has been and will continue to implement innovative sales strategies to further improve the REVPAU, which currently stood at S$89 for 1Q 2006.

Australia and New Zealand

REVPAU for the Group's serviced residences in Australia and New Zealand increased 4% from S$128 in 1Q 2005 to S$133 in 1Q 2006. The improved performance came as a result of focused efforts to increase long-stay business and corporate accounts. In addition, the Melbourne and Hobart properties also tapped on the high transient business, driven by major conventions and sporting events, to boost its operating performance. These events included the recently completed Commonwealth Games.

Europe

The REVPAU of the Group's serviced residence operations in Europe for 1Q 2006 at S$112 was close to the REVPAU of the same period last year.

In France, refurbishments and renovation works are being carried out in five Citadines properties, two of which are in Paris and the remaining three are in the French provincial cities. This had restricted the inventory available to generate revenue. Despite this, REVPAU for 1Q 2006 at S$102 remained essentially the same as compared to 1Q 2005. The refurbishments and renovation works have just been completed in April 2006 and revenue is expected to improve.

In United Kingdom, the Group's sales strategies continued to reap significant results for the Group's serviced residence operations. This was evident from the improvement in its REVPAU of 12% from S$145 in 1Q 2005 to S$162 in 1Q 2006. In addition, the Group improved the yield from The Ascott Mayfair, which the Group had acquired fully at the end of FY2005 through an asset-swap transaction.

For the rest of Europe, the REVPAU decreased by 5% from $92 in 1Q 2005 to $87 in 1Q 2006. This was predominantly due to slower market sentiments and heightened competition as a result of oversupply in the market.

Note : The system-wide revenue and REVPAU for 2005 have been translated at 2006 exchange rates for analysis purposes.

Awards and Accolades

For 1Q 2006, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which included the following:

Serviced residence awards

1. The Ascott Group clinched the top spot in China's 2006 'Top 100 Serviced Apartments Award'. For the third consecutive year, Ascott beat more than 1,000 industry players for the coveted award which recognises outstanding accomplishments and exceptional service provided by serviced residences in China. The serviced residence operators were rated primarily on the effectiveness of their branding and marketing strategies, sales channels and service standards.

2. The Ascott Jakarta was the sole recipient from the hospitality and apartment industry who walked away with the prestigious 'Indonesia Product and Service Excellence' award. This award is recognized by the 'World Achievement Association' and 'International Professional Organisation' with support from the Governor of Jakarta and the Ministry of Social Affairs of Indonesia.

3. The Vietnam Economic Times which organises the annual Vietnam Guide Awards presented the Somerset Chancellor Court in Ho Chi Minh City and the Somerset Grand Hanoi with the 'Best Service In Serviced Apartments' awards and the Somerset Ho Chi Minh City with the 'Excellent Service In Serviced Apartments' award.

4. In a travel survey conducted by Asian Legal Business, a monthly publication read by the legal professionals and senior executives in Asia Pacific, Ascott was found to be in one of the top 5 positions for 'Best Serviced Apartments in Asia' for 2005.

Corporate awards / recognition

1. The Group achieved a top ten score among 644 companies listed on SGX (Singapore Exchange) in the 'Business Times Corporate Transparency Index' as published by The Business Times in Singapore.

2. For the second consecutive year, Ascott was the only Singapore company among the 7 companies cited for Good Practices in Corporate Reporting by PricewaterhouseCoopers. The companies were short-listed from thousands of listed companies worldwide.

3. Ascott won the Bronze award under the Best Annual Report (for companies with ≥ S$500m in market capitalization) category. The Annual Report Award Competition is co-sponsored by the Institute of Certified Public Accountants of Singapore, Securities Investors Association (Singapore), the Singapore Exchange Ltd, the Singapore Institute of Management, the Singapore Institute of Directors, The Business Times and the Investment Management Association (Singapore).

8(ii)(b) Investment and Business Development Review – 1Q 2006

For 1Q 2006, the Group invested in one serviced residence development in Thailand.

	Name of property	**No. of units**	**Description**
1Q 2006 **South East Asia** Thailand	Citadines Asoke Sukhumvit, Bangkok	140	The Group has committed to invest in and develop its second Citadines serviced residence which is located in Sukhumvit, Bangkok's thriving business district and a prime shopping belt. The serviced residence is targeted to be opened in the second half of 2007.
1Q 2006	**TOTAL**	**140**	

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

None.

10. **Prospects**

Ascott enjoys leadership position in the serviced residence industry in Asia and Europe.

The business and market sentiments in the Asia region remain positive in view of on-going attraction of foreign direct investments ("FDI") from global multinational companies. The Asia region is well recognised as the fastest growing region in the world. The Group is expected to benefit as the growth will have a positive impact on demand for our serviced residences.

In Europe, Gross Domestic Product expectations remain steady. This augers well for our serviced residence operations.

On 20 March 2006, the Group entered into an agreement with ARMF II (Liang Court) Pte Ltd in relation to the Group's sale of Liang Court Shopping Centre for a total cash consideration of S$175 million. The estimated gain from this divestment is S$36 million. This transaction is expected to be completed in the second quarter of 2006.

With the above-mentioned, the Group expects net profit for FY2006 to be higher than FY2005.

11. **Dividends**

No interim dividend for the period ended 31 March 2006 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD Mar 2006	YTD Mar 2006
	S$'000	S$'000
CapitaLand Ltd and its associates		
Management & support services fee expense	-	720
Financial advisory services for the creation of Ascott Residence Trust	-	400

*The aggregate value is for the contract period

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore
20 April 2006


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com


For Immediate Release

NEWS RELEASE

ASCOTT'S 1Q 2006 OPERATING EBITDA IMPROVES BY 21%
NET PROFIT INCLUSIVE OF PORTFOLIO GAIN JUMPS BY 16 TIMES

Group	***1Q 06*** *S$ m*	***1Q 05*** *S$ m*	*change*
Revenue	**106.5**	99.7	7%
Operating EBITDA	**28.0**	23.2	21%
Profit After Tax and Minority Interest (PATMI)	**43.8**	2.4	nm
Comprises:			
Net Profit From Operations	**3.3**	2.4	33 %
Net Portfolio Gain	**40.5**	-	nm
Basic Earnings Per Share	**2.77 cts**	0.16 cts	+2.61 cts

Singapore, 20 April 2006 – The Ascott Group's (Ascott) operating EBITDA for the first quarter of 2006 (1Q 2006) increased to S$28.0 million, 21% over that of 1Q 2005.

The Group's 1Q 2006 net profit jumped by more than 16 times from S$2.4 million to S$43.8 million. The strong profit was largely underpinned by the realisation of capital gains from the Group's divestment of 12 investment properties to Ascott Residence Trust (ART). Net profit from operations also grew strongly by 33% to S$3.3 million.

Ascott's revenue for the first quarter grew by 7% to S$106.5 million over that of the corresponding period last year. The increase in revenue was enhanced by overall revenue per available unit (REVPAU) growth, with double digit increases attained by the Philippines (26%), Singapore (19%) and the United Kingdom (12%). The consolidation of revenue from The Ascott Beijing (China), The Ascott Mayfair (United Kingdom) and Somerset Ho Chi Minh City (Vietnam), arising from Ascott's increased shareholdings in these properties, also contributed to the higher revenue. Revenue for 1Q 2006 would have increased by 12% if the translation differences of Europe accounts at a lower exchange rate for this quarter were excluded.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Mr Lim Chin Beng, Ascott's Chairman, said: "Ascott's strong results and the successful listing of ART on the Singapore Exchange once again demonstrate the commitment of the Board and Management to unlock shareholder value. Since the announcement of the setting up of ART on 20 January 2006 to the end of March, the Group has increased shareholder value by $0.42 per Ascott share."

Mr Cameron Ong, Ascott's Managing Director and Chief Executive Officer, added: "Ascott enjoys leadership position in Asia and Europe where it is the single largest owner and operator with close to 120 properties. Six properties are expected to be opened this year, including our first Citadines property in Asia, Citadines Shanghai Jinqiao and our first property in the Middle East, Somerset Jadaf, Dubai."

"With rising foreign direct investments, further growth is expected in the serviced residence industry in Asia. We are confident that the Group is poised for stronger growth this year, especially with the transformation of our business model through the creation of ART."

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,500 serviced residence units in key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans 41 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. The Group also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, Ascott boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards.

For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property,

hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

---

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Apr-2006 12:47:19
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, Australand - "(1) Australand Property Trust Consolidated Constitution; (2) Australand Property Trust No. 4 Consolidated Constitution; and (3) Australand Property Trust No. 5 Consolidated Constitution."
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matters. For details, please refer to the announcements posted by Australand on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au



ASX ANNOUNCEMENT

21 April 2006

AUSTRALAND PROPERTY TRUST CONSOLIDATED CONSTITUTION

Attached is a copy of the consolidated Constitution for Australand Property Trust including all amendments up to and including the amendments in the Fifth Supplemental Deed Poll as approved by members on 20 April 2006.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Consolidated Constitution of Australand Property Trust

Dated 14 September 2003

Australand Property Limited ("Manager")
(ACN 105 462 137)


AUSTRALAND

This document is a consolidated copy of the Constitution dated 14 September 2003 for Australand Property Trust (ARSN 108 254 413) ("**Original Constitution**") including all amendments up to and including the amendments in the Fifth Supplemental Deed Poll dated 20 April 2006. The Trust was registered by ASIC on 27 October 2003.

This is not a legally binding document. Reference should be made to the Original Constitution and each amending deed for the operative provisions. Section headings, indices and the provisions in square brackets do not form part of the text.

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
Ref: KJB/BHM

Property Trust





Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Property Limited**
	ACN	105 462 137
Trust Name	Australand Property Trust	
Governing law	New South Wales	
Date of deed	14 September 2003	



This deed poll is declared by Australand Property Limited to be the constitution of the Australand Property Trust.

General terms

1 Name of Trust

1.1 Name

The Trust is called the Australand Property Trust or by such other name as the Manager determines from time to time.[1]

1.2 If Manager retires

If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Assets held on trust

2.1 Assets held on trust

The Manager must hold the Assets on trust for Members.[2]

2.2 Assets vest in Manager

The Assets vest in the Manager, but must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent that the Corporations Act so requires.[3]

3 Units and Options

3.1 Beneficial interest divided into Units

The beneficial interest in the Trust is divided into Units.

[1] See Corporations Regulation 5C.1.02

[2] See section 601FC(2) of the Corporations Act

[3] See section 601FC(1)(i)

3.2 Units confer equal undivided interest

Subject to any rights, obligations and restrictions attaching to any particular Units or Class, each Fully Paid Unit confers an equal undivided interest and, unless this constitution states otherwise, a Partly Paid Unit confers an interest of the same nature which is proportionate according to the amount paid up on the Unit.

3.3 Interest in Assets

A Unit confers an interest in the Assets as a whole, subject to the Liabilities. A Unit does not confer an interest in a particular Asset.

3.4 Stapling provisions

The provisions of this constitution relating to Stapling take effect on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling.

3.5 Creation of Options

The Manager may create and issue Options on such terms and conditions as the Manager determines. Options may be issued with Units or separately.

3.6 Issue of Options

Subject to this constitution, the Corporations Act (and the conditions of any applicable ASIC relief from it) and, if relevant, the Listing Rules, the Manager may determine that Options will be issued:

(a) for consideration or no consideration;

(b) on the basis that the exercise price for a Unit to be issued on exercise of the Option is the price determined by the Manager, provided that the exercise price is less than the price that would otherwise apply under this constitution by a percentage not exceeding 90%; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise on terms and conditions and with such entitlements as determined by the Manager. The terms of issue of the Option may allow the Manager to buy back the Options.

3.7 Offers of Options

Subject to the Listing Rules and the Corporations Act (and the conditions of any applicable ASIC relief from it), if the Manager is making an offer of Options to Members which is otherwise in proportion to their existing holdings of Units, the Manager is not required to offer Options under this clause to persons whose address on the Register is in a place other than Australia and New Zealand.

3.8 Exercise of Options

(a) On exercise of an Option, the holder of the Option is entitled to subscribe for and be allotted such number of Units as the terms and conditions of issue of the Option contemplate.

(b) While Stapling applies, an Option may only be exercised if, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

3.9 Rights attaching to Units and Options

A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit or that class of Unit. The holder of an Option holds the Option subject to the terms and conditions attaching to that Option.

3.10 No fractions of Units

Fractions of a Unit may not be issued by the Manager.

3.11 Rounding of fractions

Where any calculation performed under this constitution would otherwise result in the issue of a fraction of one Unit, the number of Units to be issued is, subject to this constitution, to be rounded down to the nearest whole Unit.

3.12 Rounding

Any excess application or other money or property which results from rounding under any provision of this constitution becomes an Asset of the Trust.

3.13 Consolidation and division of Units and Options

Subject to the Listing Rules and the Corporations Act, Units and Options may be consolidated or divided as determined by the Manager.[4]

3.14 Consolidation and division while stapling applies

While Stapling applies, Units may only be consolidated or divided if the related Attached Securities are also consolidated or divided at the same time and to the same extent.

3.15 Transfer of Units and Options if Officially Quoted

If the Units and/or Options are Officially Quoted, Units and/or Options may be transferred in any manner permitted by the CHESS System. The Manager may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise registration. This clause 3.15 prevails over any other provision of this

[4] If applicable, refer Listing Rules, Chapter 7 - reorganisations of capital.

constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper SCH transfer.

3.16 Form of transfer

Subject to this constitution, a Unit or Option may be transferred in any form approved by the Manager, accompanied by any evidence reasonably required by the Manager to show the right of the transferor to make the transfer and (if the Manager requires) be presented for Registration duly stamped.

3.17 Registration

A transfer is not effective until Registered.

3.18 Manager may request holding lock or refuse to register transfer

If Units or Options are Officially Quoted, and if permitted to do so by the Listing Rules, the Manager may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other Units in the Trust.

3.19 Manager must request holding lock or refuse to register transfer

The Manager must:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register any transfer of other Units in the Trust;

if:

(c) the Listing Rules require the Trust to do so;

(d) registration of the transfer is prohibited by clause 3.23(b);

(e) clause 3.31(a) requires the Manager not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or a Restriction Agreement.

3.20 Notice of holding locks and refusal to register transfer

If in the exercise of its rights under clause 3.18 and 3.19 the Manager requests application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must give written notice of the request to the holder of the Units, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Manager.

3.21 Manager must retain instruments of transfer

The Manager must retain every instrument of transfer which is registered for such period as the Manager determines.

3.22 Return of refused transfers

If the Manager refuses to register a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

3.23 Proportional takeover offers

Notwithstanding clauses 3.15, 3.16 and 3.17, if offers are made under a proportional takeover bid for Units of the Trust in accordance with the Corporations Act:

(a) clauses 3.23 to 3.28 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution to approve the bid is passed or taken to be passed in accordance with clauses 3.26 or 3.27; and

(c) the Manager must ensure that a resolution to approve the bid is voted on in accordance with clause 3.24 and 3.25 before the fourteenth day before the last day of the bid period.

3.24 Approval of takeover bids

The Manager may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of clause 3.26, as if it were a meeting of Members convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Manager determines the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedures:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such less period as the Manager determines the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Manager considers appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted in the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power of attorney certified as a true copy by statutory declaration is or are received by the Manager before close of business on the date specified in the notice of postal ballot for closing of all postal ballot at the office of the Manager or unit registry of the Trust or at such other place as specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Manager before the close of business on the date for closing of the postal ballot.

3.25 Entitlement to vote on approving resolution

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

3.26 When approving resolution passed

If the resolution is voted on in accordance with clauses 3.23 to 3.25 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

3.27 If approving resolution has not been voted on

If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with clauses 3.24 to 3.26.

3.28 Cessation of clauses 3.23 to 3.27

Clauses 3.23 to 3.27 cease to have effect on the day three years after the later of their adoption or last renewal.

3.29 Transfers if Units or Options not Officially Quoted

If Units or Options are not Officially Quoted, the Manager may only refuse to record any transfer in the Register if, in the opinion of the Manager:

(a) the transfer does not comply with clause 3.16;

(b) the creditworthiness of the proposed transferee suggests that the transfer would be materially prejudicial to the interests of the balance of the other Members or the Manager;

(c) the transferee is not an investor who has the financial ability and willingness to accept the risks and lack of liquidity inherent in an investment in the Trust; or

(d) there are material legal, tax or regulatory reasons which mean the transfer would be prejudicial to the balance of the other Members or the Manager.

3.30 Restricted Securities

The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any Restricted Securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the Restricted Securities. During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

3.31 Single instrument of transfer for Stapled Securities

While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units unless it is a single instrument of transfer of Stapled Securities and any provision of clauses 3.15 to 3.19 of this constitution inclusive referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 3.15 to 3.19 inclusive and clause 3.23 to a Unit will be deemed to be a reference to a Stapled Security.

3.32 Joint tenancy

Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

3.33 Death, legal disability of Member

If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) will be recognised as having any claim to Units or Options Registered in the Member's name.

3.34 Number of Units

While Stapling applies, the number of issued Units at any time must equal the number of issued Attached Securities of each category but disregarding any Attached Securities held by or on behalf of a Stapled Entity or a subsidiary of a Stapled Entity.

4 Partly Paid Units

4.1 Payment of Application Price by instalments

The Application Price of Units may be payable by instalments as set out in this clause 4.

4.2 Must also issue partly paid Attached Securities

While Stapling applies, Units may not be issued on the basis that they are Partly Paid Units unless there is a contemporaneous and corresponding issue of Attached Securities which are to be partly paid. While Stapling applies any issue of Partly Paid Units shall be upon the basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

4.3 Determination of amount and timing of instalments

The Manager may determine at any time that Units to be offered for sale or subscription are to be offered on terms that the Application Price is payable by instalments of such amounts and at such times as the Manager determines or, if the Manager so determines, by a single instalment payable at such time as the Manager determines.

4.4 Variation or waiver of terms and conditions

Subject to any applicable statutory duty requiring the Manager to treat Members of the same class equally and those of different classes fairly, where Units are offered for sale or subscription on terms and conditions determined and set out in accordance with clause 4.3, those terms and conditions may be varied or compliance therewith waived only with the consent of the Manager.

The variation or waiver must not take effect during the currency of the offering document pursuant to which the Units were offered for sale or subscription.

4.5 Notice of instalments

The Manager must give Members:

(a) if the Trust is not Listed, at least 3 Business Day's notice; or

(b) if the Trust is Listed, at least 30 Business Days' notice (but not more than 40 Business Days' notice),

of the time and date each instalment is due to be paid (the First Notice).

If the Trust is Listed:

(c) the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules); and

(d) at least 4 Business Days before the date each instalment is due to be paid, the Manager must send a second notice to all new Members and those Members whose holding has changed since the First Notice which must include any changes that have occurred in the information given in the First Notice because of a change in the holding.

4.6 Interest on instalments

If a Member does not pay an instalment by the due time and date then interest is payable on the sum due from the date payment was due to the time of payment at such rate as the Manager determines not exceeding BBSW plus 2% per annum. Interest is calculated daily and payable monthly in arrears. The Manager may waive payment of that interest in whole or part.

(a) The Manager may revoke or postpone the payment of an instalment.

(b) Subject to the Listing Rules, an instalment shall be deemed to be due on the date determined by the Manager.

(c) Subject to the Listing Rules, the non-receipt of a notice that an instalment is due by, or the accidental omission to give a notice that an instalment is due to, a Member, shall not invalidate the instalment being due.

(d) Subject to the Corporations Act and the Listing Rules, the Manager may extinguish in full or in part any liability of Members in respect of any moneys unpaid on Members' Units.

(e) Subject to the Listing Rules, any instalment which, by the terms of issue of the Unit, becomes payable on issue of the Unit or at any date fixed by or in accordance with such terms of issue shall be deemed to be an instalment which the Manager has given Members notice of in accordance with clause 4.5. In the case of non-payment, all the

provisions of this constitution as to payment of interest, forfeiture or otherwise shall apply as if such notice had been given.

4.7 Failure to pay instalments

If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the day specified for payment, the Manager may, during such time as the instalment or any part of the instalment remains unpaid, serve a notice on that Member requiring payment of so much of the instalment as is unpaid, any interest owing and all reasonable expenses incurred by the Manager as a result of the non-payment. The notice must specify a further time and day (not earlier than 10 days from the date of the notice) on or by which the payment as required by the notice is to be made. The notice must also state that in the event of non payment on or by that specified time and day, the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited. If Units are Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

4.8 If requirements of any notice not complied with

If the requirements of any notice issued under clause 4.5 are not complied with:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities) may at any time after the date specified in the notice for payment of the amount required by the notice (and before payment of the instalment and any interest and expenses owing), be forfeited on the Manager so determining; and

(b) subject to the Listing Rules, the Corporations Act and this constitution, all voting rights, entitlements to the distribution of income and other rights in connection with any Partly Paid Unit and the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager.

4.9 Disposal of forfeited Units

Subject to the Listing Rules if Units are Officially Quoted, a forfeited Unit (together with the Attached Securities) may be sold or otherwise disposed of as a Fully Paid Unit (together with the Attached Securities), either:

(a) subject to any necessary relief from ASIC, at a price equal to that received from the sale of the Stapled Security in the normal course of business on the Australian Stock Exchange less the fair value as determined by the Manager for the Attached Securities; or

(b) by private treaty or public auction, if ASIC has given any necessary relief from the provisions of the Corporations Act and if the Manager complies with the conditions of that relief.

At any time before a sale or disposition the forfeiture may be cancelled upon such terms as the Manager thinks fit.

4.10 Holder of forfeited Units

The holder of Partly Paid Units and Attached Securities which have been forfeited ceases to be a Member in respect of the forfeited Units and ceases to be a member of each Stapled Entity in respect of the Attached Securities (and has no claims or demands against the Manager or the Trust in respect of the forfeited Units and the forfeited Attached Securities) but remains liable to pay to the Manager all moneys which at the date of forfeiture were payable by the former Member to the Manager in respect of the forfeited Units (including interest owing under 4.6 and expenses) but the former Member's liability ceases if and when the Manager receives payment in full of all such money and, if applicable, interest in respect of the forfeited Units.

4.11 Evidence of forfeiture

A statement signed by a duly authorised officer of the Manager that a Partly Paid Unit and the Attached Securities have been duly forfeited on a date stated therein is conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the forfeited Units and the Attached Securities.

4.12 Consideration for forfeited Units

Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to this clause 4 the Manager may receive the consideration, if any, given for a forfeited Unit and forfeited relevant Attached Securities on the sale or disposal, and the Manager may execute a transfer of that Unit and relevant Attached Securities in favour of the person to whom the Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Unit and relevant Attached Securities and is not obliged to ensure that any part of the money which the person has paid for the Unit and relevant Attached Securities is paid to the former holder of the Unit nor shall the person's title to that Unit or the Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Unit or the relevant Attached Securities.

4.13 Deductions from consideration for forfeited Units

Where forfeited Units are sold or disposed of for cash, the Manager must deduct from the amount of the consideration the amount of the instalment owing at the date of forfeiture together with interest (if any) payable thereon and a sum representing an amount which has been or will be incurred for commissions, stamp duties, transfer fees and other usual charges, if any, on the sale or disposal of the Unit and any expenses associated with the forfeiture or any proceedings brought against the Member to recover the instalment or part thereof owing. The Manager may retain the amounts so deducted, but the balance remaining must be paid to the Member whose Units were forfeited.

4.14 Joint holders

Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

4.15 Rights and obligations attaching to a Partly Paid Unit are proportionate

Subject to the Corporations Act and the provisions of this constitution, the rights and obligations attaching to a Partly Paid Unit will be in proportion to the extent to which that Unit is paid up.

5 Classes of Units

Subject to the Corporations Act, the Manager may create and issue Classes with such rights, obligations and restrictions attaching to the Units of such Class as it determines.

6 Application Price for Units[5]

6.1 Application Price

Except as set out in schedule 1 and subject to any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be issued at an Application Price calculated in accordance with this clause 6.

6.2 Initial Units

The first 100 Units to be issued on the initial settlement of the Trust in accordance with clause 21.1 will be issued at an Application Price of $0.70 per Unit.

6.3 While Units are not Officially Quoted

While Units are not Officially Quoted the Application Price for a Unit issued in respect of an application accepted after the Stapling Commencement Date shall be calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs} + \text{Aggregate Unpaid Amount}}{\text{number of Units in issue}}$$

6.4 Determination of variables in clause 6.3

Each of the variables in clause 6.3 must be determined as at the next Valuation Time after:

(a) the Manager receives the application for Units; or

(b) the Manager receives the application money, or the property against which Units are to be issued or vested in the Manager,

[5] Required to be included by Section 601GA(1)(a)

whichever happens later.

6.5 While Units are Officially Quoted

While Units are Officially Quoted, the application price for any Unit will be equal to the Market Price for the Units or, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security, or the amount determined by the Manager in accordance with clause 6.6. However, the Manager may determine a different Application Price in relation to the issue of any Units to the extent permitted by and in accordance with ASIC relief and the Listing Rules which in the case of:

(a) offers made at substantially the same time to only and all the then Members (whether or not the right to acquire those Units is renouncable) but not including persons who may be excluded from an issue or offer of Units in accordance with ASIC relief and the Listing Rules, is not less than 50% of the Market Price for the Units or, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 6.6) on the Business Day preceding the date on which the intention to make the offer or issue is announced on the ASX;

(b) a distribution reinvestment at the Application Price determined in accordance with clause 10.8;

(c) Units issued upon the exercise of an Option will be issued at an Application Price determined in accordance with clause 3.6(b);

(d) a placement or otherwise at a price determined by the Manager.

6.6 Determination of Application Price where Stapled Securities are issued

Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security but not for the Unit,

the Manager must determine what part of the application price of a Stapled Security is to represent the Application Price of a Unit for the purposes of this constitution.[6]

Unless otherwise agreed between the Manager and:

[6] NB: This requires ASIC relief

(d) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(e) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

the application price of a Stapled Security will be allocated between the Application Price of the Unit and the application price of the Attached Securities in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Trust and each of the Stapled Entities at the end of the relevant period immediately prior to the issue bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Trust and the Stapled Entities at that time.

7 Application procedure

7.1 Application form

An applicant for Units must complete a form approved by the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

7.2 Application for identical number of Attached Securities

While Stapling applies, an applicant for Units must at the same time make an application for an identical number of Attached Securities.

7.3 Payment

Payment in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property, if the Manager requires), must:

(a) accompany the application;

(b) be received by or made available to the Manager or the custodian within such period before or after the Manager receives the application form as the Manager determines from time to time or as the terms of issue of the relevant Partly Paid Unit contemplate; or

(c) comprise a reinvestment of a distribution in accordance with this constitution.[7]

If the Manager accepts a transfer of property other than cash, any costs associated with the valuation or transfer of the property must be paid by the Member either directly or by deducting them from the market value of the property before the number of Units to be issued is calculated, as the Manager decides.

[7] See "Income and distributions to Members"

7.4 Manager may reject

The Manager may reject an application in whole or in part without giving any reason for the rejection.[8]

7.5 Minimum amounts

The Manager may set a minimum application amount and a minimum holding for the Trust and alter or waive those amounts at any time.[9]

7.6 Manager must reject application

While Stapling applies, the Manager must reject an application for Units if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

7.7 Issue Date

Except in the case of a reinvestment of distribution in accordance with this constitution, Units are taken to be issued when:

(a) the Manager accepts the application; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager,

whichever happens later.

Units which are issued on a reinvestment of distribution in accordance with this constitution are taken to be issued on the day the distribution is applied in payment for the Units. The Manager may hold applications without accepting them for such period as it determines and, in particular, may hold applications received prior to the Stapling Commencement Date until the Stapling Commencement Date.

7.8 Uncleared funds

Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of receipt of the application.

7.9 Register

Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

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8 Refer Listing Rule 10.11 if the Trust is Listed - restriction on issue of Units to related parties.

9 If the Trust is Listed, see "Small holdings".

7.10 Holding statements

Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

7.11 Income Entitlement of Units

Without limiting clause 5, the Manager may in its discretion issue Units on terms that such Units:

(a) participate fully for income of the Trust in respect of the Distribution Period in which they are issued;

(b) do not entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued; or

(c) entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued which is not greater than the proportion of the income of the Trust to which a Member holding a Unit during the whole of that Distribution Period is entitled multiplied by the number of days from and including the date of allotment of those Units to the end of that Distribution Period divided by the total number of days in that Distribution Period.

7.12 Restriction on issue of Units

No Units may be issued after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.

8 Redemption

Units may not be redeemed from the Trust.

9 Valuation of Assets

9.1 Manager may value

The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.[10]

9.2 Determination of Net Asset Value

The Manager may determine Net Asset Value at any time, including more than once on each day.

[10] See section 601FC(j) for Scheme Operator's obligations concerning valuation

9.3 Valuation methods and policies

The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.[11] Where the Manager values an Asset at other than its market value, or where there is no market value, the valuation methods and policies applied by the Manager must be capable of resulting in a calculation of the Application Price that is independently verifiable.

10 Income and Distributions

10.1 Determination of income and reserves

The Manager is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

10.2 Distribution of income

For each Distribution Period the Manager must calculate and distribute each Member's Distribution Entitlement.

10.3 Distribution Entitlement

(a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

$$DA = OI + C$$

Where:

DA is the Distributable Amount.

OI is Operating Income.

C is any additional amount (including capital) that the Manager has determined is distributable.

(b) Subject to the terms of issue for any class of Units, each Member's Distribution Entitlement is to be determined in accordance with the following formula:

$$DE = DA \times \frac{UH}{UI}$$

where:

DE is the Distribution Entitlement

DA is the Distributable Amount

UH is the aggregate of the Paid-up Proportion of each relevant unit holding of the Member at the close of business on the Distribution Calculation Date

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

[11] ASIC Policy Statement 134, paragraph 29: constitution should set out how scheme property will be valued.

10.4 Distribution of Distribution Entitlement

(a) The Manager must pay to each Member its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Member on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.

(c) The Manager must retain from each Member's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Manager determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Manager may retain from the amounts to be distributed to a Member an amount in or towards satisfaction of any amount payable by the Member to the Manager under this constitution or are required to be deducted by law.

10.5 Categories and sources of income

For any category or source of income the Manager may keep separate accounts and allocate the income from any category or source to any Member.

10.6 Distribution Reinvestment Arrangements

(a) The Manager may advise Members from time to time in writing that Members may on terms specified in the notice participate in an arrangement under which Members may request that all or a proportion of specified distributions due to them be satisfied by the issue of further Units.

(b) While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment.

10.7 Deemed application if reinvestment applies

If reinvestment applies, the Manager is deemed to have received and accepted an application to reinvest the distribution after the deduction of any Tax which the Manager is required to deduct on the date upon which the distribution is to be paid.

10.8 Application Price while listed if reinvestment applies

If reinvestment applies, while the Units in the Trust are Listed the aggregate of the Application Price for each additional Unit and the application price for the Attached Securities upon reinvestment is the average of the daily volume weighted average of all sales of Stapled Securities traded on the ASX on each of the first 5 Trading Days following the end of the period to which the distribution relates (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine. The allocation of the application price for a Stapled Security between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 6.6. If the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction will be held for future reinvestment in the Trust and the Stapled Entities at the next time that reinvestment is to occur, in such proportions as the Manager and the Stapled Entities may determine on behalf of the relevant Stapled Security Holder. If Stapling ceases to apply the Application Price for each Unit is to be calculated in the manner above but based on the sale price of the Units.

10.9 Money held for future reinvestment

Whenever under this constitution or by law money is held on behalf of a Member for future reinvestment the money so held may in the discretion of the Manager be aggregated and on each occasion on which the aggregated amount reaches the Application Price of a Unit and the aggregate application price of the Attached Securities be applied in the subscription for a new Unit and new Attached Securities for issue to the Member.

10.10 Units issued on reinvestment

Units issued under clauses 10.6 to 10.9 inclusive are to participate fully for income in respect of the Distribution Period in which they are issued.

10.11 Position on transfer of Units

Income to which a Member is presently entitled when a transfer or transmission of Units is Registered remains credited to the transferor.

10.12 Position on transfer of Assets

The Manager may effect a distribution to Members by transferring Assets to all Members rather than paying in cash or issuing additional Units. If the Manager wishes to do so, it must effect the distribution to all Members in the same way. The Assets transferred to each Member must be of the same type, have the same rights and be fully paid. The Assets transferred may comprise solely a beneficial interest in tangible or intangible property. In each case,

where Assets other than cash are to be transferred to Members (or a nominee on behalf of a Member), each Member authorises the Manager:

(a) to act as their agent to agree to obtain the Assets; and

(b) where the Assets comprise shares or an interest in shares or interests in a company or managed investment scheme, to agree to become a member of that company or managed investment scheme.

The Assets transferred, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, the costs involved in transfer of those Assets must be paid by the Member or deducted from the distribution due to the Member.

10.13 Deductions from distributable income

The Manager may deduct from any distributable income or other distribution payable to a Member any sums of money presently payable by the Member to the Manager on account of an instalment due in respect of Units or otherwise.

10.14 Change in Tax Act

Notwithstanding clauses 10.3 and 10.4, if in any Financial Year the Manager in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Manager has complete discretion as to how much, if any, of:

(i) the Distributable Amount for that Financial Year; or

(ii) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

is to be distributed to Members on the Distribution Date.

(b) Each Member's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 10.14(a)) is to be determined in accordance with clause 10.3(b).

(c) The Manager must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 10.14(b)) to the persons who are Members on the record date for that Distribution Period.

11 Payments

11.1 Manner of payment to Members

Money payable by the Manager to a Member may be paid in any manner the Manager decides.

11.2 Unpresented cheques

Cheques issued by the Manager that are not presented within 6 months may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be held by the Manager for the Member or paid by the Manager in accordance with the legislation relating to unclaimed money unless the Manager in its discretion decides to reinvest the money in Units and, while Stapling applies, Attached Securities in which event the provisions of clauses 10.6 to 10.8 will apply.

11.3 Unsuccessful transfers

Where the Manager attempts to make a payment to a Member by electronic transfer of funds or any other means and the transfer is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed moneys.

11.4 Only whole cents to be paid

Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

11.5 Payment to joint Members

A payment to any one of joint Members will discharge the Manager in respect of the payment.

11.6 Manager may deduct amounts

The Manager may deduct from any amount to be paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a) any amount of Tax (or an estimate of it); or

(b) any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that payment or receipt by law or by this constitution or which the Manager considers should be deducted.

12 Powers of the Manager

12.1 General powers

Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee as though it were the absolute owner of the Assets and acting in its personal capacity.

12.2 Contracting powers[12]

Without limiting the effect of clause 12.1 and subject to its obligations under the Corporations Act (as modified by any ASIC relief) the Manager in its capacity as trustee of the Trust has power to:

(a) incur all types of obligations and liabilities including guarantees including without limitation, providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of any person, whether or not that person is a member of the Australand Property Group; and

(b) enter into an arrangement with a person to underwrite the subscription or purchase of Units or Options on such terms as the Manager determines. Unless the agreement between the Manager and the underwriter expressly states the contrary, the underwriter will not be an agent or delegate of the Manager.

12.3 Borrowing powers

The Manager may borrow or raise money whether or not on security over the Assets.

12.4 Investment powers

Without limiting the effect of clause 12.1, the Manager may in its capacity as trustee of the Trust invest in, dispose of or otherwise deal with property and rights in its absolute discretion.[13]

For the purpose of giving effect to the investment policy specified in clause 12.5 but without limiting any other provision of this constitution the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by a Stapled Entity or by the responsible entity of a Stapled Entity (except Attached Securities) or any other person whether or not that person is a member of the Australand Property Group;

(b) make loans to or provide any other financial accommodation to any person whether or not that person is a member of the Australand Property Group; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

12.5 Principal Investment Policy

The principal investment policy of the Manager in relation to the Trust is investment either directly or indirectly (for example through the purchase of interests in a managed investment scheme, equities or debentures if and to the

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[12] Required to be included by Section 601GA(3)

[13] Subject to Section 601FC(4)

extent that the terms of the Manager's Australian Financial Service Licence allow) in real property and the making of such other investments with the Assets of the Trust Fund which in the Manager's opinion are not from time to time required for that purpose. The Manager may vary the principal investment policy, provided reasonable notice is given to Members in order that Members may, if they see fit, dispose of their Units prior to the variation taking effect.

12.6 Power of delegation[14]

The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate. Without limitation, the Manager's power to appoint its own agent or delegate includes a power to appoint a person as its agent or delegate by granting a power of attorney.

12.7 Protection and assistance for those dealing with agents and delegates

The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

12.8 Agents and delegates may be associates

The agent or delegate may be an associate of the Manager.[15]

12.9 Exercise of discretion

The Manager may in its absolute discretion decide how and when to exercise its powers.

12.10 Instructions from Members with respect to voting rights attached to Assets

The Manager may in its absolute discretion seek, and act on, instructions from Members on how the Manager should exercise voting rights attached to Assets.

12.11 Registration of the Trust

Without limiting the effect of clause 12.1, the Manager may in its capacity as trustee of the Trust apply for registration of the Trust as a registered scheme and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect registration.

[14] See also Section 601FB

[15] Subject to Part 5C.7

12.12 Timing of Listing of the Trust

The Manager may apply for the Trust to be Listed and Units to be Officially Quoted, including as Stapled Securities, at any time and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect a Listing.

12.13 Power to unstaple Units

If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Resolution, the Manager may at any time apply to have the Units unstapled from the other Attached Securities or the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

12.14 Power to staple additional Securities

The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

13 Retirement of Manager

13.1 Voluntary retirement

The Manager may retire as the responsible entity of the Trust as permitted by law.[16] If permitted by law or by any relief from the Corporations Act granted by the ASIC, the Manager may appoint its successor by deed.

13.2 Compulsory retirement

The Manager must retire as the responsible entity of the Trust when required by law.[17]

13.3 Release

When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.[18]

13.4 Retirement benefit

The Manager is entitled to agree with the incoming manager to be remunerated by, or to receive a benefit from, the incoming manager in relation to:

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[16] See Section 601FL. The change does not take effect until the ASIC alters its records: Section 601FJ

[17] See Section 601FM and 601FA.

[18] See section 601FR for the Scheme Operator's obligation to transfer records, etc. Section 601FS restricts this release.

(a) entering into an agreement to submit a proposal for its retirement to a meeting of Members, and nominating to the Members the incoming manager as its replacement, or

(b) its retirement as Manager,

and is not required to account to Members for such remuneration or benefit.

14 Notices to Members

14.1 Form of notices

Subject to the Corporations Act, a notice or other communication required under this constitution to be given to a Member must be given in writing (which includes a fax) or in such other manner as the Manager determines, and be delivered or sent to the Member at the Member's physical or electronic address last advised to the Manager for delivery of notices.

14.2 Cheques payable to Members

A cheque payable to a Member may be posted to the Member's physical address or handed to the Member or a person authorised in writing by the Member.[19]

14.3 Joint Members

In the case of joint Members, the physical or electronic address of the Member means the physical or electronic address of the Member first named in the Register.

14.4 Receipt of communications

A notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a fax (except a fax containing a notice of meeting of Members) is taken to be received 1 hour after receipt by the transmitter of confirmation of transmission from the receiving fax machine. Proof of actual receipt is not required. Subject to the Corporations Act,[20] the Manager may determine the time at which other forms of communication will be taken to be received.

15 Notices to the Manager

15.1 Form of notices

A notice required under this constitution to be given to the Manager must be given in writing (which includes a fax), or in such other manner as the Manager determines.

[19] See "Manager may rely" under "Rights and liabilities of Manager"

[20] See Section 601FC(1)(d)

15.2 When notice effective

The notice is effective only at the time of receipt.

15.3 Signing of notices

The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member[21] unless the Manager dispenses with this requirement.

16 Meetings of Members

16.1 Convening of meetings

The Manager may at any time convene a meeting of Members, and must do so if the Corporations Act requires.[22]

16.2 Manager may determine

Subject to the specific provisions of this constitution relating to meetings of Members and to the Corporations Act,[23] the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

16.3 Notice of meeting

Notice of a meeting of Members must be given in accordance with the Corporations Act.

16.4 Calculation of period of notice

In computing the period of notice under clause 16.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

16.5 Quorum

The quorum for a meeting of Members is at least 2 Members present in person or by representative or proxy holding or representing the holders of at least 10% of the Units on issue unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

16.6 No quorum

If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

[21] See "Manager may rely" under "Rights and liabilities of Manager"

[22] Refer Part 2G.4

[23] Refer Part 2G.4

(b) otherwise - adjourned to the same day in the next week and same time and place, or to such other day, time and place as the Manager decides by notice to the Members and others entitled to notice of the meeting.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

16.7 Chairman

Subject to the Corporations Act[24] the Manager may appoint a person to chair a meeting of Members.

16.8 Role of chairman

The chairman of a meeting of Members:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this clause 16.8 is final.

16.9 Postponement or cancellation

The chairman has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chairman thinks fit.

16.10 Notice of Cancellation or postponement of meeting

Notice of cancellation or postponement of a meeting of Members must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of Members under the Corporations Act.

16.11 Contents of notice or postponement of meeting

A notice of postponement of a meeting of Members must specify:

[24] Refer Part 2G.4 and Section 601FC(1)

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

16.12 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a meeting of Members to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this constitution or the Corporations Act.

16.13 Business at postponed meeting

The only business that may be transacted at a meeting of Members the holding of which is postponed is the business specified in the notice convening the meeting.

16.14 Proxy, attorney or representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Members to be held on a specified date or at a meeting of Members to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Member appointing the proxy, attorney or representative gives to the Manager notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

16.15 Proxies and voting

The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust.

16.16 Proxies containing some of the required information

The Manager may determine that the appointment of a proxy is valid even if it contains only some of the information required by the Corporations Act.

16.17 Adjournment of meeting

The chairman of a meeting of Members may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, no vote may be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

16.18 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

16.19 Demand for a poll

A poll may be demanded by at least 5 Members entitled to vote on the resolution, Members with at least 5% of the votes that may be cast on the resolution on a poll or by the chairman. A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

16.20 Declaration of poll

Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Trust, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

16.21 Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

16.22 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

16.23 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or representative.

16.24 Entitlement to vote

Subject to any rights or restrictions for the time being attached to any class or classes of Units and to this constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each one dollar of the value of the Units held by the Member and each person present as proxy, attorney or representative of a Member has one vote for each one dollar of the value of the Units held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of Units which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

16.25 Voting on a poll for Partly Paid Units

If a Member holds Partly Paid Units, the number of votes the Member has in respect of those Units on a poll is one dollar of the value of the Partly Paid Units.

16.26 Joint Unitholders' vote

If a Unit is held jointly and more than one Member votes in respect of that Unit, only the vote of the Member whose name appears first in the Register counts.

16.27 Vote of Member of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a meeting of Members as if the committee, trustee or other person were the Member.

16.28 Resolutions binding

A Resolution by:

(a) Members binds all Members; or

(b) Members of a Class, binds all Members of that Class,

whether or not they voted or were present at the meeting.

16.29 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

16.30 Validity of vote in certain circumstances

A vote cast by a person as a proxy, attorney or representative is valid even if:

(a) the previous revocation of that person's authority by the death of the holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that holder,

unless a notice in writing of the revocation or transfer has been received by the Manager or by the chairman of the meeting before the vote is cast.

16.31 Proxy form while Stapling applies

While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

16.32 Meetings by technology

A meeting of Members or any class of Members may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

16.33 Other attendees

While Stapling applies, the Manager, the auditor of the Trust and the representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

16.34 Joint meetings

While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

16.35 Meetings of Option holders

If any separate meeting of Option holders is required to be held the foregoing provisions of this clause 16 will apply with any necessary amendments.

17 Rights and liabilities of Manager

17.1 Holding Units

The Manager and its associates may hold Units in the Trust in any capacity.[25]

17.2 Other capabilities

Subject to the Corporations Act,[26] nothing in this constitution restricts the Manager (or its associates) from:

(a) dealing with itself (as trustee of the Trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company or the responsible entity of a Stapled Entity where the Stapled Entity is a managed investment scheme, an associate or with any Member;

(b) being interested in any contract or transaction with itself (as trustee of the Trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company, or the responsible entity of a Stapled Entity, where the Stapled Entity is a managed investment scheme, an associate or with any Member or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme.

17.3 Manager may rely

The Manager may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the

---

[25] See Section 601FG, Section 253E and Part 5C.7

[26] Refer Part 5C.7

Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

17.4 Manager's duties in relation to Stapling[27]

Notwithstanding any other provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

17.5 Reference to exercising power or discretion

The reference to exercising any power or discretion includes carrying out the Manager's functions and duties and identifying Members' rights and interests.

18 Limitation of liability and indemnity in favour of Manager

18.1 Manager not liable except to the extent Corporations Act imposes liability

The Manager is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust except to the extent that the Corporations Act imposes such liability.

18.2 Limitation on Manager's liability

Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust (including in respect of any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager's ability to be indemnified from the Assets.

[27] ASIC relief will be required for this

18.3 Indemnity in favour of Manager

The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust[28].

18.4 Indemnity includes acts and omissions of an agent or delegate

To the extent permitted by the Corporations Act,[29] the indemnity under clause 18.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager.

18.5 Indemnity in addition to indemnity allowed by law

This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

19 Liability of Members

19.1 Liability limited

Subject to clauses 19.2 and 19.3, the liability of a Member is limited to the amount if any which remains unpaid in relation to the Member's subscription for their Units.

19.2 Recourse limited to the Assets

In the absence of separate agreement with a Member, the recourse of the Manager and any creditor is limited to the Assets.

19.3 Tax and User Pays Fees

The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of the Member's action or inaction, or as a result of an act or omission requested by the Member or former Member.

19.4 Joint Members

Joint Members and former joint Members are jointly and severally immediately liable in respect of all payments including payments of Tax to which clause 19.3 applies, and User Pays Fees.

19.5 Deficiency in the Assets

A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

---

[28] See Section 601GA(2)

[29] See Sections 601FB(2) and 601GA(2)

19.6 Restrictions on Members

Except as otherwise set out in this constitution, a Member:

(a) must not interfere with any rights or powers of the Manager under this constitution;

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) may not require an Asset to be transferred to the Member.

20 Remuneration and expenses of the Manager

20.1 Application fee

Subject to the Corporations Act, the Manager is entitled to be paid by the applicant in respect of each application for Units in the Trust which it accepts to a fee of 2% of the application money. When calculating the number of Units to be issued, the application fee must first be deducted from the value of the application money or property.

20.2 Management fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 20.5. This fee is to be payable from time to time upon demand by the Manager. The Manager may make a demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The entitlement to this fee commences from the date the Trust commences and continues to the date of final distribution in accordance with clause 22.3. The Manager must produce a statement within 1 month from the end of each Quarter setting out the management fee for the Quarter and any amount remaining unpaid.

20.3 Acquisition fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a fee equal to 1.5% of the acquisition price of properties acquired by the Trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust.

20.4 Waiver of fees

The Manager may accept lower fees than it is entitled to receive under this constitution, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

20.5 Expenses

All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust[30] are payable or reimbursable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes expenses connected with:

(a) this constitution and the formation of the Trust and registration of the Trust as a registered scheme;

(b) the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units and/or Stapled Securities and other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) any proposed acquisition, disposal or other dealing with an investment;

(e) the administration or management of the Trust or its Assets and Liabilities including expenses in connection with the Register or the valuation of any Asset or the Trust as a whole;

(f) borrowing arrangements on behalf of the Trust or guarantees in connection with the Trust, including hedging costs;

(g) underwriting of any subscription or purchase of Units and/or Stapled Securities including underwriting fees, handling fees, costs and expenses (including marketing and roadshow costs, travel and accommodation expenses and legal fees), amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h) convening and holding meetings of Members, the implementation of any Resolutions and communications with Members and attending any meeting of the Stapled Entities;

(i) Tax, including any amount charged by a supplier of goods or services, or both, to the Manager by way of or as a reimbursement for GST;

(j) financial institution fees;

(k) the engagement of agents (including real estate agents and managing agents), valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

---

[30] Refer Section 601GA(2)(b)

(l) preparation and audit of the taxation returns, accounting records and accounts of the Trust;

(m) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(n) any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 20.4(n) must be repaid;

(o) all damages, expenses, payments, legal and other costs and disbursements incurred by the Manager in relation to or in connection with any claim, dispute or litigation (***Claim***) arising as a result of or in connection with any untrue representation or warranty contained in any document relating to any investment by the Trust including any project document in connection with the investment and any offering document or borrowing document in connection with the Trust except where the Claim arises out of the fraud or wilful default of the Manager;

(p) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to, or insurance premiums[31] in respect of, compliance committee members;

(q) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(r) the preparation, implementation, amendment and audit of the compliance plan;

(s) the appointment of any compliance officer to undertake compliance work for the Trust;

(t) the preparation of reports including compliance reports;

(u) the promotion of the Trust generally;

(v) recording, responding to and dealing with any complaints from Members in connection with the Trust;

(w) complying with any law, and any request or requirement of the ASIC; and

[31] See Section 601JG

(x) the admission of the Trust to any stock exchange, the Official Quotation of Units or Stapled Securities and compliance with the rules of such an exchange.

20.6 GST

The User Pays Fees and the fees payable out of the Assets to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this constitution (including, without limitation, the supply of any goods, services, rights, benefits or things), then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

21 Duration of the Trust

21.1 Initial settlement

The Trust commences when the Manager's nominees subscribe $70 for Units in the Trust. The Manager's nominees must be issued with 100 fully paid Units in return for that payment.

21.2 Termination

The Trust terminates on the earliest of:

(a) the date specified by the Manager as the date of termination of the Trust in a notice given to Members;

(b) [deleted]; and

(c) the date on which the Trust terminates in accordance with another provision of this constitution or by law.[32]

22 Procedure on termination

22.1 Realisation of Assets

Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

[32] See Part 5C.9 on winding up

22.2 Audit of winding up

If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

22.3 Distribution following termination

The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Members in accordance with the following formula:

$$\frac{(A + X) \times B}{C} - Y$$

Where:

A = the amount remaining in the Trust after deduction of the Liabilities and expenses referred to in this clause 22.3;

B = the aggregate of the number of Units held by the Member as at termination, including both Fully Paid Units and Partly Paid Units; and

C = the aggregate of the total number of Units in issue as at termination, including both Fully Paid Units and Partly Paid Units;

X = the aggregate of the amounts remaining unpaid on all Partly Paid Units in issue (if any) ; and

Y = the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the Member (if any) as at termination.

If the calculation of the entitlement to distribution of capital in respect of a particular Member in accordance with the formula in this clause 22.3 results in a negative dollar amount, then that Member must pay to the Manager within 30 days of the date of a written request to do so that dollar amount, and the amount so required to be paid will become an Asset available for distribution on the winding up of the Trust.

The Manager may distribute proceeds of realisation in instalments.

22.4 Constitution applies until date of final distribution

Subject to the Corporations Act, the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 22.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

23 Amendments to this constitution

23.1 Manager may amend

If the Corporations Act allows,[33] this constitution may be amended:

(a) by Resolution;[34] or

(b) by deed executed by the Manager.

If the constitution is amended by Resolution, the Manager may give effect to the amendments by executing a supplemental deed.

23.2 Statutory requirements

If the Corporations Act or any relief from the provisions of the Corporations Act granted by the ASIC requires that this constitution contain certain provisions, then those provisions are deemed to be incorporated into this constitution at all times at which they are required to be included and prevail over any other provisions of this constitution to the extent of any inconsistency. Clause 23.1 does not apply to provisions deemed by this clause 23.2 to be incorporated in the constitution.

24 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.[35]

25 Complaints

If a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, acknowledge receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

---

[33] See Section 601GC for power to amend the constitution. The amendment cannot take effect until a copy of the modification is lodged with the ASIC

[34] The required majority for such a Resolution under section 601GC(1)(a) is 75%.

[35] See section 601JF

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant in relation to the complaint as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

26 Listing rules

26.1 While Units Officially Quoted

While the Trust is admitted to the official list of the ASX, the following applies:

(a) Notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is taken to contain that provision.

(e) If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is taken not to contain that provision.

(f) If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is taken not to contain that provision to the extent of the inconsistency.

26.2 Change in the text of the Constitution due to clause 26.1

In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 26.1 is not a modification of, or the repeal or replacement of the constitution for the purposes of subsection 601GC(1) and (2) of the Corporations Act. Clause 23.1 does not apply to changes in the text of the constitution because of the operation of clause 26.1.

27 Small Holdings

27.1 Divestment Notice

If the Manager determines that a Member is a Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Units making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS Holding initiate a Holding Adjustment to move those Units from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Units, the Divestment Notice must comply with the SCH Business Rules.

27.2 Relevant Period

The Relevant Period must be at least seven days from the date the Divestment Notice was given.

27.3 Company can sell Relevant Units

At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager the Relevant Units of a Member who is a Small Holder.

27.4 No obligation to sell

The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 27 but unless the Relevant Units are sold within 6 weeks after the end of the Relevant Period the Manager's right to sell the Relevant

Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

27.5 Company as Member's attorney

To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Units from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

27.6 Conclusive evidence

A statement in writing by or on behalf of the Manager under this clause 27 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 27 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

27.7 Registering the purchaser

The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 27.

27.8 Payment of proceeds

Subject to clause 27.9, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in

the Register as the address of the Member whose name first appears in the Register. Payment of any money under this clause is at the risk of the Member to whom it is sent.

27.9 Costs

The Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

27.10 Remedy limited to damages

The remedy of a Member to whom this clause applies, in respect of the sale of the Relevant Units of that Member is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person.

27.11 Dividends and voting suspended

Unless the Manager determines otherwise, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a Small Holder. Any distributions that would, but for this clause 27.11, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

27.12 12 month limit

If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 27.13).

27.13 Effect of takeover bid

From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder, despite clause 27.12 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

27.14 While Stapling applies

While Stapling applies, no sale under this clause 27 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

28 Stapling

28.1 Paramountcy of Stapling provisions

Subject to clauses 23.2 and 26.1, the provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

28.2 Maintenance of Listing and Consistency with Constitutions of the Stapled Entities

The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

28.3 Stapling - general information

The Units are intended to be stapled to the Attached Securities in the ratio of one Unit to one of each category of the Attached Securities as from the Stapling Commencement Date. The intention is that, so far as the law permits, a Unit and one of each category of the Attached Securities which are Stapled together shall be treated as one Security. If further Attached Securities are from time to time Stapled to the Units, or if Attached Securities are unstapled from the Units, the intention is that, so far as the law permits, a Unit and one of each category of the Attached Securities which are Stapled together shall be treated as one Security.

28A Restructure

28A.1 Implementation of Merger Proposal

At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Merger Proposal in accordance with the Implementation Deed.

28A.2 Express powers of Manager

Without limiting clause 28A.1 but subject to clause 28A.3 and despite any other provision in this constitution, the Manager has power:

(a) subject to (b), to pay to each Unitholder, by way of a capital distribution:

(i) if both the AWPT4 Merger Proposal and the AWPT5 Merger Proposal are to be implemented, $0.20151 per Unit held;

(ii) if only the AWPT4 Merger Proposal is to be implemented, \$0.13746 per Unit held; or

(iii) if only the AWPT5 Merger Proposal is to be implemented, \$0.05405 per Unit held;

(b) to apply, and procure that the Stapled Company applies, all the respective distributions paid or payable to each Unitholder under (a) and the dividends paid or payable to that Unitholder as a shareholder in the Stapled Company under the Share Scheme, to subscribe, on behalf of and in the name of that Unitholder, for the number of units in:

(i) if (a)(i) applies, each of AWPT4 and AWPT5;

(ii) if (a)(ii) applies, AWPT4; or

(iii) if (a)(iii) applies, AWPT5;

equal to the number of Units held by the Unitholder on the Stapling Record Date, on the basis that the subscription price for AWPT4 Units will be \$0.14746 and for AWPT5 Units will be \$0.06405;

(c) to procure that any Acquired AWPT4 Units and any Acquired AWPT5 Units are issued to and registered in the name of the relevant Unitholder with the result that the Unitholder is bound:

(i) if Acquired AWPT4 Units are issued, by the terms of the Acquired AWPT4 Units and the Constitution of AWPT4 (including restrictions which cause a Unitholder's Units to be Stapled to Attached Securities);

(ii) if Acquired AWPT5 Units are issued, by the terms of the Acquired AWPT5 Units and the Constitution of AWPT5 (including restrictions which cause a Unitholder's Units to be Stapled to Attached Securities);

(d) to issue or cooperate in the issuing of a single holding statement reflecting the Unitholder's holding of Units and Attached Securities;

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Merger Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

28A.3 Sale Facility

Notwithstanding the foregoing provisions of this clause 28A, where a Unitholder is a Designated Foreign Unitholder, the Designated Foreign Unitholder consents to, and the Manager must transfer the Units, as part of Stapled Securities, held by the Designated Foreign Unitholder to the Cashout Bank so that the Cashout Bank will receive the distribution pursuant to clause 28A.2(a) and have that distribution applied in accordance with

clause 28A.2(b) in order to acquire the Acquired AWPT4 Units and Acquired AWPT5 Units which would otherwise have been issued to the Designated Foreign Unitholder. The Manager must procure that each Designated Foreign Unitholder is paid the Sale Consideration to which that Designated Foreign Unitholder is entitled. The Manager must cooperate with the Stapled Company to ensure that Stapled Securities held by the Designated Foreign Unitholder are transferred to the Cashout Bank. The Designated Foreign Unitholder must not be paid more than once, in any capacity, in respect of any Units and any other component of a Stapled Security disposed of via the Cashout Bank or Sale Facility.

28A.4 General appointment as agent and attorney for Unitholders

At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Merger Proposal and this clause 28A.

28A.5 Specific appointment as agent and attorney for Unitholders

Without limiting clause 28A.4, the Manager is irrevocably appointed as the agent and attorney of each Unitholder to:

(a) receive and apply the distributions referred to in clause 28A.2(a) in the manner contemplated in clause 28A.2(b);

(b) execute an application form (which may be a master application form) in relation to the AWPT4 Units;

(c) execute an application form (which may be a master application form) in relation to the AWPT5 Units;

(d) act in accordance with clause 28A.3;

(e) execute transfers of Units which are to be the subject of the Sale Facility; and

(f) appoint one or more substitute attorneys to exercise one or more of the powers given to the Manager under this clause 28A and may revoke any of those appointments.

28A.6 Authorisation

The Manager is authorised to execute the documents and do all things under clauses 28A.2 and 28A.3 without needing further authority or approval from Unitholders and may do so even if it has an interest in the outcome of such exercise.

28A.7 Manager's limitation of liability

Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Unitholders of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the

Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 28A in connection with the implementation of the Merger Proposal in accordance with the Implementation Deed.

28A.8 Options

If, following the Effective Date, the Manager and the Stapled Company are under any obligation, whether actual or contingent, to issue or procure the transfer of Units and Stapled Shares in the future pursuant to any option or comparable arrangement to any person, the Manager must procure that:

(a) if AWPT4 Units are Attached Securities, the AWPT4 Manager issues or procures the transfer of AWPT4 Units; and

(b) if AWPT5 Units are Attached Securities, the AWPT5 Manager issues or procures the transfer of AWPT5 Units,

at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued or transferred to ensure that the person receives Stapled Securities.

28A.9 Definitions

In this clause 28A, the following words and expressions have these meanings unless the contrary intention clearly appears:

Acquired AWPT4 Units means the units in AWPT4 acquired by Unitholders in accordance with clause 28A.2(b).

Acquired AWPT5 Units means the units in AWPT5 acquired by Unitholders in accordance with clause 28A.2(b).

AWIL means Australand Wholesale Investments Limited (ABN 12 086 673 092).

AWPT4 means Australand Wholesale Property Trust No. 4 (ARSN 108 254 113).

AWPT4 Manager means AWIL in its capacity as responsible entity of AWPT4.

AWPT4 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT4 Unit means a unit in AWPT4.

AWPT5 means Australand Wholesale Property Trust No. 5 (ARSN 108 254 771).

AWPT5 Manager means AWIL in its capacity as responsible entity of AWPT5.

AWPT5 Merger Proposal has the same meaning as in the Implementation Deed.

AWPT5 Unit means a unit in AWPT5.

Cashout Bank means UBS AG, Australia Branch, or such other entity as the Stapled Company and the Manager appoint..

Designated Foreign Unitholder means a Unitholder who is a citizen or resident of a jurisdiction outside Australia, New Zealand and Singapore or whose address in the Register is a place outside Australia, New Zealand, Singapore and their respective external territories, unless AWIL (in consultation with the Manager and the Stapled Company) is satisfied before the Effective Date that it is not precluded from lawfully issuing Acquired AWPT4 Units or Acquired AWPT5 Units (respectively) to the Unitholder either unconditionally or after compliance with conditions which AWIL's board (as may be applicable), regards as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT4 Manager, the AWPT5 Manager and the Stapled Company dated 27 July 2005, as amended.

Merger Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Stapled Securities to the Cashout Bank for the Sale Consideration and on the basis that the Cashout Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired AWPT4 Units and Acquired AWPT5 Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Sale Consideration.

Sale Consideration means the average price (net of transaction costs) at which those Stapled Securities held by the Cashout Bank are sold under the Sale Facility, multiplied by the number of Stapled Securities held by the Designated Foreign Unitholder which were transferred to the Cashout Bank.

Share Scheme means the Share Scheme as that term is defined in the Implementation Deed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth Business Day following the Effective Date or such other time agreed before that date between the Manager, the AWPT4 Manager, the AWPT5 Manager and the Stapled Company and permitted by ASX.

Unitholder means a Member who is Registered as the holder of a Unit.

29 References to Corporations Act

Any provision of this constitution which is expressed to apply subject to the Corporations Act shall only be read as subject to the Corporations Act while the Trust is a registered scheme.

30 Interpretation

30.1 Definitions

In this constitution these words and phrases have the following meaning unless the contrary intention appears:

Aggregate Unpaid Amount: the aggregate of the amounts of the Application Prices of all Partly Paid Units which have not been paid.

Application Price: the application price for a Unit calculated in accordance with this constitution.[36]

Approved Valuer: any person, independent of the Manager, who is duly qualified to value any Assets of the Trust.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Class Order 98/1808: means the class order issued by ASIC on 2 October 1998 entitled "Allowing constitutions to use Appendix 15A of the ASX Listing Rules."

ASSETS: Australand Subordinated Step-up Exchangeable Trust Securities, being units in Australand ASSETS Trust.

Assets: all the property, rights and income of the Trust, but not application money or property in respect of which Units have not yet been issued, or any amount in the distribution account.

ASX: the Australian Stock Exchange Limited or the market operated by it as the context requires.

ASX Business Rules: means the business rules which govern the operations and behaviour of participating organisations of ASX and affiliates

Attached Securities: a Stapled Share and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Australand ASSETS Trust: Australand ASSETS Trust (ARSN 115 338 513).

---

[36] See "Application Price for Units"

Australand Property Group: collectively, the Trust, each Stapled Entity and each of their respective Subsidiaries, and "Group Member" means any one or more of them.

BBSW for a period:

(a) the rate determined by the Manager to be the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10.30am Sydney time on the first day of that period on the Reuters screen BBSW page for a term of one month after eliminating one of the highest and one of the lowest of those rates; or

(b) if for any reason there are no rates displayed for a term then BBSW will be the rate determined by the Manager to be the average of the buying rates quoted to the Manager by 3 Australian banks selected by the Manager at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to one month.

Business Day: a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne but if the Units are Officially Quoted has the meaning given to that term in the Listing Rules.

Certificated Holding: has the same meaning as in the SCH Business Rules.

CHESS: means the ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

CHESS Holding: has the same meaning as in the SCH Business Rules.

CHESS System: a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Corporations Act) in accordance with the SCH Business Rules.

Class: a class of Units.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Corporations Act: the Corporations Act 2001 (Cwlth).

Details: the section of this constitution headed "Details".

Distributable Amount: has the meaning given in clause 10.3.

Distribution Calculation Date: the last day of each Financial Year or such other days as the Manager designates.

Distribution Date: the date that a distribution under clause 10 must be made.

Distribution Entitlement: has the meaning given in clause 10.3.

Distribution Period:

(a) for the first distribution period, the period from the establishment of the Trust to the next Distribution Calculation Date;

(b) for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Divestment Notice: a notice given under clause 27.1 to a Small Holder.

Exchange: the redemption of ASSETS by the responsible entity of Australand ASSETS Trust and the issue of Stapled Securities in their place.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next 30 June;

(b) for the last financial year, the period from 1 July before the date the Trust terminates to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the 12 month period ending on 30 June in each year.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Holding Adjustment: has the same meaning as in the SCH Business Rules.

Issuer Sponsor Holding: has the meaning given in the SCH Business Rules.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing unitholders' capital, undistributed profits, interest attributable to unitholders accruing on unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Listed:

(a) in the case of the Trust, the trust being listed on the ASX; and

(b) in the case of Securities, the Units or the Stapled Securities being Officially Quoted,

and **Listing** has a corresponding meaning.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Manager:

(a) until the Trust is registered with ASIC as a managed investment scheme, Australand Wholesale Investments Limited; and

(b) from the time the Trust is registered with ASIC as a managed investment scheme, the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Day: a trading day as defined in the Listing Rules.

Market Price: other than on Exchange, Market Price of a Security on a particular day:

(a) the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 15 Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if:

(i) Securities have not been Officially Quoted for at least 15 consecutive Trading Days before the relevant day; or

(ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

However, if the Manager believes that the calculation under paragraph (a) or (b) does not provide a fair reflection of the market price, the Market Price will be an amount calculated in a manner which complies with the Corporations Act, as set out in the offer document for the Securities and which in the opinion of an Approved Valuer will approximate the fair market price of the Security.

On Exchange, Market Price is the VWAP calculated in respect of a period of 20 Market Days immediately preceding but not including the Realisation Date.

Market Value in relation to a Unit:

(a) while Units form part of Stapled Securities, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Units.

Member: the person Registered as the holder of a Unit (including persons jointly Registered) and where required by the Corporations Act or the context includes the holder of an Option.

Net Asset Value: the value of the Assets calculated in accordance with clause 9 less the Liabilities.

Officially Quoted: quotation on the official list of the ASX, including when quotation is suspended for a continuous period of not more than 60 days.

Official Quotation: has the corresponding meaning.

Operating Income: the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Manager; and

(e) any other amount that the Manager considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust.

Option: an option granted by the Manager in respect of an unissued Unit.

Paid-up Proportion: the number obtained by adding each Partly Paid Unit multiplied by its Relevant Percentage.

Partly Paid Unit: a Unit on which the Application Price has not been paid in full.

Quarter: each 3 month period ending on the Quarter End Date or such shorter period of time if the period ends on the date of Termination of this Trust or the date of retirement of the Manager or commences on the date of commencement of the Trust.

Quarter End Date: each 31 March, 30 June, 30 September and 31 December and if the effective date of termination of the Trust or retirement of the Manager is another date, that date.

Realisation Date: the date of Exchange.

Register: the register of Members kept by the Manager under the Corporations Act.

Registered: recorded in the Register.

Registration: recording in the Register.

Relevant Percentage: in the case of a Partly Paid Unit the percentage calculated in accordance with the following formula at the relevant time:

$$\frac{A - B}{A} \times \frac{100}{1}$$

where

A means the sum determined by dividing Net Asset Value plus the Aggregate Unpaid Amount by the number of Units in issue;

B means the amount of the Application Price of the Unit which is unpaid.

Relevant Period: the period specified in a Divestment Notice under clauses 27.1 and 27.2.

Relevant Units: the Units specified in a Divestment Notice.

Resolution:

(a) a resolution passed at a meeting of Members in the Trust:

(i) on a show of hands, by the required majority of Members present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the required majority of votes cast by Members present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this constitution or any applicable law provides otherwise, the "required majority" is a simple majority.[37]

Restriction Agreement: a restriction agreement within the meaning and for the purposes of the Listing Rules.

Restricted Securities: has the same meaning as in the Listing Rules.

SCH: stands for securities clearing house and in the SCH Business Rules means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008

[37] Circumstances where a special resolution is required include a vote on amendments to this constitution if necessary (see section 601GC(1)(a)). For voting on winding up by Members and choosing a new responsible entity see sections 601FL and 601NB.

504 532) as the operator of an approved clearing and settlement facility under the Corporations Act.

SCH Business Rules: means the rules that govern the operation of CHESS, the electronic transfer and settlement system, and the CHESS subregister.

SEATS: has the same meaning as in the SCH Business Rules.

Security: while the Units are Stapled a Stapled Security and while the Units are not Stapled a Unit.

Shareholders: the shareholders in the Stapled Company.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding is a holding of Units created by the transfer of a parcel of Units the aggregate Market Value of which at the time a proper SCH transfer was initiated or a proper based transfer was lodged, was less than a marketable parcel of Units as provided under the Listing Rules.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: Australand Holdings Limited (ACN 008 443 696).

Stapled Entity: the Stapled Company and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this constitution and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares is to commence as determined by the Manager.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or a trust which is controlled by the first within the meaning of control under section 50AA of the Corporations Act.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or any amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or

impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 (*1936 Act*), the Income Tax Assessment Act 1997 (*1997 Act*) or both the 1936 Act and the 1997 Act, as appropriate.

Trading Day: those Business Days on which buying and selling occurs through SEATS.

Transaction Costs: when calculating the Application Price of a Unit, the Manager's estimate of the total cost of acquiring the Assets, provided that subject to the Corporations Act[38] the Manager may in connection with any particular application for Units deem these costs to be a lesser sum or zero.

Trust: the trust constituted under or governed by this constitution.

Trust Fund: means each amount held by the Manager under clause 2.1 of this constitution in respect of the Trust together with any other property which the Manager receives, has vested in it or otherwise acquires to hold on the trusts of this deed, and any property which represents the proceeds of sale of any such property.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b) any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Time: a time at which the Manager calculates Net Asset Value.

VWAP: the average of the daily volume weighted average sale price per Stapled Security sold on ASX during the relevant period, but does not include any transaction defined in the ASX Market Rules as a "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings or any overseas trades or trades pursuant to the exercise of options over Stapled Securities.

For the purposes of calculating VWAP, if, on some or all of the Market Days in the relevant period, Stapled Securities have been quoted on ASX as cum any distribution or entitlement but Stapled Securities will be issued ex such distribution or entitlement, then the VWAP on the Market Days on which those Stapled Securities have been quoted cum distribution or entitlement shall be reduced by an amount equal to:

[38] See section 601FC(1)(d)

(a) in the case of a distribution, the amount of that distribution including, if the distribution is franked, the amount that would be included in the assessable income of the recipient of the distribution who is both a resident of Australia and a natural person under the *Income Tax Assessment Act 1936* (Cwlth) (or the *Income Tax Assessment Act 1997* (Cwlth), as the case may be (as consolidated, amended, re-enacted or replaced) or any other Act setting the rate of income tax payable and any regulation promulgated under it);

(b) in the case of an entitlement which is traded on ASX on any of those Market Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Market Days on which those entitlements were traded; or

(c) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the responsible entity of the Australand ASSETS Trust. Any such determination must be verified by an independent valuer.

Conversely, where on some or all of the Market Days in the relevant period, Stapled Securities have been quoted on ASX as ex any distribution or entitlement but Stapled Securities will be issued cum such distribution or entitlement, then the VWAP on the Market Days on which those Stapled Securities have been quoted ex distribution or entitlement shall be increased in accordance with (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Market Days during that period Stapled Securities were subject to a trading halt or suspended, the period shall be extended by the number of Market Days on which Stapled Securities were not able to be traded or were suspended.

Where Stapled Securities are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the period over which the VWAP is calculated, the VWAP will be adjusted by the responsible entity of the Australand ASSETS Trust as it considers appropriate and these provisions will be construed accordingly. Any such adjustment must be approved by an independent firm of accountants.

30.2 Interpretation

Unless the contrary intention appears, in this constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) the cover page, contents, headings (except in so far as they are used as a means of cross reference), footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution;

(h) a reference to a year (other than a Financial Year) or month means a calendar year or calendar month respectively;

(i) a reference to dollars or $ is a reference to the currency of Australia.

30.3 Other documents

A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

30.4 Constitution legally binding[39]

This constitution binds the Manager and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

30.5 Severance

If all or part of any provision contained in this constitution is void or invalid or would otherwise result in all or part of this constitution being void or invalid for any reason, then such part is to be severed from this constitution without affecting the validity or operation of any other provision of this constitution.

30.6 Governing law

This constitution is governed by the law in force in the place specified in the Details.

30.7 Other obligations excluded

Except as required by the Corporations Act all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any

[39] Refer Section 601GB

obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

EXECUTED as a deed



Schedule 1 - Application Price for Particular Issues

Despite any other provision of the constitution, the following provisions apply:

1 Units issued to shareholders in the Stapled Company in accordance with the terms of a scheme of arrangement between the Stapled Company and the holders of ordinary shares in the Stapled Company will be issued at the Application Price set out in the scheme of arrangement.

2 Stapled Securities issued to shareholders in the Stapled Company in accordance with the terms of an entitlements offer made pursuant to a combined prospectus and product disclosure statement dated on or shortly after the meeting of holders of ordinary shares in the Stapled Company to be held on or around 27 October 2003 to approve the scheme of arrangement between the Stapled Company and the holders of ordinary shares in the Stapled Company will be issued at an Application Price which is 95% of the arithmetic average of the daily VWAPs of shares in the Stapled Company or Stapled Securities as the case may be over the 10 Trading Days commencing on the first Trading Day after the day for determining entitlements of holders of ordinary shares in the Company to participate in the entitlement offer. 54.62% of the Application Price for Stapled Securities will be allocated as the Application Price for a Unit.

3 Stapled Securities issued to unitholders in Australand Wholesale Property Trust (ARSN 099 698 012) ("**AWPT**") pursuant to an acquisition proposal approved by unitholders in AWPT at a meeting of unitholders held on or around 27 October 2003 ("**AWPT Meeting**") will be issued at an Application Price which is the greater of:

(a) the price determined in paragraph 2 above; and

(b) $1.60.

54.62% of the Application Price for Stapled Securities will be allocated as the Application Price for a Unit.

4 Stapled Securities issued to unitholders in Australand Wholesale Property Trust No. 2 (ARSN 101 660 253) ("**AWPT2**") pursuant to an acquisition proposal approved by unitholders in AWPT2 at a meeting of unitholders held on or around 27 October 2003 ("**AWPT2 Meeting**") will be issued at an Application Price which is the greater of:

(a) the price determined in paragraph 2 above; and

(b) $1.60.

54.62% of the Application Price for Stapled Securities will be allocated as the Application Price for a Unit.

5. Stapled Securities issued to holders of options over Stapled Shares and Units under the terms and conditions of the scheme of arrangement between the Stapled Company and the holders of options over shares in the Stapled Company will be issued at an Application Price which is $1.61 as amended in accordance with the terms and conditions of the options over Stapled Shares and Units.

   The Application Price is to be allocated as follows:

   (a) 42.74% to the Stapled Company to acquire the Stapled Share; and

   (b) 57.26% to the Manager to acquire the Unit, of which the Manager must apply the amount required to procure the issue of the Attached Securities other than the Stapled Share to the holder of the option in accordance with clause 28A.8.

In this schedule 1, "VWAP" means, on any day, in respect of a security, the volume weighted sale price of that security sold on ASX on that day excluding securities which are sold otherwise than in the ordinary course of trading on ASX (including any transaction defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over securities and any overnight crossings and any other trades that the underwriter of the entitlement offer and the Manager and the Stapled Company agree are not fairly reflective of natural supply and demand) calculated to four decimal places.

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au



ASX ANNOUNCEMENT

21 April 2006

AUSTRALAND PROPERTY TRUST NO.4 CONSOLIDATED CONSTITUTION

Attached is a copy of the consolidated Constitution for Australand Property Trust No.4 including all amendments up to and including the amendments in the Supplemental Deed Poll as approved by members on 20 April 2006.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au



Consolidated Constitution Australand Property Trust No.4

(ARSN 108 254 413)

Manager: Australand Investments Limited
ABN 12 086 673 092

Date of constitution: 30 September 2002

This document is a consolidated copy of the Constitution dated 30 September 2002 for Australand Property Trust No. 4 (ARSN 108 254 413) ("**Original Constitution**") including all amendments up to and including the amendments in the Supplemental Deed Poll dated 20 April 2006. The Trust was registered by ASIC on 11 March 2004.

This is not a legally binding document. Reference should be made to the Original Constitution and each amending deed for the operative provisions. Section headings, indices and the provisions in square brackets do not form part of the text.

Consolidated Constitution of Australand Property Trust No. 4

Date:

Operative provisions:

This deed poll is declared by Australand Industrial No. 56 Pty Limited to be the constitution of the Mascot No. 2 Unit Trust.

1 Name of Trust

1.1 The Trust is called Australand Property Trust No. 4 or by such other name as the Manager determines by resolution of its board of directors from time to time.

1.2 If the name of the trust at any time implies an association with the Manager or its business and the Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Registered Scheme

While the Trust is not a Registered Scheme this constitution is to be read subject to Schedule 1.

3 Assets held on trust

3.1 The Manager must hold the Assets on trust for Members.

3.2 Any Assets held by the Manager as Manager of the Trust, must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent that the Corporations Act so requires.

4 Units, Classes and Options

Nature of Units

4.1 The beneficial interest in the Trust is divided into Units.

4.2 Subject to any rights, obligations and restrictions attaching to any particular Units or Class:

(a) each Fully Paid Unit confers an equal undivided interest;

(b) a Unit confers an interest in the Assets as a whole, subject to the Liabilities, and

(c) a Unit does not confer an interest in a particular Asset.

Stapling Provisions

4.3 The provisions of this constitution relating to Stapling take effect on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling.

Classes

4.4 The Manager may create and issue Classes with such rights, obligations and restrictions attaching to the Units of such Classes as it determines in accordance with the Corporations Act.

Options

4.5 The Manager may create and issue Options on such terms and conditions as the Manager determines. Options may be issued with Units or separately.

4.6 Subject to this constitution, the Corporations Act (and the conditions of any applicable ASIC relief from it) and, if relevant, the Listing Rules, the Manager may determine that Options will be issued:

(a) for consideration or no consideration;

(b) on the basis that the exercise price for a Unit to be issued on exercise of the Option is the price determined by the Manager, provided that the exercise price is less than the price that would otherwise apply under this constitution by a percentage not exceeding 50%; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise on terms and conditions and with such entitlements as determined by the Manager. The terms of issue of the Option may allow the Manager to buy back the Options.

Offers of Options

4.7 Subject to the Listing Rules and the Corporations Act (and the conditions of any applicable ASIC relief from it), if the Manager is making an offer of Options to Members which is otherwise in proportion to their existing holdings of Units, the Manager is not required to offer Options under this clause to persons whose address on the Register is in a place other than Australia and New Zealand.

Exercise of Options

4.8 On the exercise of an Option, the Option Holder is entitled to subscribe for and be allotted Units in accordance with the terms and conditions of the Option.

While Stapling applies

4.9 While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be APG Held Units, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

Rights attaching to Units and Options

4.10 A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Units or that Class of Unit. The holder of an Option holds the Option subject to the terms and conditions attaching to that Option.

No fractions of Units

4.11 Fractions of a Unit may not be issued by the Manager.

4.12 Where a calculation performed under this constitution or the terms of a withdrawal offer results in the issue or redemption of a fraction of one Unit, the number of Units:

(a) to be issued on Exchange is to be rounded down to the nearest whole Unit; and

(b) to be issued or redeemed other than on Exchange is to be rounded down or up respectively to the nearest whole Unit.

4.13 Any excess application or other money or property which results from rounding becomes an Asset.

Consolidation and division of Units and Options

4.14 Subject to the Listing Rules and the Corporations Act, Units and Options may be consolidated or divided in any proportions as determined by the Manager.

Consolidation and division while stapling applies

4.15 While Stapling applies, Units may only be consolidated or divided if the related Attached Securities are also consolidated or divided at the same time and to the same extent.

Transfer of Units and Options if Officially Quoted

4.16 If the Units and/or Options are Officially Quoted, Units and/or Options may be transferred in any manner permitted by the CHESS System. The Manager may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise registration. This clause 4.16 prevails over any other provision of this constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper SCH transfer.

Form of transfer

4.17 Subject to this constitution, a Unit or Option may be transferred in any form approved by the Manager, accompanied by any evidence reasonably required by the Manager to show the right of the transferor to make the transfer and (if the Manager requires) be presented for Registration duly stamped.

Registration

4.18 A transfer is not effective until Registered.

Manager may request holding lock or refuse to register transfer

4.19 If Units or Options are Officially Quoted, and if permitted to do so by the Listing Rules, the Manager may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other Units in the Trust.

Manager must request holding lock or refuse to register transfer

4.20 The Manager must:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS approved Securities registered on the CHESS subregister; or

(b) refuse to register any transfer of other Units in the Trust;

if:

(c) the Listing Rules require the Trust to do so;

(d) registration of the transfer is prohibited by clause 4.24(b);

(e) clause 4.32(a) requires the Manager not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or Restriction Agreement.

Notice of holding locks and refusal to register transfer

4.21 If in the exercise of its rights under clause 4.19 and 4.20 the Manager requests application of a holding lock to prevent a transfer of CHESS approved Securities or refuse to register a transfer of a security they must give written notice of the request to the holder of the Units, to the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Manager.

Manager must retain instruments of transfer

4.22 The Trust must retain every instrument of transfer which is registered for such period as the Manager determines.

Return of refused transfers

4.23 If the Manager refuses to register a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

Proportional takeover offers

4.24 Notwithstanding clauses 4.16 to 4.18, if offers are made under a proportional takeover bid for Units of the Trust in accordance with the Corporations Act:

(a) clauses 4.24 to 4.29 apply;

(b) the registration of a transfer giving effect to takeover contract resulting from acceptance of an offer made under the takeover

bid is prohibited unless and until a resolution to approve the bid is passed in accordance with clauses 4.25 and 4.26; and

(c) the Manager must ensure that a resolution to approve the bid is voted on in accordance with clause 4.25 to 4.28 before the fourteenth day before the last day of the bid period.

Approval of takeover bids

4.25 The Manager may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of clause 4.27, as if it were a meeting of Members convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Manager determines the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedures:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such less period as the Manager determines the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Manager considers appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted in the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that

power of attorney certified as a true copy by statutory declaration is or are received by the Trust before close of business on the date specified in the notice of postal ballot for closing of all postal ballot at the office of the Manager or unit registry of the Trust or at such other place as specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Manager before the close of business on the date for closing of the postal ballot.

Entitlement to vote on approving resolution

4.26 The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

When approving resolution passed

4.27 If the resolution is voted on in accordance with clauses 4.24 to 4.26 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

If approving resolution has not been voted on

4.28 If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with clauses 4.25 to 4.27.

Cessation of clauses 4.21 to 4.25

4.29 Clauses 4.24 to 4.28 cease to have effect on the day three years after the later of their adoption or last renewal.

Transfers if Units or Options not Officially Quoted

4.30 If Units or Options are not Officially Quoted, the Manager may refuse to record any transfer in the Register without giving any reason for the refusal.

Restricted Securities

4.31 The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any Restricted Securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the Restricted Securities. During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

Single instrument of transfer for Stapled Securities

4.32 While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units, except any APG Held Units, unless it is a single instrument of transfer of Stapled Securities and any provision of clauses 4.16 to 4.20 of this constitution inclusive referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 4.16 to 4.20 inclusive and clause 4.24 to a Unit will be deemed to be a reference to a Stapled Security.

Joint tenancy

4.33 Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

Death, legal disability of Member

4.34 If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) or any other person determined by the Manager are recognised as having any claim to Units and Options Registered in the Member's name.

Number of Units

4.35 While Stapling applies, the number of issued Units, except APG Held Units, at any time must equal the number of issued Attached Securities of each category, but disregarding any Attached Securities held by or on behalf of a Stapled Entity.

5 Application Price for Units

5.1 Subject to clause 28A and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be issued at an Application Price:

(a) while Units are Officially Quoted, subject to paragraphs (b), (c), (d) and (e), equal to the Market Price of the Units or, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 5.7);

(b) in the case of a rights issue while Units are Officially Quoted, in accordance with clause 5.5;

(c) in the case of a placement of Units while Units are Officially Quoted, in accordance with clause 5.6;

(d) in the case of a distribution reinvestment while Units are Officially Quoted, in accordance with clause 11.10;

(e) in the case of Units issued on the exercise of an Option – determined in accordance with clause 4.6(b); or

(f) in any other case – calculated as:

$$\frac{\text{Net Asset Value + Transaction Costs}}{\text{number of Fully Paid Units in issue + Relevant Fraction}}$$

5.2 Each of the variables in clause 5.1(f) must be determined as at the next Valuation Time after:

(a) the Manager receives or is deemed to receive the application for Units; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager

whichever happens later.

5.3 While Units are not Officially Quoted the Application Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Application Price.

5.4 For the purposes of clause 5.2 the day and time of receipt of an application for Units is:

(a) the time of actual receipt if the application is received before the Prescribed Time on a Business Day; or

(b) the time of deemed receipt if the application is deemed to be received before the Prescribed Time on a Business Day; or

(c) the commencement of business on the next following Business Day if the application is received or is deemed to be received on a day which is not a Business Day or received on or after the Prescribed Time on a Business Day.

Rights issues

5.5 While Units are Officially Quoted, the Manager may (subject to the terms of any applicable ASIC Relief and in accordance with the Listing Rules) offer at substantially the same time to only and all the then Members, but not including persons who may be excluded from an issue or offer of Units in accordance with ASIC relief and the Listing Rules, further Units for subscription (whether or not the right to acquire those Units is renouncable) at a price determined by the Manager provided that the Application Price is not less than 50% of the Market Price for the Units, or where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 5.7) on the Business Day preceding the date on which the intention to make the offer or issue is announced to the ASX.

Placements

5.6 While Units are Officially Quoted, the Manager may at any time issue Units to any person, whether by way of a placement or otherwise, at a price and on terms determined by it, provided that the Manager complies with the Listing Rules applicable to the issue and any applicable ASIC Relief.

Determination of Application Price where Stapled Securities are issued

5.7 Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security but not for the Unit,

the Manager must determine what part of the application price of a Stapled Security is to represent the Application Price of a Unit for the purposes of this constitution.

Unless otherwise agreed between the Manager and:

(d) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(e) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

the application price of a Stapled Security will be allocated between the Application Price of the Unit and the application price of the Attached Securities in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Trust and each of the Stapled Entities at the end of the relevant period immediately prior to the issue bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Trust and the Stapled Entities at that time.

6 Application for Units or Options

Application form

6.1 An applicant for Units or Options must complete a form approved by the Manager and give it to the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

Application for identical number of Attached Securities

6.2 While Stapling applies, an applicant for Units, other than Units which are to be APG Held Units, must at the same time make an application for an identical number of Attached Securities.

Payment

6.3 Payment in respect of an application in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property acceptable to the Manager, if the Manager requires), must:

(a) accompany the application;

(b) be received by or made available to the Manager or the custodian within such period before or after the Manager receives the application form as the Manager determines from time to time or as the terms and conditions of the relevant Option contemplate; or

(c) comprise a reinvestment of distribution in accordance with clause 11.11.

Amount of payment

6.4 For the purposes of clause 6.3 and subject to clause 9.3:

(a) payment in respect of a Unit must be an amount equal to the Application Price; and

(b) transfer of property in respect of a Unit must have a value equal to the Application Price plus any costs associated with the transfer of the property incurred or likely to be incurred by the Manager if the Manager so requires.

Manager may reject

6.5 The Manager may reject an application in whole or in part without giving any reason for the rejection.

Minimum amounts

6.6 Subject to the Corporations Act (if relevant), the Manager may set a minimum application amount and a minimum holding for the Trust or in respect of particular Classes or circumstances, and alter or waive those amounts at any time.

Manager must reject application

6.7 While Stapling applies, the Manager must reject an application for Units, other than Units which are to be APG Held Units, if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

Issue date

6.8 Except in the case of a reinvestment of distribution in accordance with this constitution, Units which are issued are taken to be issued when:

(a) the Manager accepts the application; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager,

whichever happens later.

The Manager may hold applications without accepting them for such period as it determines.

Issue date on reinvestment

6.9 Units which are issued on a reinvestment of distribution in accordance with this constitution are taken to be issued on the day the distribution is applied in payment for the Units. The Manager may hold applications without accepting them for such period as it determines.

Uncleared funds

6.10 Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of receipt of the application.

Register

6.11 Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

Holding statements

6.12 Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Income Entitlement of Units

6.13 Without limiting clause 4.4, the Manager may in its discretion issue Units on terms that such Units:

(a) participate fully for income of the Trust in respect of the Distribution Period in which they are issued;

(b) do not entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued; or

(c) entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued which is not greater than the proportion of the income of the Trust to which a Member holding a Unit during the whole of that Distribution Period is entitled multiplied by the number of days from and including the date of allotment of those Units to the end of that Distribution Period divided by the total number of days in that Distribution Period.

Restriction on issue and redemption of Units

6.14 No Units may be issued or redeemed after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.

7 Redemption Price of Units

Redemption Price

7.1 Subject to clauses 9.4 and 28A, and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be redeemed at a Redemption Price calculated as:

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Fully Paid Units in issue + Relevant Fraction}}$$

7.2 Each of the variables in clause 7.1 must be determined:

(a) while the Trust is Liquid - as at the next Valuation Time after the Manager receives the withdrawal request; or

(b) while the Trust is not Liquid - at the time the withdrawal offer closes.

7.3 The Redemption Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Redemption Price.

7.4 For the purposes of clauses 7.2 and 8.5, the day and time of receipt of a withdrawal request is:

(a) the time of actual receipt if the request is received before the Prescribed Time on a Business Day; or

(b) the time of deemed receipt if the request is deemed to be received before the Prescribed Time on a Business Day; or

(c) the commencement of business on the next following Business Day if the request is received or is deemed to be received on a day which is not a Business Day or received on or after the Prescribed Time on a Business Day.

8 Withdrawal procedures

While Units Officially Quoted

8.1 While Units are Officially Quoted clauses 8.2 to 8.17 do not apply.

Request for withdrawal

8.2 A Member may make a withdrawal request for the redemption of some or all of their Units in any manner and on such conditions as approved by the Manager, and the Manager must give effect to that request at the time and in the manner set out in this clause 8.

8.3 A Member may not withdraw a withdrawal request unless the Manager agrees.

When Trust is Liquid

8.4 Clauses 8.5 and 8.6 apply only while the Trust is Liquid.

8.5 The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in

accordance with clause 7. The payment must be made within 30 days of receipt of the request or such longer period as allowed by clause 8.6.

8.6 If:

(a) the Manager has taken all reasonable steps to realise sufficient Assets to satisfy a withdrawal request and is unable to do so due to circumstances outside its control such as restricted or suspended trading in the market for an Asset; or

(b) the Manager does not consider that it is in the best interests of Members taken as a whole to realise sufficient Assets to satisfy a withdrawal request,

the period allowed for satisfaction of the request may be extended by the number of days during which such circumstances apply.

When Trust is not Liquid

8.7 Clauses 8.8 to 8.12 apply only while the Trust is not Liquid.

8.8 A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager under the Corporations Act and this constitution regulating offers of that kind.

8.9 If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

8.10 The Manager may make a withdrawal offer by:

(a) publishing it by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) giving a copy to the Members or Members of a Class.

However, the Manager is not at any time obliged to make a withdrawal offer.

8.11 The Manager may cancel a withdrawal offer by:

(a) publishing a notice of cancellation by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) notice in writing to the Members to whom the withdrawal offer was made.

8.12 If the Manager receives a withdrawal request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

Clauses applicable to all withdrawals

8.13 The Manager is not obliged to pay any part of the Redemption Price out of its own funds.

8.14 Subject to the Corporations Act (if relevant), the Manager need not give effect to a withdrawal request in respect of Units having an aggregate Redemption Price of less than the minimum application

amount or such other amounts as determined by the Manager from time to time unless the withdrawal request relates to the balance of the Member's holding.

8.15 Subject to the Corporations Act (if relevant), if compliance with a withdrawal request would result in the Member holding Units with an aggregate Redemption Price which is less than the then current minimum holding amount, the Manager may treat the withdrawal request as relating to the balance of the Member's holding.

8.16 If a Member holds Units with an aggregate Redemption Price less than the then current minimum holding amount, the Manager may redeem that Member's holding without a withdrawal request.

8.17 If the Manager increases the minimum holding amount, the Manager may after giving 30 days' notice to a Member who holds Units with an aggregate Redemption Price less than the then current minimum holding amount redeem that Member's holding without the need for a withdrawal request.

Discretionary withdrawal

8.18 If the Manager is not obliged to give effect to a withdrawal request, it may in any event, redeem some or all of the Units which are the subject of the request.

Sums owed to Manager

8.19 The Manager may deduct from the proceeds of withdrawal or money paid pursuant to a withdrawal offer any money due to it by the Member.

Transfer of Assets

8.20 The Manager may transfer Assets to a Member rather than pay cash in satisfaction of all or part of a withdrawal request, pursuant to a withdrawal offer or in payment of a distribution. These Assets, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the withdrawal request, withdrawal offer or distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, some or all of the costs involved in transfer of these Assets must be paid by the Member or deducted from the amount due to the Member.

Buy-back of Units

8.21 While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase Units and cause the Units to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust on the same basis as set out in clause 5.7 for the Application Price of Units.

Redemption while Stapling applies

8.22 While Stapling applies, except in relation to APG Held Units, the Manager may not redeem a Unit unless each Stapled Entity also redeems or buys back and cancels the corresponding Attached Securities or the Attached Securities are unstapled from the Unit to be redeemed.

9 Partly paid Units

Partly paid Units

9.1 The Manager may determine that any Unit or Class of Units is to be partly paid. If it does so, the following provisions of this clause 9 apply.

Must also issue partly paid Attached Securities

9.2 While Stapling applies, Units may not be issued on the basis that they are Partly Paid Units unless there is a contemporaneous and corresponding issue of Attached Securities which are to be partly paid. While Stapling applies any issue of Partly Paid Units shall be upon the basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

Determination of amount and timing of instalments

9.3 The Manager may determine at any time that Units to be offered for sale or subscription are to be offered on terms that the Application Price is payable by instalments of such amounts and at such times as the Manager determines or, if the Manager so determines, by a single instalment payable at such time as the Manager determines.

Variation or waiver of terms and conditions

9.4 Subject to any applicable statutory duty requiring the Manager to treat Members of the same class equally and those of different classes fairly, where Units are offered for sale or subscription on terms and conditions determined and set out in accordance with clause 9.3, those terms and conditions may be varied or compliance therewith waived only with the consent of the Manager. The variation or waiver must not take effect during the currency of the offering document pursuant to which the Units were offered for sale or subscription.

Subscription Amount

9.5 For the purposes of clause 6.3:

(a) payment in respect of a Unit must be an amount equal to the Subscription Amount;

(b) transfer of property in respect of a Unit must have a value equal to the Subscription Amount plus any costs associated with the transfer of the property incurred by the Manager.

Redemption Price

9.6 For so long as Units are partly paid, the Uncalled Amount must be deducted from the Redemption Price calculated under clause 7.1.

Calls by Manager regarding Uncalled Amounts

9.7 If there is an Uncalled Amount in respect of a Unit, the Manager may:

(a) call on a Member to pay all or any part of the Uncalled Amount, subject to the rights, obligations and restrictions attaching to any Units or Class; and

(b) only make such a call if it also makes the same call on all other Members who hold Units of that Class which are similarly partly paid.

Notice of instalments

9.8 The Manager must give Members:

(a) if the Trust is not Listed, at least 3 Business Day's notice; or

(b) if the Trust is Listed, at least 30 Business Days' notice (but not more than 40 Business Days' notice),

of the time and date each instalment is due to be paid (the First Notice).

If the Trust is Listed:

(c) the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules); and

(d) at least 4 Business Days before the date each instalment is due to be paid, the Manager must send a second notice to all new Members and those Members whose holding has changed since the First Notice which must include any changes that have occurred in the information given in the First Notice because of a change in the holding.

Interest on instalments

9.9 If a Member does not pay an instalment by the due time and date then interest is payable on the sum due from the date payment was due to the time of payment at such rate as the Manager determines not exceeding BBSW plus 2% per annum. Interest is calculated daily and payable monthly in arrears. The Manager may waive payment of that interest in whole or part.

(a) The Manager may revoke or postpone the payment of an instalment.

(b) Subject to the Listing Rules, an instalment shall be deemed to be due on the date determined by the Manager.

(c) Subject to the Listing Rules, the non-receipt of a notice that an instalment is due by, or the accidental omission to give a notice that an instalment is due to, a Member, shall not invalidate the instalment being due.

(d) Subject to the Corporations Act and the Listing Rules, the Manager may extinguish in full or in part any liability of Members in respect of any moneys unpaid on Members' Units.

(e) Subject to the Listing Rules, any instalment which, by the terms of issue of the Unit, becomes payable on issue of the Unit or at any date fixed by or in accordance with such terms of issue shall be deemed to be an instalment which the Manager has given Members notice of in accordance with clause 9.4. In the case of non-payment, all the provisions of this constitution as to payment of interest, forfeiture or otherwise shall apply as if such notice had been given.

Failure to pay instalments

9.10 If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the day specified for payment, the Manager may, during such time as the instalment or any part of the instalment remains unpaid, serve a notice on that Member requiring payment of so much of the instalment as is unpaid, any interest owing and all reasonable expenses incurred by the Manager as a result of the non-payment. The notice must specify a further time and day (not earlier than 10 days from the date of the notice) on or by which the payment as required by the notice is to be made. The notice must also state that in the event of non payment on or by that specified time and day, the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited. If Units are Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

If requirements of any notice not complied with

9.11 If the requirements of any notice issued under clause 9.10 are not complied with:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities) may at any time after the date specified in the notice for payment of the amount required by the notice (and before payment of the instalment and any interest and expenses owing), be forfeited on the Manager so determining; and

(b) subject to the Listing Rules, the Corporations Act and this constitution, all voting rights, entitlements to the distribution of income and other rights in connection with any Partly Paid Unit and the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager.

Disposal of forfeited Units

9.12 Subject to the Listing Rules if Units are Officially Quoted, a forfeited Unit (together with the Attached Securities) may be sold or otherwise disposed of as a Fully Paid Unit (together with the Attached Securities), either:

(a) subject to any necessary relief from ASIC, at a price equal to that received from the sale of the Stapled Security in the normal course of business on the Australian Stock Exchange less the fair value as determined by the Manager for the Attached Securities; or

(b) by private treaty or public auction, if ASIC has given any necessary relief from the provisions of the Corporations Act and if the Manager complies with the conditions of that relief.

At any time before a sale or disposition the forfeiture may be cancelled upon such terms as the Manager thinks fit.

Holder of forfeited Units

9.13 The holder of Partly Paid Units and Attached Securities which have been forfeited ceases to be a Member in respect of the forfeited Units and ceases to be a member of each Stapled Entity in respect of the Attached Securities (and has no claims or demands against the Manager or the Trust in respect of the forfeited Units and the forfeited Attached Securities) but remains liable to pay to the Manager all moneys which at the date of forfeiture were payable by the former Member to the Manager in respect of the forfeited Units (including interest owing under 9.9 and expenses) but the former Member's liability ceases if and when the Manager receives payment in full of all such money and, if applicable, interest in respect of the forfeited Units.

Evidence of forfeiture

9.14 A statement signed by a duly authorised officer of the Manager that a Partly Paid Unit and the Attached Securities have been duly forfeited on a date stated therein is conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the forfeited Units and the Attached Securities.

Consideration for forfeited Units

9.15 Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to this clause 9 the Manager will receive the proceeds of sale, if any, for the forfeited Unit and forfeited relevant Attached Securities and may, as attorney of the relevant Member, execute a transfer of the forfeited Unit and the relevant Attached Securities in favour of the purchaser of the Unit and the relevant Attached Securities and the Member authorises the Manager and appoints the Manager as its attorney to do so. As soon as practicable after the transfer is executed, such person must be registered as the Member and will not be bound to see to the application of the proceeds of sale nor will their title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale of the Units. The Manager is not obliged to ensure that any part of the money which the purchaser has paid for the Unit and relevant Attached Securities is paid to the former holder of the Unit nor shall the person's title to that Unit or the Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Unit or the relevant Attached Securities.

Deductions from consideration for forfeited Units

9.16 Where forfeited Units are sold or disposed of for cash, the Manager must deduct from the amount of the consideration the amount of the instalment owing at the date of forfeiture together with interest (if any) payable thereon and a sum representing an amount which has been or will be incurred for commissions, stamp duties, transfer fees and other usual charges, if any, on the sale or disposal of the Unit and any expenses associated with the forfeiture or any proceedings brought

against the Member to recover the instalment or part thereof owing. The Manager may retain the amounts so deducted, but the balance remaining must be paid to the Member whose Units were forfeited.

Joint holders

9.17 Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

Rights and obligations attaching to a Partly Paid Unit are proportionate

9.18 Subject to this constitution, the rights and obligations attaching to a Partly Paid Unit will be in proportion to the extent to which that Unit is paid up.

10 Valuation of assets

Periodic valuations

10.1 The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.

10.2 The Manager may determine Net Asset Value at any time, including more than once on each day.

10.3 The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.

10.4 Where the Manager values an Asset at other than its market value, or where there is no market value, the valuation methods and policies applied by the Manager must be capable of resulting in a calculation of the Application Price or Redemption Price that is independently verifiable.

11 Income and distributions to Members

Determination of income and reserves

11.1 The Manager is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

Distribution of income

11.2 For each Distribution Period the Manager must calculate and distribute each Member's Distribution Entitlement.

Distribution Entitlement

11.3 (a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

$$DA = OI + C$$

Where:

DA is the Distributable Amount.

OI is Operating Income.

C is any additional amount (including capital) that the Manager has determined is distributable.

(b) Subject to the terms of issue for any class of Units, each Member's Distribution Entitlement is to be determined in accordance with the following formula:

$$DE = DA \times \frac{UH}{UI}$$

where:

DE is the Distribution Entitlement

DA is the Distributable Amount

UH is the aggregate of the Paid-up Proportion of each relevant unit holding of the Member at the close of business on the Distribution Calculation Date

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

Distribution of Distribution Entitlement

11.4 (a) The Manager must pay to each Member its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Member on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.

(c) The Manager must retain from each Member's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Manager determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Manager may retain from the amounts to be distributed to a Member an amount in or towards satisfaction of any amount payable by the Member to the Manager under this constitution or are required to be deducted by law.

Separate accounts

11.5 For any category or source of income the Manager may keep separate accounts and allocate the income from any category or source to any Member.

Reinvestment

11.6 The Manager may decide whether to permit or require the Members to reinvest some or all of any distribution to acquire Units.

11.7 If the Manager decides to permit or require reinvestment, it must notify Members of the procedure for reinvestment and any change in the procedure.

11.8 If reinvestment applies, the Manager is deemed to have received an application to reinvest the distribution after the deduction of any Tax which the Manager is required to deduct on the day upon which the distribution is paid.

Acquisition of identical number of Attached Securities

11.9 While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment.

Application Price while listed if reinvestment applies

11.10 If reinvestment applies, while the Units in the Trust are Listed the aggregate of the Application Price for each additional Unit and the application price for the Attached Securities upon reinvestment is the average of the daily volume weighted average of all sales of Stapled Securities traded on the ASX on each of the first 5 Trading Days following the end of the period to which the distribution relates (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Security as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine. The allocation of the application price for a Stapled Security between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 5.7. If the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction will be held for future reinvestment in the Trust and the Stapled Entities at the next time that reinvestment is to occur, in such proportions as the Manager and the Stapled Entities may determine on behalf of the relevant Stapled Security Holder. If Stapling ceases to apply the Application Price for each Unit is to be calculated in the manner above but based on the sale price of the Units.

Money held for future reinvestment

11.11 Whenever under this constitution or by law money is held on behalf of a Member for future reinvestment the money so held may in the discretion of the Manager be aggregated and on each occasion on which the aggregated amount reaches the Application Price of a Unit and the application price of each Attached Security be applied in the subscription for a new Unit and new Attached Securities for issue to the Member.

Units issued on reinvestment

11.12 Units issued under clauses 11.6 to 11.10 inclusive are to participate fully for income in respect of the Distribution Period in which they are issued.

Position on transfer of Units

11.13 A person registered as a Member on a Distribution Calculation Date is to receive the Income Distribution for the distribution period notwithstanding a transfer or transmission of Units after the Distribution Calculation Date.

Position on transfer of Assets

11.14 The Manager may effect a distribution to Members by transferring Assets to all Members rather than paying in cash or issuing additional Units. If the Manager wishes to do so, it must effect the distribution to all Members in the same way. The Assets transferred to each Member must be of the same type, have the same rights and be fully paid. The Assets transferred may comprise solely a beneficial interest in tangible or intangible property. In each case, where Assets other than cash are to be transferred to Members (or a nominee on behalf of a Member), each Member authorises the Manager:

(a) to act as their agent to agree to obtain the Assets; and

(b) where the Assets comprise shares or an interest in shares or interests in a company or managed investment scheme, to agree to become a member of that company or managed investment scheme.

The Assets transferred, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, the costs involved in transfer of those Assets must be paid by the Member or deducted from the distribution due to the Member.

Classes

11.15 The rights of a Member under this clause 11 are subject to the rights, obligations and restrictions attaching to any particular Unit or the Class of Units which they hold.

Deductions from distributable income

11.16 The Manager may deduct from any distributable income or other distribution payable to a Member any sums of money presently payable by the Member to the Manager on account of an instalment due in respect of Units or otherwise.

Change in Tax Act

11.17 Notwithstanding clauses 11.3 and 11.4, if in any Financial Year the Manager in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Manager has complete discretion as to how much, if any, of:

(i) the Distributable Amount for that Financial Year; or

(ii) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

is to be distributed to Members on the Distribution Date.

(b) Each Member's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 11.17(a)) is to be determined in accordance with clause 11.3(b).

(c) The Manager must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 11.17(b)) to the persons who are Members on the record date for that Distribution Period.

12 Payments

Manner of payment to Members

12.1 Money payable by the Manager to a Member may be paid in any manner the Manager decides.

Unpresented cheques

12.2 Cheques issued by the Manager that are not presented within 6 months may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be held by the Manager for the Member or paid by the Manager in accordance with the legislation relating to unclaimed money unless the Manager in its discretion decides to reinvest the money in Units and, while Stapling applies, Attached Securities in which case clauses 11.6 to 11.10 will apply.

Unsuccessful transfers

12.3 Where the Manager attempts to make a payment to a Member by electronic transfer of funds or any other means and is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed moneys.

Fractions of cents

12.4 Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

Joint Members

12.5 A payment to any one of joint Members discharges the Manager in respect of the payment.

Tax and amounts owing

12.6 The Manager may deduct from any amount to be paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a) any amount of Tax (or an estimate of it); or

(b) any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that payment or receipt by law or by this constitution or which the Manager considers should be deducted.

13 Powers of the Manager

General powers

13.1 Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee and

as though it were the absolute owner of the Assets and acting in its personal capacity.

Contracting powers

13.2 Without limiting clause 13.1 and subject to its obligations under the Corporations Act (as modified by any ASIC relief), the Manager in its capacity as trustee of the Trust has power to borrow or raise money (whether or not on security) and to incur all types of obligations and liabilities including guarantees including without limitation, providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of any person, whether or not that person is a member of the Australand Property Group

Investment powers

13.3 Without limiting clause 13.1, the Manager in its capacity as trustee of the Trust may invest in, partition, dispose of or otherwise deal with property and rights in its absolute discretion. Without limiting any other provision of this constitution the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by a Stapled Entity or by the responsible entity of a Stapled Entity (except Attached Securities) or any other person whether or not that person is a member of the Australand Property Group;

(b) make loans to or provide any other financial accommodation to any person whether or not that person is a member of the Australand Property Group; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

Power of delegation

13.4 The Manager may authorise any person to act as its power of attorney, agent or delegate (in the case of a joint appointment, jointly and severally) to hold any Asset or title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate.

13.5 The general power of delegation granted under clause 13.4 includes the Manager's power to appoint an agent or delegate to perform property management duties including the power to appoint in turn its own agent or delegate.

13.6 The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

13.7 The agent or delegate may be an associate of the Manager.

Exercise of discretion

13.8 The Manager may in its absolute discretion decide how and when to exercise its powers.

Underwriting

13.9 The Manager may engage any person to underwrite the subscription or purchase of Units or Options on such terms as the Manager determines. Unless the agreement between the Manager and the underwriter expressly states the contrary intention, the underwriter will not be an agent or delegate of the Manager.

Registration of the Trust

13.10 Without limiting the effect of clause 13.1, the Manager may in its capacity as trustee of the Trust apply for registration of the Trust as a registered scheme and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect registration.

Timing of Listing of the Trust

13.11 The Manager may apply for the Trust to be Listed and Units to be Officially Quoted, including as Stapled Securities, and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect a Listing.

Power to unstaple Units

13.12 If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Resolution, the Manager may at any time apply to have the Units unstapled from the other Attached Securities or the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

Power to staple additional Securities

13.13 The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

14 Retirement of Manager

Voluntary retirement

14.1 The Manager may retire as permitted by law.

Compulsory retirement

14.2 The Manager must retire when required by law.

New Manager

14.3 Any proposed replacement manager must execute a deed by which it covenants to be bound by this constitution as if it had originally been a party to it.

Release

14.4 When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.

15 Notices to Members

15.1 Subject to the Corporations Act (if relevant), a notice or other communication required under this constitution to be given to a Member must be:

(a) given in writing (which includes a facsimile) or in such other manner as the Manager determines; and

(b) delivered or sent to the Member at the Member's physical address last advised to the Manager or, if the Manager determines, to the electronic address or facsimile number last advised to the Manager.

15.2 A cheque payable to a Member or a person authorised in writing by the Member may be:

(a) posted to the Member's physical address; or

(b) handed to the Member or a person authorised in writing (including by facsimile) by the Member; or

(c) delivered to the Member in such other manner as agreed by the Manager.

15.3 In the case of joint Members, the physical address, electronic address or facsimile number of the Member means the physical address, electronic address or facsimile number of the Member first named in the Register.

15.4 Subject to the Corporations Act, a notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a facsimile is taken to be received immediately upon receipt by the transmitter of confirmation of transmission from the receiving facsimile machine. Proof of actual receipt is not required. The Manager may determine the time at which other forms of communication will be taken to be received.

16 Notices to the Manager

16.1 A notice required under this constitution to be given to the Manager must be given in writing (which includes a facsimile), or in such other manner as the Manager determines. A written notice given to the Manager must be legible.

16.2 The notice is effective only at the time of receipt unless the Manager determines another time at which a form of communication is taken to be received.

16.3 The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member unless the Manager dispenses with this requirement.

17 Meetings of Members

Convening of meetings

17.1 The Manager may at any time convene a meeting of Members or of a Class of Members, and must do so if required by the Corporations Act.

Manager may determine

17.2 Subject to this clause 17, the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

Notice

17.3 A meeting of Members or a Class of Members must be convened by notice in writing sent to every Member entitled to attend and vote. The notice of meeting need not set out the terms of any resolution.

Non-receipt

17.4 If a Member does not receive a notice (including if notice was accidentally omitted to be given to them), the meeting is not invalidated.

Quorum

17.5 The quorum for a meeting of Members is at least 2 Members present in person or by representative or proxy holding or representing the holders of at least 10% of the Units on issue unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

No quorum

17.6 If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

(b) otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

Chairman

17.7 Subject to the Corporations Act, the Manager may appoint a person to chair a meeting of Members.

17.8 The chairman of a meeting of Members:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision of the chairman on any matter relating to the conduct of the meeting is final.

Postponement or cancellation

17.9 The chairman has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chairman thinks fit.

Notice of Cancellation or postponement of meeting

17.10 Notice of cancellation or postponement of a meeting of Members must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of Members under the Corporations Act.

Contents of notice or postponement of meeting

17.11 A notice of postponement of a meeting of Members must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

Number of clear days for postponement of meeting

17.12 The number of clear days from the giving of a notice postponing the holding of a meeting of Members to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this constitution or the Corporations Act.

Business at postponed meeting

17.13 The only business that may be transacted at a meeting of Members the holding of which is postponed is the business specified in the notice convening the meeting.

Proxy, attorney or representative at postponed meeting

17.14 Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Members to be held on a specified date or at a meeting of Members to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Member appointing the proxy, attorney or representative gives to the Manager notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

Proxies and voting

17.15 The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust.

Proxies containing some of the required information

17.16 The Manager may determine that an appointment of a proxy is valid even if it contains only some of the information required under the Corporations Act.

Adjournment

17.17 The chairman of a meeting of Members may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, no vote may be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

Notice of adjourned meeting

17.18 It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

Demand for a poll

17.19 A poll may be demanded by at least 5 Members entitled to vote on the resolution, Members with at least 5% of the votes that may be cast on the resolution on a poll or by the chairman. A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Declaration of poll

17.20 Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Trust, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary

to prove the number or proportion of the votes recorded in favour of or against the resolution.

Questions decided by majority

17.21 Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

Poll

17.22 If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

Equality of votes - no casting vote for chairman

17.23 If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or representative.

Joint Unitholders' vote

17.24 If a Unit is held jointly and more than one Member votes in respect of that Unit, only the vote of the Member whose name appears first in the Register counts.

Vote of Member of unsound mind

17.25 If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a meeting of Members as if the committee, trustee or other person were the Member.

Objection to voting qualification

17.26 An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

Validity of vote in certain circumstances

17.27 A vote cast by a person as a proxy, attorney or representative is valid even if:

(a) the previous revocation of that person's authority by the death of the holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that holder,

unless a notice in writing of the revocation or transfer has been received by the Manager or by the chairman of the meeting before the vote is cast.

Resolutions binding

17.28 A Resolution by:

(a) Members binds all Members; or

(b) Members of a Class, binds all Members of that Class,

whether or not they voted or were present at the meeting.

17.29 No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

17.30 The minutes of a meeting of Members or Members of a Class signed by the chair of the meeting are conclusive evidence of the matters stated in them unless the contrary is proved.

Proxy form while Stapling applies

17.31 While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

Meetings by technology

17.32 A meeting of Members or any class of Members may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

Other attendees

17.33 While Stapling applies, the Manager, the auditor of the Trust and the representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

Joint meetings

17.34 While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

Meetings of Option holders

17.35 If any separate meeting of Option holders is required to be held the foregoing provisions of this clause 16 will apply with any necessary amendments.

18 Rights and liabilities of Manager

Holding Units

18.1 The Manager and its associates may hold Units or Options in the Trust in any capacity.

Other capacities

18.2 Subject to the Corporations Act (to the extent relevant), nothing in this constitution restricts the Manager (and its associates) from:

(a) dealing with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity where the Stapled Entity is a company or the responsible entity of a Stapled Entity where the Stapled Entity is a managed investment scheme, an associate, any Member or with any other person;

(b) being interested in any contract or transaction with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity where the Stapled Entity is a company or the responsible entity of a Stapled Entity where the Stapled Entity is a managed investment scheme, an associate, any Member or with any other person or retaining for its own benefit or for the benefit of the beneficiaries of another trust any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme,

("**Permitted Actions**") and the Manager is expressly authorised and empowered to engage in the Permitted Actions.

Manager may rely

18.3 The Manager may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

Manager's duties in relation to Stapling

18.4 Notwithstanding any other provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

19 Limitation of liability and indemnity in favour of Manager

Limitation on Manager's liability

19.1 Subject to the Corporations Act, if the Manager acts in good faith and without gross negligence it is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust.

19.2 Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust (including any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager's ability to be indemnified from the Assets.

Indemnity in favour of Manager

19.3 The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust.

19.4 To the extent permitted by the Corporations Act, the indemnity under clause 19.3 includes any liability incurred by the Manager as a result of any act or omission of a delegate or agent appointed by the Manager.

19.5 This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed as trustee of the Trust.

20 Liability of Members

Liability limited

20.1 Subject to clauses 20.3 and 20.5, the liability of a Member is limited to the amount if any which remains unpaid in relation to the Member's subscription for their Units.

20.2 A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

20.3 The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of:

(a) the Member's or former Member's action or inaction;

(b) any act or omission requested by the Member or former Member; or

(c) any other matter arising in connection with Units held by the Member or former Member.

20.4 Joint Members and former joint Members are jointly and severally liable in respect of all payments including payments of Tax or User Pays Fees to which clause 20.3 applies.

Recourse

20.5 In the absence of a separate agreement with a Member in this regard, the recourse of the Manager and any creditor is limited to the Assets. A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

Restrictions on Members

20.6 A Member:

(a) must not interfere with any rights or powers of the Manager under this constitution;

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) may not require an Asset to be transferred to the Member.

21 Remuneration and expenses of Manager

Application fee

21.1 Subject to the Corporations Act, the Manager is entitled to be paid by the applicant in respect of each application for Units in the Trust which it accepts to a fee of 2% of the application money. When calculating the number of Units to be issued, the application fee must first be deducted from the value of the application money or property.

Management Fee

21.2 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 21.5. This fee is to be payable from time to time upon demand by the Manager. The Manager may make a demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The entitlement to this fee commences from the Stapling Commencement Date and continues to the date of final distribution in accordance with clause 23.3. The Manager must produce a statement within 1 month from the end of each Quarter setting out the management fee for the Quarter and any amount remaining unpaid.

Acquisition fee

21.3 Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a fee equal to 1.5% of the acquisition price of properties acquired by the Trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust.

Waiver or deferral of fees

21.4 The Manager may accept lower fees than it is entitled to receive under this constitution, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

Expenses

21.5 All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust are payable or reimburseable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes, without limitation, expenses connected with:

(a) this constitution and the formation of the Trust;

(b) the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units and/or Stapled Securities or other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) analysis or investigations of any potential or proposed acquisition, disposal or other dealing with an investment;

(e) having the Trust credit rated;

(f) the administration or management of the Trust or its Assets and Liabilities, including expenses in connection with the Register;

(g) the admission of the Trust to the official list of ASX, the Official Quotation of Units or Stapled Securities and compliance with the Listing Rules;

(h) underwriting of any subscription or purchase of Units and/or Stapled Securities, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(i) convening and holding meetings of Members, the implementation of any Resolutions and communications with Members and attending any meetings of Stapled Entities;

(j) Tax (including any amount charged by a supplier of goods or services or both to the Manager by way or as a reimbursement for GST);

(k) financial institution fees;

(l) the engagement of agents, valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

(m) preparation and audit of the taxation returns and accounts of the Trust;

(n) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(o) any court proceedings, arbitration or other dispute including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 21.5(o) must be repaid;

(p) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to or insurance premiums in respect of compliance committee members;

(q) while there is no compliance committee and the Trust is a Registered Scheme, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(r) the preparation, implementation, amendment and audit of the compliance plan; and

(s) complying with any law, and any request or requirement of the ASIC.

In this clause 21.5, the term "expenses" includes:

(i) internal expenses of the Manager incurred in connection with the matters referred to in this clause 21.5 including costs of appointing and maintaining staff in connection with those matters); and

(ii) amounts paid by the Manager to related bodies corporate for services provided to the Manager in connection with the Trust where the expenses referable to such service would have been reimburseable under this clause 21.5 had they been incurred by the Manager.

GST

21.6 The User Pays Fees and the fees payable to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this deed (including, without limitation, the supply of any goods, services, rights, benefits or things), then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

Sums owed to the Manager

21.7 The Manager may redeem some or all of the Units held by a Member to satisfy any amount of money due to it by the Member.

22 Duration of the Trust

Initial settlement

22.1 The Trust commences when the Manager's nominee subscribes $100 for Units in the Trust. The Manager's nominee must be issued with 100 Units in return for that payment.

Termination

22.2 The Trust terminates on the earliest of:

(a) [deleted];

(b) the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(c) the date on which the Trust terminates in accordance with another provision of this constitution or by law.

22.3 Notwithstanding clause 22.2 of this constitution, if at any time legislation is enacted the result of which is that the Manager is liable to pay any income tax or capital gains tax (other than withholding tax or tax of a similar nature) on the income of the Trust other than income not distributed to Members, the Manager may summon a meeting of the Members to consider winding up the Trust and if by special resolution the meeting so decides, the Trust shall be wound up.

23 Procedure on termination

Realisation of Assets

23.1 Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

Audit of winding up

23.2 If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

Distribution following termination

23.3 The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated), meeting the expenses (including anticipated expenses) of the termination and satisfying Income Distributions, must be distributed, subject to the rights, obligations and restrictions attaching to any particular Units or Classes pro rata to Members according to the number of Units they hold. For the purposes of this clause 23.3, a Partly Paid Unit must be treated as a fraction of a Unit of which the numerator is the amount paid-up in respect of the Unit and of which the denominator is the total Application Price for that Unit, rounded on such basis as the Manager determines.

The Manager may distribute proceeds of realisation in instalments.

23.4 Subject to the Corporations Act (if relevant), the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 23.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

24 Amendments to this constitution

Manager may amend

24.1 Subject to the Corporations Act (if relevant), the Manager may by deed amend this constitution. Except for any period whilst this Trust is a Registered Scheme, amendment may only be made with the consent of the Members.

Statutory requirements

24.2 If the Corporations Act or any ASIC Relief requires that this constitution contain certain provisions, then those provisions:

(a) are deemed to be incorporated into this constitution at all times at which, and to the extent to which, they are required to be included; and

(b) prevail over any other provisions of this constitution to the extent of any inconsistency.

Listing Rules

24.3 While the Units are Officially Quoted:

(a) notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

(e) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision; and

(f) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

24.4 In accordance with ASIC class order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 24.3 is not a modification of, or the repeal and replacement of, the constitution for the purposes of sub-sections 601GC(1) and (2) of the Corporations Act.

25 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.

26 Complaints

If and for so long as the Corporations Act (if relevant) or ASIC policy requires, if a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant as soon as practicable and in any event not more than 90 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

27 Small holdings

Divestment Notice

27.1 If the Manager determines that a Member is a Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Units making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this article after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS Holding initiate a Holding Adjustment to move those Units from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Units, the Divestment Notice must comply with the SCH Business Rules.

Relevant Period

27.2 The Relevant Period must be at least seven days from the date the Divestment Notice was given.

Company can sell Relevant Units

27.3 At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager the Relevant Units of a Member who is a Small Holder.

No obligation to sell

27.4 The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 27 but unless the Relevant Units are sold within 6 weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to

those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

Company as Member's attorney

27.5 To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Units from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

Conclusive evidence

27.6 A statement in writing by or on behalf of the Manager under this clause 27 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 27 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

Registering the purchaser

27.7 The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 27.

Payment of proceeds

27.8 Subject to clause 27.9, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any

money under this clause is at the risk of the Member to whom it is sent.

Costs

27.9 The Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

Remedy limited to damages

27.10 The remedy of a Member to whom this clause applies, in respect of the sale of the Relevant Units of that Member is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person.

Dividends and voting suspended

27.11 Unless the Manager determines otherwise, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a Small Holder. Any distributions that would, but for this clause 27.11, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

12 month limit

27.12 If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 27.13).

Effect of takeover bid

27.13 From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder, despite clause 27.12 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

While Stapling applies

27.14 While Stapling applies, no redemption or sale under this clause 27 may occur unless, at the same time as Units are redeemed or sold, an identical number of Attached Securities are also redeemed or sold.

28 Stapling

Paramountcy of Stapling provisions

28.1 Subject to clauses 24.2 and 24.3, the provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

Maintenance of Listing and Consistency with Constitutions of the Stapled Entities

28.2 The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling - general information

28.3 The Units (other than APG Held Units) are intended to be stapled to the Attached Securities in the ratio of one Unit to one of each category of the Attached Securities as from the Stapling Commencement Date. The intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one security. If further Attached Securities are from time to time Stapled to the Units, or if Attached Securities are unstapled from the Units, the intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one Security. This clause 28.3 does not prevent the Stapled Company, the APT Manager or any of their controlled entities or nominees from holding Units which are not subject to Stapling.

28A Restructure

Implementation of Proposal

28A.1 At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

Express powers of Manager

28A.2 Without limiting clause 28A.1 but subject to clause 28A.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date, to subdivide all the Units in the ratio of each pre-conversion Unit being converted into the Subdivision Number of post-conversion Units and, if as a result of that conversion, the number of post-conversion Units held by a Member is not a whole number, then that Member must be registered in respect of the whole number of post-conversion Units above the number which that Member would otherwise hold;

(b) on receipt of:

(i) a subscription form from either the APT Manager or the Stapled Company on behalf of each APG Securityholder for the allotment and issue of one post-conversion Unit for each APG Stapled Security held by that APG Securityholder on the Stapling Record Date at the Unit Price for each Unit;

(ii) together with a cheque for the total application money for the Units referred to in sub-paragraph (i),

to issue to each APG Securityholder the number of post-conversion Units requested in the application under sub-paragraph (i) and record the issue of those Units in the Register;

(c) after Registration of the issues of Units referred to in paragraph (b):

(i) execute as agent and attorney for each Relevant Member a request to redeem all Redemption Units held by each Relevant Member in accordance with the Implementation Deed; and

(ii) record the redemption of the Redemption Units in the Register and pay the Redemption Proceeds to each Relevant Member in accordance with the Implementation Deed;

(d) to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units and Attached Securities; and

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Appointment as agent and attorney for Members

28A.3 At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

28A.4 Without limiting clause 28A.3, the Manager is irrevocably appointed as the agent and attorney of each Member to execute a redemption request (which may be a master redemption request) in respect of the Redemption Units.

28A.5 The Manager is authorised to execute the documents and do all things under clauses 28A.2 and 28A.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Relevant Member's entitlements on redemption

28A.6 Despite any other provision of this constitution, upon redemption of each Relevant Member's Redemption Units pursuant to this clause 28A.6, each Relevant Member will receive in full and final settlement of all rights and entitlements to capital or income of the Trust only the Redemption Proceeds for such redemption, and without limitation, no Relevant Member will be entitled to any other or further consideration consequent upon such redemption, or any other payments or distributions of capital or income from the Trust with respect to any period.

Manager's limitation of liability

28A.7 Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 28A in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options

28A.8 The Manager must issue Units on exercise of an APG Option in accordance with the Implementation Deed. The Application Price of a Unit issued under this clause 28A.8 is 8.50% of the exercise price of the APG Option at the date of exercise of that APG Option.

Definitions

28A.9 In this clause 28A, the following words and expressions have these meanings unless the contrary intention clearly appears:

APG Option means an option granted to a director or employee of the Stapled Company, by the Stapled Company to acquire a Stapled Share and by the APT Manager to acquire an APT Unit.

APG Securityholder means the holder of an APG Stapled Security.

APG Stapled Security means a share in the Stapled Company and a unit in APT which are Stapled.

AWPT5 Manager means Australand Wholesale Investments Limited (ABN 12 086 673 092) in its capacity as responsible entity of AWPT5.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT5 Manager, the APT Manager and the Stapled Company dated 27 July 2005, as amended.

Proposal means the transactions contemplated and described in the Implementation Deed.

Redemption Price means the following amount (rounded to five decimal places):

$$RP = \frac{\$1.17100 + (\$0.00045 \times X)}{SN}$$

Where:

RP = Redemption Price

X = the number of days from and including 1 October 2005 to but excluding the date of despatch of cheques in

payment for the redemption of the Units under this clause 28A

SN = the Subdivision Number

Redemption Proceeds in respect of a Relevant Member, means the number of Redemption Units held by the Relevant Member multiplied by the Redemption Price, with the total amount rounded down to the nearest whole cent.

Redemption Units means all post-conversion Units held by Relevant Members on issue at 5.00 pm (Sydney time) on the Stapling Record Date.

Relevant Member means a Member, excluding those issued Units under this clause 28A and those holding APG Held Units, listed on the Register as the holder of a Unit at 5.00 pm (Sydney time) on the Stapling Record Date and includes persons jointly listed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth ASX Business Day following the Effective Date or such other time agreed before that date between the Manager, the APT Manager, the AWPT4 Manager and the Stapled Company and permitted by ASX.

Subdivision Number means the number determined as follows (rounded to four decimal places):

$$SN = \frac{Z}{X - Y}$$

Where:

SN = Subdivision Number

X = Number of Units on issue on the Stapling Record Date

Y = Number of APG Held Units on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

Unit Price means $0.14746.

29 Interpretation

Definitions

29.1 In this constitution these words and phrases have the following meaning unless the contrary intention appears:

APG Held Units: Units held by or on behalf of the Stapled Company, the APT Manager or any of their controlled entities.

Application Price: the Unit price calculated in accordance with clause 5.

APT: Australand Property Trust (ARSN 90 105 462 137).

APT Manager: Australand Property Limited (ABN 90 105 462 137) in its capacity as responsible entity of APT.

APT Units: units in APT.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Relief: a declaration or exemption from the provisions of the Corporations Act granted by ASIC.

ASSETS: Australand Subordinated Step-up Exchangeable Trust Securities, being units in Australand ASSETS Trust.

Assets: all the property, rights and income of the Trust.

ASX: Australian Stock Exchange Limited.

ASX Business Day: a business day as defined in the Listing Rules.

Attached Securities: means an APT Unit, a Stapled Share and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Australand ASSETS Trust: Australand ASSETS Trust (ARSN 115 338 513).

Australand Property Group: collectively, the Trust, each Stapled Entity and each of their respective Subsidiaries, and "Group Member" means any one or more of them.

BBSW for a period:

(a) the rate determined by the Manager to be the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10.30am Sydney time on the first day of that period on the Reuters screen BBSW page for a term of one month after eliminating one of the highest and one of the lowest of those rates; or

(b) if for any reason there are no rates displayed for a term then BBSW will be the rate determined by the Manager to be the average of the buying rates quoted to the Manager by 3 Australian banks selected by the Manager at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to one month.

Business Day:

(a) a day other than a Saturday or a Sunday on which banks are open for general banking business in Sydney; and

(b) any other day specified by the Manager to be or not to be a business day for the purposes of this definition.

CHESS System: a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Corporations Act) in accordance with the SCH Business Rules.

Class: a class of Units.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Compliance Plan: the compliance plan of the Trust.

Corporations Act: Corporations Act 2001 (Cwlth).

Distributable Amount: has the meaning given in clause 11.3.

Distribution Calculation Date: the last day of each Financial Year and such other days as the Manager designates.

Distribution Date: the date that a distribution under clause 11 must be made.

Distribution Entitlement: has the meaning given in clause 11.3.

Distribution Period:

(a) for the first distribution period, the period from the establishment of the Trust to the next Distribution Calculation Date;

(b) for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Divestment Notice: a notice given under clause 27.1 to a Small Holder.

Exchange: the redemption of ASSETS by the responsible entity of Australand ASSETS Trust and the issue of Stapled Securities in their place.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next 30 June;

(b) for the last financial year, the period from 1 July before the date the Trust terminates to the date of distribution on winding up of the Trust;

(c) for the period from 1 July 2005 to 31 December 2005, that period; and

(d) in all other circumstances, the 12 month period ending on 30 June in each year.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of ASX whether or not quotation of the Units is deferred, suspended or subjected to a trading halt.

Listing has a corresponding meaning.

Listing Rules: the listing rules of ASX as amended, varied or waived (whether in respect of the Trust or generally) from time to time.

Manager: the company which is registered with the ASIC as the single responsible entity for the Trust.

Market Day: a trading day as defined in the Listing Rules.

Market Price: other than on Exchange, Market Price of a Security on a particular day:

(a) the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 15 Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if:

(i) Securities have not been Officially Quoted for at least 15 consecutive Trading Days before the relevant day; or

(ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

However, if the Manager believes that the calculation under paragraph (a) or (b) does not provide a fair reflection of the market price, the Market Price will be an amount calculated in a manner which complies with the Corporations Act, as set out in the offer document for the Securities and which in the opinion of an Approved Valuer will approximate the fair market price of the Security.

On Exchange, Market Price is the VWAP calculated in respect of a period of 20 Market Days immediately preceding but not including the Realisation Date.

Market Value in relation to a Unit:

(a) while Units form part of Stapled Securities, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Units.

Member: the person Registered as the holder of a Unit (including persons jointly Registered).

Net Asset Value: the value of the Assets calculated in accordance with clause 10 less the Liabilities.

Official List: the official list of ASX.

Officially Quoted: quotation on the Official List and includes the situation where any such quotation is suspended for a continuous period not exceeding 60 days.

Operating Income: the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Manager; and

(e) any other amount that the Manager considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust.

Option: an option to subscribe for a Unit.

Option Holder: a person registered as the holder of an Option (including persons registered jointly).

Partly Paid Unit: a Unit in respect of which the full Application Price has not been paid.

Prescribed Time: 2.00 pm Sydney time, or such other time or times as the Manager determines.

Quarter: a period of 3 calendar months ending on 31 March, 30 June, 30 September and 31 December in each year, or that part of such a period occurring at the commencement or termination of the Trust.

Ratings Agency: any internationally recognised ratings agency as determined by the Manager.

Realisation Date: the date of Exchange.

Redemption Price: the Unit price calculated in accordance with clause 7.

Register: the register of Members kept by the Manager.

Registered: recorded in the Register.

Registered Scheme: has the meaning given in the Corporations Act

Registration: recording in the Register.

Relevant Fraction: in respect of all Partly Paid Units, the sum of the amounts calculated by dividing the amount paid up in respect of each Partly Paid Unit by the total Application Price of that Unit.

Resolution:

(a) a resolution passed at a meeting of Members (or at a meeting of a Class of Members) in the Trust:

  (i) on a show of hands, by the required majority of Members in the Trust (or in the Class) present in person or by proxy and voting on the show of hands; or

  (ii) on a poll, by the required majority of votes cast by Members in the Trust (or in the Class) present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust (or in the Class).

Restriction Agreement: means a restriction agreement within the meaning and for the purposes of the Listing Rules.

Restricted Securities: has the same meaning as in the Listing Rules.

SCH Business Rules: has the meaning given by the Corporations Act.

SEATS: has the same meaning as in the SCH Business Rules.

Security: means while the Units are Stapled, a Stapled Security, and while the Units are not Stapled, a Unit.

Stapled: means the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: means Australand Holdings Limited (ACN 008 443 696).

Stapled Entity: means APT, the Stapled Company and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: means a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: means the Member under this constitution and the holder of Attached Securities.

Stapled Share: means an ordinary share in the Stapled Company.

Stapling: means the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: means the date upon which Stapling of the Units to Attached Securities is to commence as determined by the Manager.

Subscription Amount: in respect of an application for a Unit, the Application Price less the Uncalled Amount.

Subsidiary Entities: each trust or company which is wholly owned and controlled by the Trust or by an entity the securities in which are stapled to Units in the Trust.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or an amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act, as appropriate.

Trading Day: those Business Days on which buying and selling occurs through SEATS.

Transaction Costs:

(a) when calculating the Application Price of a Unit, an allowance for the total cost of acquiring the Assets; and

(b) when calculating the Redemption Price of a Unit, an allowance for the total cost of selling the Assets;

provided that subject to the Corporations Act (if relevant) the Manager may in connection with any particular application or request for redemption of Units deem these costs to be a lesser sum or zero.

Trust: the trust constituted under or governed by this constitution.

Uncalled Amount: in respect of a Unit, the amount of the Application Price which has not been paid or called under this constitution.

Underwriting Liabilities: any amount which the Manager is or may become liable to pay to an underwriter or any other person in respect of arising out of any underwriting agreement for Units, including underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for gross negligence, fraud, or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement.

Unit: subject to any rights, obligations and restrictions attaching to any particular Unit or Class, an undivided share in the beneficial interest in the Trust as provided in this constitution.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b) any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Valuer: an independent qualified valuer appointed by the Manager.

VWAP: the average of the daily volume weighted average sale price per Stapled Security sold on ASX during the relevant period, but does not include any transaction defined in the ASX Market Rules as a "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings or any overseas trades or trades pursuant to the exercise of options over Stapled Securities.

For the purposes of calculating VWAP, if, on some or all of the Market Days in the relevant period, Stapled Securities have been quoted on ASX as cum any distribution or entitlement but Stapled Securities will be issued ex such distribution or entitlement, then the VWAP on the Market Days on which those Stapled Securities have been quoted cum distribution or entitlement shall be reduced by an amount equal to:

(a) in the case of a distribution, the amount of that distribution including, if the distribution is franked, the amount that would be included in the assessable income of the recipient of the

distribution who is both a resident of Australia and a natural person under the *Income Tax Assessment Act 1936* (Cwlth) (or the *Income Tax Assessment Act 1997* (Cwlth), as the case may be (as consolidated, amended, re-enacted or replaced) or any other Act setting the rate of income tax payable and any regulation promulgated under it);

(b) in the case of an entitlement which is traded on ASX on any of those Market Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Market Days on which those entitlements were traded; or

(c) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the responsible entity of the Australand ASSETS Trust. Any such determination must be verified by an independent valuer.

Conversely, where on some or all of the Market Days in the relevant period, Stapled Securities have been quoted on ASX as ex any distribution or entitlement but Stapled Securities will be issued cum such distribution or entitlement, then the VWAP on the Market Days on which those Stapled Securities have been quoted ex distribution or entitlement shall be increased in accordance with (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Market Days during that period Stapled Securities were subject to a trading halt or suspended, the period shall be extended by the number of Market Days on which Stapled Securities were not able to be traded or were suspended.

Where Stapled Securities are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the period over which the VWAP is calculated, the VWAP will be adjusted by the responsible entity of the Australand ASSETS Trust as it considers appropriate and these provisions will be construed accordingly. Any such adjustment must be approved by an independent firm of accountants.

Interpretation

29.2 Unless the contrary intention appears, in this constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes insert, delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) a reference to an accounting term is to be interpreted in accordance with accounting standards under the Corporations Act and, if not inconsistent with those accounting standards, generally accepted principles and practices in Australia consistently applied by a body corporate or as between bodies corporate and over time;

(h) the cover page, contents, headings, footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution; and

(i) a reference to a year (other than a Financial Year), quarter or month means a calendar year, calendar quarter or calendar month respectively.

Other documents

29.3 A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

Constitution legally binding

29.4 This constitution binds the Manager, Australand and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

Governing law

29.5 This constitution is governed by the law of New South Wales.

Other obligations excluded

29.6 Except as required by the Corporations Act all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

EXECUTED as a deed

Schedule 1 When Trust is not a Registered Scheme

The following provisions operate when the Trust is not a Registered Scheme:

7 Redemption price of Units

Replacement clause 7.2 applies as follows:

7.2 Each of the variables in clause 7.1 must be determined at the next Valuation Time after the Manager receives a withdrawal request.

8 Withdrawal procedures

Clause 8.4 does not apply

Replacement clause 8.5 applies as follows:

8.5 The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 7. The payment must be made within a reasonable period.

Clauses 8.7 to 8.12 do not apply

13 Powers of the Manager

New clause 13.14 applies as follows:

Day-to-day control

13.14 The Manager must act in accordance with the directions given from time to time by the sole Member (if there is only one Member) or jointly by all Members so as to allow the sole Member or the Members acting together to have day-to-day control over the operations of the Trust. The Manager may seek directions from the sole Member or the Members on any matter.

14 Retirement of the Manager

Replacement clause 14.1 applies as follows:

14.1 The Manager may retire on 3 months' notice to Members (or such shorter period as they agree). On retirement, the Manager may appoint in writing another person to be the Manager.

17 Meetings of Members

A new clause 17.3A applies as follows:

Notice Period

17.3A At least 10 days' notice of a meeting must be given to Members or a Class of Member or such shorter notice as they agree.

A new clause 17.4A applies as follows:

Quorum

17.4A The quorum for a meeting of Members is at least 2 Members present in person or by proxy together holding at least 10% of all Units, unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

A new clause 17.9A to 17.9E applies as follows:

Voting

17.9A Voting is by a show of hands, unless a poll is duly demanded or the Resolution proposed is required by this deed or by law to be decided by a percentage of all Units.

17.9B Subject to the rights, obligations and restrictions attaching to any particular Units or Class, each Member which is present in person or by proxy has:

(a) on a show of hands, one vote; and

(b) on a poll, for each fully paid Unit held, one vote for each dollar of the value of the total Units held in the Trust and for each Partly Paid Unit held, a pro rata fraction of a vote equal to the proportion which the amount paid-up bears to the total fully paid dollar value of Units held rounded to the nearest 2 decimal places or such other number as the Manager determines prior to the meeting.

For the purposes of this clause 17.9B, the value of a Unit in the Trust is the amount the Manager determines to be the price a willing but not anxious buyer would pay for the Unit if it was sold on the Business Day immediately before the day on which the poll is taken.

In the case of joint Members, only the first named in the Register may vote unless the Manager otherwise agrees. In the case of an equality of votes the chair has a casting vote.

Poll

17.9C A poll may be demanded before or on declaration of the result of a show of hands by either:

(a) the chair; or

(b) at least 2 Members present in person or by proxy holding itself or between it and other Members demanding the poll at least 10% of Units.

Proxies

17.9D A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act. A proxy delivered by facsimile is valid unless proved not to be genuine. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives

17.9E A body corporate may be represented at a meeting by a person appointed in the manner provided in the Corporations Act. The Manager may accept a certificate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

24 Amendments to the Constitution

The following sentence is inserted at the end of clause 24.1:

The Manager may only amend the Constitution with the written consent of all Members.

25 Compliance Committee

Clause 25 does not apply.

26 Complaints

Clause 26 does not apply.

28 Interpretation

The definition of Manager is replaced with the following definition:

Manager means the trustee of the Trust, and the first trustee is Australand Industrial No. 56 Pty Limited.

Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX ANNOUNCEMENT

21 April 2006

AUSTRALAND PROPERTY TRUST NO.5 CONSOLIDATED CONSTITUTION

Attached is a copy of the consolidated Constitution for Australand Property Trust No.5 including all amendments up to and including the amendments in the Supplemental Deed Poll as approved by members on 20 April 2006.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Consolidated Constitution of Australand Property Trust No 5 (ARSN 108 254 771)

Dated 19 October 2003

Australand Investments Limited (ABN 12 086 673 092) ("Manager")


AUSTRALAND

This document is a consolidated copy of the Constitution dated 19 October 2003 for Australand Property Trust No. 5 (ARSN 108 254 771) ("**Original Constitution**") including all amendments up to and including the amendments in the Supplemental Deed Poll dated 20 April 2006. The Trust was registered by ASIC on 11 March 2004.

This is not a legally binding document. Reference should be made to the Original Constitution and each amending deed for the operative provisions. Section headings, indices and the provisions in square brackets do not form part of the text.

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
Ref: JLC:SDS

Property Trust No 5 (ARSN 108 254 771)
Contents





Details

Interpretation – definitions are at the end of the General terms

Manager	Name	**Australand Investments Limited**
	ABN	12 086 673 092
Trust Name	Australand Property Trust No 5	
Governing law	New South Wales	
Date of deed	19 October 2003	

Property Trust No 5 (ARSN 108 254 771)

This deed poll is declared by Australand Wholesale Holdings Limited to be the constitution of the Australand Property Trust No 5.

General terms

1 Name of Trust

1.1 Name

The Trust is called the Australand Property Trust No 5 or by such other name as the Manager determines from time to time.[1]

1.2 If Manager retires

If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2 Registered Scheme

While the Trust is not a Registered Scheme this constitution is to be read subject to Schedule 1.

3 Assets held on trust

3.1 Assets held on trust

The Manager must hold the Assets on trust for Members.[2]

3.2 Assets vest in Manager

The Assets vest in the Manager, but must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme if and to the extent that the Corporations Act so requires.[3]

4 Units and Options

4.1 Beneficial interest divided into Units

The beneficial interest in the Trust is divided into Units.

---

1 See Corporations Regulation 5C.1.02

2 See section 601FC(2) of the Corporations Act

3 See section 601FC(1)(i)

4.2 Units confer equal undivided interest

Subject to any rights, obligations and restrictions attaching to any particular Units or Class, each Fully Paid Unit confers an equal undivided interest and, unless this constitution states otherwise, a Partly Paid Unit confers an interest of the same nature which is proportionate according to the amount paid up on the Unit.

4.3 Interest in Assets

A Unit confers an interest in the Assets as a whole, subject to the Liabilities. A Unit does not confer an interest in a particular Asset.

4.4 Stapling provisions

The provisions of this constitution relating to Stapling take effect on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling.

4.5 Creation of Options

The Manager may create and issue Options on such terms and conditions as the Manager determines. Options may be issued with Units or separately.

4.6 Issue of Options

Subject to this constitution, the Corporations Act (and the conditions of any applicable ASIC relief from it) and, if relevant, the Listing Rules, the Manager may determine that Options will be issued:

(a) for consideration or no consideration;

(b) on the basis that the exercise price for a Unit to be issued on exercise of the Option is the price determined by the Manager, provided that the exercise price is less than the price that would otherwise apply under this constitution by a percentage not exceeding 50%; and

(c) conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise on terms and conditions and with such entitlements as determined by the Manager. The terms of issue of the Option may allow the Manager to buy back the Options.

4.7 Offers of Options

Subject to the Listing Rules and the Corporations Act (and the conditions of any applicable ASIC relief from it), if the Manager is making an offer of Options to Members which is otherwise in proportion to their existing holdings of Units, the Manager is not required to offer Options under this clause to persons whose address on the Register is in a place other than Australia and New Zealand.

4.8 Exercise of Options

(a) On exercise of an Option, the holder of the Option is entitled to subscribe for and be allotted such number of Units as the terms and conditions of issue of the Option contemplate.

(b) While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be APG Held Units, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.

4.9 Rights attaching to Units and Options

A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit or that Class of Unit. The holder of an Option holds the Option subject to the terms and conditions attaching to that Option.

4.10 No fractions of Units

Fractions of a Unit may not be issued by the Manager.

4.11 Rounding of fractions

Where any calculation performed under this constitution would otherwise result in the issue or redemption of a fraction of one Unit:

(a) the number of Units to be issued on Exchange is to be rounded down to the nearest whole unit; and

(b) the number of Units to be issued or redeemed other than on Exchange is to be rounded down or up respectively to the nearest whole Unit.

4.12 Rounding

Any excess application or other money or property which results from rounding under any provision of this constitution becomes an Asset of the Trust.

4.13 Consolidation and division of Units and Options

Subject to the Listing Rules and the Corporations Act, Units and Options may be consolidated or divided as determined by the Manager.[4]

4.14 Consolidation and division while stapling applies

While Stapling applies, Units may only be consolidated or divided if the related Attached Securities are also consolidated or divided at the same time and to the same extent.

4.15 Transfer of Units and Options if Officially Quoted

If the Units and/or Options are Officially Quoted, Units and/or Options may be transferred in any manner permitted by the CHESS System. The Manager

---

[4] If applicable, refer Listing Rules, Chapter 7 - reorganisations of capital.

may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise registration. This clause 4.15 prevails over any other provision of this constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper SCH transfer.

4.16 Form of transfer

Subject to this constitution, a Unit or Option may be transferred in any form approved by the Manager, accompanied by any evidence reasonably required by the Manager to show the right of the transferor to make the transfer and (if the Manager requires) be presented for Registration duly stamped.

4.17 Registration

A transfer is not effective until Registered.

4.18 Manager may request holding lock or refuse to register transfer

If Units or Options are Officially Quoted, and if permitted to do so by the Listing Rules, the Manager may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; or

(b) refuse to register a transfer of other Units in the Trust.

4.19 Manager must request holding lock or refuse to register transfer

The Manager must:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS Subregister; or

(b) refuse to register any transfer of other Units in the Trust;

if:

(c) the Listing Rules require the Trust to do so;

(d) registration of the transfer is prohibited by clause 4.23(b);

(e) clause 4.31(a) requires the Manager not to register the transfer; or

(f) the transfer is in breach of the Listing Rules or a Restriction Agreement.

4.20 Notice of holding locks and refusal to register transfer

If in the exercise of its rights under clause 4.18 and 4.19 the Manager requests application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must give written notice of the request to the holder of the Units, to the transferee and the broker

lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Manager.

4.21 Manager must retain instruments of transfer

The Manager must retain every instrument of transfer which is registered for such period as the Manager determines.

4.22 Return of refused transfers

If the Manager refuses to register a transfer, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

4.23 Proportional takeover offers

Notwithstanding clauses 4.15, 4.16 and 4.17, if offers are made under a proportional takeover bid for Units of the Trust in accordance with the Corporations Act:

(a) clauses 4.23 to 4.28 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution to approve the bid is passed in accordance with clauses 4.24 and 4.25; and

(c) the Manager must ensure that a resolution to approve the bid is voted on in accordance with clause 4.24 to 4.27 before the fourteenth day before the last day of the bid period.

4.24 Approval of takeover bids

The Manager may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of clause 4.26, as if it were a meeting of Members convened and conducted in accordance with this constitution and the Corporations Act with such modifications as the Manager determines the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedures:

  (i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such less period as the Manager determines the circumstances require;

  (ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not

invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Manager considers appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted in the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power of attorney certified as a true copy by statutory declaration is or are received by the Manager before close of business on the date specified in the notice of postal ballot for closing of all postal ballot at the office of the Manager or unit registry of the Trust or at such other place as specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Manager before the close of business on the date for closing of the postal ballot.

4.25 Entitlement to vote on approving resolution

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

4.26 When approving resolution passed

If the resolution is voted on in accordance with clauses 4.23 to 4.25 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is taken to have been rejected.

4.27 If approving resolution has not been voted on

If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with clauses 4.24 to 4.26.

4.28 Cessation of clauses 4.23 to 4.27

Clauses 4.23 to 4.27 cease to have effect on the day three years after the later of their adoption or last renewal.

4.29 Transfers if Units or Options not Officially Quoted

If Units or Options are not Officially Quoted, the Manager may only refuse to record any transfer in the Register if, in the opinion of the Manager:

(a) the transfer does not comply with clause 4.16;

(b) the creditworthiness of the proposed transferee suggests that the transfer would be materially prejudicial to the interests of the balance of the other Members or the Manager;

(c) the transferee is not an investor who has the financial ability and willingness to accept the risks and lack of liquidity inherent in an investment in the Trust; or

(d) there are material legal, tax or regulatory reasons which mean the transfer would be prejudicial to the balance of the other Members or the Manager.

4.30 Restricted Securities

The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any Restricted Securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the Restricted Securities. During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any distribution or voting rights in respect of the Restricted Securities.

4.31 Single instrument of transfer for Stapled Securities

While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units, except any APG Held Units, unless it is a single instrument of transfer of Stapled Securities and any provision of clauses 4.15 to 4.19 of this constitution inclusive referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 4.15 to 4.19 inclusive and clause 4.23 to a Unit will be deemed to be a reference to a Stapled Security.

4.32 Joint tenancy

Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

4.33 Death, legal disability of Member

If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) will be recognised as having any claim to Units or Options Registered in the Member's name.

4.34 Number of Units

While Stapling applies, the number of issued Units, except APG Held Units, at any time must equal the number of issued Attached Securities of each category, but disregarding any Attached Securities held by or on behalf of a Stapled Entity or a subsidiary of a Stapled Entity.

5 Partly Paid Units

5.1 Payment of Application Price by instalments

The Application Price of Units may be payable by instalments as set out in this clause 5.

5.2 Must also issue partly paid Attached Securities

While Stapling applies, Units may not be issued on the basis that they are Partly Paid Units unless there is a contemporaneous and corresponding issue of Attached Securities which are to be partly paid. While Stapling applies any issue of Partly Paid Units shall be on the basis that a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

5.3 Determination of amount and timing of instalments

The Manager may determine at any time that Units to be offered for sale or subscription are to be offered on terms that the Application Price is payable by instalments of such amounts and at such times as the Manager determines or, if the Manager so determines, by a single instalment payable at such time as the Manager determines.

5.4 Variation or waiver of terms and conditions

Subject to any applicable statutory duty requiring the Manager to treat Members of the same class equally and those of different classes fairly, where Units are offered for sale or subscription on terms and conditions determined and set out in accordance with clause 5.3, those terms and conditions may be varied or compliance therewith waived only with the consent of the Manager. The variation or waiver must not take effect during the currency of the offering document pursuant to which the Units were offered for sale or subscription.

5.5 Notice of instalments

The Manager must give Members:

(a) if the Trust is not Listed, at least 3 Business Day's notice; or

(b) if the Trust is Listed, at least 30 Business Days' notice (but not more than 40 Business Days' notice),

of the time and date each instalment is due to be paid (the "**First Notice**").

If the Trust is Listed:

(c) the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules); and

(d) at least 4 Business Days before the date each instalment is due to be paid, the Manager must send a second notice to all new Members and those Members whose holding has changed since the First Notice which must include any changes that have occurred in the information given in the First Notice because of a change in the holding.

5.6 Interest on instalments

If a Member does not pay an instalment by the due time and date then interest is payable on the sum due from the date payment was due to the time of payment at such rate as the Manager determines not exceeding BBSW plus 2% per annum. Interest is calculated daily and payable monthly in arrears. The Manager may waive payment of that interest in whole or part.

(a) The Manager may revoke or postpone the payment of an instalment.

(b) Subject to the Listing Rules, an instalment shall be deemed to be due on the date determined by the Manager.

(c) Subject to the Listing Rules, the non-receipt of a notice that an instalment is due by, or the accidental omission to give a notice that an instalment is due to, a Member, shall not invalidate the instalment being due.

(d) Subject to the Corporations Act and the Listing Rules, the Manager may extinguish in full or in part any liability of Members in respect of any moneys unpaid on Members' Units.

(e) Subject to the Listing Rules, any instalment which, by the terms of issue of the Unit, becomes payable on issue of the Unit or at any date fixed by or in accordance with such terms of issue shall be deemed to be an instalment which the Manager has given Members notice of in accordance with clause 5.5. In the case of non-payment, all the provisions of this constitution as to payment of interest, forfeiture or otherwise shall apply as if such notice had been given.

5.7 Failure to pay instalments

If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the day specified for payment, the Manager may, during such time as

the instalment or any part of the instalment remains unpaid, serve a notice on that Member requiring payment of so much of the instalment as is unpaid, any interest owing and all reasonable expenses incurred by the Manager as a result of the non-payment. The notice must specify a further time and day (not earlier than 10 days from the date of the notice) on or by which the payment as required by the notice is to be made. The notice must also state that in the event of non payment on or by that specified time and day, the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited. If Units are Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

5.8 If requirements of any notice not complied with

If the requirements of any notice issued under clause 5.5 are not complied with:

(a) any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities) may at any time after the date specified in the notice for payment of the amount required by the notice (and before payment of the instalment and any interest and expenses owing), be forfeited on the Manager so determining; and

(b) subject to the Listing Rules, the Corporations Act and this constitution, all voting rights, entitlements to the distribution of income and other rights in connection with any Partly Paid Unit and the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager.

5.9 Disposal of forfeited Units

Subject to the Listing Rules if Units are Officially Quoted, a forfeited Unit (together with the Attached Securities) may be sold or otherwise disposed of as a Fully Paid Unit (together with the Attached Securities), either:

(a) subject to any necessary relief from ASIC, at a price equal to that received from the sale of the Stapled Security in the normal course of business on the Australian Stock Exchange less the fair value as determined by the Manager for the Attached Securities; or

(b) by private treaty or public auction, if ASIC has given any necessary relief from the provisions of the Corporations Act and if the Manager complies with the conditions of that relief.

At any time before a sale or disposition the forfeiture may be cancelled upon such terms as the Manager thinks fit.

5.10 Holder of forfeited Units

The holder of Partly Paid Units and Attached Securities which have been forfeited ceases to be a Member in respect of the forfeited Units and ceases to be a member of each Stapled Entity in respect of the Attached Securities (and has no claims or demands against the Manager or the Trust in respect of the forfeited Units and the forfeited Attached Securities) but remains liable to pay

to the Manager all moneys which at the date of forfeiture were payable by the former Member to the Manager in respect of the forfeited Units (including interest owing under 5.6 and expenses) but the former Member's liability ceases if and when the Manager receives payment in full of all such money and, if applicable, interest in respect of the forfeited Units.

5.11 Evidence of forfeiture

A statement signed by a duly authorised officer of the Manager that a Partly Paid Unit and the Attached Securities have been duly forfeited on a date stated therein is conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the forfeited Units and the Attached Securities.

5.12 Consideration for forfeited Units

Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to this clause 5 the Manager may receive the consideration, if any, given for a forfeited Unit and forfeited relevant Attached Securities on the sale or disposal, and the Manager may execute a transfer of that Unit and relevant Attached Securities in favour of the person to whom the Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Unit and relevant Attached Securities and is not obliged to ensure that any part of the money which the person has paid for the Unit and relevant Attached Securities is paid to the former holder of the Unit nor shall the person's title to that Unit or the Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Unit or the relevant Attached Securities.

5.13 Deductions from consideration for forfeited Units

Where forfeited Units are sold or disposed of for cash, the Manager must deduct from the amount of the consideration the amount of the instalment owing at the date of forfeiture together with interest (if any) payable thereon and a sum representing an amount which has been or will be incurred for commissions, stamp duties, transfer fees and other usual charges, if any, on the sale or disposal of the Unit and any expenses associated with the forfeiture or any proceedings brought against the Member to recover the instalment or part thereof owing. The Manager may retain the amounts so deducted, but the balance remaining must be paid to the Member whose Units were forfeited.

5.14 Joint holders

Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

5.15 Rights and obligations attaching to a Partly Paid Unit are proportionate

Subject to the Corporations Act and the provisions of this constitution, the rights and obligations attaching to a Partly Paid Unit will be in proportion to the extent to which that Unit is paid up.

6 Classes of Units

Subject to the Corporations Act, the Manager may create and issue Classes with such rights, obligations and restrictions attaching to the Units of such Class as it determines.

7 Application Price for Units[5]

7.1 Application Price

Subject to clause 30A and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be issued at an Application Price calculated in accordance with this clause 7.

7.2 Initial Units

The first 100 Units to be issued on the initial settlement of the Trust in accordance with clause 23.1 will be issued at an Application Price of $1.00 per Unit.

7.3 While Units are not Officially Quoted

While Units are not Officially Quoted, the Application Price for a Unit shall be calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs} + \text{Aggregate Unpaid Amount}}{\text{number of Units in issue}}$$

7.4 Determination of variables in clause 7.3

Each of the variables in clause 7.3 must be determined as at the next Valuation Time after:

(a) the Manager receives the application for Units; or

(b) the Manager receives the application money, or the property against which Units are to be issued or vested in the Manager,

whichever happens later.

7.5 While Units are Officially Quoted

While Units are Officially Quoted, the application price for any Unit will be equal to the Market Price for the Units or, where Stapling applies, the Market Price of the Stapled Securities minus the application price of each Attached Security, or the amount determined by the Manager in accordance with clause 7.6. However, the Manager may determine a different Application Price in relation to the issue of any Units to the extent permitted by and in accordance with ASIC relief and the Listing Rules which in the case of:

(a) offers made at substantially the same time to only and all the then Members (whether or not the right to acquire those Units is

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5 Required to be included by Section 601GA(1)(a)

renouncable) but not including persons who may be excluded from an issue or offer of Units in accordance with ASIC relief and the Listing Rules, is not less than 50% of the Market Price for the Units, where Stapling applies, the Market Price of Stapled Securities minus the application price of each Attached Security (as determined under clause 7.6) on the Business Day preceding the date on which the intention to make the offer or issue is announced on the ASX;

(b) a distribution reinvestment at the Application Price determined in accordance with clause 12.8;

(c) Units issued upon the exercise of an Option will be issued at an Application Price determined in accordance with clause 4.6(b);

(d) a placement or otherwise at a price determined by the Manager.

7.6 Determination of Application Price where Stapled Securities are issued

Where:

(a) Stapling applies;

(b) as a consequence, a Unit is to be issued as part of a Stapled Security; and

(c) this constitution contains a provision for the calculation or determination of the application price for the Stapled Security but not for the Unit,

the Manager must determine what part of the application price of a Stapled Security is to represent the Application Price of a Unit for the purposes of this constitution.[6]

Unless otherwise agreed between the Manager and:

(d) in relation to any Stapled Entity that is a company, the Stapled Entity; and

(e) in relation to any Stapled Entity that is a managed investment scheme, the responsible entity of the Stapled Entity,

the application price of a Stapled Security will be allocated between the Application Price of the Unit and the application price of the Attached Securities in the ratio that the net assets (adjusted for the net market value of their investments) of each of the Trust and each of the Stapled Entities at the end of the relevant period immediately prior to the issue bears to the amount of the aggregate net assets (adjusted for the net market value of their investments) of the Trust and the Stapled Entities at that time.

6 NB This requires ASIC relief

8 Application procedure

8.1 Application form

An applicant for Units must complete a form approved by the Manager if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

8.2 Application for identical number of Attached Securities

While Stapling applies, an applicant for Units, other than Units which are to be APG Held Units, must at the same time make an application for an identical number of Attached Securities.

8.3 Payment

Payment in a form acceptable to the Manager, or a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it (accompanied by a recent valuation of the property, if the Manager requires), must:

(a) accompany the application;

(b) be received by or made available to the Manager or the custodian within such period before or after the Manager receives the application form as the Manager determines from time to time or as the terms of issue of the relevant Partly Paid Unit contemplate; or

(c) comprise a reinvestment of a distribution in accordance with this constitution.[7]

If the Manager accepts a transfer of property other than cash, any costs associated with the valuation or transfer of the property must be paid by the Member either directly or by deducting them from the market value of the property before the number of Units to be issued is calculated, as the Manager decides.

8.4 Manager may reject

The Manager may reject an application in whole or in part without giving any reason for the rejection.[8]

8.5 Minimum amounts

The Manager may set a minimum application amount and a minimum holding for the Trust and alter or waive those amounts at any time.[9]

8.6 Manager must reject application

While Stapling applies, the Manager must reject an application for Units, other than Units which are to be APG Held Units, if the applicant does not

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7 See "Income and distributions to Members"

8 Refer Listing Rule 10.11 if the Trust is Listed - restriction on issue of Units to related parties.

9 If the Trust is Listed, see "Small holdings".

apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

8.7 Issue Date

Except in the case of a reinvestment of distribution in accordance with this constitution, Units are taken to be issued when:

(a) the Manager accepts the application; or

(b) the Manager receives the application money, or the property against which Units are to be issued is vested in the Manager,

whichever happens later.

Units which are issued on a reinvestment of distribution in accordance with this constitution are taken to be issued on the day the distribution is applied in payment for the Units. The Manager may hold applications without accepting them for such period as it determines.

8.8 Uncleared funds

Units issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if the funds are not subsequently cleared or the property does not vest in the Manager within 1 month of receipt of the application.

8.9 Register

Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

8.10 Holding Statements

Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

8.11 Income Entitlement of Units

Without limiting clause 6, the Manager may in its discretion issue Units on terms that such Units:

(a) participate fully for income of the Trust in respect of the Distribution Period in which they are issued;

(b) do not entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued; or

(c) entitle the holder of such Units to receive a distribution of income of the Trust in respect of the Distribution Period in which such Units are issued which is not greater than the proportion of the income of the

Trust to which a Member holding a Unit during the whole of that Distribution Period is entitled multiplied by the number of days from and including the date of allotment of those Units to the end of that Distribution Period divided by the total number of days in that Distribution Period.

8.12 Restriction on issue and redemption of Units

No Units may be issued or redeemed after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity.

9 Redemption Price of Units

9.1 Redemption Price

Subject to clauses 5.12 and 30A, and any rights, obligations and restrictions attaching to any particular Units or Class, a Unit must only be redeemed at a Redemption Price calculated as:

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Fully Paid Units in issue + Relevant Fraction}}$$

9.2 Variables

Each of the variables in clause 9.1 must be determined:

(a) while the Trust is Liquid - as at the next Valuation Time after the Manager receives the withdrawal request; or

(b) while the Trust is not Liquid - at the time the withdrawal offer closes.

9.3 Rounding

The Redemption Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Redemption Price.

9.4 Timing

For the purposes of clauses 9.2 and 10.4, the day and time of receipt of a withdrawal request is:

(a) the time of actual receipt if the request is received before the Prescribed Time on a Business Day; or

(b) the time of deemed receipt if the request is deemed to be received before the Prescribed Time on a Business Day; or

(c) the commencement of business on the next following Business Day if the request is received or is deemed to be received on a day which is not a Business Day or received on or after the Prescribed Time on a Business Day.

10 Withdrawal procedures

10.1 While Units Officially Quoted

While Units are Officially Quoted clauses 10.2 to 10.16 do not apply.

10.2 Request for withdrawal

A Member may make a withdrawal request for the redemption of some or all of their Units in any manner and on such conditions as approved by the Manager, and the Manager must give effect to that request at the time and in the manner set out in this clause 10.

A Member may not withdraw a withdrawal request unless the Manager agrees.

10.3 When Trust is Liquid

Clauses 10.4 and 10.5 apply only while the Trust is Liquid.

10.4 Manager to satisfy withdrawal requests

The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 9. The payment must be made within 30 days of receipt of the request or such longer period as allowed by clause 10.5.

10.5 Extensions

If:

(a) the Manager has taken all reasonable steps to realise sufficient Assets to satisfy a withdrawal request and is unable to do so due to circumstances outside its control such as restricted or suspended trading in the market for an Asset; or

(b) the Manager does not consider that it is in the best interests of Members taken as a whole to realise sufficient Assets to satisfy a withdrawal request,

the period allowed for satisfaction of the request may be extended by the number of days during which such circumstances apply.

10.6 When Trust is not Liquid

Clauses 10.7 to 10.11 apply only while the Trust is not Liquid.

10.7 Member may withdraw

A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager under the Corporations Act and this constitution regulating offers of that kind.

10.8 No right

If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

10.9 Withdrawal Offer

The Manager may make a withdrawal offer by:

(a) publishing it by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) giving a copy to the Members or Members of a Class.

However, the Manager is not at any time obliged to make a withdrawal offer.

10.10 Cancellation of Withdrawal Offers

The Manager may cancel a withdrawal offer by:

(a) publishing a notice of cancellation by any means (for example including, without limitation, in a newspaper or on the internet); or

(b) notice in writing to the Members to whom the withdrawal offer was made.

10.11 Treatment of Withdrawal Requests Made Outside Offer Period

If the Manager receives a withdrawal request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

10.12 Clauses applicable to all withdrawals

The Manager is not obliged to pay any part of the Redemption Price out of its own funds.

10.13 Manager need not give effect

Subject to the Corporations Act, the Manager need not give effect to a withdrawal request in respect of Units having an aggregate Redemption Price of less than the minimum application amount or such other amounts as determined by the Manager from time to time unless the withdrawal request relates to the balance of the Member's holding.

10.14 Request less than current minimum holding amount

Subject to the Corporations Act, if compliance with a withdrawal request would result in the Member holding Units with an aggregate Redemption Price which is less than the then current minimum holding amount, the Manager may treat the withdrawal request as relating to the balance of the Member's holding.

10.15 Manager may redeem without withdrawal request

If a Member holds Units with an aggregate Redemption Price less than the then current minimum holding amount, the Manager may redeem that Member's holding without a withdrawal request.

10.16 Manager may redeem with notice

If the Manager increases the minimum holding amount, the Manager may after giving 30 days' notice to a Member who holds Units with an aggregate Redemption Price less than the then current minimum holding amount redeem that Member's holding without the need for a withdrawal request.

10.17 Discretionary withdrawal

If the Manager is not obliged to give effect to a withdrawal request, it may in any event, redeem some or all of the Units which are the subject of the request.

10.18 Sums owed to Manager

The Manager may deduct from the proceeds of withdrawal or money paid pursuant to a withdrawal offer any money due to it by the Member.

10.19 Transfer of Assets

The Manager may transfer Assets to a Member rather than pay cash in satisfaction of all or part of a withdrawal request, pursuant to a withdrawal offer or in payment of a distribution. These Assets, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the withdrawal request, withdrawal offer or distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, some or all of the costs involved in transfer of these Assets must be paid by the Member or deducted from the amount due to the Member.

10.20 Redemption Price

For so long as Units are partly paid, the Uncalled Amount must be deducted from the Redemption Price calculated under clause 9.1.

10.21 Buy-back of Units[10]

While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase Units and cause the Units to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine what proportion of the price paid for the Stapled Security is to

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[10] See Listing Rule 7.36

be paid from the Assets of the Trust on the same basis as set out in clause 7.6 for the Application Price of Units.

10.22 Redemption while Stapling applies

While Stapling applies the Manager may not redeem a Unit unless each Stapled Entity also redeems or buys back and cancels the corresponding Attached Securities or the Attached Securities are unstapled from the Unit to be redeemed.

11 Valuation of Assets

11.1 Manager may value

The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.[11]

11.2 Determination of Net Asset Value

The Manager may determine Net Asset Value at any time, including more than once on each day.

11.3 Valuation methods and policies

The Manager may determine valuation methods and policies for each category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.[12] Where the Manager values an Asset at other than its market value, or where there is no market value, the valuation methods and policies applied by the Manager must be capable of resulting in a calculation of the Application Price that is independently verifiable.

12 Income and Distributions

12.1 Determination of income and reserves

The Manager is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

12.2 Distribution of income

For each Distribution Period the Manager must calculate and distribute each Member's Distribution Entitlement.

12.3 Distribution Entitlement

(a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

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[11] See section 601FC(j) for Scheme Operator's obligations concerning valuation

[12] ASIC Policy Statement 134, paragraph 29: constitution should set out how scheme property will be valued.

$$DA = OI + C$$

Where:

DA is the Distributable Amount.

OI is Operating Income.

C is any additional amount (including capital) that the Manager has determined is distributable.

(b) Subject to the terms of issue for any class of Units, each Member's Distribution Entitlement is to be determined in accordance with the following formula:

$$DE = DA \times \frac{UH}{UI}$$

where:

DE is the Distribution Entitlement

DA is the Distributable Amount

UH is the aggregate of the Paid-up Proportion of each relevant unit holding of the Member at the close of business on the Distribution Calculation Date

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

12.4 Distribution of Distribution Entitlement

(a) The Manager must pay to each Member its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Member on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.

(c) The Manager must retain from each Member's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Manager determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Manager may retain from the amounts to be distributed to a Member an amount in or towards satisfaction of any amount payable by the Member to the Manager under this constitution or are required to be deducted by law.

12.5 Categories and sources of income

For any category or source of income the Manager may keep separate accounts and allocate the income from any category or source to any Member.

12.6 Distribution Reinvestment Arrangements

(a) The Manager may advise Members from time to time in writing that Members may on terms specified in the notice participate in an arrangement under which Members may request that all or a proportion of specified distributions due to them be satisfied by the issue of further Units.

(b) While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment.

12.7 Deemed application if reinvestment applies

If reinvestment applies, the Manager is deemed to have received and accepted an application to reinvest the distribution after the deduction of any Tax which the Manager is required to deduct on the date upon which the distribution is to be paid.

12.8 Application Price while listed if reinvestment applies

If reinvestment applies, while the Units in the Trust are Listed the aggregate of the Application Price for each additional Unit and the application price for the Attached Securities upon reinvestment is the average of the daily volume weighted average of all sales of Stapled Securities traded on the ASX on each of the first 5 Trading Days following the end of the period to which the distribution relates (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine. The allocation of the application price for a Stapled Security between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 7.6. If the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction will be held for future reinvestment in the Trust and the Stapled Entities at the next time that reinvestment is to occur, in such proportions as the Manager and the Stapled Entities may determine on behalf of the relevant Stapled Security Holder. If Stapling ceases to apply the Application Price for each Unit is to be calculated in the manner above but based on the sale price of the Units.

12.9 Money held for future reinvestment

Whenever under this constitution or by law money is held on behalf of a Member for future reinvestment the money so held may in the discretion of the Manager be aggregated and on each occasion on which the aggregated amount reaches the Application Price of a Unit and the aggregate application

price of the Attached Securities be applied in the subscription for a new Unit and new Attached Securities for issue to the Member.

12.10 Units issued on reinvestment

Units issued under clauses 12.6 to 12.9 inclusive are to participate fully for income in respect of the Distribution Period in which they are issued.

12.11 Position on transfer of Units

Income to which a Member is presently entitled when a transfer or transmission of Units is Registered remains credited to the transferor.

12.12 Position on transfer of Assets

The Manager may effect a distribution to Members by transferring Assets to all Members rather than paying in cash or issuing additional Units. If the Manager wishes to do so, it must effect the distribution to all Members in the same way. The Assets transferred to each Member must be of the same type, have the same rights and be fully paid. The Assets transferred may comprise solely a beneficial interest in tangible or intangible property. In each case, where Assets other than cash are to be transferred to Members (or a nominee on behalf of a Member), each Member authorises the Manager:

(a) to act as their agent to agree to obtain the Assets; and

(b) where the Assets comprise shares or an interest in shares or interests in a company or managed investment scheme, to agree to become a member of that company or managed investment scheme.

The Assets transferred, together with any cash paid, must be of equal value to the total amount due to the Member pursuant to the distribution (based on a valuation done within one month before the date of the proposed transfer). If the Manager requires, the costs involved in transfer of those Assets must be paid by the Member or deducted from the distribution due to the Member.

12.13 Deductions from distributable income

The Manager may deduct from any distributable income or other distribution payable to a Member any sums of money presently payable by the Member to the Manager on account of an instalment due in respect of Units or otherwise.

12.14 Change in Tax Act

Notwithstanding clauses 12.3 and 12.4, if in any Financial Year the Manager in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Manager has complete discretion as to how much, if any, of:

  (i) the Distributable Amount for that Financial Year; or

  (ii) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

is to be distributed to Members on the Distribution Date.

(b) Each Member's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 12.14(a)) is to be determined in accordance with clause 12.3(b).

(c) The Manager must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 12.14(b)) to the persons who are Members on the record date for that Distribution Period.

13 Payments

13.1 Manner of payment to Members

Money payable by the Manager to a Member may be paid in any manner the Manager decides.

13.2 Unpresented cheques

Cheques issued by the Manager that are not presented within 6 months may be cancelled. Where a cheque which is cancelled was drawn in favour of a Member, the money is to be held by the Manager for the Member or paid by the Manager in accordance with the legislation relating to unclaimed money unless the Manager in its discretion decides to reinvest the money in Units and, while Stapling applies, Attached Securities in which event the provisions of clauses 12.6 to 12.8 will apply.

13.3 Unsuccessful transfers

Where the Manager attempts to make a payment to a Member by electronic transfer of funds or any other means and the transfer is unsuccessful, the money may be held for the Member as a non-interest bearing deposit until it is claimed or required to be dealt with in accordance with applicable laws relating to unclaimed moneys.

13.4 Only whole cents to be paid

Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

13.5 Payment to joint Members

A payment to any one of joint Members will discharge the Manager in respect of the payment.

13.6 Manager may deduct amounts

The Manager may deduct from any amount to be paid to a person who is or has been a Member, or received from a person who is or has been a Member:

(a) any amount of Tax (or an estimate of it); or

(b) any other amount owed by the Member to the Manager or any other person,

which the Manager is required or authorised to deduct in respect of that payment or receipt by law or by this constitution or which the Manager considers should be deducted.

14 Powers of the Manager

14.1 General powers

Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee as though it were the absolute owner of the Assets and acting in its personal capacity.

14.2 Contracting powers[13]

Without limiting the effect of clause 14.1 and subject to its obligations under the Corporations Act (as modified by any ASIC relief) the Manager in its capacity as trustee of the Trust has power to:

(a) incur all types of obligations and liabilities including guarantees including without limitation, providing any guarantee, security, indemnities and undertakings in connection with the obligations and liabilities of any person, whether or not that person is a member of the Australand Property Group; and

(b) enter into an arrangement with a person to underwrite the subscription or purchase of Units or Options on such terms as the Manager determines. Unless the agreement between the Manager and the underwriter expressly states the contrary, the underwriter will not be an agent or delegate of the Manager.

14.3 Borrowing powers

The Manager may borrow or raise money whether or not on security over the Assets.

14.4 Investment powers

Without limiting the effect of clause 14.1, the Manager may in its capacity as trustee of the Trust invest in, dispose of or otherwise deal with property and rights in its absolute discretion.[14]

For the purpose of giving effect to the investment policy specified in clause 14.5 but without limiting any other provision of this constitution the Manager may:

(a) invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by a Stapled Entity or by the responsible entity of a Stapled Entity (except Attached Securities) or any other

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[13] Required to be included by Section 601GA(3)

[14] Subject to Section 601FC(4)

person whether or not that person is a member of the Australand Property Group;

(b) make loans to or provide any other financial accommodation to any person whether or not that person is a member of the Australand Property Group; and

(c) enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

14.5 Principal Investment Policy

The principal investment policy of the Manager in relation to the Trust is investment either directly or indirectly (for example through the purchase of interests in a managed investment scheme, equities or debentures if and to the extent that the terms of the Manager's Australian Financial Service Licence allow) in real property and the making of such other investments with the Assets of the Trust Fund which in the Manager's opinion are not from time to time required for that purpose. The Manager may vary the principal investment policy, provided reasonable notice is given to Members in order that Members may, if they see fit, dispose of their Units prior to the variation taking effect.

14.6 Power of delegation[15]

The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate. Without limitation, the Manager's power to appoint its own agent or delegate includes a power to appoint a person as its agent or delegate by granting a power of attorney.

14.7 Protection and assistance for those dealing with agents and delegates

The Manager may include in the authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

14.8 Agents and delegates may be associates

The agent or delegate may be an associate of the Manager.[16]

14.9 Exercise of discretion

The Manager may in its absolute discretion decide how and when to exercise its powers.

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[15] See also Section 601FB

[16] Subject to Part 5C.7

14.10 Instructions from Members with respect to voting rights attached to Assets

The Manager may in its absolute discretion seek, and act on, instructions from Members on how the Manager should exercise voting rights attached to Assets.

14.11 Registration of the Trust

Without limiting the effect of clause 14.1, the Manager may in its capacity as trustee of the Trust apply for registration of the Trust as a registered scheme and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect registration.

14.12 Timing of Listing of the Trust

The Manager may apply for the Trust to be Listed and Units to be Officially Quoted, including as Stapled Securities, at any time and for this purpose the Manager is authorised on its own behalf and on behalf of each Member to do all things necessary to effect a Listing.

14.13 Power to unstaple Units

If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Resolution, the Manager may at any time apply to have the Units unstapled from the other Attached Securities or the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

14.14 Power to staple additional Securities

The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

15 Retirement of Manager

15.1 Voluntary retirement

The Manager may retire as the responsible entity of the Trust as permitted by law.[17] If permitted by law or by any relief from the Corporations Act granted by the ASIC, the Manager may appoint its successor by deed.

15.2 Compulsory retirement

The Manager must retire as the responsible entity of the Trust when required by law.[18]

[17] See Section 601FL. The change does not take effect until the ASIC alters its records: Section 601FJ

[18] See Section 601FM and 601FA.

15.3 Release

When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.[19]

15.4 Retirement benefit

The Manager is entitled to agree with the incoming manager to be remunerated by, or to receive a benefit from, the incoming manager in relation to:

(a) entering into an agreement to submit a proposal for its retirement to a meeting of Members, and nominating to the Members the incoming manager as its replacement, or

(b) its retirement as Manager,

and is not required to account to Members for such remuneration or benefit.

16 Notices to Members

16.1 Form of notices

Subject to the Corporations Act, a notice or other communication required under this constitution to be given to a Member must be given in writing (which includes a fax) or in such other manner as the Manager determines, and be delivered or sent to the Member at the Member's physical or electronic address last advised to the Manager for delivery of notices.

16.2 Cheques payable to Members

A cheque payable to a Member may be posted to the Member's physical address or handed to the Member or a person authorised in writing by the Member.[20]

16.3 Joint Members

In the case of joint Members, the physical or electronic address of the Member means the physical or electronic address of the Member first named in the Register.

16.4 Receipt of communications

A notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a fax (except a fax containing a notice of meeting of Members) is taken to be received 1 hour after receipt by the transmitter of confirmation of transmission from the receiving fax machine. Proof of actual receipt is not required. Subject to the Corporations Act,[21] the

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[19] See section 601FR for the Scheme Operator's obligation to transfer records, etc. Section 601FS restricts this release.

[20] See "Manager may rely" under "Rights and liabilities of Manager"

[21] See Section 601FC(1)(d)

Manager may determine the time at which other forms of communication will be taken to be received.

17 Notices to the Manager

17.1 Form of notices

A notice required under this constitution to be given to the Manager must be given in writing (which includes a fax), or in such other manner as the Manager determines.

17.2 When notice effective

The notice is effective only at the time of receipt.

17.3 Signing of notices

The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member[22] unless the Manager dispenses with this requirement.

18 Meetings of Members

18.1 Convening of meetings

The Manager may at any time convene a meeting of Members, and must do so if the Corporations Act requires. [23]

18.2 Manager may determine

Subject to the specific provisions of this constitution relating to meetings of Members and to the Corporations Act,[24] the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

18.3 Notice of meeting

Notice of a meeting of Members must be given in accordance with the Corporations Act.

18.4 Calculation of period of notice

In computing the period of notice under clause 18.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

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22 See "Manager may rely" under "Rights and liabilities of Manager"

23 Refer Part 2G.4

24 Refer Part 2G.4

18.5 Quorum

The quorum for a meeting of Members is at least 2 Members present in person or by representative or proxy holding or representing the holders of at least 10% of the Units on issue unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

18.6 No quorum

If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a) if convened on the requisition of Members - dissolved; or

(b) otherwise - adjourned to the same day in the next week and same time and place, or to such other day, time and place as the Manager decides by notice to the Members and others entitled to notice of the meeting.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. If a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

18.7 Chairman

Subject to the Corporations Act[25] the Manager may appoint a person to chair a meeting of Members.

18.8 Role of chairman

The chairman of a meeting of Members:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting; and

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting,

and a decision by the chairman under this clause 18.8 is final.

18.9 Postponement or cancellation

The chairman has power to cancel a meeting or postpone a meeting for any reason to such place and time as the chairman thinks fit.

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[25] Refer Part 2G.4 and Section 601FC(1)

18.10 Notice of Cancellation or postponement of meeting

Notice of cancellation or postponement of a meeting of Members must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of Members under the Corporations Act.

18.11 Contents of notice or postponement of meeting

A notice of postponement of a meeting of Members must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

18.12 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a meeting of Members to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this constitution or the Corporations Act.

18.13 Business at postponed meeting

The only business that may be transacted at a meeting of Members the holding of which is postponed is the business specified in the notice convening the meeting.

18.14 Proxy, attorney or representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a representative, a proxy or an attorney or a representative is authorised to attend and vote at a meeting of Members to be held on a specified date or at a meeting of Members to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of representative,

then, by force of this clause, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of a representative unless the Member appointing the proxy, attorney or representative gives to the Manager notice in writing to the

contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

18.15 Proxies and voting

The provisions of the Corporations Act governing proxies and voting for meetings of members of registered schemes apply to the Trust.

18.16 Proxies containing some of the required information

The Manager may determine that the appointment of a proxy is valid even if it contains only some of the information required by the Corporations Act.

18.17 Adjournment of meeting

The chairman of a meeting of Members may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

In exercising this discretion, the chairman may, but need not, seek the approval of the Members present. Unless required by the chairman, no vote may be taken or demanded by the Members present in respect of any adjournment.

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

18.18 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

18.19 Demand for a poll

A poll may be demanded by at least 5 Members entitled to vote on the resolution, Members with at least 5% of the votes that may be cast on the resolution on a poll or by the chairman. A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

18.20 Declaration of poll

Unless a poll is properly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Trust, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution.

18.21 Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

18.22 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

18.23 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or representative.

18.24 Entitlement to vote

Subject to any rights or restrictions for the time being attached to any class or classes of Units and to this constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each one dollar of the value of the Units held by the Member and each person present as proxy, attorney or representative of a Member has one vote for each one dollar of the value of the Units held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of Units which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

18.25 Voting on a poll for Partly Paid Units

If a Member holds Partly Paid Units, the number of votes the Member has in respect of those Units on a poll is one dollar of the value of the Partly Paid Units.

18.26 Joint Unitholders' vote

If a Unit is held jointly and more than one Member votes in respect of that Unit, only the vote of the Member whose name appears first in the Register counts.

18.27 Vote of Member of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a meeting of Members as if the committee, trustee or other person were the Member.

18.28 Resolutions binding

A Resolution by:

(a) Members binds all Members; or

(b) Members of a Class, binds all Members of that Class,

whether or not they voted or were present at the meeting.

18.29 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

18.30 Validity of vote in certain circumstances

A vote cast by a person as a proxy, attorney or representative is valid even if:

(a) the previous revocation of that person's authority by the death of the holder of the Units in respect of which the vote is cast or otherwise; or

(b) the execution of a transfer of those Units by that holder,

unless a notice in writing of the revocation or transfer has been received by the Manager or by the chairman of the meeting before the vote is cast.

18.31 Proxy form while Stapling applies

While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

18.32 Meetings by technology

A meeting of Members or any class of Members may be held by means of such telephone, electronic or other communication facilities as permit all persons in the meeting to communicate with each other simultaneously and

instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

18.33 Other attendees

While Stapling applies, the Manager, the auditor of the Trust and the representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

18.34 Joint meetings

While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

18.35 Meetings of Option holders

If any meeting of Option holders is required to be held the foregoing provisions of this clause 18 will apply with any necessary amendments.

19 Rights and liabilities of Manager

19.1 Holding Units

The Manager and its associates may hold Units in the Trust in any capacity.[26]

19.2 Other capabilities

Subject to the Corporations Act (to the extent relevant),[27] nothing in this constitution restricts the Manager (or its associates) from:

(a) dealing with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company, or the responsible entity of a Stapled Entity, where the Stapled Entity is a managed investment scheme, an associate or with any Member;

(b) being interested in any contract or transaction with itself (whether in its personal capacity, as trustee of the Trust, as trustee of another trust or in another capacity), any Stapled Entity, where the Stapled Entity is a company, or the responsible entity of a Stapled Entity, where the Stapled Entity is a managed investment scheme, an associate or with any Member or retaining for its own benefit or for the benefit of the beneficiaries of another trust any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme,

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26 See Section 601FG, Section 253E and Part 5C.7

27 Refer Part 5C.7

("**Permitted Actions**") and the Manager is expressly authorised and empowered to engage in the Permitted Actions.

19.3 Manager may rely

The Manager may take and may act upon:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust upon which it is reasonable for the Manager to rely;

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

19.4 Manager's duties in relation to Stapling[28]

Notwithstanding any provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

19.5 Reference to exercising power or discretion

The reference to exercising any power or discretion includes carrying out the Manager's functions and duties and identifying Members' rights and interests.

20 Limitation of liability and indemnity in favour of Manager

20.1 Manager not liable except to the extent Corporations Act imposes liability

The Manager is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust except to the extent that the Corporations Act imposes such liability.

[28] ASIC relief will be required for this

20.2 Limitation on Manager's liability

Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust (including in respect of any contracts entered into as trustee of the Trust or in relation to any Assets) is limited to the Manager's ability to be indemnified from the Assets.

20.3 Indemnity in favour of Manager

The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust[29].

20.4 Indemnity includes acts and omissions of an agent or delegate

To the extent permitted by the Corporations Act,[30] the indemnity under clause 20.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager.

20.5 Indemnity in addition to indemnity allowed by law

This indemnity is in addition to any indemnity allowed by law. It continues to apply after the Manager retires or is removed from the office it holds in relation to the Trust.

21 Liability of Members

21.1 Liability limited

Subject to clauses 21.2 and 21.3, the liability of a Member is limited to the amount if any which remains unpaid in relation to the Member's subscription for their Units.

21.2 Recourse limited to the Assets

In the absence of separate agreement with a Member, the recourse of the Manager and any creditor is limited to the Assets.

21.3 Tax and User Pays Fees

The Manager is entitled to be indemnified by a Member or former Member to the extent that the Manager incurs any liability for Tax or User Pays Fees as a result of the Member's action or inaction, or as a result of an act or omission requested by the Member or former Member.

21.4 Joint Members

Joint Members and former joint Members are jointly and severally immediately liable in respect of all payments including payments of Tax to which clause 21.3 applies, and User Pays Fees.

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[29] See Section 601GA(2)

[30] See Sections 601FB(2) and 601GA(2)

21.5 Deficiency in the Assets

A Member need not indemnify the Manager if there is a deficiency in the Assets or meet the claim of any creditor of the Manager in respect of the Trust.

21.6 Restrictions on Members

Except as otherwise set out in this constitution, a Member:

(a) must not interfere with any rights or powers of the Manager under this constitution;

(b) must not exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c) may not require an Asset to be transferred to the Member.

22 Remuneration and expenses of the Manager

22.1 Application fee

Subject to the Corporations Act, the Manager is entitled to be paid by the applicant in respect of each application for Units in the Trust which it accepts to a fee of 2% of the application money. When calculating the number of Units to be issued, the application fee must first be deducted from the value of the application money or property.

22.2 Management fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 22.5. This fee is to be payable from time to time upon demand by the Manager. The Manager may make a demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The entitlement to this fee commences from the Stapling Commencement Date and continues to the date of final distribution in accordance with clause 24.3. The Manager must produce a statement within 1 month from the end of each Quarter setting out the management fee for the Quarter and any amount remaining unpaid.

22.3 Acquisition fee

Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a fee equal to 1.5% of the acquisition price of properties acquired by the Trust, either by direct purchase or indirectly through an acquisition of units or other interests in a trust.

22.4 Waiver, deferral or reduction of fees

The Manager may accept lower fees than it is entitled to receive under this constitution or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

22.5 Expenses

All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust[31] are payable or reimbursable out of the Assets to the extent that such reimbursement is not prohibited by the Corporations Act. This includes expenses connected with:

(a) this constitution and the formation of the Trust and registration of the Trust as a registered scheme;

(b) the preparation, review, distribution and promotion of any prospectus or offering memorandum in respect of Units and/or Stapled Securities and other promotion of the Trust or the Stapled Entities;

(c) the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d) any proposed acquisition, disposal or other dealing with an investment;

(e) the administration or management of the Trust or its Assets and Liabilities including expenses in connection with the Register or the valuation of any Asset or the Trust as a whole;

(f) borrowing arrangements on behalf of the Trust or guarantees in connection with the Trust, including hedging costs;

(g) underwriting of any subscription or purchase of Units and/or Stapled Securities including underwriting fees, handling fees, costs and expenses (including marketing and roadshow costs, travel and accommodation expenses and legal fees), amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h) convening and holding meetings of Members, the implementation of any Resolutions and communications with Members and attending any meeting of the Stapled Entities;

(i) Tax, including any amount charged by a supplier of goods or services, or both, to the Manager by way of or as a reimbursement for GST;

(j) financial institution fees;

---

[31] Refer Section 601GA(2)(b)

(k) the engagement of agents (including real estate agents and managing agents), valuers, contractors and advisers (including legal advisers) whether or not the agents, valuers, contractors or advisers are associates of the Manager;

(l) preparation and audit of the taxation returns, accounting records and accounts of the Trust;

(m) termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(n) any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 22.5(n) must be repaid;

(o) all damages, expenses, payments, legal and other costs and disbursements incurred by the Manager in relation to or in connection with any claim, dispute or litigation ("**Claim**") arising as a result of or in connection with any untrue representation or warranty contained in any document relating to any investment by the Trust including any project document in connection with the investment and any offering document or borrowing document in connection with the Trust except where the Claim arises out of the fraud or wilful default of the Manager;

(p) the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to, or insurance premiums[32] in respect of, compliance committee members;

(q) while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to or insurance premiums in respect of external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(r) the preparation, implementation, amendment and audit of the compliance plan;

(s) the appointment of any compliance officer to undertake compliance work for the Trust;

(t) the preparation of reports including compliance reports;

(u) the promotion of the Trust generally;

(v) recording, responding to and dealing with any complaints from Members in connection with the Trust;

[32] See Section 601JG

(w) complying with any law, and any request or requirement of the ASIC; and

(x) the admission of the Trust to any stock exchange, the Official Quotation of Units or Stapled Securities and compliance with the rules of such an exchange.

22.6 GST

The User Pays Fees and the fees payable out of the Assets to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this constitution (including, without limitation, the supply of any goods, services, rights, benefits or things), then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

23 Duration of the Trust

23.1 Initial settlement

The Trust commences when the Manager's nominees subscribe $100 for Units in the Trust. The Manager's nominees must be issued with 100 fully paid Units in return for that payment.

23.2 Termination

The Trust terminates on the earliest of:

(a) the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(b) [deleted]

(c) the date on which the Trust terminates in accordance with another provision of this constitution or by law.[33]

24 Procedure on termination

24.1 Realisation of Assets

Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as possible after that.

[33] See Part 5C.9 on winding up

24.2 Audit of winding up

If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

24.3 Distribution following termination

The net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Members in accordance with the following formula:

$$\frac{(A + X) \times B}{C} - Y$$

Where:

A = the amount remaining in the Trust after deduction of the Liabilities and expenses referred to in this clause 24.3;

B = the aggregate of the number of Units held by the Member as at termination, including both Fully Paid Units and Partly Paid Units; and

C = the aggregate of the total number of Units in issue as at termination, including both Fully Paid Units and Partly Paid Units;

X = the aggregate of the amounts remaining unpaid on all Partly Paid Units in issue (if any) ; and

Y = the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the Member (if any) as at termination.

If the calculation of the entitlement to distribution of capital in respect of a particular Member in accordance with the formula in this clause 24.3 results in a negative dollar amount, then that Member must pay to the Manager within 30 days of the date of a written request to do so that dollar amount, and the amount so required to be paid will become an Asset available for distribution on the winding up of the Trust.

The Manager may distribute proceeds of realisation in instalments.

24.4 Constitution applies until date of final distribution

Subject to the Corporations Act, the provisions of this constitution continue to apply from the date of termination until the date of final distribution under clause 24.3, but during that period the Manager may not accept any applications for Units from a person who is not an existing Member.

25 Amendments to this constitution

25.1 Manager may amend

If the Corporations Act allows, [34] this constitution may be amended:

(a) by Resolution;[35] or

(b) by deed executed by the Manager.

If the constitution is amended by Resolution, the Manager may give effect to the amendments by executing a supplemental deed.

25.2 Statutory requirements

If the Corporations Act or any relief from the provisions of the Corporations Act granted by the ASIC requires that this constitution contain certain provisions, then those provisions are deemed to be incorporated into this constitution at all times at which they are required to be included and prevail over any other provisions of this constitution to the extent of any inconsistency. Clause 25.1 does not apply to provisions deemed by this clause 25.2 to be incorporated in the constitution.

26 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.[36]

27 Complaints

If a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c) must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

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[34] See Section 601GC for power to amend the constitution. The amendment cannot take effect until a copy of the modification is lodged with the ASIC

[35] The required majority for such a Resolution under section 601GC(1)(a) is 75%.

[36] See section 601JF

(d) may in its discretion give any of the following remedies to the complainant:

(i) information and explanation regarding the circumstances giving rise to the complaint;

(ii) an apology; or

(iii) compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e) must communicate to the complainant in relation to the complaint as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i) the determination in relation to the complaint;

(ii) the remedies (if any) available to the Member; and

(iii) information regarding any further avenue for complaint.

28 Listing rules

28.1 While Units Officially Quoted

While the Trust is admitted to the official list of the ASX, the following applies.

(a) Notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is taken to contain that provision.

(e) If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is taken not to contain that provision.

(f) If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is taken not to contain that provision to the extent of the inconsistency.

28.2 Change in the text of the Constitution due to clause 28.1

In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because

of the operation of clause 28.1 is not a modification of, or the repeal or replacement of the constitution for the purposes of subsection 601GC(1) and (2) of the Corporations Act. Clause 25.1 does not apply to changes in the text of the constitution because of the operation of clause 28.1.

29 Small Holdings

29.1 Divestment Notice

If the Manager determines that a Member is a Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder, the number of Units making up and the Market Value of the Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this clause after the end of the Relevant Period specified in the Divestment Notice;

(c) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS Holding initiate a Holding Adjustment to move those Units from that CHESS Holding to an Issuer Sponsored Holding or Certificated Holding.

If the SCH Business Rules apply to the Relevant Units, the Divestment Notice must comply with the SCH Business Rules.

29.2 Relevant Period

The Relevant Period must be at least seven days from the date the Divestment Notice was given.

29.3 Company can sell Relevant Units

At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager the Relevant Units of a Member who is a Small Holder.

29.4 No obligation to sell

The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 29 but unless the Relevant Units are sold within 6 weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

29.5 Company as Member's attorney

To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each director and secretary of the Manager jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which

the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Units from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

29.6 Conclusive evidence

A statement in writing by or on behalf of the Manager under this clause 29 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 29 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

29.7 Registering the purchaser

The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 29.

29.8 Payment of proceeds

Subject to clause 29.9, where:

(a) Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any money under this clause is at the risk of the Member to whom it is sent.

29.9 Costs

The Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

29.10 Remedy limited to damages

The remedy of a Member to whom this clause applies, in respect of the sale of the Relevant Units of that Member is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person.

29.11 Dividends and voting suspended

Unless the Manager determines otherwise, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a Small Holder. Any distributions that would, but for this clause 29.11, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

29.12 12 month limit

If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 29.13).

29.13 Effect of takeover bid

From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder, despite clause 29.12 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

29.14 While Stapling applies

While Stapling applies, no sale under this clause 29 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

30 Stapling

30.1 Paramountcy of Stapling provisions

Subject to clauses 25.2 and 28.1, the provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

30.2 Maintenance of Listing and Consistency with Constitutions of the Stapled Entities

The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

30.3 Stapling - general information

The Units (other than APG Held Units) are intended to be stapled to the Attached Securities in the ratio of one Unit to one of each category of the Attached Securities as from the Stapling Commencement Date. The intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one security. If further Attached Securities are from time to time Stapled to the Units, or if Attached Securities are unstapled from the Units, the intention is that, so far as the law permits, a Unit (other than an APG Held Unit) and one of each category of the Attached Securities which are Stapled together shall be treated as one Security. This clause 30.3 does not prevent the Stapled Company, APT Manager or any of their controlled entities or nominees from holding Units which are not subject to Stapling.

30A Restructure

30A.1 Implementation of Proposal

At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

30A.2 Express powers of Manager

Without limiting clause 30A.1 but subject to clause 30A.3 and despite any other provision in this constitution, the Manager has power:

(a) on the Implementation Date, to subdivide all the Units in the ratio of each pre-conversion Unit being converted into the Subdivision Number of post-conversion Units and, if as a result of that conversion, the number of post-conversion Units held by a Member is not a whole number, then that Member must be registered in respect of the whole number of post-conversion Units above the number which that Member would otherwise hold;

(b) on receipt of:

(i) a subscription form from either the APT Manager or the Stapled Company on behalf of each APG Securityholder for the allotment and issue of one post-conversion Unit for each APG Stapled Security held by that APG Securityholder on the Stapling Record Date at the Unit Price for each Unit;

(ii) together with a cheque for the total application money for the Units referred to in sub-paragraph (i),

to issue to each APG Securityholder the number of post-conversion Units requested in the application under sub-paragraph (i) and record the issue of those Units in the Register;

(c) after Registration of the issues of Units referred to in paragraph (b):

(i) execute as agent and attorney for each Relevant Member a request to redeem all Redemption Units held by each Relevant Member in accordance with the Implementation Deed; and

(ii) record the redemption of the Redemption Units in the Register and pay the Redemption Proceeds to each Relevant Member in accordance with the Implementation Deed;

(d) to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units and Attached Securities; and

(e) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

30A.3 Appointment as agent and attorney for Members

At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

30A.4 Specific appointment as agent and attorney for Members

Without limiting clause 30A.3, the Manager is irrevocably appointed as the agent and attorney of each Member to execute a redemption request (which may be a master redemption request) in respect of the Redemption Units.

30A.5 Authorisation

The Manager is authorised to execute the documents and do all things under clauses 30A.2 and 30A.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

30A.6 Relevant Member's entitlement on redemption

Despite any other provision of this constitution, upon redemption of each Relevant Member's Redemption Units pursuant to this clause 30A.6, each Relevant Member will receive in full and final settlement of all rights and

entitlements to capital or income of the Trust only the Redemption Proceeds for such redemption, and without limitation, no Relevant Member will be entitled to any other or further consideration consequent upon such redemption, or any other payments or distributions of capital or income from the Trust with respect to any period.

30A.7 Manager's limitation of liability

Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 30A in connection with the implementation of the Proposal in accordance with the Implementation Deed.

30A.8 Options

The Manager must issue Units on exercise of an APG Option in accordance with the Implementation Deed. The Application Price of a Unit issued under this clause 30A.8 is 3.89% of the exercise price of the APG Option at the date of exercise of the APG Option.

30A.9 Definitions

In this clause 30A, the following words and expressions have these meanings unless the contrary intention clearly appears:

APG Option means an Option granted to a director or employee of the Stapled Company, by the Stapled Company to acquire a Stapled Share and by the APT Manager to acquire an APT Unit.

APG Securityholder means the holder of an APG Stapled Security.

APG Stapled Security means a share in the Stapled Company and a unit in Australand Property Trust which are Stapled.

AWPT4 Manager means Australand Wholesale Investments Limited (ABN 12 086 673 092) in its capacity as responsible entity of AWPT4.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the AWPT4 Manager, APT Manager and the Stapled Company dated 27 July 2005, as amended.

Proposal means the transactions contemplated and described in the Implementation Deed.

Redemption Price means the following amount (rounded to five decimal places):

$$RP = \frac{\$1.2350 + (\$0.00048 \times X)}{SN}$$

Where:

RP = Redemption Price

X = the number of days from and including 1 October 2005 to but excluding the date of despatch of cheques in payment for the redemption of the Units under this clause 30A

SN = the Subdivision Number

Redemption Proceeds in respect of a Relevant Member, means the number of Redemption Units held by the Relevant Member multiplied by the Redemption Price, with the total amount rounded down to the nearest whole cent.

Redemption Units means all post-conversion Units held by Relevant Members on issue at 5.00 pm (Sydney time) on the Stapling Record Date.

Relevant Member means a Member, excluding those issued Units under this clause 30A and those holding APG Held Units, listed on the Register as the holder of a Unit at 5.00 pm (Sydney time) on the Stapling Record Date and includes persons jointly listed.

Stapling Record Date means 7.00 pm (Sydney time) on the fifth Business Day following the Effective Date or such other time agreed before that date between the Manager, the APT Manager, the AWPT4 Manager and the Stapled Company and permitted by ASX.

Subdivision Number means the number determined as follows (rounded to four decimal places):

$$SN = \frac{Z}{X - Y}$$

Where:

SN = Subdivision Number

X = Number of Units on issue on the Stapling Record Date

Y = Number of APG Held Units on the Stapling Record Date

Z = Number of APG Stapled Securities on issue on the Stapling Record Date

Unit Price means $0.06405.

31 References to Corporations Act

Any provision of this constitution which is expressed to apply subject to the Corporations Act shall only be read as subject to the Corporations Act while the Trust is a registered scheme.

32 Interpretation

32.1 Definitions

In this constitution these words and phrases have the following meaning unless the contrary intention appears:

Aggregate Unpaid Amount: the aggregate of the amounts of the Application Prices of all Partly Paid Units which have not been paid.

APG Held Units: Units held by or on behalf of the Stapled Company, APT Manager or any of their controlled entities.

Application Price: the application price for a Unit calculated in accordance with this constitution.[37]

Approved Valuer: any person, independent of the Manager, who is duly qualified to value any Assets of the Trust.

APT Manager: is Australand Property Limited (ACN 105 462 137) in its capacity as responsible entity of Australand Property Trust and includes its successors.

APT Unit: means a unit in Australand Property Trust.

ASIC: the Australian Securities and Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC Class Order 98/1808: means the class order issued by ASIC on 2 October 1998 entitled "Allowing constitutions to use Appendix 15A of the ASX Listing Rules."

ASSETS: Australand Subordinated Step-up Exchangeable Trust Securities, being units in Australand ASSETS Trust.

Assets: all the property, rights and income of the Trust, but not application money or property in respect of which Units have not yet been issued, or any amount in the distribution account.

ASX: the Australian Stock Exchange Limited or the market operated by it as the context requires.

Attached Securities: a Stapled Share, APT Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

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[37] See "Application Price for Units"

Australand ASSETS Trust: Australand ASSETS Trust (ARSN 115 338 513).

Australand Property Group: means, collectively, the Trust, Australand Property Trust, the Stapled Company, each other Stapled Entity and each of their respective Subsidiaries, and "Group Member" means any one or more of them.

Australand Property Trust: the trust of that name constituted by deed dated 14 September 2003 (as amended).

Australian Financial Services Licence: means the licence issued by ASIC to financial services providers pursuant to Chapter 7 of the Corporations Act.

Base Management Fee: the fee payable in accordance with clause 22.2.

BBSW: for a period:

(a) the rate determined by the Manager to be the arithmetic mean (rounded up, if necessary, to the nearest 0.01%) of the bid rates displayed at or about 10.30am Sydney time on the first day of that period on the Reuters screen BBSW page for a term of one month after eliminating one of the highest and one of the lowest of those rates; or

(b) if for any reason there are no rates displayed for a term then BBSW will be the rate determined by the Manager to be the average of the buying rates quoted to the Manager by 3 Australian banks selected by the Manager at or about that time on that day. The buying rates must be for bills of exchange which are accepted by an Australian bank and which have a term equivalent to one month.

Business Day: a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne but if the Units are Officially Quoted has the meaning given to that term in the Listing Rules.

Certificated Holding: has the same meaning as in the SCH Business Rules.

CHESS: means the ASX's Clearing House Electronic Sub-Register System which provides the central register for electronic transfer of share ownership.

CHESS Approved Securities: means securities approved by SCH in accordance with Section 3 of the SCH Business Rules.

CHESS Holding: has the same meaning as in the SCH Business Rules.

CHESS Subregister: means that part of the register for a class of CHESS Approved Securities that is administered by SCH and records uncertificated holdings of securities in that class.

CHESS System: a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Corporations Act) in accordance with the SCH Business Rules.

Claim: has the meaning given to it in clause 22.5(o) of this constitution.

Class: a class of Units.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Corporations Act: the Corporations Act 2001 (Cwlth).

Details: the section of this constitution headed "Details".

Distributable Amount: has the meaning given in clause 12.3.

Distribution Calculation Date: the last day of each Financial Year or such other days as the Manager designates.

Distribution Date: the date that a distribution under clause 12 must be made.

Distribution Entitlement: has the meaning given in clause 12.3.

Distribution Period:

(a) for the first distribution period, the period from the establishment of the Trust to the next Distribution Calculation Date;

(b) for the last distribution period, the period from the day after the preceding Distribution Calculation Date to the date of distribution on winding up of the Trust; and

(c) in all other circumstances, the period from the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date.

Divestment Notice: a notice given under clause 29.1 to a Small Holder.

Exchange: the redemption of ASSETS by the responsible entity of Australand ASSETS Trust and the issue of Stapled Securities in their place.

Financial Year:

(a) for the first financial year, the period from the establishment of the Trust to the next 30 June;

(b) for the last financial year, the period from 1 July before the date the Trust terminates to the date of distribution on winding up of the Trust;

(c) for the period from 1 July 2005 to 31 December 2005, that period; and

(d) in all other circumstances, the 12 month period ending on 30 June in each year.

First Notice: has the meaning given to it in clause 5.4 of this constitution.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax or a tax on services only.

Holding Adjustment: has the same meaning as in the SCH Business Rules.

Issuer Sponsor Holding: has the meaning given in the SCH Business Rules.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing unitholders' capital, undistributed profits, interest attributable to unitholders accruing on unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.[38]

Listed:

(a) in the case of the Trust, the trust being listed on the ASX; and

(b) in the case of Securities, the Units or the Stapled Securities being Officially Quoted,

and **Listing** has a corresponding meaning.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Manager: from the time the Trust is registered with ASIC as a managed investment scheme, the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Day: a trading day as defined in the Listing Rules.

Market Price: other than on Exchange, Market Price of a Security on a particular day:

(a) the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 15 Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if:

(i) Securities have not been Officially Quoted for at least 15 consecutive Trading Days before the relevant day; or

[38] Refer Part 5C.6

(ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

However, if the Manager believes that the calculation under paragraph (a) or (b) does not provide a fair reflection of the market price, the Market Price will be an amount calculated in a manner which complies with the Corporations Act, as set out in the offer document for the Securities and which in the opinion of an Approved Valuer will approximate the fair market price of the Security.

On Exchange, Market Price is the VWAP calculated in respect of a period of 20 Market Days immediately preceding but not including the Realisation Date.

Market Value: in relation to a Unit:

(a) while Units form part of Stapled Securities, is the closing price on SEATS of a Stapled Security; or

(b) in all other cases, is the closing price on SEATS of the Units.

Member: the person Registered as the holder of a Unit (including persons jointly Registered) and where required by the Corporations Act or the context includes the holder of an Option.

Net Asset Value: the value of the Assets calculated in accordance with clause 9 less the Liabilities.

Officially Quoted: quotation on the official list of the ASX, including when quotation is suspended for a continuous period of not more than 60 days. Official Quotation has the corresponding meaning.

Operating Income: the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Manager; and

(e) any other amount that the Manager considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust.

Option: an option granted by the Manager in respect of an unissued Unit.

Paid-up Proportion: the number obtained by adding each Partly Paid Unit multiplied by its Relevant Percentage.

Partly Paid Unit: a Unit on which the Application Price has not been paid in full.

Prescribed Time: 2:00pm Sydney time, or such other time or times as the Manager determines.

Quarter: each 3 month period ending on the Quarter End Date or such shorter period of time if the period ends on the date of Termination of this Trust or the date of retirement of the Manager or commences on the date of commencement of the Trust.

Quarter End Date: each 31 March, 30 June, 30 September and 31 December and if the effective date of termination of the Trust or retirement of the Manager is another date, that date.

Ratings Agency: any internationally recognised ratings agency as determined by the Manager.

Realisation Date: the date of Exchange.

Redemption Price: is the price determined in accordance with clause 9.1.

Register: the register of Members kept by the Manager under the Corporations Act.

Registered: recorded in the Register.

Registered Scheme: means a scheme required to be registered pursuant to Section 601EB of the Corporations Act.

Registration: recording in the Register.

Related Entity has the meaning given in the Corporations Act 2001

Relevant Percentage: in the case of a Partly Paid Unit the percentage calculated in accordance with the following formula at the relevant time:

$$\frac{A - B}{A} \times \frac{100}{1}$$

where

A means the sum determined by dividing Net Asset Value plus the Aggregate Unpaid Amount by the number of Units in issue;

B means the amount of the Application Price of the Unit which is unpaid.

Relevant Period: the period specified in a Divestment Notice under clauses 29.1 and 29.2.

Relevant Units: the Units specified in a Divestment Notice.

Resolution:

(a) a resolution passed at a meeting of Members in the Trust:

(i) on a show of hands, by the required majority of Members present in person or by proxy and voting on the show of hands; or

(ii) on a poll, by the required majority of votes cast by Members present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this constitution or any applicable law provides otherwise, the "required majority" is a simple majority.[39]

Restriction Agreement: a restriction agreement within the meaning and for the purposes of the Listing Rules.

Restricted Securities: has the same meaning as in the Listing Rules.

SCH: stands for securities clearing house and in the SCH Business Rules means ASX Settlement and Transfer Corporation Pty Limited (ACN 008 504 532) as the operator of an approved clearing and settlement facility under the Corporations Act.

SCH Business Rules means the rules that govern the operation of the CHESS, the electronic transfer and settlement system and the CHESS Subregister.

SEATS: has the same meaning as in the SCH Business Rules.

Security: means while the Units are Stapled, a Stapled Security and while the Units are not Stapled, a Unit.

Small Holder: is a Member who is a holder or a joint holder of a Small Holding.

Small Holding: is a holding of Units created by the transfer of a parcel of Units the aggregate Market Value of which at the time a proper SCH transfer was initiated or a proper based transfer was lodged, was less than a marketable parcel of Units as provided under the Listing Rules.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: means Australand Holdings Limited (ACN 008 443 696).

---

[39] Circumstances where a special resolution is required include a vote on amendments to this constitution if necessary (see section 601GC(1)(a)). For voting on winding up by Members and choosing a new responsible entity see sections 601FL and 601NB.

Stapled Entity: means Australand Property Trust, the Stapled Company and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this constitution and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and APT Units is to commence as determined by the Manager.

Subsidiary: of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or a trust which is controlled by the first within the meaning of control under section 50AA of the Corporations Act.

Sub Trust: is each trust which is wholly owned and controlled by the Manager in its capacity as Manager of the Trust, whether established before or after the date of the Information Memorandum.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government including GST or any amount recovered from the Manager by way of reimbursement of GST or any amount included either expressly or impliedly in an amount paid or payable by the Manager on account of GST, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 (*1936 Act*), the Income Tax Assessment Act 1997 (*1997 Act*) or both the 1936 Act and the 1997 Act, as appropriate.

Trading Day: those Business Days on which buying and selling occurs through SEATS.

Transaction Costs: when calculating the Application Price of a Unit, the Manager's estimate of the total cost of acquiring the Assets, provided that subject to the Corporations Act[40] the Manager may in connection with any particular application for Units deem these costs to be a lesser sum or zero.

Trust: the trust constituted under or governed by this constitution.

Trust Fund: means each amount held by the Manager under clause 3.1 of this deed in respect of the Trust together with any other property which the Manager receives, has vested in it or otherwise acquires to hold on the trusts of this deed, and any property which represents the proceeds of sale of any such property.

---

[40] See section 601FC(1)(d)

Trust Property: all properties held by the Trust or a Sub Trust.

Uncalled Amount: in respect of a Unit, the amount of the Application Price which has not been paid or called under this constitution.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution.

User Pays Fees: any cost incurred in relation to:

(a) an entitlement to a payment or a payment to or from the Trust in respect of a Member; or

(b) any act or omission requested by a Member,

which the Manager considers should be borne by that Member.

Valuation Time: a time at which the Manager calculates Net Asset Value.

VWAP: the average of the daily volume weighted average sale price per Stapled Security sold on ASX during the relevant period, but does not include any transaction defined in the ASX Market Rules as a "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings or any overseas trades or trades pursuant to the exercise of options over Stapled Securities.

For the purposes of calculating VWAP, if, on some or all of the Market Days in the relevant period, Stapled Securities have been quoted on ASX as cum any distribution or entitlement but Stapled Securities will be issued ex such distribution or entitlement, then the VWAP on the Market Days on which those Stapled Securities have been quoted cum distribution or entitlement shall be reduced by an amount equal to:

(a) in the case of a distribution, the amount of that distribution including, if the distribution is franked, the amount that would be included in the assessable income of the recipient of the distribution who is both a resident of Australia and a natural person under the *Income Tax Assessment Act 1936* (Cwlth) (or the *Income Tax Assessment Act 1997* (Cwlth), as the case may be (as consolidated, amended, re-enacted or replaced) or any other Act setting the rate of income tax payable and any regulation promulgated under it);

(b) in the case of an entitlement which is traded on ASX on any of those Market Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Market Days on which those entitlements were traded; or

(c) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the responsible entity of the Australand ASSETS Trust. Any such determination must be verified by an independent valuer.

Conversely, where on some or all of the Market Days in the relevant period, Stapled Securities have been quoted on ASX as ex any distribution or

entitlement but Stapled Securities will be issued cum such distribution or entitlement, then the VWAP on the Market Days on which those Stapled Securities have been quoted ex distribution or entitlement shall be increased in accordance with (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Market Days during that period Stapled Securities were subject to a trading halt or suspended, the period shall be extended by the number of Market Days on which Stapled Securities were not able to be traded or were suspended.

Where Stapled Securities are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the period over which the VWAP is calculated, the VWAP will be adjusted by the responsible entity of the Australand ASSETS Trust as it considers appropriate and these provisions will be construed accordingly. Any such adjustment must be approved by an independent firm of accountants.

32.2 Interpretation

Unless the contrary intention appears, in this constitution:

(a) terms defined in the Corporations Act are used with their defined meaning;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c) the singular includes the plural and vice versa;

(d) the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e) amend includes delete or replace;

(f) person includes a firm, a body corporate, an unincorporated association or an authority;

(g) the cover page, contents, headings (except in so far as they are used as a means of cross reference), footnotes, marginal notes and finding lists are for convenience only and do not affect interpretation of this constitution;

(h) a reference to a year (other than a Financial Year) or month means a calendar year or calendar month respectively;

(i) a reference to dollars or $ is a reference to the currency of Australia.

32.3 Other documents

A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

32.4 Constitution legally binding[41]

This constitution binds the Manager and each present and future Member and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

32.5 Severance

If all or part of any provision contained in this constitution is void or invalid or would otherwise result in all or part of this constitution being void or invalid for any reason, then such part is to be severed from this constitution without affecting the validity or operation of any other provision of this constitution.

32.6 Governing law

This constitution is governed by the law in force in the place specified in the Details.

32.7 Other obligations excluded

Except as required by the Corporations Act all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute.

EXECUTED as a deed

[41] Refer Section 601GB

Schedule 1 - When Trust is not a Registered Scheme

The following provisions operate when the Trust is not a Registered Scheme:

9 Redemption Price of Units

Replacement clause 9.2 applies as follows:

9.2 Each of the variables in clause 9.1 must be determined at the next Valuation Time after the Manager receives a withdrawal request.

10 Withdrawal procedures

Clause 10.4 does not apply

Replacement clause 10.5 applies as follows:

10.5 The Manager must satisfy a withdrawal request in respect of a Unit by payment from the Assets of the Redemption Price calculated in accordance with clause 9. The payment must be made within a reasonable period.

Clauses 10.7 to 10.12 do not apply

14 Power of the Manager

New clause 14.9A applies as follows:

14.9A The Manager must act in accordance with the directions given from time to time by the sole Member (if there is only one Member) or jointly by all Members so as to allow the sole Member or the Members acting together to have day-to-day control over the operations of the Trust. The Manager may seek directions from the sole Member or the Members on any matter.

15 Retirement of the Manager

Replacement clause 15.1 applies as follows:

15.1 The Manager may retire on 3 months' notice to Members (or such shorter period as they agree). On retirement, the Manager may appoint in writing another person to be the Manager.

18 Meetings of Members

A new clause 18.3A applies as follows:

Notice Period

18.3A At least 10 days' notice of a meeting must be given to Members or a Class of Member or such shorter notice as they agree.

A new clause 18.4A applies as follows:

Quorum

18.4A The quorum for a meeting of Members is at least 2 Members present in person or by proxy together holding at least 10% of all Units, unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

A new clause 18.9A to 18.9E applies as follows:

Voting

18.9A Voting is by a show of hands, unless a poll is duly demanded or the Resolution proposed is required by this deed or by law to be decided by a percentage of all Units.

17.9B Subject to the rights, obligations and restrictions attaching to any particular Units or Class, each Member which is present in person or by proxy has:

(a) on a show of hands, one vote; and

(b) on a poll, for each fully paid Unit held, one vote for each dollar of the value of the total Units held in the Trust and for each Partly Paid Unit held, a pro rata fraction of a vote equal to the proportion which the amount paid-up bears to the total fully paid dollar value of Units held rounded to the nearest 2 decimal places or such other number as the Manager determines prior to the meeting.

For the purposes of this clause 18.9B, the value of a Unit in the Trust is the amount the Manager determines to be the price a willing but not anxious buyer would pay for the Unit if it was sold on the Business Day immediately before the day on which the poll is taken.

In the case of joint Members, only the first named in the Register may vote unless the Manager otherwise agrees. In the case of an equality of votes the chair has a casting vote.

Poll

18.9C A poll may be demanded before or on declaration of the result of a show of hands by either:

(a) the chair; or

(b) at least 2 Members present in person or by proxy holding itself or between it and other Members demanding the poll at least 10% of Units.

Proxies

18.9D A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act 2001 (Cth). A proxy delivered by facsimile is valid unless proved not to be genuine. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives

18.9E A body corporate may be represented at a meeting by a person appointed in the manner provided in the Corporations Act 2001 (Cth). The Manager may accept a certificate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

26 Compliance Committee

Clause 26 does not apply.

27 Complaints

Clause 27 does not apply.

32 Interpretation

The definition of Manager is replaced with the following definition:

Manager means the trustee of the Trust, and the first trustee is Australand Wholesale Holdings Limited.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Apr-2006 18:56:26
Announcement No.	00150

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) 2006 First Quarter Financial Statement Announcement; and (2) CCT increases distributable income by 15% in 1Q 2006."

Description

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), has today issued an announcement and a news release on the above matters.

For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.

Attachments:

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2006 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS

	1Q 2006	1Q 2005	Variance	
	Actual S$'000	**Actual** S$'000	**Favourable / (Unfavourable)**	
			S$'000	%
Gross Revenue	29,665	27,441	2,224	8
Net Property Income	21,827	19,865	1,962	10
Net Income	18,361	14,031	4,330	31
Taxable Income	15,394	14,039	1,355	10
Distributable Income [1]	**15,394**	**13,337**	**2,057**	**15**
Distribution Per Unit (cents)				
For period	**1.72¢**	**1.59¢**	**0.13¢**	**8**
Annualised	**6.97¢**	**6.45¢**	**0.52¢**	**8**

Footnotes

(1) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005.

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by a First Supplemental Deed dated 15 July 2005 and a Second Supplemental Deed dated 20 April 2006.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005. As at 31 March 2006, CCT's portfolio comprise of 8 properties, namely Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT has entered into a conditional put and call option agreement with Tincel Properties (Private) Limited to acquire Raffles City. The acquisition is subject to the approval by the unitholders of CCT at an extraordinary general meeting expected to be held in June/July 2006 with the completion of the acquisition expected to take place around end August 2006.

CCT has also entered into a collaboration agreement with CapitaMall Trust ("CMT") to establish a joint ownership vehicle for the purpose of acquiring Raffles City. Under the terms of the joint ownership, CCT and CMT will hold an interest of 60% and 40% respectively in the joint ownership vehicle.

On 12 April 2006, CCT has completed its investment in 100% of the junior bonds worth RM45 million (about S$20 million) issued by Aragorn ABS Berhad, a special purpose vehicle in an asset-backed securitization structure to own Wisma Technip, a prime office asset in Malaysia. This represents CCT's first overseas foray in its identified market of Kuala Lumpur, Malaysia.

With effect from 1 July 2005, the distributable income to unitholders has increased to 100% of the taxable income available for distribution to unitholders. Prior to that, the distributable income to unitholders was based on 95% of taxable income.

1(a) Statement of Total Return & Distribution Statement

(For a review of the performance, please refer to paragraph 8 on page 11,12)

	1Q 2006 S$'000	1Q 2005 S$'000	Change %
<u>Statement of Total Return</u>			
Gross rental income	25,973	23,874	9
Car park income	2,508	2,367	6
Other income	1,184	1,200	(1)
Gross revenue	**29,665**	**27,441**	**8**
Property management fees	(618)	(614)	1
Property tax	(2,118)	(2,032)	4
Other property operating expenses [1]	(5,102)	(4,930)	4
Property operating expenses	**(7,838)**	**(7,576)**	**4**
Net property income	**21,827**	**19,865**	**10**
Interest income	362	126	187
Gain from re-measurement of derivatives [2]	2,926	-	Nm
Manager's management fees	(1,572)	(1,288)	22
Trust expenses	(665)	(1,040)	(36)
Finance costs	(4,517)	(3,632)	24
Net income	**18,361**	**14,031**	**31**
Total return for the period before tax	**18,361**	**14,031**	**31**
Income tax [3]	-	(141)	(100)
Total return for the period after tax	**18,361**	**13,890**	**32**
<u>Distribution Statement</u>			
Net income	**18,361**	**14,031**	**31**
Net tax adjustments [4]	(2,967)	8	(37,188)
Taxable income available for distribution to unitholders	**15,394**	**14,039**	**10**
Distributable income to unitholders [5]	**15,394**	**13,337**	**15**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	1Q 2006 S$'000	1Q 2005 S$'000	Change %
Depreciation and amortization*	61	50	22
Allowance for doubtful debts and bad debts written off	-	(6)	(100)

* Amortization refers to the amortization of tenancy works.

(2) Gain from the re-measurement of derivatives relating to the fair value of the interest rate swaps.

(3) The income tax provision for 1Q 2005 was based on 5% of taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(4) Included in the net tax adjustments are the following:

	1Q 2006 S$'000	1Q 2005 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	65	61	7
Gain from re-measurement of derivatives	(2,926)	-	Nm
Temporary differences and other adjustments	(106)	(53)	(100)
Net tax adjustments	(2,967)	8	(37,188)

(5) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005.

Nm – not meaningful

1(b)(i) Balance sheet as at 31 March 2006 vs 31 December 2005

	31 Mar 2006 S$'000	31 Dec 2005 S$'000	Change %
Non-current assets			
Plant and equipment	261	294	(11)
Investment properties	2,079,581	2,076,100	-
Total non-current assets	**2,079,842**	**2,076,394**	**-**
Current assets			
Trade and other receivables	1,809	1,518	19
Derivative asset [1]	4,170	1,244	235
Cash and cash equivalents	43,508	64,197 [2]	(32)
Total current assets	**49,487**	**66,959**	**(26)**
Total assets	**2,129,329**	**2,143,353**	**(1)**
Current liabilities			
Trade and other payables	19,706	20,794	(5)
Short term borrowings	76,000	76,000	-
Provision for taxation	666	666	-
Total current liabilities	**96,372**	**97,460**	**(1)**
Non-current liabilities			
Long term borrowings	580,042	580,042	-
Other non-current liabilities	10,205	9,505	7
Total non-current liabilities	**590,247**	**589,547**	**-**
Total liabilities	**686,619**	**687,007**	**-**
Net assets	**1,442,710**	**1,456,346**	**(1)**
Represented by :			
Unitholders' funds	**1,442,710**	**1,456,346**	**(1)**

Footnotes

(1) This relates to the fair value of the interest rate swaps.

(2) This includes the distributable income of S$32.0 million for the period of 1 July 2005 to 31 December 2005 which was paid on 28 February 2006.

1(b)(ii) Aggregate amount of borrowings and debt securities

	31 Mar 2006 S$'000	31 Dec 2005 S$'000
Secured borrowings		
Amount repayable after one year	580,042	580,042
Amount repayable in one year or less, or on demand	76,000	76,000
	656,042	656,042

Details of any collaterals

As security for the secured long term borrowings of S$580 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties [1];

(ii) an assignment of the insurance policies relating to the Initial Investment Properties;

(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;

(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;

(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and

(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

As security for the secured short term borrowings of S$76 million, CCT has granted in favour of the lender the following:

(i) a mortgage over HSBC Building;

(ii) an assignment of the insurance policy relating to HSBC Building; and

(iii) an assignment of the rental proceeds and tenancy agreement of HSBC Building.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

1(c) Cash flow statement

	1Q 2006 S$'000	1Q 2005 S$'000
Operating activities		
Net income	18,361	14,031
Adjustment for		
Interest income	(362)	(126)
Depreciation of plant and equipment	32	41
Amortization of tenancy works	29	9
Amortization of rent incentives	181	78
Allowance for doubtful debts	-	(6)
Finance costs	4,517	3,632
Gain from re-measurement of derivatives	(2,926)	-
Operating income before working capital changes	**19,832**	**17,659**
Changes in working capital		
Trade and other receivables	(501)	(633)
Trade and other payables	(289)	2,274
Security deposits	(234)	989
Cash generated from operations activities	**18,808**	**20,289**
Investing activities		
Interest received	362	146
Subsequent expenditure on investment property	(3,481)	(66)
Purchase of plant and equipment	-	(9)
Cash flows from investing activities	**(3,119)**	**71**
Financing activities		
Distribution to unitholders	(31,997)	(33,481)
Finance costs paid	(4,381)	(3,632)
Cash flows from financing activities	**(36,378)**	**(37,113)**
Increase in cash and cash equivalents	**(20,689)**	**16,753**
Cash and cash equivalents at beginning of period	**64,197**	**60,254**
Cash and cash equivalents at end of period	**43,508**	**43,501**

1(d) **Statement of changes in unitholders' funds**

	1Q 2006 S$'000	1Q 2005 S$'000
Balance as at beginning of period	**1,456,346**	**1,373,647**
Operations		
Net increase in net assets resulting from operations	18,361	13,890
Unitholders' transactions		
Distribution to unitholders	(31,997)	(33,481)
Net (decrease) / increase in net assets resulting from unitholders' transactions	**(31,997)**	**(33,481)**
Total (decrease) / increase in net assets	**(13,636)**	**(19,591)**
Balance as at end of period	**1,442,710**	**1,354,056**

1(e) **Details of any change in the units**

	1Q 2006 Units	1Q 2005 Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Balance as at end of period	**896,270,700**	**839,116,700**

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2005.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

	1Q 2006	1Q 2005
Number of units on issue at end of period	896,270,700	839,116,700
Weighted average number of units as at end of period	896,270,700	839,116,700
Earnings per unit (EPU)		
Based on the weighted average number of units as at end of period	2.05¢	1.66¢
Based on fully diluted basis	2.05¢	1.66¢
Distribution per unit (DPU)		
Based on the number of units as at end of period	1.72¢	1.59¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	31 Mar 2006	31 Dec 2005
NAV per unit	$1.61	$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	$1.59	$1.59

8 Review of the performance

8(i) Statement of Total Return

	1Q 2006 S$'000	1Q 2005 S$'000	Increase/ (Decrease) %
Gross revenue	29,665	27,441	8
Property operating expenses	(7,838)	(7,576)	4
Net property income	21,827	19,865	10
Other income	362	126	187
Gain from re-measurement of derivatives[1]	2,926	-	Nm
Manager's management fees	(1,572)	(1,288)	22
Trust expense	(665)	(1,040)	(36)
Finance costs	(4,517)	(3,632)	24
Net income	18,361	14,031	31
Total return for the period before income tax	**18,361**	**14,031**	**31**
Income tax[2]	-	(141)	(100)
Total return for the period after income tax	**18,361**	**13,890**	**32**

Distribution Statement

	1Q 2006 S$'000	1Q 2005 S$'000	Increase/ (Decrease) %
Net income	18,361	14,031	31
Net tax adjustments	(2,967)	8	(37,188)
Taxable income available for distribution to unitholders	15,394	14,039	10
Distributable income to unitholders	**15,394**	**13,337**	**15**
Earnings per unit (cents)	2.05¢	1.66¢	0.39¢
Distribution per unit (cents)	1.72¢	1.59¢	0.13¢

Footnote

(1) Gain from the re-measurement of derivatives relating to the fair value of the interest rate swaps.

(2) The income tax provision for 1Q 2005 was based on 5% of taxable income withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

8(ii) **Breakdown of total gross revenue (by property)**

	1Q 2006 S$'000	1Q 2005 S$'000	Increase/ (Decrease) %
Capital Tower	10,637	10,211	4
6 Battery Road	7,776	8,126	(4)
HSBC Building	2,051	-	Nm
Starhub Centre	3,199	2,976	7
Robinson Point	1,518	1,375	10
Bugis Village	2,049	1,905	8
Golden Shoe Car Park	1,891	1,918	(1)
Market Street Car Park	544	930	(42)
Total gross revenue	**29,665**	**27,441**	8

8(iii) **Breakdown of net property income (by property)**

	1Q 2006 S$'000	1Q 2005 S$'000	Increase/ (Decrease) %
Capital Tower	7,480	7,284	3
6 Battery Road	5,690	6,004	(5)
HSBC Building	2,000	-	Nm
Starhub Centre	2,324	2,008	16
Robinson Point	1,061	891	19
Bugis Village	1,605	1,542	4
Golden Shoe Car Park	1,323	1,438	(8)
Market Street Car Park	344	698	(51)
Total net property income	**21,827**	**19,865**	10

Review of performance 1Q 2006 vs 1Q 2005
Gross revenue for 1Q 2006 is higher than 1Q 2005 by S$2.2 million or 8%. This is mainly due to additional revenue of S$2.1 million derived from the acquisition of HSBC Building, higher car park income and partially offset against lower income from the retail space at Market Street Car Park due to the commencement of asset enhancement work in November 2005.

Property operating expenses are higher in 1Q 2006 by S$0.3 million or 4% due to higher cyclical works carried out in this quarter and higher utilities costs incurred. This is partially offset by lower marketing fees. Utilities cost is expected to increase further due to higher electricity tariff.

Interest income is higher in 1Q 2006 by S$0.2 million or 187% due to higher cash on hand and higher deposit rates.

Trust expenses are lower in 1Q 2006 by S$0.4 million or 36% due to lower professional fees and unitholders' expenses.

Finance costs are higher in 1Q 2006 by $0.9 million or 24% due to additional borrowings of S$76.0 million incurred to part finance the acquisition of HSBC Building on 29 April 2005 and higher interest costs due to the refixing of S$250.3 million term loan which reverted to floating rate in March 2006.

Interest rate swap contracts for S$250 million have been put in place to fix the interest costs for periods of 5 to 7 years, thus extending the weighted average term to expiry from 1.6 years to 4.1 years. This would result in an average all-in interest rate of 3.5% for the portfolio.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

There is no forecast disclosed to the market.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy grew at a faster pace in the first quarter of 2006. Advanced estimates by the Ministry of Trade and Industry indicated that real GDP rose by 9.1% in the quarter compared to the same period last year. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 1.2%, easing from the 12.5% expansion in the preceding quarter. Nevertheless, the strong start to the year puts the economy on track to hit the upper end of the Government's 4-6% growth forecast for the whole of 2006, after last year's 6.4% expansion.

Singapore's economy and business outlook continues to remain attractive for foreign multinationals looking to invest or establish their Asian operations here. The city continues to be ranked highly against the world's other competitive nations based on barometers such as business competitiveness, economic freedom, best governed nation and best city to live and work in. Demand for office space is likely to remain strong in 2006.

According to URA, island-wide office occupancy reached 87.2% as at end 2005, compared to 84.0% a year ago. A report by CB Richard Ellis ("CBRE") mentioned that the office market has moved beyond the recovery phase into a strengthening mode, whereby rents are poised to rise at a faster pace. Prime office rents as at end March 2006 reached S$5.60 psf per month, up from S$5.20 psf per month in the previous quarter and S$4.65 psf per month a year ago. With optimism in the office property market, CBRE has projected that average prime and Grade A office rents will rise to S$6.50 psf per month and S$7.20 psf per month respectively by end-2006.

Outlook for 2006

The manager of CapitaCommercial Trust expects rental rates and demand for office space to strengthen in 2006. As CCT's portfolio consists predominantly of prime office buildings, it is expected to benefit from the office market growth.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?
No

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods?
No

12 If no distribution has been declared/recommended, a statement to that effect

No distribution has been declared/recommended for the current financial period.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
21 April 2006



NEWS RELEASE **For Immediate Release**



CCT increases distributable income by 15% in 1Q 2006

Further upside expected for Singapore office rental market in 2006 due to strong demand and limited supply

Singapore, 21 April 2006 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$15.4 million for the first quarter of financial year 2006 ("1Q 2006"), achieving a 15% increase over the S$13.3 million reported for the corresponding period in 2005 ("1Q 2005"). The higher distributable income was recorded on the back of a 10% rise in net property income to S$21.8 million, compared to S$19.9 million in 1Q 2005. Distribution per unit ("DPU") grew by 8% to 1.72¢ in 1Q 2006 from 1.59¢ in 1Q 2005.

The total return from CCT in 1Q 2006 was 22%. This is based on the respective closing price of S$1.48 on 1 January 2006 and S$1.79 on 31 March 2006 and includes the DPU of 1.72¢ in 1Q 2006. CCT is currently trading at a yield of 3.9% as computed from the annualised distribution per unit of 6.97¢ and its closing price of S$1.79 per unit on 20 April 2006.

Summary of CCT Results

	1Q 2006	1Q 2005	Variance	
	Actual (S$'000)	Actual (S$'000)	S$'000	%
Gross Revenue	29,665	27,441	2,224	8
Net Property Income	21,827	19,865	1,962	10
Distributable Income [1]	15,394	13,337	2,057	15
Distribution Per Unit				
For the period	1.72¢	1.59¢	0.13¢	8
Annualised	6.97¢	6.45¢	0.52¢	8

[1] The distributable income is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of taxable income available for distribution to unitholders from 1 July 2005.

Sum Soon Lim, Chairman of CCTML said, "CCT has done very well in achieving a 15% increase in distributable income compared to the first quarter last year. CCT's strategy of proactive asset management, and acquisition of strategic and yield-accretive properties has proven to be effective. Improving economic conditions and positive regulatory measures in Singapore have also contributed to the good performance. With continued economic growth in Singapore, demand fundamentals will remain strong for the office sector. Looking ahead, CCT's well-managed and quality portfolio will benefit from the potential upside since there is a limited supply of prime office space. "

David Tan, CEO of CCTML said, "Riding on stronger demand for office space, we expect CCT's well-located properties to have positive rental reversions when the existing leases are up for renewal, or when new leases are signed. CCT's portfolio will grow in 2006 as we work towards completing the purchase of Raffles City, while pursuing other prime acquisitions in Singapore and overseas. Assuming successful completion of the Raffles City transaction, CCT's asset size will be at least S$3.5 billion by the third quarter of 2006."

Portfolio Highlights

CCT's committed occupancy stands close to 100% [2] as at 31 March 2006, as compared to 96% a year ago. From a total of 27,000 sq m [2] of net lettable area due for renewal in 2006, 39% has already been renewed by 1Q 2006. The retention ratio for renewals was 82% as at 31 March 2006. Generally, most of CCT's properties have enjoyed positive rental reversions from the new leases and renewals committed for the quarter.

Singapore – Proposed Raffles City Acquisition

As previously announced on 19 March 2006, CCT signed a conditional put and call option agreement with Tincel Properties (Private) Limited ("TPPL") to acquire Raffles City ("RC"), located in Singapore's Central Business District. The total purchase consideration is S$2.166 billion with a projected annualised property yield of 4.9% for 2006 and 5.1% for 2007. The transaction is expected to be completed by end-August 2006.

Overseas - Investment in Malaysia

On 12 April 2006, CCT has completed its investment in 100% of the junior bonds worth RM45 million (about S$20 million) issued by Aragorn ABS Berhad, a special purpose vehicle in an asset-backed securitisation structure to own Wisma Technip, a prime office asset in Malaysia. This is CCT's first overseas foray into its identified market of Kuala Lumpur, Malaysia.

---

2 Excludes the retail space in two properties - the Market Street Car Park and Golden Shoe Car Park – which are currently undergoing enhancement works.

Office Market Outlook

Estimates by Singapore's Ministry of Trade and Industry show a growth in gross domestic product ("GDP") of 9.1% in 1Q 2006, compared to the corresponding period in 2005. Singapore's strong economic performance and recovering job market has visibly improved demand for office space. According to the CB Richard Ellis Q1 2006 MarketView, prime office rents as at end-March 2006 reached S$5.60 psf per month, up from S$5.20 psf per month in the previous quarter and S$4.65 psf per month a year ago. With optimism in the office property market, CB Richard Ellis has projected that average prime and Grade A office rents will rise to S$6.50 psf per month and S$7.20 psf per month respectively by end-2006.

Kuala Lumpur, Malaysia - An increasingly tight supply of quality office space in Kuala Lumpur, Malaysia has prompted total rental growth in 2005 to go up 14% year-on-year according to Colliers International Regional Research February 2006 Quarterly Update. The report also said that the office market is expected to perform well in tandem with prospective GDP growth in 2006, anticipated in the range of 4.9% to 5.4%.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of S$1.6 billion based on closing price of S$1.79 per unit on 31 March 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in Singapore and an office asset in Kuala Lumpur, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip in Malaysia.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:

Ho Mei Peng, DID: (65) 6826 5586; Email: ho.meipeng@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Apr-2006 19:53:29
Announcement No.	00144

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement as attached for information.
Attachments:	RHL_Announcement_24Apr06.pdf Total size = **18K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

ANNOUNCEMENT

The Board of Directors of Raffles Holdings Limited (the "**Company**") refers to the announcement dated 19 March 2006 (the "**Announcement**") made by the Company in connection with the proposed sale (the "**Sale**") of the "Raffles City" complex by its 45 per cent. associated company, Tincel Properties (Private) Limited, to CapitaCommercial Trust ("**CCT**"). As stated in the Announcement, upon completion of the Sale, the Company does not intend to invest in or acquire any new businesses, and proposes to distribute all available cash to shareholders of the Company ("**Shareholders**") after making provisions for tax and other liabilities.

As stated in the Announcement, the Sale is conditional upon, *inter alia*, the approval of Shareholders and the approval of the unitholders of CCT. The Capital Distribution, in turn, is conditional upon, *inter alia*, the completion of the Sale, the approval of Shareholders of a special resolution for the Capital Reduction, and the approval of the High Court of Singapore ("**High Court**") for the Capital Reduction.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Announcement.

Clean Exit for Shareholders

The Directors wish to announce that the Company is exploring various options to provide Shareholders with a clean exit from their Shares upon completion of the Sale and the distribution of all available cash, including but not limited to a voluntary de-listing of the Shares with an exit offer in cash to be made to Shareholders.

The Company expects to be in a position to finalise and announce the terms of such exit for Shareholders in the fourth-quarter of 2006, after receiving the proceeds from the Sale and after the distribution of cash.

Cash to be distributed to Shareholders

The Company stated in the Announcement that assuming the Sale had been completed on 31 December 2005, the Company's pro forma consolidated net tangible assets ("**NTA**") per share would increase from S$0.62 to S$0.73. The actual amount of cash available for distribution to Shareholders may differ from the pro forma NTA per share of S$0.73 as it will depend upon, *inter alia*, the actual NTA of the Company at the time of such distribution, the provisions to be made for tax and other liabilities, and the number of Shares in issue.

Therefore, of the total amount of cash available for distribution to Shareholders, the Company currently envisages that:

(a) a cash equivalent of 2.0 cents per Share is expected to be distributed in May 2006 by way of payment of a final dividend, subject to the approval of Shareholders at the Company's Annual General Meeting to be held on 27 April 2006;

(b) all remaining available cash is expected to be distributed to Shareholders in the fourth-quarter of 2006 after the Company receives the proceeds from the Sale and receives the necessary regulatory approvals, including the sanction of the High Court for the Capital Reduction, and after making provisions for tax and other liabilities. Such distribution of available cash will likely take the form of the Capital Distribution as well as a special interim dividend; and

(c) any residual NTA in the Company upon completion of the Capital Distribution and payment of the special interim dividend will be taken into account in any structure implemented to provide Shareholders with a clean exit from their Shares.

The Company will make an appropriate announcement as and when it is in a position to determine the amounts to be distributed to Shareholders.

In the meantime, the Company advises that Shareholders exercise caution when dealing in the Shares and to refrain from taking any action in respect of their Shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 24 April 2006



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF FIRST QUARTER 2006 FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release its financial results for the first quarter ended 31 March 2006 on Wednesday, 10 May 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
25 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Apr-2006 19:38:01
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) 2006 first quarter unaudited financial statement and distribution announcement; and (2) CMT achieves 10.02% higher first quarter 2006 distribution per unit."
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITAMALL TRUST

2006 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2004	FY 2005	1 January to 31 March 2006		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast [1] S$'000	% Change
Gross Revenue	177,239	243,087	76,682	72,614	5.6
Net Property Income	114,210	154,081	51,394	47,578	8.0
Taxable Income Available for Distribution	98,105	126,782	41,758	37,490	11.4
Distributable Income [2]	98,105	126,782	37,582	37,490	0.3
Taxable Income available for distribution per unit (cents)					
For the period	9.48¢	10.23¢	3.02¢	2.71¢	11.4
Annualised	9.48¢	10.23¢	12.27¢	11.00¢	11.4
Distribution Per Unit ("DPU") (cents)					
For the period	9.48¢	10.23¢	2.72¢	2.71¢	0.3
Annualised	9.48¢ [3]	10.23¢ [3]	11.04¢	11.00¢	0.3

Footnotes:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005.*
2. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT is distributing 90% of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 11.04 cents is 10.2% higher than the annualised DPU of 10.02 cents for the 1st quarter ended 31 March 2005.*
3. *Refer to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT Circular dated 18 October 2005, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 January 2006 to 31 March 2006
Distribution type	Income
Distribution rate	2.72 cents per unit
Book closure date	05 May 2006
Payment date	30 May 2006

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

1(a)(i) **Statement of total return (1Q 2006 vs 1Q 2005)**

For a review of the performance, please refer to paragraph 8.

	Trust and its associate			Trust		
	1Q 2006[1] S$'000	1Q 2005 S$'000	% Change	1Q 2006[1] S$'000	1Q 2005 S$'000	% Change
Gross rental income	71,016	51,063	39.1	71,016	51,063	39.1
Car park income	2,086	1,806	15.5	2,086	1,806	15.5
Other income	3,580	2,322	54.2	3,580	2,322	54.2
Gross revenue	**76,682**	**55,191**	38.9	**76,682**	**55,191**	38.9
Property management fees	(2,892)	(2,040)	41.8	(2,892)	(2,040)	41.8
Property tax	(6,819)	(5,192)	31.3	(6,819)	(5,192)	31.3
Other property operating expenses [2]	(15,577)	(12,562)	24.0	(15,577)	(12,562)	24.0
Property operating expenses	**(25,288)**	**(19,794)**	27.8	**(25,288)**	**(19,794)**	27.8
Net property income	**51,394**	**35,397**	45.2	**51,394**	**35,397**	45.2
Interest income	233	2	NM	1,449	1,175	23.3
Asset management fees	(4,698)	(3,427)	37.1	(4,698)	(3,427)	37.1
Trust expenses	(499)	(338)	47.6	(499)	(338)	47.6
Administrative expenses	**(5,197)**	**(3,765)**	38.0	**(5,197)**	**(3,765)**	38.0
Net income before finance costs	**46,430**	**31,634**	46.8	**47,646**	**32,807**	45.2
Finance costs	(8,551)	(4,945)	72.9	(8,551)	(4,945)	72.9
Net income	**37,879**	**26,689**	41.9	**39,095**	**27,862**	40.3
Share of profit of associate	1,228	229	436.2	-	-	-
Total return for the period before taxation	**39,107**	**26,918**	45.3	**39,095**	**27,862**	40.3
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**39,107**	**26,918**	45.3	**39,095**	**27,862**	40.3

Footnotes :

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

2. *Included as part of the other property operating expenses are the following:*

	Trust and its associate			Trust		
	1Q 2006 S$'000	*1Q 2005 S$'000*	% Change	*1Q 2006 S$'000*	*1Q 2005 S$'000*	% Change
Depreciation and amortization	194	*107*	*81.3*	194	*107*	*81.3*
Bad debts written back	-	*14*	*NM*	-	*14*	*NM*
Assets written off	-	*201*	*NM*	-	*201*	*NM*

N.M. – not meaningful

1(a)(ii) Distribution statement (1Q 2006 vs 1Q 2005)

	Trust and its associate			Trust		
	1Q 2006 S$'000	1Q 2005 S$'000	% *Change*	1Q 2006 S$'000	1Q 2005 S$'000	% *Change*
Net income before tax	37,879	26,689	41.9	39,095	27,862	40.3
Net effect of non-tax deductible items (Note A)	2,663	1,974	34.9	2,663	1,974	34.9
Interest income from associate	1,216	1,173	3.7	-	-	-
Taxable income available for distribution to unitholders	**41,758**	**29,836**	**40.0**	**41,758**	**29,836**	**40.0**
Distributable income to unitholders [1]	**37,582**	**29,836**	**26.0**	**37,582**	**29,836**	**26.0**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*2,206*	1,678	*31.4*	*2,206*	1,678	*31.4*
- Trustee's fees	*259*	*172*	*50.6*	*259*	*172*	*50.6*
- Temporary differences and other adjustments	*198*	*124*	*59.7*	*198*	*124*	*59.7*
Net effect of non-tax deductible items	*2,663*	*1,974*	*34.9*	*2,663*	*1,974*	*34.9*

Footnote:

1. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT is distributing 90% of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 11.04 cents is 10.2% higher than the annualised DPU of 10.02 cents for the 1st quarter ended 31 March 2005.*

1(b)(i) Balance sheet

As at 31 Mar 2006 vs 31 Dec 2005

	Trust and its associate			Trust		
	31 Mar 2006 S$'000	31 Dec 2005 S$'000	% Change	31 Mar 2006 S$'000	31 Dec 2005 S$'000	% Change
Non-current assets						
Plant & equipment	514	547	(6.0)	514	547	(6.0)
Investment properties [1]	3,366,414	3,365,000	-	3,366,414	3,365,000	-
Interest in an associate [2]	65,829	64,928	1.4	58,000	58,000	-
Total non-current assets	**3,432,757**	**3,430,475**	**0.0**	**3,424,928**	**3,423,547**	**0.0**
Current assets						
Trade & other receivables	14,234	13,942	2.1	14,234	13,942	2.1
Cash & cash equivalents [3]	55,385	39,147	41.5	55,385	39,147	41.5
Total current assets	**69,619**	**53,089**	**31.1**	**69,619**	**53,089**	**31.1**
Less						
Current liabilities						
Trade & other payables	78,384	77,752	0.8	78,384	77,752	0.8
Provisions for taxation	367	367	-	367	367	-
Total current liabilities	**78,751**	**78,119**	**0.8**	**78,751**	**78,119**	**0.8**
Net current (liabilities) / assets	**(9,132)**	**(25,030)**	**63.5**	**(9,132)**	**(25,030)**	**63.5**
Less						
Non-current liabilities						
Interest bearing loan	1,089,355	1,089,232	-	1,089,355	1,089,232	-
Other non-current liabilities	33,859	32,308	4.8	33,859	32,308	4.8
Total non-current liabilities	**1,123,214**	**1,121,540**	**0.1**	**1,123,214**	**1,121,540**	**0.1**
Net assets	**2,300,411**	**2,283,905**	**0.7**	**2,292,582**	**2,276,977**	**0.7**
Unitholders' funds	**2,300,411**	**2,283,905**	**0.7**	**2,292,582**	**2,276,977**	**0.7**

Footnotes:

1. *Investment properties are stated at valuation performed by independent professional valuers at the end of the year, adjusted for subsequent capital expenditure capitalized.*
2. *The increase for Trust and its associate was mainly due to the adjustment for prior year's revaluation loss on interest rate swaps on the bonds issued by associate.*
3. *The increase was mainly due to the cash available for distribution to Unitholders. As at 31 March 2006, the cash available for distribution was for the period from 1 January 2006 to 31 March 2006 whereas as at 31 December 2005, the cash available for distribution was for the period from 31 October 2005 to 31 December 2005.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	Trust and its associate and Trust	
	31 Mar 2006	31 Dec 2005
	S$'000	S$'000
Secured borrowings		
Amount repayable after one year	1,093,000	1,093,000
Less: Fees and costs in relation to debt raising exercise amortised over the tenor of secured loan	(3,645)	(3,768)
	1,089,355	**1,089,232**

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

1(c) Cash flows statement (1Q 2006 vs 1Q 2005)

	Trust and its associate	
	1Q 2006[1] S$'000	1Q 2005 S$'000
Operating activities		
Net income	37,879	26,689
Adjustments for:		
Interest income	(233)	(2)
Finance costs	8,551	4,945
Write-off of assets	-	201
Allowance for doubtful receivables	-	14
Depreciation and amortization	194	107
Asset management fee paid/payable in units	2,206	1,678
Operating income before working capital changes	48,597	33,632
Changes in working capital:		
Trade and other receivables	789	(230)
Trade and other payables	4,739	4,532
Security deposits	1,525	664
Cash generated from operating activities	**55,650**	**38,598**
Investing activities		
Interest received	227	2,400
Capital expenditure on investment properties	(5,294)	(8,678)
Purchase of plant and equipment	(21)	(64)
Cash flows from investing activities	**(5,088)**	**(6,342)**
Financing activities		
Distribution to unitholders	(25,800)	(48,970)
Interest paid	(8,629)	(5,000)
Issue and financing expenses	105	-
Cash flows from financing activities	**(34,324)**	**(53,970)**
Increase in cash and cash equivalent	**16,238**	**(21,714)**
Cash and cash equivalent at beginning of period	**39,147**	**47,191**
Cash and cash equivalent at end of period	**55,385**	**25,477**

Footnote:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

1(d)(i) **Statement of changes in unitholders' funds (1Q 2006 vs 1Q 2005)**

As at 31 Mar 2006 vs 31 Mar 2005

	Trust and its associate		Trust	
	1Q 2006[1] S$'000	1Q 2005 S$'000	1Q 2006[1] S$'000	1Q 2005 S$'000
Balance as at beginning of period	**2,283,905**	**1,622,478**	**2,276,977**	**1,610,653**
Operations				
Net income	37,879	26,689	39,095	27,862
Share of profit of associate	1,228	229	-	-
Net increase in net assets resulting from operations	**2,323,012**	**1,649,396**	**2,316,072**	**1,638,515**
Movement in hedging reserve	**889**	**(2,257)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- fair value of management fees paid in units	122	-	122	-
- management fee paid in units	-	2,059	-	2,059
Units to be issued as satisfaction of the portion of asset management fees payable in units	2,083	1,464	2,083	1,464
Distribution to unitholders [2]	(25,800)	(48,970)	(25,800)	(48,970)
Issue expenses	105	-	105	-
Net increase in net assets resulting from unitholders' transactions	**(23,490)**	**(45,447)**	**(23,490)**	**(45,447)**
Balance as at end of period	**2,300,411**	**1,601,692**	**2,292,582**	**1,593,068**

Footnotes:

1. *Sembawang Shopping Centre was acquired on 10 June 2005 while 96.7% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%) and 16 August 2005 (4.3%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
2. *Distribution for 1Q 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006. Distribution for 1Q 2005 is for the period from 2 August 2004 to 31 December 2004 paid in February 2005.*

1(d)(ii) Details of any change in the issued and issuable units (1Q 2006 vs 1Q 2005)

	Trust	
	1Q 2006 Units	1Q 2005 Units
Balance as at beginning of period	**1,379,698,467**	**1,203,200,009**
New units issued :		
- As payment of asset management fees [1]	871,247	1,055,950
Issued units as at end of period	**1,380,569,714**	**1,204,255,959**
New units to be issued		
- As payment of asset management fees [2]	893,516	726,487
Total issued and issuable units as at end of period	**1,381,463,230**	**1,204,982,446**

Footnotes:

1. *These were the performance component of the asset management for 4Q 2005 and 4Q 2004 which were issued in February 2006 and February 2005 respectively.*
   Under the Trust Deed, in respect of Tampines Mall, Junction 8 and Funan DigitaLife Mall, the performance component to be paid in the form of units will be issued at S$0.96 per unit, unless the the market price at the time of issue exceeds S$2.00 or more per unit, in which event, the units will be issued at a 25% discount from the market price. The unit had been consistently trading above the S$2.00 mark in 1Q 2006. This resulted in a lower number of units issued compared to 1Q2005 despite the increase in gross revenue stemming mainly from the 4 new acquisitions, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.
2. *These were the performance component of the asset management fees for 1Q 2006 (which will be issued in May 2006) and 1Q 2005 that have been issued in May 2005 respectively.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The trust and its associate has applied the same accounting policies and methods of computation applied in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the period ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (1Q 2006 vs 1Q 2005)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	Trust and its associate		Trust	
	1Q 2006	1 Q 2005	1Q 2006	1 Q 2005
Weighted average number of units in issue	1,380,211,782	1,203,818,185	1,380,211,782	1,203,818,185
Earnings per unit ("EPU") [1] Based on weighted average number of units in issue	2.83¢	2.24¢	2.83¢	2.31¢
Based on fully diluted basis	2.83¢	2.24¢	2.83¢	2.31¢
Number of units in issue at end of period	1,380,569,714	1,204,255,959	1,380,569,714	1,204,255,959
Distribution per unit ("DPU") Based on the number of units in issue at end of period	2.72¢ [2]	2.47¢	2.72¢ [2]	2.47¢

Footnotes:
1. *EPU is calculated based on net income after tax.*
2. *DPU for the 1st quarter ended 31 March 2006 is based on 90% of CMT's taxable income available for distribution to Unitholders.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Trust and its associate	
	31 Mar 06	31 Dec 05
NAV per unit	$1.67	$1.66
Adjusted NAV per unit (excluding the distributable income)	$1.64	$1.64

	Trust	
	31 Mar 06	31 Dec 05
NAV per unit	$1.66	$1.65
Adjusted NAV per unit (excluding the distributable income)	$1.63	$1.63

8 Review of the performance

	Trust and its associate		
	1Q 2006	1Q 2005	4Q 2005
	S$'000	S$'000	S$'000
Income statement			
Gross revenue	**76,682**	**55,191**	**71,119**
Property operating expenses	(25,288)	(19,794)	(26,257)
Net property income	**51,394**	**35,397**	**44,862**
Interest income	233	2	163
Administrative expenses	(5,197)	(3,765)	(5,984)
Finance costs	(8,551)	(4,945)	(8,030)
Net income	**37,879**	**26,689**	**31,011**

	Trust and its associate		
	1Q 2006	1Q 2005	4Q 2005
	S$'000	S$'000	S$'000
Distribution statement			
Net income	37,879	26,689	31,011
Net effect of non-tax deductible items	2,663	1,974	3,644
Interest income from associate	1,216	1,173	1,199
Taxable income available for distribution to unitholders	**41,758**	**29,836**	**35,854**
Distributable income to unitholders	**37,582**[1]	**29,836**	**35,854**
Taxable Income available for distribution per unit (cents)			
For the period	3.02	2.47	2.70
Annualised	12.27	10.02	10.74
Distribution per unit (in cents)			
For the period	2.72 [1]	2.47	2.70
Annualised	11.04 [1]	10.02	10.74

Footnote:-
1. *Based on 90% of CMT's taxable income available for distribution to Unitholders.*

Net income for Trust and its associate are below the net income for Trust due mainly to the elimination of interest income from its associate.

1Q 2006 vs 1Q 2005

Gross revenue for 1Q 2006 was S$76.7 million, an increase of S$21.5 million or 38.9% over 1Q 2005. This was mainly due to revenue of S$17.6 million from the four newly acquired malls, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. The existing five malls accounted for another S$3.9 million increase in revenue mainly due to new and renewal leases.

Property operating expenses for 1Q 2006 was S$25.3 million, an increase of S$5.5 million or 27.8% over 1Q 2005, which was mainly attributed to the acquisitions of the four new malls namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

Administrative expenses for 1Q 2006 was S$5.2 million, an increase of S$1.4 million or 38.0% over 1Q

2005. This was mainly due to increase in asset management fees as a result of higher revenue generated and higher property values under management arising mainly from the 4 new acquisitions in Year 2005, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

Finance costs for 1Q 2006 of S$8.6 million was S$3.6 million or 72.9% higher than the same quarter last year. This was mainly attributed to the increase in interest expense in association with the S$433 million loan secured on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

1Q 2006 vs 4Q 2005

Gross revenue for 1Q 2006 was S$76.7 million compared with S$71.1 million for 4Q 2005, an increase of S$5.6 million or 7.8%. This was mainly because Bugis Junction and Jurong Entertainment Centre were acquired on 31 October 2005 and their revenue contribution for 4Q 2005 were for two months against 3 months for 1Q 2006.

Property operating expenses was S$25.3 million compared with S$26.3 million for 4Q 2005, a decrease of S$1.0 million or 3.7%. Though property operating expenses for Bugis Junction and Jurong Entertainment Centre which for three months in 1Q 2006 against 2 months in 4Q 2005 were S$1.4 million higher than 4Q 2005, such increase was more than offset by the decrease in expenses for Junction 8 and Funan DigitaLife Mall. 4Q 2005 property operating expenses included write offs of assets for Junction 8 and Funan DigitaLife Mall as well as non-recurring expenses for Junction 8 and IMM.

Administrative costs for 1Q 2006 was S$5.2 million compared with S$6.0 million for 4Q 2005, a decrease of S$0.8 million or 13.2%. The decrease was mainly because 4Q 2005 included non-recurring professional and other fees incurred on the loan of S$433 million drawn down on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. This was partially offset by an increase in asset management fees in 1Q2006 arising from higher revenue and higher property values.

Finance costs was S$8.6 million, an increase of S$0.5 million or 6.5% over 4Q 2005. This was mainly because the interest expense for 1 Q 2006 was for three months compared with two months for 4Q 2005 on the S$433 million loan drawn down on 31 October 2005). The increase was partially offset by the non-recurring expenses in 4Q 2005 arising from debt raising exercise to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned only relates to review of the results for the Trust.

9(i) Income statement (Actual vs Forecast)

	Actual 1Q 2006 S$'000	Forecast [1] 1Q 2006 S$'000	% Change
Gross rental income	71,016	68,155	4.2
Car park income	2,086	1,921	8.6
Other income	3,580	2,538	41.1
Gross revenue	**76,682**	**72,614**	5.6
Property management fees	(2,892)	(2,709)	6.7
Property tax	(6,819)	(6,507)	4.8
Other property operating expenses	(15,577)	(15,820)	(1.5)
Property operating expenses	**(25,288)**	**(25,036)**	1.0
Net property income	**51,394**	**47,578**	8.0
Interest income	1,449	1,173	23.5
Asset management fees	(4,698)	(4,185)	12.3
Trust expenses	(499)	(585)	(14.7)
Administrative expenses	**(5,197)**	**(4,770)**	9.0
Net income before finance costs	**47,646**	**43,981**	8.3
Finance costs	(8,551)	(8,850)	(3.4)
Net income	**39,095**	**35,131**	11.3

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual 1Q 2006 S$'000	Forecast [1] 1Q 2006 S$'000	% Change
Net income	**39,095**	**35,131**	11.3
Net effect of non-tax deductible items	2,663	2,359	12.9
Taxable income available for distribution to unitholders	**41,758**	**37,490**	**11.4**
Distributable income to unitholders	**37,582** [2]	**37,490**	**0.3**
Taxable Income available for distribution per unit (cents)			
For the period	3.02	2.71	11.4
Annualised	12.27	11.00	11.4
Distribution per unit (in cents)			
For the period	2.72 [2]	2.71	0.3
Annualised	11.04 [2]	11.00	0.3

Footnotes:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005.*
2. *Based on 90% of CMT's taxable income available for distribution to Unitholders.*

9(iii) **Breakdown of gross revenue**

	Actual 1Q 2006 S$'000	Forecast [1] 1Q 2006 S$'000	% Change
Tampines Mall	13,279	13,015	2.0
Junction 8	10,269	10,107	1.6
Funan DigitaLife Mall	5,973	5,971	0.0
IMM Building	13,444	11,682	15.1
Plaza Singapura	16,094	15,334	5.0
Bugis Junction	13,098	12,496	4.8
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	4,525	4,009	12.8
Gross revenue	**76,682**	**72,614**	**5.6**

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005.*

9(iv) **Breakdown of net property income**

	Actual 1Q 2006 S$'000	Forecast [1] 1Q 2006 S$'000	% Change
Tampines Mall	9,581	9,073	5.6
Junction 8	7,049	6,760	4.3
Funan DigitaLife Mall	3,758	3,754	0.1
IMM Building	7,867	6,139	28.1
Plaza Singapura	11,665	10,992	6.1
Bugis Junction	8,830	8,440	4.6
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	2,644	2,420	9.3
Net property income	**51,394**	**47,578**	**8.0**

Footnote:
1. *The forecast is based on the forecast shown in CMT Circular dated 18 October 2005.*

9(v) **Review of the performance**

Gross revenue for 1Q 2006 was S$76.7million, an increase of S$4.1 million or 5.6% over the forecast for the same period. This was mainly due to higher revenue for IMM Building as a result of the rescheduling of asset enhancement initiatives which was originally forecast to start from November 2005 as well as the higher than budgeted revenue for the two latest acquired malls in 4Q 2005, Bugis Junction and Jurong Entertainment Centre. Increased rental from new and renewed leases for Plaza Singapura also contributed to the increase.

Property operating expenses for 1Q 2006 was S$25.3 million, an increase of S$0.3 million or 1.0% compared with forecast for the same period mainly due to higher than budgeted expenses for Bugis Junction and Jurong Entertainment Centre

Administrative expenses for 1Q 2006 was S$5.2 million, an increase of S$0.4 million or 9.6% over forecast for the same period. This was mainly due to higher asset management fees as a result of higher revenue generated and higher property values under management.

Finance cost for the period was S$8.6 million, a decrease of S$0.3 million or 3.2% over forecast for the same period. The forecast assumed additional loan drawn down to finance the IMM asset enhancements, which has now been rescheduled to commence end March 2006.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy grew by a healthy 6.4% in 2005.

Projection for 2006 is forecasted to be between 4.0 to 6.0%. Advanced Gross Domestic Product (GDP) estimates for 1Q 2006 show that real GDP rose by 9.1% in the quarter compared to the same period in 2005. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP rose by 1.2%.

All major sectors, except construction, are expected to show growth in 1Q 2006. The services producing industries are estimated to have grown by 7.6% in the first quarter. The healthy performance was largely driven by a faster pace of expansion in the wholesale and retail sector.

Outlook for 2006

The manager of CMT is optimistic to deliver the projected distribution of 11.04 cents as stated in the CMT Circular dated 18 October 2005, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution : Distribution for 01 January 2006 to 31 March 2006

Distribution type : Income

Distribution rate : 2.72 cents per unit

Par value of units : Not meaningful

Tax rate : Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Remarks *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT is distributing 90% of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 11.04 cents is 10.2% higher than the annualised DPU of 10.02 cents for the 1st quarter ended 31 March 2005.*

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution	: Distribution for 1 January 2005 to 31 March 2005
Distribution type	: Income
Distribution rate	: 2.47 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(c) Date payable : 30 May 2006

11(d) Book closure date : 5 May 2006

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

25 April 2006

CapitaMall Trust

FIRST QUARTER 2006

FINANCIAL RESULTS PRESENTATION

CapitaMall Trust

25 APRIL 2006

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT Circular to Unitholders dated 18 October 2005. This shall be read in conjunction with paragraph 9 of CMT 2006 First Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.


CapitaMall
Trust

CapitaMall Trust

Financial Highlights

Financial Results : 1 Jan – 31 Mar 2006

Taxable Income Per Unit of 3.02 cents Exceeds Forecast[1] by 11.4%.
Distribution Per Unit of 2.72 cents Exceeds Forecast[1] by 0.3%.

1 Jan to 31 Mar 2006

	Actual	Forecast[1]	Variance	Change%
Taxable income	S$41.76 m	S$37.49 m	+ S$4.27 m	+ 11.4
Taxable Income per unit	3.02¢	2.71¢	+ 0.31¢	+ 11.4
Annualised taxable income per unit	12.27¢	11.00¢	+ 1.27¢	+ 11.4

	Actual	Forecast[1]	Variance	Change%
Distributable income	S$37.58 m [2]	S$37.49 m	+ S$0.09 m	+ 0.3
Distribution per unit	2.72¢[2]	2.71¢	+ 0.01¢	+ 0.3
Annualised distribution per unit	11.04¢	11.00¢	+ 0.04¢	+ 0.3
Annualised distribution yield (Based on unit price of S$2.34 on 24 April 2006)	4.72%	4.70%	+ 0.02%	+ 0.3

1. Based on the forecast shown in CMT Circular dated 18 October 2005 .
2. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders.


CapitaMall
Trust

Financial Results : 1 Jan – 31 Mar 2006

Summary of renewals/new leases[1]:
(1 January – 31 March 2006)

- **Achieved vs preceding rental rates** **+ 10.1%**
- **Achieved vs forecast rental rates[2]** **+ 9.0%**

1. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 15 units originally budgeted to be affected by asset enhancement works at IMM Building Level 2 and Level 3 were excluded from the analysis.
2. Based on the forecast shown in CMT Circular dated 18 October 2005 .


CapitaMall
Trust

Financial Results

Taxable Income Per Unit Increased by 22.5% over 1Q 2005[1]
Distribution Per Unit Increased by 10.2% over 1Q 2005[1]

	1Q 2006	1Q 2005	Variance	Change%
Annualised taxable income per unit	12.27¢	10.02¢	+ 2.25¢	+ 22.5
Annualised distribution per unit	11.04¢[2]	10.02¢	+ 1.02¢	+ 10.2
Annualised distribution yield (Based on unit price of S$2.34 on 24 April 2006)	4.72%	4.28%	+ 0.44%	+ 10.2

1. For the period 1 January 2005 to 31 March 2005
2. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders.


CapitaMall
Trust

Distributable Income for First Quarter[1] 2006

First Quarter[1] distributable income is based on 90% of taxable income available for distribution to Unitholders.

Rationale

- Rescheduling of asset enhancement initiative from 2005 to March 2006 at IMM, to encompass a larger scope of work, resulted in higher income in First Quarter[1] 2006.
- As CMT embarks on the construction of the two-storey retail extension block at IMM, vacancy voids and interest servicing costs, which will be incurred for the financing of the asset enhancement works, will have a varying impact on operational costs in the coming quarters in 2006.
- Retained taxable income will provide a sustainable pool of funds which will help negate the impact of the fluctuating operational cash flow.
- For the full financial year ending 31 December 2006, CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders.
- CMT remains confident of delivering its 2006 forecast DPU[2] of 11.04 cents to Unitholders.

1. For the period from 1 January 2006 to 31 March 2006.
2. Based on the forecast and projection, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005


CapitaMall
Trust

Attractive Yield With Growth Potential

Yield (%)
5
4
3
2
1
0
4.72
125 bps spread
3.47
3.81
3.18
2.50
0.88
0.48
CMT 2006 Annualized Yield[1]
10yr Govt Bond Yield[2]
STI Dividend Yield[2]
5yr Govt Bond Yield[2]
CPF Ordinary Account[3]
S$ 12mth Fixed Deposit[2]
DBS S$ Savings Plus Account[4]

Source: Bloomberg, CMTML, CPF Board

1. Based on closing unit price of S$2.34 on 24 Apr 2006 and annualized DPU of 11.04 cents for the period 1 Jan 2006 to 31 Mar 2006.
2. As at 24 April 2006.
3. Applicable to the current quarter.
4. As at 19 Apr 2006 (DBS Savings Plus for remaining balance above S$100,000).



CapitaMall
Trust

Distribution Details

Distribution Period	1 Jan to 31 March 2006
Distribution Rate	2.72 cents per unit

Distribution Timetable

Notice of Book Closure Date	25 April 2006
Last Day of Trading on "cum" Basis	2 May 2006, 5.00 pm
Ex-Date	3 May 2006, 9.00 am
Book Closure Date	5 May 2006, 5.00 pm
Distribution Payment Date	30 May 2006


CapitaMall
Trust

CapitaMall Trust

Financial Results

Distribution Statement : 1 Jan – 31 Mar 2006

1 Jan to 31 Mar 2006	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross Revenue	76,682	72,614	5.6
Less property expenses	(25,288)	(25,036)	1.0
Net property income	**51,394**	**47,578**	**8.0**
Interest Income	1,449	1,173	23.5
Administrative expenses	(5,197)	(4,770)	9.0
Interest expenses	(8,551)	(8,850)	(3.4)
Net income before tax	**39,095**	**35,131**	**11.3**
Non-tax deductible (chargeable) items	2,663	2,359	12.9
Taxable Income available for distribution	**41,758**	**37,490**	**11.4**
Distributable Income	**37,582[2]**	**37,490**	**0.3**
Taxable Income per unit (in cents) for the period	**3.02**	**2.71**	**11.4**
Annualised taxable income for the period	**12.27**	**11.00**	**11.4**
Distribution per unit (in cents) for period	**2.72**	**2.71**	**0.3**
Annualised distribution per unit for the period	**11.04**	**11.00**	**0.3**

1. Based on the forecast shown in CMT Circular dated 18 October 2005 .
2. CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders.


CapitaMall
Trust

Property Gross Revenue : 1 Jan – 31 Mar 2006

Gross Revenue Exceeded Forecast[1] Across The Portfolio

1 Jan – 31 Mar 2006
CMT Portfolio
76.7
72.6
5.6%
Tampines Mall
13.3
13.0
Junction 8
10.3
10.1
Funan DigitaLife Mall
6.0
6.0
IMM Building
13.4
11.7
Plaza Singapura
16.1
15.3
Bugis Junction
13.1
12.5
Other Assets2
4.5
4.0
1Q Actual
1Q Forecast1
0
10
20
30
40
50
60
70
80
90
100
S$ million

1. Based on the forecast shown in CMT Circular dated 18 October 2005 .
2. Comprising Sembawang Shopping Centre, Hougang Plaza Units and Jurong Entertainment Centre.


CapitaMall
Trust

Property Operating Expenses : 1 Jan – 31 Mar 2006

1 Jan – 31 Mar 2006

	1Q Actual	1Q Forecast[1]
CMT Portfolio	25.3	25.0
Tampines Mall	3.7	3.9
Junction 8	3.2	3.3
Funan DigitaLife Mall	2.2	2.2
IMM Building	5.6[3]	5.5
Plaza Singapura	4.4	4.4
Bugis Junction	4.3[3]	4.1
Other Assets[2]	1.9[3]	1.6

S$ million (axis: 0, 5, 10, 15, 20, 25, 30)

↑ 1.0%

1. Based on the forecast shown in CMT Circular dated 18 October 2005 .
2. Comprising Sembawang Shopping Centre, Hougang Plaza Units and Jurong Entertainment Centre.
3. Higher property operating expenses mainly due to higher property tax as a result of higher revenue as well as higher utilities expenses


CapitaMall
Trust

Net Property Income : 1 Jan – 31 Mar 2006

Net Property Income Exceeded Forecast[1] Across The Portfolio

1 Jan – 31 Mar 2006

	1Q Actual	1Q Forecast[1]
CMT Portfolio	51.4	47.6
Tampines Mall	9.6	9.1
Junction 8	7.0	6.8
Funan DigitaLife Mall	3.8	3.8
IMM Building	7.9	6.1
Plaza Singapura	11.7	11.0
Bugis Junction	8.8	8.4
Other Assets[2]	2.6	2.4

8.0%

0 5 10 15 20 25 30 35 40 45 50 55 60

S$ million

1. Based on the forecast shown in CMT Circular dated 18 October 2005 .
2. Comprising Sembawang Shopping Centre, Hougang Plaza Units and Jurong Entertainment Centre.


CapitaMall
Trust

Debt Capital Information as at 31 Mar 06

Debt Maturity Profile

S$ million
450
400
350
300
250
200
150
100
50
0
28
2.6%
172
15.7%
335
30.6%
125
11.5%
433
39.6%
Revolving Credit
2007
2009
2010
2012

Key Statistics

Gearing Ratio	31.7%
Interest Cover	5.6 times
Average Cost of Debt	3.1%
Debt Rating	“ AAA ”



CapitaMall
Trust

Balance Sheet

As at 31 Mar 2006	S$'000
Non Current Assets	3,424,928
Current Assets	69,619
Total Assets	3,494,547
Current Liabilities	78,751
Non Current Liabilities	1,123,214
Less Total Liabilities	1,201,965
Net Assets	2,292,582
Unitholders' Funds	2,292,582
Units In Issue ('000 units)	1,381,463

Net Asset Value per unit (as at 31 Mar 2006)	S$1.66
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.63
Unit Price as at 31 Mar 2006	S$2.37
Premium to Adjusted NAV	45.4%

1. Based on the new FRS 102 Share-Based Payment effected in 2005, 893,516 new units, which will be issued in May 2006 as payment of asset management fees for 1Q 2006, were included in the Unitholders' funds.


CapitaMall
Trust

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Rental Improvements through Proactive Asset Planning & Leasing Strategy

From 1 January to 31 March 2006 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA	Forecast Rental Rates	Preceding Rental Rates
Tampines Mall	10	8,600	2.7	1.7%	3.1%
Junction 8	19	29,881	12.2	2.6%	7.4%
Funan DigitaLife Mall	15	8,143	3.0	2.8%	5.1%
IMM Building[1]	21	14,352	1.6	13.2%[2]	4.9%
Plaza Singapura	6	12,768	2.6	0.8%	3.7%
Bugis Junction	17	16,790	3.7	5.7%	22.7%
Other assets[3]	8	10,093	6.1	26.2%	28.4%
CMT Portfolio for 2006	96	100,627	3.5	9.0%	10.1%

1. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 15 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
2. The forecast rental rates of the warehouse and office units reflects the current rental rates prevailing in the surrounding area which may be lower than preceding rental rates.
3. Comprising Hougang Plaza Units, Sembawang Shopping Centre and Jurong Entertainment Centre.


CapitaMall
Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio[1] of Tenants



100%
80%
60%
40%
20%
0%
55.6%
75.6%
72.0%
74.8%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Mar 06
As at Mar 05

No. of Tenants in Portfolio[1]



1000
900
800
700
600
500
400
300
200
100
0
712
686
922
679
Tenats with Step-Up Rental
Tenants Paying GTO Rent

1. Including Sembawang Shopping Centre, Hougang Plaza Units and Jurong Entertainment Centre.



CapitaMall
Trust

Portfolio Lease Expiry Profile By Year

As at 31 Mar 2006

	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
2006	606	768,886	26.4%	6,556	28.8%
2007	571	844,570	29.0%	7,218	31.7%
2008	311	497,745	17.1%	5,109	22.4%
2009	126	275,009	9.5%	2,332	10.2%

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 31 Mar 2006
By Gross Rent	2.82 years
By Net Lettable Area	4.65 years

1. As percentage of total net lettable area as at 31 Mar 2006
2. As percentage of total gross rental income for the month of Mar 2006


CapitaMall
Trust

Portfolio Lease Expiry Profile for 2006 By Property

As at 31 March 2006	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	21	35,689	11.0%	599	15.3%
Junction 8	41	17,693	7.2%	451	14.9%
Funan DigitaLife Mall	45	50,466	18.6%	352	19.8%
IMM Building	293	253,446	28.5%	1,664	40.5%
Plaza Singapura	81	233,170	47.2%	2,217	45.6%
Bugis Junction	60	56,630	13.8%	760	19.9%
Others[3]	65	121,792	44.2%	514	40.9%

1. As percentage of total net lettable area as at 31 Mar 2006
2. As percentage of total gross rental income for the month of Mar 2006.
3. Comprising Hougang Plaza Units, Sembawang Shopping Centre and Jurong Entertainment Centre.


CapitaMall
Trust

High Committed Occupancy Rates at All Malls

Occupancy Rates[1] Close to 100% as at 31 Mar 2006

	As at 31 Dec 04	As at 31 Mar 05	As at 30 Jun 05	As at 30 Sept 05	As at 31 Dec 05	As at 31 Mar 06
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	99.8%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	100.0%	98.9%	97.0%	99.2%	99.4%	98.3%
IMM Building	99.4%	99.8%	99.8%	99.8%	99.0%	97.1%[2]
Plaza Singapura	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%
Bugis Junction	NA	NA	NA	NA	100.0%	99.9%
Others[3]	NA	NA	100.0%	100.0%	99.8%	100.0%
CMT Portfolio	99.8%	99.6%	99.5%	99.8%	99.7%	99.3%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
3. Comprising Hougang Plaza Units, Sembawang Shopping Centre and Jurong Entertainment Centre.


CapitaMall
Trust



Moody's Assigns "A2" Rating to CMT

- Moody's Investor Services ("Moody's") has for the first time assigned a corporate family rating of "A2" to CMT with a stable rating outlook.
- Highest rating ever assigned to a Singapore listed REIT
- CMT's market position, portfolio diversity, asset quality, debt to maturity profile, earnings growth and return on assets are consistent with a rating profile of "A" or better[1].

<u>Excepts from Moody's Press Release (25 April 2006)</u>

"CMT's rating reflects its strong leadership in Singapore's retail mall sector; its position as the largest REIT listed in Singapore; its strong recurring income supported by its quality assets with good level of property and tenant diversification," says lead analyst Esther Lee.

"The rating further reflects CMT's sound management as evidenced by its strong tenant portfolio management, as well as its track record in asset enhancement, and ability to consistently outperform distribution per unit (DPU) forecasts," Lee comments.

"CMT has demonstrated a strong track record in accessing the capital markets to support its growth. The rating incorporates Moody's expectation that CMT will continue to maintain such access given its position as being the largest REIT in Singapore and its strong operating performance," says Lee

1. In accordance with Moody's Global Rating Methodology : REITs and Other Commercial Property Firms, January 2006


CapitaMall
Trust

CapitaMall Trust

Asset Enhancements Update

Update on Hougang Plaza

Outline Planning Permission to Increase Plot Ratio from 1.4 to 3.0

- Urban Redevelopment Authority has granted an Outline Planning Permission to increase the plot ratio from 1.4 to 3.0 for full residential or mixed development.
- Current Gross Floor Area of approximately 79,648 sq ft will be increased to approximately 171,141 sq ft.
- CMTML will re-evaluate proposed asset enhancement plans to maximise returns to Unitholders.

Acquiring the Remaining 3.3% of the Total Share Values

- CMT had entered into Sale and Purchase agreements to acquire the remaining 3.3% of the total share values in Hougang Plaza for approximately S$5.25 million.
- CMT will own 100% of Hougang Plaza following the expected completion of the transactions in May 2006.


CapitaMall
Trust

Update on IMM Asset Enhancement Initiative

Relocation of Open-Air Car Park From Ground Floor to Level 5


IMM



- Electronic carpark guidance system will be installed. Expected to be completed by end-April 2006.
- Construction of the retail extension block is on schedule. Level 1 of the extension annex expected to be completed by third quarter 2006.


CapitaMall
Trust

CapitaMall Trust

CapitaRetail Singapore Update

Summary of Renewals / New Leases

CRS Targeting to Deliver an Increased Coupon Rate of 8.5% in FY2006

From Acquisition to 31 March 2006 (Excluding Newly Created Units)

Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA	Forecast Rental Rates	Preceding Rental Rates
Lot One	92	138,506	66.5%	8.6%	20.5%
Bukit Panjang Plaza	82	63,027	41.9%	5.0%	9.5%
Rivervale Mall	79	95,424	117.1%	1.9%	10.6%
CRS Portfolio	253	296,956	67.5%	6.1%	15.2%


CapitaMall
Trust

CapitaMall Trust

Thank You


CapitaMall
Trust

CapitaMall Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com


CapitaMall
Trust


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

**NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE**

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **5 May 2006 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 2.72 cents per unit in CMT ("**Unit**") for the period from 1 January 2006 to 31 March 2006 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on 30 May 2006.

CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT is distributing 90% of its taxable income available for distribution to Unitholders. The annualised DPU for this quarter of 11.04 cents is 10.2% higher than the annualised DPU of 10.02 cents for the 1st quarter ended 31 March 2005.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 20% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 9 May 2006.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 17 May 2006 at 5.00 p.m. in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2006. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2007.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
5 May 2006 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 17 May 2006 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
30 May 2006	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
25 April 2006

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.



News Release

25 April 2006
For Immediate Release

CMT Achieves 10.02%[1] Higher First Quarter[2] 2006 Distribution per Unit

Hougang Plaza granted Outline Permission to increase plot ratio from 1.4 to 3.0

CMT receives "A2" rating from Moody's – Highest rating for Singapore listed REIT

Singapore, 25 April 2006 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income[3] of S$37.6 million to unitholders of CMT ("Unitholders") for the First Quarter[2] 2006. The distributable income[3] of S$37.6 million is based on 90% of CMT's taxable income available for distribution to Unitholders of S$41.8 million. For the full financial year ending 31 December 2006, CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders.

Distributable income[3] increased S$0.09 million over the forecast distributable income[4] of S$37.5 million for First Quarter[2] 2006. If it is based on 100% of CMT's taxable income available for distribution to Unitholders, the increase over the forecast distributable income[6] is S$ 4.3 million.

Distribution Per Unit in CMT ("DPU") for the First Quarter[2] 2006, based on distributable income[3], is 2.72 cents (11.04 cents on an annualised basis). When compared against the First Quarter[5] in 2005, the DPU registered an increase of 10.2% from 10.02 cents (annualised) to 11.04 cents (annualised).

[1] Annualised Distribution per Unit for the period from 1 January 2006 to 31 March 2006 versus the annualised Distribution per Unit for the period from 1 January 2005 to 31 March 2005.
[2] For the period from 1 January 2006 to 31 March 2006.
[3] For the 1st quarter ended 31 March 2006, the distributable income to Unitholders is based on 90% of CMT's taxable income available for distribution to Unitholders. CMT is nonetheless committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006.
[4] Based on the forecast and projection, together with the accompanying assumptions, in the CMT Circular dated 18 October 2005.
[5] For the period 1 January 2005 to 31 March 2005.

Summary of CMT Results

(1 January 2006 to 31 March 2006)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	76,682	72,614	4,068	5.6
Net Property Income (S$'000)	51,394	47,578	3,816	8.0
Taxable Income Available for Distribution (S$'000)	41,758	37,490	4,268	11.4
Distributable Income to Unitholders (S$'000)	37,582	37,490	92	0.3
Taxable Income available for Distribution Per Unit (cents)				
For the period 1 Jan to 31 Mar 2006	3.02¢	2.71¢	0.31	11.4
Annualised	**12.27¢**	**11.00¢**	**1.27**	**11.4**
Distribution Per Unit (cents)				
For the period 1 Jan to 31 Mar 2006	2.72¢	2.71¢	0.01	0.3%
Annualised	**11.04¢**	**11.00¢**	**0.04**	**0.3%**
Distribution Yield				
- S$2.37 per unit (closing as at 31 Mar 2006)	**4.66%**	**4.64%**	**0.02%**	**0.3%**
- S$2.34 per unit (closing as at 24 Apr 2006)	**4.72%**	**4.70%**	**0.02%**	**0.3%**

Given the First Quarter[2] 2006 annualised DPU of 11.04 cents, based on distributable income[3], the annualised distribution yield of units in CMT ("Units") is 4.72%, based on the closing price of S$2.34 per Unit on 24 April 2006. The Books Closure Date is on 5 May 2006, and Unitholders can expect to receive their First Quarter[2] 2006 distribution of 2.72 cents per unit on 30 May 2006.

CMT is committed to distribute 100% of its taxable income available for distribution for the full financial year ending 31 December 2006 and remains confident of delivering its 2006 forecast DPU[6] of 11.04 cents to Unitholders. At IMM Building ("IMM"), the rescheduling of the asset enhancement initiative from 2005 to March 2006 to encompass a larger scope of work has resulted in higher income in the First Quarter[2] 2006. This is due to the rental income stream from tenants who would have otherwise been affected by the works. As CMT embarks on the construction of the two-storey retail extension block at IMM, vacancy voids and interest servicing costs, which will be incurred for the financing of the asset enhancement works, will have a varying impact on operational costs in the coming quarters in 2006. As such, the First Quarter[2] 2006 distribution income is based on 90% of CMT's taxable income available for distribution to Unitholders. The retained taxable income will

provide a sustainable pool of funds which will help negate the impact of the fluctuating operational cash flows, thereby providing Unitholders with stable 2006 quarterly distributions.

CMT's gross revenue for First Quarter[2] 2006 was S$76.7 million. This is an increase of S$4.1 million or 5.6% over the forecast gross revenue[6] for First Quarter[2] 2006. Gross revenue at all malls across CMT's portfolio performed better than forecast[6]. CMT's net property income for First Quarter[2] 2006 also exceeded the forecast net property income[6] for First Quarter[2] 2006 with an 8% increase of S$3.8 million. Rental renewal rates for the First Quarter[2] 2006 registered robust growth of 10.1% over preceding rental rates and 9.0% over forecast rental rates[6].

Mr Hsuan Owyang, Chairman of CMTML, said, "We are pleased that CMT has once again exceeded forecasts to deliver higher returns to Unitholders. Moody's assignment of an "A2" rating to CMT is the highest rating ever assigned to a Singapore listed REIT. This is a strong testament to our leadership position, as the largest REIT by market capitalisation and asset size in Singapore, which is well supported by a portfolio of quality assets with a good level of tenant diversification. The rating also reflects CMT's track record in successfully executing asset enhancements as well as our ability to consistently outperform DPU forecasts. Going forward, we will continue to actively pursue yield accretive acquisitions to grow our asset size in Singapore to S$5-S$6 billion by 2008."

Mr Pua Seck Guan, CEO of CMTML, said, "The successful increase in Hougang Plaza's plot ratio from 1.4 to 3.0 is yet another testimony of our ability to identify quality assets with value creation opportunities as well as our proactive asset management skillset. This follows the earlier Outline Permission granted by the Urban Redevelopment Authority to convert 47,267 square feet of residential GFA to retail GFA at Sembawang Shopping Centre. Yield accretive acquisitions, innovative asset management and proactive leasing will remain as core components of DPU growth for CMT. The proposed 40% interest in Raffles City, a prime integrated development located in the Central Business District, will increase CMT's asset size significantly from S$3.4 billion to S$4.3 billion. It will also provide a continuous pipeline of value adding opportunities within CMT's portfolio so as to deliver stable distributions and sustainable total returns to Unitholders."

Hougang Plaza Granted Outline Planning Permission to Increase Plot Ratio from 1.4 to 3.0

We are pleased to announce that the Urban Redevelopment Authority has granted CMT an Outline Planning Permission to increase the plot ratio of Hougang Plaza from 1.4 to 3.0 for full residential development or mixed development. The current Gross Floor Area ("GFA") of approximately 79,648 square feet ("sq ft") will be increased to approximately 171,141 sq ft. In view of this approval,

---

[6] Forecast rental rates for the period 1 January 2006 to 31 March 2006 is the basis for the forecast shown in the CMT Circular dated 18 October 2005.

CMTML will re-evaluate the proposed asset enhancement plans for Hougang Plaza, so as to maximise returns to Unitholders.

Separately, CMT had entered into Sale and Purchase agreements to acquire the remaining 3.3% of the total share values in **Hougang Plaza** for approximately S$5.25 million. Following the expected completion in May 2006, CMT will own 100% of Hougang Plaza.

Moody's Investor Service ("Moody's") Assigns "A2" Rating to CMT

Moody's has for the first time assigned a corporate family rating of "A2" to CMT with a stable rating outlook. In accordance with Moody's global rating methodology for REITs and other commercial property firms (Rating Methodology: REITs and Other Commerical Property Firms, January 2006), CMT's market position, portfolio diversity, asset quality, debt to maturity profile, earnings growth and return on assets are consistent with a rating profile of "A" or better. Please refer to Moody's Press Release dated 25 January 2006 for more details.

Update on IMM

At **IMM**, construction of the two-storey retail extension block on the open-air carpark space has commenced. The newly created carpark on Level 5 to replace the open-air carkpark is now fully operational. An electronic carpark guidance system has also been installed to provide shoppers who drive with greater convenience. Construction of the retail extension block is on schedule and Level 1 of the extension annex is expected to be completed by third quarter 2006.

About CapitaMall Trust

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of nine quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza Units, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. With a market capitalisation of approximately S$3.2 billion as at 24 April 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Apr-2006 13:11:06
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) New Citadines China Joint Ventures; (2) First Property Acquisition in Hong Kong; and (3) Citadines Management Contracts in a new city in China."
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott_annc_JVContracts.pdf Ascott_newsrelease26Apr06.pdf Ascott_speech26Apr06.pdf Total size = **367K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company has, through its indirect wholly owned subsidiaries, entered into:

(a) 2 new joint ventures for the investment, development, operation and management of serviced residences under the "Citadines" brand in Suzhou, the People's Republic of China;

(b) a Provisional Agreement for the Sale and Purchase of a serviced residence situated at 18 Ashley Road, Tsim Sha Tsui, Kowloon Hong Kong; and

(c) a Serviced Residence Management Agreement for the provision of management services in a new city in the People's Republic of China.

NEW CITADINES CHINA JOINT VENTURES

(1) **Acquisition of 30% Interest in Suzhou Jiale Real Estate Co., Ltd. ("Suzhou Jiale")**

Citadines Lejia (S) Pte Ltd ("CLPL"), an indirect wholly owned subsidiary of the Company, has entered into a joint venture agreement (the "Citadines Lejia Joint Venture Agreement") with Shanghai Lejia Industrial Development Co., Ltd. ("Shanghai Lejia") and Suzhou Jianwu Development Group Co., Ltd ("Suzhou Jianwu") for the establishment of a joint venture enterprise, Suzhou Jiale, to invest, develop, operate and manage a 250-unit serviced residence to be known as "Citadines Suzhou Lejia" in Hudong, Suzhou Industrial Park.

Suzhou Jiale will have a total registered investment capital of RMB 160 million (equivalent to SGD 32.3 million) and a total registered capital of RMB 65 million (equivalent to SGD 13.1 million).

Shanghai Lejia is a local private enterprise duly established in Shanghai under the laws of the People's Republic of China.

Suzhou Jianwu is a local state-owned enterprise duly established in Suzhou under the laws of the People's Republic of China.

Under the terms of the Citadines Lejia Joint Venture Agreement, CLPL would acquire a 30% interest in Suzhou Jiale amounting to RMB 19.5 million (equivalent to SGD 3.9 million (the "Equity Investment Amount"). The Equity Investment Amount to be fully satisfied in cash, shall be paid in two instalments:

(i) 58% of RMB 19.5 million within 1 month after the establishment of Suzhou Jiale; and

(ii) 42% of RMB 19.5 million on 31 May 2006.

Approval from the Foreign Investment Commission of Suzhou Industrial Park was recently granted in respect of CLPL's 30% equity investment in Suzhou Jiale. The remaining 70% interest in Suzhou Jiale is held by Shanghai Lejia and Suzhou Jianwu.

In conjunction with the Citadines Lejia Joint Venture Agreement, Suzhou Jiale has signed a term sheet with Ascott Property Management (Shanghai) Co., Ltd. ("APMS") for the provision of pre-opening technical services, and the operation and management of Citadines Suzhou Lejia. The duration for the provision of management services to Citadines Suzhou Lejia will be for a period of 10 years, with an option to renew for a further period of 10 years.

(2) **Acquisition of 80% interest in Suzhou Chong Rui Xin Shi Ji Real Estate Development Co., Ltd. ("Suzhou Chong Rui")**

Suzhou Chong Rui is the proprietor and developer of a new development consisting of (i) a 167-unit serviced residence to be known as "Citadines Suzhou Xinghai"; and (ii) a two-storey shopping centre, located at Suzhou Industrial Park in Suzhou, the People's Republic of China.

Suzhou Chong Rui is a joint venture enterprise established in Suzhou, the People's Republic of China with a total registered investment capital of RMB 40 million (equivalent to SGD 8.1 million) and a total registered capital of RMB 20 million (equivalent to SGD 4.0 million). Prior to the Acquisition, Chongfu Investment

Development Co., Ltd. ("Chongfu") and Shanghai Changliang Investment Development Co., Ltd. ("Changliang") own 55% and 45% in Suzhou Chong Rui respectively.

Pursuant to an Equity Transfer Agreement among Citadines SIP Pte Ltd, an indirect wholly owned subsidiary of the Company ("CSIP"), Chongfu and Changliang, CSIP acquired an aggregate of 80% interest in Suzhou Chong Rui (the "Acquisition") from Chongfu and Changliang (collectively, the "Vendors") at a total consideration of RMB 81.3 million (equivalent to SGD 16.4 million) (the "Sale Consideration"). The Sale Consideration which was arrived at on a willing buyer and willing seller basis, would be fully satisfied in the following manner:

(a) 30% of the Sale Consideration amounting to about RMB 24 million (equivalent to SGD 4.9 million) payable within 3 weeks of signing of the Equity Transfer Agreement;

(b) 50% of the Sale Consideration amounting to about RMB 41 million (equivalent to SGD 8.3 million) payable within 2 weeks of receipt of new business licence issued by the Suzhou Administrative Bureau for Industry & Commerce; and

(c) 20% of the Sale Consideration amounting to about RMB 16.3 million (equivalent to SGD 3.3 million) payable within 2 weeks after the receipt of building ownership certificate.

Under the terms of the Equity Transfer Agreement, CSIP is also granted the option to acquire a further 15% interest in Suzhou Chong Rui on the same basis as the Acquisition within one year from the date of issue of the new business licence by the Suzhou Administrative Bureau for Industry and Commerce.

Approval from the Foreign Investment Commission of Suzhou Industrial Park was recently granted in respect of CSIP's 80% equity investment in Suzhou Chong Rui.

In addition to the Equity Transfer Agreement, CSIP also entered into inter alia, the Joint Venture Agreement with the Vendors which sets out the respective rights and obligations of CSIP and the Vendors in relation to the ownership, operation and management of Suzhou Chong Rui.

Citadines Suzhou Xinghai is targeted to open in the second half of 2006.

FIRST PROPERTY ACQUISITION IN HONG KONG

(1) Acquisition of Property at 18 Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong

Under a legally binding Provisional Agreement for the Sale & Purchase of a property located at 18 Ashley Road, Tsim Sha Tsui, Kowloon, Hong Kong (the "Property"), entered into by and between Ashley 18 Limited, a corporation established in Hong Kong (the "Vendor") and Citadines Ashley TST (Singapore) Pte Ltd, an indirect wholly owned subsidiary of the Company (the "Purchaser"), wherein the Purchaser or its nominee agreed to purchase the Property from the Vendor subject to existing tenancies and lettings (the "Property Acquisition"), at a total consideration of HK$185.3 million (equivalent to SGD 38.7 million) (the "Purchase Price "). The Purchase Price to be satisfied fully in cash, is arrived at on a willing buyer-willing seller basis. The Property Acquisition will be funded by internal resources.

A formal Sale & Purchase Agreement in relation to the Property Acquisition will be entered into by and between the Vendor and the Purchaser or its nominee in due course. Legal completion of the Property Acquisition will take place on 20 June 2006.

The Property, to be named "Citadines Hongkong Tsimshatsui Ashley" located in prime Tsim Sha Tsui, Kowloon, comprising a 36-unit serviced residence, is targeted to commence operations in the second half of 2006.

CITADINES MANAGEMENT CONTRACTS IN A NEW CITY IN CHINA

Citadines Xi'an Central

APMS has signed a serviced residence management contract with Shaanxi New Trend Real Estate Co Ltd to manage and operate Citadines Xi'an Central for a period of 10 years, with an option to renew the said management contract for another 10 years. The property, a 133-unit serviced residence, is located in Beilin District, Xi'an. It is slated to open for business in the second half of 2006.

RATIONALE

The aforesaid transactions are part of the Company's on-going strategy to enhance its foothold in China's serviced residence market by leveraging on the strengths of the operational model and brand of "Citadines". The aforesaid new acquisitions are also in line with the Group's strategy of warehousing and incubating the properties for possible subsequent injection into Ascott Residence Trust.

FINANCIAL EFFECTS

The aforesaid transactions are not expected to have a material impact on the earnings per share and the net tangible assets per share of the Group for the financial year ending 31 December 2006.

INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

By order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
26 April 2006

Note: The following exchange rates are used in this Announcement:

RMB 1: SGD0.2019
HK$1: SGD0.2086



THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

ASCOTT SECURES FOUR CONTRACTS IN CHINA WITH INVESTMENT TOTALLING CLOSE TO US$50 MILLION (RMB 400 MILLION)

Ascott To Expand 3 Times In China By 2010

Shanghai, China, 26 April 2006 - The Ascott Group (Ascott) is aggressively expanding in China with four new contracts and adding two new cities, Xi'an and Hong Kong to its footprint in China. With these contracts, the Group intends to invest close to US$50 million (RMB 400 million) in China. This amount includes equity investment, building and fitting costs.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Ascott currently has 12 properties with about 2,600 units in six cities in China. With the addition of these four new Citadines properties, we will enhance our position as the largest international serviced residence owner-operator in China with more than 3,000 units in 16 properties."

"We aim to build a strong presence in the second-tier cities in mainland China and Hong Kong by tapping on the increase in domestic travel and growth in expatriate community with the Citadines brand. Our new project in Hong Kong marks Ascott's entry into a key gateway city where we will be seeking opportunities for further expansion."

Mr Ong added: "Our Citadines product which largely comprises studio and one-bedroom units will appeal to business travellers and expatriates who require short to medium term stay. The addition of these four new contracts brings Ascott's Citadines portfolio in Asia to 1,290 units in eight Citadines-branded serviced residences to be opened. With Ascott's aggressive expansion plans and commitment to grow its presence in China, we will be tripling our current portfolio of 3,000 units to 10,000 units by 2010."

Citadines Xi'an Central

Ascott has signed a management contract with Shaanxi New Trend Real Estate Co Ltd to manage Citadines Xi'an Central for a period of 10 years, with an option to renew the contract for another 10 years. The property is a 133-unit serviced residence in Beilin District, Xi'an and is targeted to open in the second half of 2006. Ascott is also considering acquiring a majority stake in the project.

According to Statistics Bureau of Xi'an, Xi'an attracted 23.2 million domestic visitors in 2005, an increase of 12.8% over 2004. Utilised foreign direct investment in Xi'an grew 107% in 2005 over 2004, amounting to

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US$571 million (RMB 4.6 billion). This is the highest foreign direct investment among 15 second-tier provincial level cities in China. Currently, 3,000 expatriates are living and working in Xi'an.

Citadines Hongkong Tsimshatsui Ashley

Ascott has entered into a binding provisional sale and purchase agreement for a 36-unit serviced residence to be named Citadines Hongkong Tsimshatsui Ashley. Located in prime Tsim Sha Tsui, Kowloon, the property will be refurbished and is targeted to resume operations in the second half of this year. Ascott will be investing US$26.5 million (RMB 212.3 million or HK$205.5 million) in the project.

According to InvestHK, foreign direct investment in Hong Kong was US$35.9 billion (RMB 287 billion or HK$278.4 billion) in 2005, 6% increase from US$34 billion (RMB 272 billion or HK$263.6 billion) in 2004. Hong Kong is expected to remain an important gateway for foreign companies attracted to the increasing business opportunities in China. Demand for serviced residences is expected to grow in tandem with the influx of expatriates into Hong Kong and China. .

Citadines Suzhou Xinghai *(formerly named Citadines Chongrui)*

Ascott has acquired an 80% stake in the 167-unit Citadines Suzhou Xinghai from Suzhou Chong Rui New Century Real Estate Development Co Ltd. Ascott also has the option to acquire a further 15% in equity within one year from the date of the new business license issued by the Suzhou Administrative Bureau for Industry & Commerce. Ascott's total investment including acquisition cost in the project is US$10 million (RMB 81 million).The property is targeted to open in the second half of 2006.

Citadines Suzhou Lejia

Ascott has acquired a land in Suzhou Industrial Park to build, operate and manage the 250-unit Citadines Suzhou, Lejia. The property, to be located between Xinhu Street and Xiandai Dadao, is targeted to open in the second half of 2008. Ascott's total investment in the project is US$10.8 million (RMB 86.5 million).

Suzhou, the largest economy in Jiangsu Province, registered 15.3% increase in gross domestic product in 2005 over that of 2004. Suzhou Industrial Park has been acclaimed as one of the fastest growing and most competitive development zones in China and globally. Currently, 5,000 expatriates are living in Suzhou Industrial Park on long-term basis. The continuous development of projects in Suzhou Industrial Park will ensure a steady influx of expatriates and business travellers.

With these developments, Ascott has a total of six Citadines-branded properties in China and two in Bangkok. The Group has also expanded its presence to eight cities in China; its global footprint now spans 43 cities in 17 countries. Four other Citadines-branded serviced residences in Asia that Ascott has previously announced include **Citadines Shanghai Jinqiao**, (Ascott's first Citadines branded serviced residence to open in Asia in June 2006), **Citadines Suzhou Emerald City, Citadines Bangkok Sukhumvit Lake**

and **Citadines Bangkok Sukhumvit Asoke.** (Please refer to *Annex A* for more information on Ascott's current four Citadines serviced residences in Asia.).

These transactions are not expected to have a material impact on the earnings per share and the net tangible assets per share of the Group for the financial year ending 31 December 2006.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with close to 16,000 serviced residence units in key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East. Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. The Group also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, Ascott boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacfic's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards.

For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:

Singapore
Celina Low, Vice President, Corporate Communications
Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Low Su Lin, Manager, Corporate Communications
Hp: (65) 9690 1255 Email: low.sulin@the-ascott.com

China
Shirley Xiao, Senior Marketing Manager
Tel: :(86-21) 5382 9292 x 881 Email: shirley.xiao@the-ascott.com

FOR ANALYST:

Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

ANNEX A

ASCOTT'S CURRENT CITADINES SERVICED RESIDENCES IN ASIA

China

1. Citadines Shanghai Jinqiao

Ascott's first Citadines serviced residence in Asia, Citadines Shanghai Jinqiao, is scheduled to open in June 2006. The 260-unit serviced residence is near Shanghai's famous shopping belt, Nanjing Road and is owned by Shanghai Jinqiao Export Processing Zone Development Co Ltd.

2. Citadines Suzhou Emerald City

Ascott secured a management contract from Suzhou Magna Property Development Co Ltd for the 225-unit Citadines Suzhou Emerald City. Located in Suzhou New District, the property is targeted to open in the first half of 2008. Ascott will manage the property for five years, with an option to renew the contract for another five years. This contract was announced in December 2005.

Thailand

In December 2005, Ascott entered into a joint venture with Thailand's Thakral family to launch five Citadines serviced residences with a total of about 500 units in Bangkok by 2010. Ascott has launched two of the five Citadines properties:

3. Citadines Bangkok Sukhumvit Lake

Ascott's first Citadines property in Thailand, the 79-unit Citadines Bangkok Sukhumvit Lake is targeted to open in the second half of 2006. Upon completion, Ascott will manage the property for a period of 10 years with an option to renew for another 10 years, subject to agreement from both parties.

4. Citadines Bangkok Sukhumvit Asoke

The 140-unit Citadines Bangkok Sukhumvit Asoke is targeted to open in the second half of 2007. Upon completion, Ascott will manage the property for a period of 10 years with an option to renew for another 10 years, subject to agreement from both parties.

***

Speech by Mr Cameron Ong, Managing Director & Chief Executive Officer of The Ascott Group at the Media Conference on Ascott's Expansion in China on 26 April 2006 at Somerset Grand Shanghai at 12.30 pm

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Good afternoon, ladies and gentlemen,

1. Thank you for joining us today. We have specially organised this conference for our media friends in China to share Ascott's plans.

Strong Global Demand for Serviced Residences

2. Global demand for serviced residences, especially in the major cities, has been growing steadily over the years, fuelled by increasing cross border business activities, multinational companies expanding their overseas operations, and more corporate executives travelling on assignments.

3. Demand for serviced residence will continue to grow with further globalisation, particularly riding on the emergence of China as an economic powerhouse, and Asia as a key growth engine in the world economy. Statistics from the United Nations Conference on Trade & Development show that Asia remains the top business development destination, with foreign direct investment flows to Asia and Oceania rising 11% to about US$173 billion in 2005.

4. The World Tourism Organisation has also forecast that tourism in Asia and the Pacific will be the fastest growing in the world, with

visitor arrivals to the region growing at 9% in 2006 over 2005. The increasing level of foreign investments and Asia's strong tourism growth potential bode well for the hospitality sector, especially for the serviced residence sector which has been gaining popularity in the recent years.

Ascott's Global Strategies

5. The growth potential for serviced residence is tremendous, and Ascott has clear strategies to capitalise on these business opportunities – to be 'Number One'. Our aim is to be the major player in every country and region that we operate in.

6. Staying focused on executing our strategies and being in the right place at the right time are key to entrenching Ascott as the global market leader in the serviced residence industry. Today, we are the largest serviced residence company in Asia Pacific, Europe and the Middle East, with close to 16,000 serviced residence units in 43 cities and 17 countries.

7. Last year, we opened two new properties, one each in Seoul and Bangkok; and we entered two new cities, Pattaya and Guangzhou. This year, we have eight properties slated to open in China, Indonesia, Malaysia, Thailand and Dubai.

8. Adopting an 'asset light, asset right' strategy has helped us with our global expansion; we buy the 'right' asset, enhance their value

and sell them at the right time. We also reallocate capital through divestments of non-core assets, and reinvest the funds into higher-yield assets.

9. Our three brands, The Ascott, Somerset and Citadines, have been recognised internationally and locally; The Ascott Group has been presented with numerous international and regional accolades. We want to build upon the strong affinity that our customers and partners have for our brands.

10. Today, we have 120 properties worldwide - nine of which are under The Ascott brand, close to 40 are Somerset branded and over 50 are Citadines branded.

11. Ascott's achievements today are not an overnight feat. It is built upon over two decades of experience, having pioneered serviced residences in Asia. With our global scale, well established operational infrastructure and strong marketing network, international companies and customers are increasingly choosing to partner with Ascott and stay at our serviced residences. About half of the top 1000 multinational companies are Ascott's customers. To remain in the 'Number One' position, we need to forge new frontiers.

12. With a pioneering spirit, we established the world's first serviced residence real estate investment trust called Ascott Residence Trust, or ART in short. ART is listed on the main board of the Singapore Exchange; its initial portfolio is valued at S$856 million

comprising 12 of Ascott's serviced residences in five high-growth pan-Asian gateway cities, including three of our properties in China. The setting up of ART is a strategic step that has transformed Ascott's business model into an integrated platform for Ascott to grow its global presence. The Ascott Group currently has a total of S$4.5 billion (which is about US$2.8 billion) of assets under its management, out of this; S$1.2 billion (or US$0.7 billion) is in Europe, and we have S$0.5 billion of assets in Asia (or US$0.3 billion).

13. With the transformation of our business model; we have a 'Win-Win' strategy. Essentially, the relationship between Ascott as the mother ship and ART will be like a factory production process. While Ascott focuses on developing and enhancing immature assets and preparing them for injection into ART, ART will seek out yield-accretive assets and leverage on Ascott's strong brand reputation, track record and network.

14. Ascott will focus on growing fee-based income from the management services and incubation of assets to unlock portfolio value and deliver high returns.

15. On the other hand, ART will be a capital-efficient asset owning and acquisition vehicle focussed on delivering stable and growing distributions to our shareholders.

Ascott's Expansion in China

16. China's economy has grown significantly over the years. Its gradual economic reforms have opened the economy to international trade and investment and it is now one of the largest foreign direct investment recipients in the world. According to the World Trade Organisation, China's gross domestic product per capita has increased by nearly nine-fold since 1978.

17. In the last few years, China has attracted an influx of foreign firms to establish businesses in the market. As a result, demand for serviced residences has been strong, primarily because executives of these foreign firms opt to stay in serviced residences as they moved to China. Most serviced residences in the core business and financial districts are currently enjoying more than 90% occupancy and this situation is projected to continue in the next few years. The high occupancy is also attributed to an insufficient supply of good class serviced residences.

18. Currently we have more than 3,000 units in China inclusive of the new Citadines properties that we'll be announcing today. Our China strategy will focus on further expanding Ascott's presence in key gateway cities and penetrating into the second tier cities such as Suzhou, Xi'an, Nanjing, Chengdu and so now.

19. With the four new Citadines properties, we will be adding close to 600 good quality serviced residence units and investing close to

US$50 million (or RMB 400 million) in China. The recent changes made by the Chinese central government in regulating land use and particularly with regards to opportunities of collaborating with state owned enterprises have opened a world of investment and acquisition opportunities for a major player like Ascott.

20. With the transformation of our business model into an integrated platform, and Ascott's financial capacity to invest S$2 billion, (which is about US$1.25 billion or RMB 10 billion), The Ascott Group is poised for a three-time quantum growth in China; from 3,000 units to 10,000 units by 2010.

21. Given the positive industry outlook and Ascott's clear strategies in place, I am confident that our expansion in China will propel The Ascott Group to the next level of growth.

22. Thank you.

-End-





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF THE SUBSCRIPTION BY LONSVALE PTE. LTD. RELATING TO 49% OF THE SHARE CAPITAL OF RUNWAL CAPITALAND INDIA PVT. LTD.

Further to the announcement made on 15 February 2006, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Lonsvale Pte. Ltd. ("Lonsvale") has, upon fulfillment of conditions precedent, completed the subscription of a 49% stake in Runwal CapitaLand India Pvt. Ltd. ("Runwal CapitaLand") comprising of 1,000,000 equity shares of Rupees 10 each and 100,000 Class A Preference Shares of Rupees 10 each ("the Subscription").

The total issued share capital of Runwal CapitaLand comprises 2,040,000 equity shares of Rupees 10 each; 100,000 Class A Preference Shares of Rupees 10 each; and 100,000 Class B Preference Shares of Rupees 10 each.

Runwal Developers Private Limited and its promoters (collectively referred to as "Runwal Group") have subscribed for the balance 51% stake, comprising of 1,040,000 equity shares of Rupees 10 each and 100,000 Class B Preference Shares of Rupees 10 each.

Following the completion of the Subscription, Runwal CapitaLand has become an indirect associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Apr-2006 20:16:59
Announcement No.	00208

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott presented with 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit in Shanghai"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott_NewsRelease_PresentedWithAward.pdf Total size = **189K** (2048K size limit recommended)

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THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

ASCOTT PRESENTED WITH 'INNOVATIVE CAPITAL VENTURE' AWARD AT THE 2006 CHINA HOTEL INVESTMENT SUMMIT IN SHANGHAI

Shanghai, China, 27 April 2006 - The Ascott Group (Ascott) was presented with the 'Innovative Capital Venture' award today at the 2006 China Hotel Investment Summit (CHIS) in Shanghai, China. Ascott was recognised for its pioneering spirit and innovativeness demonstrated through the successful listing of the first pan-Asian serviced residence real estate investment trust, 'Ascott Residence Trust' (ART) on 31 March 2006.

"My team and I are honoured to have won this prestigious award. Ascott is a pioneer in the serviced residence industry; we have built a strong record of more than two decades of management and service excellence. We launched Ascott Residence Trust, the first pan-Asian serviced residence real estate investment trust (REIT) as a demonstration of our commitment to unlock shareholder value and as part of our continuing focus to strengthen our business fundamentals," said Mr Cameron Ong, Managing Director & CEO of The Ascott Group.

The 2006 CHIS is a leading hotel investment summit that brings together top leaders of the international hotel community and prominent Chinese hoteliers. The event is co-hosted by the largest global hospitality consulting firm, HVS International, and the leading institution for hospitality education in China, Beijing International Studies University.

Over 300 industry leaders and delegates from 16 countries attended the summit. Distinguished speakers from the international hospitality, academia and global hotel industry exchanged views on the market trends as well as investment and development opportunities in China. Ascott's Managing Director & CEO, Mr Cameron Ong was also among the 14 speakers.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with close to 16,000 serviced residence units in key cities of Europe, Asia Pacific, and the Middle East.

Ascott's global presence spans 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing,

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. The Group also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, Ascott boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacfic's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards.

For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:

Singapore
Celina Low, Vice President, Corporate Communications
Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Low Su Lin, Manager, Corporate Communications
Hp: (65) 9690 1255 Email: low.sulin@the-ascott.com

China
Shirley Xiao, Senior Marketing Manager
Tel: :(86-21) 5382 9292 x 881 Email: shirley.xiao@the-ascott.com

FOR ANALYST:

Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Apr-2006 20:24:50
Announcement No.	00210

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcements and news release by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "(1) Results of the 11th Annual General Meeting on 27 April 2006; and (2) Raffles Holdings' Financial Results for the Quarter ended 31 March 2006."

Description

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued announcements and a news release on the above matters, as attached for information.

Attachments:

- RHLannc_Results_of_the_11th_AGM_on_27Apr06.pdf
- Raffles_PressRelease_27042006.pdf
- Raffles_2006_First_quarter_financial_statements.pdf

Total size = **251K**
(2048K size limit recommended)

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Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Results of the 11th Annual General Meeting on 27 April 2006

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that at the 11th Annual General Meeting ("AGM") of the Company held on 27 April 2006, all the resolutions on the items of ordinary and special businesses as set out in the Notice of AGM dated 27 March 2006, and put to the meeting, were duly passed.

By Order of the Board

Choong Mee Fong
Company Secretary
27 April 2006



A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results for the Quarter ended 31 March 2006

SINGAPORE, 27 APRIL 2006 – Raffles Holdings Limited today reported its financial results for the quarter ended 31 March 2006.

FINANCIAL HIGHLIGHTS

	First Quarter 2006 (Q1 2006) S$'million	First Quarter 2005 (Q1 2005) S$'million	Growth %
Continuing Operations[1] **Turnover**	**0.9**	**0.8**	**13 ↑**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**15.8**	**10.4**	**52 ↑**
Profit after tax and minority interests attributable to shareholders (PATMI)	**11.6** [3]	**6.9**	**68 ↑**

Group **Profit after tax and minority interests attributable to shareholders (PATMI)**	**11.6**	**11.1**	**5 ↑**
Comprises:			
Continuing Operations	*11.6* [3]	*6.9*	*68 ↑*
Discontinued Operations[2]	-	*4.2*	*n.m.*

Group **EPS (cents)**	**0.55**	**0.53**	**4 ↑**
Comprises:			
Continuing Operations	*0.55*	*0.33*	*67 ↑*
Discontinued Operations	-	*0.20*	*n.m.*

n.m. not meaningful

Notes:

(1) *Continuing Operations comprise of Raffles Holdings Limited ("RHL" or "the Company")'s 45% equity interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns Raffles City Complex, and the contract to manage the complex.*

(2) *Discontinued Operations comprise of RHL's entire hotel business which it divested on 30 September 2005.*

(3) *Includes interest income of $3.9 mil (2005: $0.4 mil) (net of tax).*

- **PATMI FROM CONTINUING OPERATIONS INCREASED BY OVER 68% IN Q1 2006 FROM HIGHER INTEREST INCOME AND BETTER PERFORMANCE**

  - Following the sale of its hotel business, the Group achieved a PATMI from Continuing Operations of $11.6 mil in Q1 2006. This was mainly due to higher interest income earned from the balance of proceeds of hotel divestment.

  - Higher PATMI was also due to better performance of the Group's associated company, Tincel Properties (Private) Limited ("Tincel Properties").

- **A STRONG PERFORMANCE IN THE FIRST QUARTER OF 2006**

  "The Group has generated strong PATMI in the first quarter of 2006, following the divestment of the hotel business.

  Our 45% associated company, Tincel Properties, continues to maintain its good performance on the back of stable economic growth and positive market sentiment."

  Ms Jennie Chua, President & CEO, Raffles Holdings Limited

- **UNLOCK OPTIMAL VALUE FOR SHAREHOLDERS**

  "As announced on 19 March 2006, the Company's 45% associated company, Tincel Properties, has agreed to sell Raffles City to the trustee of CapitaCommercial Trust.

  The Board believes that the proposed sale by Tincel Properties of 100% of Raffles City provides an opportune avenue for the Group to unlock optimal value from its 45% interest in Tincel Properties.

  The Company will collaborate with Tincel Limited, the 55% shareholder of Tincel Properties, to facilitate the proposed sale, which is expected to generate substantial gain for the Group. Upon completion of the sale, the Company intends to return all available cash to shareholders."

  Mr Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company headquartered in Singapore and listed on the Singapore Stock Exchange. It has a 45% direct equity interest in Tincel Properties (Private) Limited, which owns Raffles City Complex, a multi-use development located in Singapore's prime business district which the Company manages.

The Raffles City Complex comprises two hotels (with a total of 2,032 rooms), an office tower block (with a net leaseable space of 34,828 square metres), a retail complex (with a net leaseable space of 27,731 square metres) and a convention centre.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information, please contact:

Khoo Li Ching (Ms)
Assistant Manager, Corporate Secretariat / Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
250 North Bridge Road #15-03/04
Raffles City Tower
Singapore 179101
Tel: (65) 6398 5774
Fax: (65) 6398 5767
E-mail: investor@rafflesholdings.com

Or visit our website at www.rafflesholdings.com


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn No: 199506093G)

First Quarter Financial Statements

TABLE OF CONTENTS


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	Notes	Group (Year-to-Date)		
		31-Mar-06	31-Mar-05	Incr / (Decr)
		S$'000	S$'000	%
Continuing Operations [1]				
Turnover	i	**865**	**756**	14
Cost of sales		-	-	n.m.
Gross profit		**865**	**756**	14
General & administration	ii	(2,006)	(1,395)	44
Property & maintenance	ii	(161)	(1)	n.m.
Other operating income	iii	5,982	413	1,348
Profit/(Loss) from Continuing Operations	iv	**4,680**	**(227)**	n.m.
Share of results of an associated company	v	10,978	10,655	3
Profit before interest and tax from Continuing Operations		15,658	10,428	50
Finance costs	vi	-	(811)	n.m.
Profit before tax from Continuing Operations		15,658	9,617	63
Income tax expense	vii	(4,063)	(2,764)	47
Profit after tax from Continuing Operations		11,595	6,853	69
Discontinued Operations [2]				
Profit after tax from Discontinued Operations [3]	viii	-	4,046	n.m.
Profit after taxation		11,595	10,899	6
Attributable to:				
Shareholders of the Company ("PATMI")	ix	11,595	11,148	4
Minority interests		-	(249)	n.m.
Total		11,595	10,899	6

n.m. – not meaningful

(1) Continuing Operations comprise of Raffles Holdings Limited ("RHL" or "the Company")'s 45% equity interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns Raffles City Complex, and the contract to manage the complex. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations comprise of RHL's entire hotel business which it divested on 30 September 2005.

(3) The Year-to-Date 31 March 2005 financial results relating to the hotel business, which was successfully divested on 30 September 2005, has been reclassified as a single amount under "Profit After Tax from Discontinued Operations" in accordance with FRS105 – Non Current Assets Held for Sale and Discontinued Operations.

Explanation Notes
Performance (First Quarter 2006 (Q1 2006) versus First Quarter 2005 (Q1 2005))

(i) Turnover

Turnover comprised fee income from retail marketing and management of the Raffles City Complex. This was $0.1 mil higher due to higher retail marketing fees earned from new leases and renewals during the period.

(ii) General & administration and property & maintenance

In Q1 2005, a portion of general & administration expenses was allocated to the hotel business. With the divestment of the hotel business on 30 September 2005, all general & administration expenses were allocated to Continuing Operations, resulting in higher general & administration expenses in Q1 2006 as compared to Q1 2005.

Property & maintenance expenses include rental and depreciation expenses. The increase of $0.2 mil was due to rental and depreciation expenses associated with the set up of a replacement corporate office after the divestment of hotel business.

(iii) Other operating income

In Q1 2006, interest income of $4.9 mil (Q1 2005: $0.5 mil) was included in other operating income. The $5.6 mil increase in other operating income was mainly due to the increase in interest income earned from the balance of sale proceeds arising from the sale of the hotel business.

(iv) Profit/(Loss) from Continuing Operations

Profit from Continuing Operations increased by $4.9 mil mainly due to higher turnover and interest income, partially offset by higher operating expenses as mentioned above.

(v) Share of results of an associated company

Share of results of an associated company comprised earnings from the Group's 45% interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns the Raffles City Complex. This was higher than Q1 2005 due to better operating performance of Tincel Properties.

(vi) Finance costs

No finance costs was incurred in Q1 2006 as the Group had repaid all its borrowings.

(vii) Income tax expense

Income tax expense increased by $1.3 mil due to higher profit before tax during the period as well as an adjustment of $0.8 mil for under provision of tax in respect of prior years.

(viii) Profit after tax from Discontinued Operations

On 30 September 2005, the Group completed the sale of its hotel business ("Discontinued Operations"). An analysis of the result of the Discontinued Operations is as follows:

	Discontinued Operations (Year-to-Date)		
	31-Mar-06	31-Mar-05	Incr / (Decr)
	S$'000	S$'000	%
Turnover	-	**137,859**	n.m.
Cost of sales	-	(67,824)	n.m.
Gross profit		**70,035**	n.m.
Advertising & promotion	-	(7,457)	n.m.
General & administration	-	(19,548)	n.m.
Property & maintenance	-	(36,550)	n.m.
Other operating income	-	2,724	n.m.
Profit from operating activities before exceptional items	-	**9,204**	n.m.
Exceptional gains	-	**228**	n.m.
Profit before interest and tax	-	9,432	n.m.
Finance costs	-	(2,036)	n.m.
Profit before tax	-	7,396	n.m.
Income tax expense	-	(3,350)	n.m.
Profit after tax	-	4,046	n.m.

(ix) Profit attributable to shareholders of the Company (PATMI)

Group PATMI increased from $11.1 mil in Q1 2005 to $11.6 mil in Q1 2006, due mainly to higher profit from Continuing Operations as discussed in 1(a)(iv) above and higher share of results of an associated company, partially offset by higher income tax expense.

(x) Additional Disclosure

	Group (Year-to-Date)		
	31-Mar-06	31-Mar-05	Incr / (Decr)
	S$'000	S$'000	%
Continuing Operations			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(100)	(7)	1,329
Fixed assets written off	(6)	-	n.m.
Interest expense	-	(811)	n.m.
Foreign exchange loss	-	(210)	n.m.
And crediting			
Interest income	4,939	463	967
Foreign exchange gain	853	-	n.m.
Discontinued Operations			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	-	(13,107)	n.m.
Allowance for doubtful debts	-	(769)	n.m.
Net loss on disposal of property, plant and equipment	-	(15)	n.m.
Interest expense	-	(2,036)	n.m.
And crediting			
Interest income	-	204	n.m.
Foreign exchange gain	-	1,217	n.m.

(xi) Extraordinary items

Nil

(xii) Adjustments for under or over provision of tax in respect of prior year

The adjustment for under provision of tax in respect of prior years is $0.8 mil. (Q1 2005: immaterial)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediate preceding financial year.

	Notes	Group		Company	
		31-Mar-06	31-Dec-05	31-Mar-06	31-Dec-05
		S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	597,506	593,798	570,247	567,137
Receivables		92,995	83,786	93,468	84,084
Other current assets		125	107	98	107
		690,626	677,691	663,813	651,328
Non-current assets					
Receivables		128	135	128	135
Other investments and assets		2,963	2,963	2,963	2,963
Investment in an associated company		704,203	704,481	371,441	371,441
Investments in subsidiaries		-	-	16,198	16,198
Property, plant and equipment		332	439	64	78
		707,626	708,018	390,794	390,815
Total assets		**1,398,252**	**1,385,709**	**1,054,607**	**1,042,143**
Current liabilities					
Trade and other payables		25,394	29,275	25,097	29,175
Provision for income tax		23,298	19,357	18,607	14,797
Provisions		2,925	2,925	2,925	2,925
		51,617	51,557	46,629	46,897
Non-current liabilities					
Deferred tax liabilities		9	-	-	-
Other non-current liabilities		1,662	1,621	1,662	1,621
Provisions		7,700	7,700	7,700	7,700
Loan from a subsidiary		-	-	4,267	4,277
		9,371	9,321	13,629	13,598
Total liabilities		**60,988**	**60,878**	**60,258**	**60,495**
Net assets	ii	**1,337,264**	**1,324,831**	**994,349**	**981,648**
Capital and reserves attributable to the Company's Equity holders					
Share capital		787,337	678,526	787,337	678,526
Reserves		549,927	646,305	207,012	303,122
Total equity		**1,337,264**	**1,324,831**	**994,349**	**981,648**

Explanatory Notes

(i) Cash and cash equivalents

Cash and cash equivalents increased by $3.7 mil to $597.5 mil, arising from interest income received during the first quarter of 2006, which more than funded operating expenses in the same quarter.

(ii) Net assets

The Group's net assets increased by $12.4 mil to $1,337.3 mil as at 31 March 2006 compared to 31 December 2005. This was mainly due to profit earned in Q1 2006 and the exercise of share options.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

The Group has no outstanding borrowings as at 31 March 2006 (31 December 2005: Nil)

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group (Year-to-Date)	
		31-Mar-06	31-Mar-05
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		15,658	17,013
Adjustments for :			
Exceptional gains		-	(228)
Mark-to-market gain on derivative financial instruments		-	(254)
Share-based payment expense		446	468
Depreciation and amortisation		100	13,114
Exchange difference		(735)	(131)
Interest income		(4,939)	(667)
Interest expense		-	2,847
Provision for retirement gratuity		41	62
Net loss on disposal of property, plant and equipment and other assets		-	15
Fixed assets written off		6	-
Share of results of an associated company		(10,978)	(10,655)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		(401)	21,584
Change in operating assets and liabilities :			
Inventories		-	494
Receivables		289	25,638
Payables		(3,373)	(21,358)
Cash generated from operations		(3,485)	26,358
Interest received from an associated company		2,635	2,636
Income tax paid		-	(6,748)
Long-term deposits refund		-	(12)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		(850)	22,234
Cash flows from investing activities			
Loans to owners of managed hotels		-	(9,570)
Purchase of property, plant and equipment		(507)	(5,728)
Other dividend and interest received		4,051	432
Proceeds from sale of property, plant and equipment		-	2
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		3,544	(14,864)
Cash flows from financing activities			
Repayment of term borrowings		-	(14,868)
Interest paid		-	(3,230)
Proceeds from issue of shares under share option plan		1,014	781
NET CASH INFLOW/(OUTFLOW) USED IN FINANCING ACTIVITIES		1,014	(17,317)
Net increase/(decrease) in cash and cash equivalents held		3,708	(9,947)
Cash and cash equivalents at the beginning of the financial period		593,798	126,700
Cash and cash equivalents at the end of the financial period	i	597,506	116,753

Explanation Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	31-Mar-06	31-Mar-05
	S$'000	S$'000
Cash and cash equivalents	597,506	117,535
Less: Bank overdrafts	-	(782)
Cash and cash equivalents per consolidated cash flow statement	597,506	116,753

The balance of cash and cash equivalents as at 31 March 2006 increased by $480.8 mil as compared to the balance as at 31 March 2005. This was mainly due to the net cashflow from operations as well as the balance of sale proceeds received from the divestment of hotel business in September 2005.

1 (d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Group

	Total shareholders' equity					Minority interests	Total equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2006	678,526	107,797	225,245	5,405	307,858	-	1,324,831
Net currency translation adjustment	-	-	-	(622)	-	-	(622)
Net gains/(losses) not recognised in income statement	-	-	-	(622)	-	-	(622)
Net profit after tax	-	-	-	-	11,595	-	11,595
Total recognised(losses)/gains for the financial year	-	-	-	(622)	11,595	-	10,973
Value of employee service	-	-	-	446	-	-	446
Issue of shares under share option and performance shares plan	1,014	-	-	-	-	-	1,014
Transfer from share premium reserve to share capital	107,797	(107,797)					-
As at 31 Mar 2006	787,337	-	225,245	5,229	319,453	-	1,337,264
As at 1 Jan 2005	667,277	105,169	232,103	(4,797)	571,122	53,399	1,624,273
Adjusted retrospectively							
- Effect of adopting FRS 21	-	-	-	(605)	605	-	-
- Effect of adopting FRS 102	-	-	-	1,538	(1,095)	-	443
	667,277	105,169	232,103	(3,864)	570,632	53,399	1,624,716
Adjusted prospectively							
- Effect of adopting FRS 39	-	-	-	-	(484)	-	(484)
As restated	667,277	105,169	232,103	(3,864)	570,148	53,399	1,624,232
Net currency translation adjustment	-	-	-	(4,317)	-	1,227	(3,090)
Net gains/losses not recognised in income statement	-	-	-	(4,317)	-	1,227	(3,090)
Net profit after tax	-	-	-	-	11,148	(249)	10,899
Total recognised gains for the financial year	-	-	-	(4,317)	11,148	978	7,809
Value of employee service	-	-	-	468	-	-	468
Issue of shares under share option and performance shares plan	1,283	64	-	-	-	-	1,347
As at 31 Mar 2005	668,560	105,233	232,103	(7,713)	581,296	54,377	1,633,856

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2006	678,526	107,797	3,579	191,746	981,648
Net profit after tax	-	-	-	11,241	11,241
Transfer from share premium reserve to share capital	107,797	(107,797)	-	-	-
Value of employee service	-	-	446	-	446
Issue of shares under share option and performance shares plan	1,014	-	-	-	1,014
As at 31 Mar 2006	787,337	-	4,025	202,987	994,349
As at 1 Jan 2005	667,277	105,169	25,887	586,776	1,385,109
Adjusted retrospectively					
- Effect of adopting FRS 21	-	-	(25,887)	25,887	-
- Effect of adopting FRS 102	-	-	1,515	(1,095)	420
	667,277	105,169	1,515	611,568	1,385,529
Adjusted prospectively					
- Effect of adopting FRS 39	-	-	-	(467)	(467)
As restated	667,277	105,169	1,515	611,101	1,385,062
Net profit after tax	-	-	-	6,490	6,490
Value of employee service	-	-	456	-	456
Issue of shares under share option and performance shares plan	1,283	64	-	-	1,347
As at 31 Mar 2005	668,560	105,233	1,971	617,591	1,393,355

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share options
In Q1 2006, the Company issued 3,166,767 ordinary shares of S$0.32 each (Q1 2005: 2,240,976 ordinary shares of S$0.32 each) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 31 March 2006, there were 22,545,954 (Q1 2005: 42,982,078) unissued shares under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 January 2006	21,318,143
Granted during the financial period	4,431,200
Cancelled during the financial period	(36,622)
Exercised during the financial period	(3,166,767)
As at 31 March 2006	22,545,954

Performance Shares
The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. As at 31 March 2006, there were no Conditional Awards outstanding (Q1 2005: 3,618,856). The amount provided in the consolidated income statement for Q1 2006 was Nil (Q1 2005: S$0.1 mil).

The details of the Performance Share Plan can be found in the 2005 Annual Report.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.

The figures have not been audited nor reviewed by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements for the year ended 31 December 2005.

5. *If there are any changes in the accounting polices and method of computation, including any* required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group	
	31-Mar-06	31-Mar-05
Continuing operations		
(a) Based on the weighted average number of ordinary shares in issue (cents)	0.55	0.33
(b) On fully diluted basis (cents)	0.54	0.33
Discontinued operations		
(a) Based on the weighted average number of ordinary shares in issue (cents)	-	0.20
(b) On fully diluted basis (cents)	-	0.20
Group		
(a) Based on the weighted average number of ordinary shares in issue (cents)	0.55	0.53
(b) On fully diluted basis (cents)	0.54	0.53

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and

(b) immediately preceding financial year

	Group		Company	
	31-Mar-06	31-Dec-05	31-Mar-06	31-Dec-05
Net assets value* per ordinary shares (S$)	0.63	0.62	0.47	0.46

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

(i) <u>Review of Financial Performance for Continuing Operations (Q1 2006 vs Q1 2005)</u>

The main activities of the Group's Continuing Business are its 45% interest in its associated company, Tincel Properties which owns the Raffles City Complex and the contract to manage the complex.

Following the sale of its hotel business, the Group achieved a PATMI of $11.6 mil in Q1 2006. This was mainly due to higher interest income earned from the balance of proceeds of hotel divestment. The improvement was also due in part to better performance of its associated company. PATMI from Continuing Operations increased by 68% compared to Q1 2005.

PATMI from Discontinued Operations in Q1 2005 comprised of RHL's hotel business which was divested in 30 September 2005.

The detail turnover and profitability of the Group are as outlined in the table below:

	Group (Year-To-Date)			
	31-Mar-06	31-Mar-05	Incr / (Decr)	
Continuing Operations	S$'mil	S$'mil	S$'mil	%
Turnover	0.9	0.8	0.1	13
Profitability				
Earnings before interest, tax, depreciation & amortisation (EBITDA)	15.8	10.4	5.4	52
Profit after tax and minority interests attributable to shareholders (PATMI)	**11.6** *	**6.9**	**4.7**	**68**
Discontinued Operations				
Profit after tax and minority interests attributable to shareholders (PATMI)	-	4.2	(4.2)	n.m.
Total PATMI	11.6	11.1	0.5	5

* Includes interest income of $3.9 mil (Q1 2005: $0.4 mil) (net of tax).

(ii) Review of Operating Performance (Q1 2006 vs Q1 2005)

The main activities of the Group's Continuing Business are its 45% interest in Tincel Properties which owns Raffles City Complex and the contract to manage the complex. The Raffles City Complex comprises the 2 hotels, namely Raffles The Plaza and Swissotel The Stamford, with 2032 guest rooms, Raffles City Shopping Centre with 27,731 square metres of retail space and Raffles City Tower with 34,828 square metres of office space.

The Raffles The Plaza and Swissotel The Stamford

The two hotels continue to benefit from the improvement in visitor arrivals to Singapore, which as at YTD Feb 2006 exceeded the corresponding period in 2005 by 15.4% to reach 1.49 million arrivals.

In Q1 2006, rental revenue from the lease of the hotels increased by 4.3% over Q1 2005. This is due to higher contribution from variable rent arising from growth in the hotels' gross revenue and higher service charge contribution.

Raffles City Shopping Centre ("RCSC")

Leasing activities in the retail market remained healthy in Q1 2006. Consumer sentiment remained positive amidst sustained economic growth and increase in tourist arrivals.

Modest growth was seen in Orchard Road and the suburbs, where the average prime rent rose 0.9% to $33.30psf and 0.7% to $27.20psf respectively.

As at Q1 2006, average occupancy at RCSC dipped marginally to 97.5% as compared with 98.6% as at Q1 2005 due mainly to tenancy changeovers as the centre continues to refine its tenancy mix. RCSC continued to be successful in maintaining its premium positioning with a fashion and lifestyle focus. Shopper traffic remained consistently strong year-on-year, averaging 2.2 million shoppers per month.

In Q1 2006, RCSC's rental revenue increased by 2.3% over Q1 2005 as a result of higher variable rent arising from improvement in tenant sales as well as higher renewal rents.

The Raffles MarketPlace, a key asset enhancement initiative comprising the conversion of 50,000 square feet of non-revenue generating back-of-house space as part of its extended retail and F&B footprint in Basement 1, is in progress. It will feature trendy lifestyle, fashion and F&B offerings in an informal and organic setting is now 80% pre-committed as at end Mar 2006. The first phase of the project which will yield 5,600 square feet of life style and food & beverage selections in a contemporary "bazaar" setting is scheduled to open in early May. Full completion is scheduled in July 2006.

Raffles City Tower ("RCT")

The Singapore office market sustained its growth momentum during Q1 2006 on the back of healthy economic performance and tenants' expansion activities.

Improved demand for premier stock and large scale schemes saw Grade A rents in the Raffles Place and Marina Centre rising 5.3% quarter-on-quarter to $6.00psf. Average prime rents rose to $5.60psf, reflecting a 7.7% growth over Q4 2005. Leasing activities in Q1 2006 continued to be dominated by the financial & banking sector with good take-up rates seen at One Raffles Quay and One George Street.

Through innovative and competitive lease packaging, RCT achieved occupancy of 98.7% as at Q1 2006, 2 percentage points above Q4 2005 and 7.2 percentage points higher than the corresponding period in 2005. Revenue for the quarter was 5.3% higher than the corresponding period in 2005.

(iii) Awards and Accolades

The Group's President and CEO, Ms Jennie Chua, was conferred the Outstanding Contribution to Tourism award in the 20th Tourism Awards organised by Singapore Tourism Board.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its 2005 full year results announcement, it was stated that:

"The Group expects its performance in Q1 2006 to be profitable in line with positive outlook for Tincel Properties. The year on year comparison for Q1 2006 will however be moderated by the higher base of comparison in Q1 2005 which included the Hotel Business that the Group had divested on 30 September 2005."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

(i) Additional Consideration from the Divestment of Hotel Business

In the full year 2005 announcement, the Group had announced that it had completed the sale of its hotel business to Colony HR Acquisitions, LLC ("Colony"), an affiliate of Colony Capital, LLC on 30 September 2005 for an enterprise value of $1.72 billion and received an aggregate consideration of $1,445.5 million in cash. In addition, in Q4 2005, the Group recognised an additional consideration of $78.8 million. With the additional consideration, the exceptional gain on divestment (including realization of reserves and net of related transactions costs) increased to $631.1 million. It was stated that there were other adjustments yet to be agreed by both parties and hence had not been included in the 2005 results.

The Group is pleased to inform that in April 2006, it has received an additional consideration of $11.8 million from Colony upon finalisation of the completion accounts. With the additional consideration, the exceptional gain on divestment increased by $11.6 million (net of additional transaction costs), from $631.1 million to $642.7 million. The additional exceptional gain of $11.6 mil will be included in Q2 2006 results.

(ii) Group's Outlook on Operating Performance for Q2 2006 and Full Year 2006

The Group expects its performance in Q2 2006 and the whole of 2006 to be profitable.

The year-on-year comparison will however be moderated by the higher base in 2005 which included the hotel business and the exceptional gain from the divestment of its hotel business.

As mentioned in para 10(iii), upon completion of the sale of Raffles City Complex, the Group's share of the gain arising from the sale, on a pro forma basis assuming the sale had taken place on 31 December 2005, is estimated to be $435.1 million, including realization of revaluation reserves and net of transaction expenses.

(iii) Proposed Transaction – Sale of Raffles City by the Group's 45% Equity Interest Associate

On 19 March 2006, Raffles Holdings Limited ("RHL" or "the Company") announced that its 45% associated company, Tincel Properties (Private) Limited ("Tincel Properties"), has agreed to sell Raffles City (the "Sale") at a property purchase price of $2.085 billion to the trustee of CapitaCommercial Trust ("CCT"), which will form a joint ownership vehicle 60% held by CCT and 40% held by CapitaMall Trust (the "Announcement").

As stated in the Announcement, the Sale is conditional upon, *inter alia*, the approval of the Company's shareholders and the approval of unitholders of CCT.

As also stated in the Announcement, the Company does not intend to invest in or acquire any new businesses with the cash proceeds from the Sale and intends to distribute all available cash to its shareholders. The actual amount to be distributed will depend upon, *inter alia,* the actual value of the net tangible assets of the Company at the time of distribution, the provisions to be made for tax and other liabilities, and the number of RHL shares in issue.

(iv) Clean Exit for Shareholders

As stated in its announcement on 24 April 2006, the Company is exploring various options to provide its shareholders with a clean exit from their shares in the Company ("Shares") upon completion of the Sale and the distribution of all available cash, including but not limited to a voluntary de-listing of the RHL shares with an exit offer in cash to be made to the shareholders. The Company expects to be in a position to finalise and announce the terms of such exit for its shareholders in the fourth quarter of 2006, after receiving the proceeds from the Sale and after the distribution of cash.

11. Dividend

(a) Current Financial Period Reported On
Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable
NA

(d) Book Closure Date
NA

12. If no dividend has been declared / recommended, a statement to that effect.

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Persons	Aggregate value of all interested persons transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	330

* As renewed at Annual General Meeting on 28 April 2005.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
27 April 2006





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 28 APRIL 2006

CapitaLand Limited ("CapitaLand") wishes to announce that:

(a) At the Annual General Meeting ("AGM") of CapitaLand held on 28 April 2006, all the resolutions as set out in the Notice of AGM dated 29 March 2006, and put to the meeting, were duly passed.

(b) At the Extraordinary General Meeting ("EGM") of CapitaLand held on 28 April 2006, the special resolution as set out in the Notice of EGM dated 29 March 2006, and put to the meeting, was duly passed.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 April 2006



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND LF (CAYMAN) HOLDINGS CO., LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Cayman Islands:

Name	:	CapitaLand LF (Cayman) Holdings Co., Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	US$50,000 divided into 50,000 shares of US$1 each
Issued and Paid-up Share Capital	:	US$1 comprising 1 share

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 April 2006

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Apr-2006 18:20:12
Announcement No.	00251

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Clarification to Article"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Raffles_annc_Clarification_to_Article_28Apr06.pdf Total size = **24K** (2048K size limit recommended)

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Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Clarification to Article

Raffles Holdings Limited ("RHL" or the "Company") refers to the article that appeared in The Straits Times dated 28 April 2006, headlined "***Raffles Holdings brand name still has sale value, says CEO***".

RHL wishes to make clarification to certain points in the article, especially the headline and paragraphs 1 and 3, which may give rise to inaccurate inference.

The Company had stated in its 19 March 2006 and 24 April 2006 announcements that upon the completion of the sale of Raffles City by its associated company, Tincel Properties Private Limited ("Sale"), the Company does not intend to invest in or acquire any new businesses. The Company proposes to distribute all available cash to shareholders of the Company after making provisions for tax and other liabilities. The Company has also announced that it is exploring various options to provide shareholders with a clean exit route, including but not limited to a voluntary de-listing of the shares with an exit offer in cash to be made to shareholders.

As previously announced, the pro-forma consolidated net tangible assets ("NTA") per share of the Company was estimated to be $0.73, assuming the sale had been completed on 31 December 2005. The actual amount of cash available for distribution may differ from the pro-forma NTA per share of $0.73 as it will depend upon, *inter alia*, the actual NTA of the Company at the time of distribution, the provisions to be made for tax and other liabilities, and the number of shares in issue. Out of the cash available for distribution, the Company would distribute a final dividend of 2 cents per share in May 2006, as approved by shareholders at the recent AGM, and all remaining available cash is expected to be distributed to shareholders upon completion of the Sale and receipt of the necessary regulatory approvals. Any residual NTA would be distributed to shareholders based on the exit route eventually selected by the Company.

We would like to highlight further that in the event the Company is delisted when it has no further business or assets, the listed status of the Company and any attributable value to the listed shell will cease to be relevant.

By Order of the Board

Ng Lai Leng
Company Secretary
28 April 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Apr-2006 16:54:22
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Ascott Formalises Agreement with Addax Investment Bank to Launch 15 Serviced Residences in the Middle East and North Africa"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.29Apr06.pdf Total size = **328K** (2048K size limit recommended)

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For Immediate Release

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

ASCOTT FORMALISES AGREEMENT WITH ADDAX INVESTMENT BANK TO LAUNCH 15 SERVICED RESIDENCES IN THE MIDDLE EAST AND NORTH AFRICA

Singapore, 29 April 2006 - The Ascott Group (Ascott) has signed a master development agreement with Addax Investment Bank, marking a significant step towards formalising their agreement to launch at least 15 serviced residences to be managed by Ascott across the Middle East and North Africa (MENA) by 2010.

Under the memorandum of understanding signed in November 2005, Addax Investment Bank will set up and manage an investment fund to finance the acquisition and development of the serviced residences. Addax Investment Bank will source for, acquire and develop the serviced residences using the fund, while Ascott will manage these serviced residences, provide technical consultation on the development, design and renovation of the properties as well as create marketing and branding programmes for the properties. The fund will be used to acquire and develop properties with initial focus in countries in the Middle East including Bahrain, the United Arab Emirates, Qatar, Kuwait and Saudi Arabia. The first property is targeted to be operational in 2007. Possible sites in North Africa may be included at a later phase.

Yousef Al-Essa, General Manager, Addax Investment Bank said, "We are excited about moving our partnership with Ascott forward. Following our MOU last November, we have established a holding company called MENA Serviced Residence Company which will acquire and develop the properties. We will be inviting investors to raise an initial capital of US$100 million as part of the US$1 billion fund which we will set up to finance the acquisition and development of the properties."

"The influx of business visitors and expatriates to the Middle East and North Africa has created demand for quality serviced residences. As a pioneer in serviced residence in Asia Pacific, Ascott has in-depth knowledge of the industry, well-established global infrastructure and proven expertise in managing serviced residences globally. Together with our partner, Addax Investment Bank, we will be tapping on the favourable economic and market conditions to provide premium serviced residences in the region," said Mr Yip Hoong Mun, Chief Executive Officer, Asia Pacific/Middle East, concurrently Chief Product & Operations Officer, The Ascott Group.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with close to 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

Ascott's global presence spans 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East. Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. The Group also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, Ascott boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Celina Low, Vice President, Corporate Communications
Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com